Filed Pursuant to Rule 424(b)(5)
Registration No. 333-161663

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Debt Securities	$400,000,000	$28,520

(1)	Calculated in accordance with rule 457(r) under the Securities Act of 1933. Of the total registration fee of $28,520, Registrant is applying $15,350 carried over from Registration Statement No. 333-148399 and $11,601.50 carried over from Registration Statement No. 333-145517.

Prospectus supplement

(To prospectus dated September 1, 2009)

Central Garden & Pet Company

$400,000,000

8.25% Senior Subordinated Notes due 2018

Issue Price: 100%

Interest payable March 1 and September 1

We are offering $400 million aggregate principal amount of senior subordinated notes, which we refer to as the notes. The notes will mature on March 1, 2018. We will pay interest on the notes on each March 1 and September 1, beginning September 1, 2010.

We may redeem some or all of the notes at any time on or after March 1, 2014 at the redemption prices set forth under “Description of notes—Optional redemption.” Prior to March 1, 2014, we may redeem the notes at a “make-whole” premium. In addition, at any time prior to March 1, 2013, we may redeem up to 35% of the notes with proceeds we receive from certain equity offerings at the prices set forth under “Description of notes—Optional redemption.” If we sell certain assets and do not reinvest the proceeds or repay borrowings under our senior credit facilities or if we experience specific kinds of changes in control, we must offer to repurchase the notes.

The notes will be our unsecured senior subordinated obligations and will be subordinated to all of our existing and future senior debt, including our senior secured credit facilities.

The obligations under the notes will be fully and unconditionally guaranteed on a senior subordinated basis by each of our existing and future domestic restricted subsidiaries with certain exceptions. The guarantees will be general unsecured senior subordinated obligations of the guarantors and will be subordinated to all existing and future senior debt of the guarantors.

Investing in the notes involves risks. See “Risk factors” beginning on page S-10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to public(1)	Underwriting discounts and commissions	Proceeds, before expenses, to Central Garden & Pet Company(1)

Per note	100.000%	2.000%	98.000%
Total	$400,000,000	$8,000,000	$392,000,000

(1)	Plus accrued interest, if any, from March 8, 2010.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

The underwriters expect to deliver the notes on or about March 8, 2010 in book-entry form through The Depository Trust Company for the account of its participants, including Clearstream Banking sociéte anonyme and Euroclear Bank S.A./N.V.

Joint book-running managers

J.P. Morgan	Oppenheimer & Co.

Co-managers

SunTrust Robinson Humphrey	Deutsche Bank Securities

February 25, 2010

Prospectus supplement

Prospectus

S-i

About this prospectus supplement

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the notes we are offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the notes we are offering hereby. You should read this prospectus supplement along with the accompanying prospectus, the documents incorporated by reference herein and therein, as well as any free writing prospectus that is filed, including the term sheet for the notes we are offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Non-GAAP financial measures

In this prospectus supplement, we use the non-GAAP financial measure of EBITDA. See “Summary—Summary historical consolidated financial data.” EBITDA is not a presentation made in accordance with GAAP and has important limitations as an analytical tool. You should not consider EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because EBITDA excludes some, but not all, items that affect net income and net cash provided by operating activities and is defined differently by different companies in our industries, our definition of EBITDA may not be comparable to similarly titled measures of other companies. For a reconciliation of EBITDA to the most directly comparable GAAP measure, see page S-9.

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Forward-looking statements

This prospectus supplement includes “forward-looking statements.” Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industry and economies in which we operate and other information that is not historical information. When used in this prospectus supplement, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but we cannot assure you that our expectations, beliefs and projections will be realized.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus supplement. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus supplement are set forth in this prospectus supplement, including the factors described in the section entitled “Risk factors.” If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in or imply by any of our forward-looking statements. We do not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances. Presently known risk factors include, but are not limited to, the following factors:

•	seasonality and fluctuations in our operating results and cash flow;

•	fluctuations in market prices for seeds and grains;

•	declines in consumer spending during economic downturns;

•	inflation, deflation and other adverse macro-economic conditions;

•	supply shortages in small animals and pet birds;

•	adverse weather conditions;

•	fluctuations in energy prices, fuel and related petrochemical costs;

•	our ability to refinance our indebtedness on reasonable terms;

•	future reductions in our debt capacity in the event of a future deterioration in operating results;

•	access to and cost of additional capital;

•	dependence on a few customers for a significant portion of our business;

•	consolidation trends in the retail industry;

•	uncertainty about new product innovations and marketing programs;

S-iii

•	competition in our industries;

•	risks associated with our acquisition strategy;

•	dependence upon our key executive officers;

•	implementation of a new enterprise resource planning information technology system;

•	potential environmental liabilities;

•	risk associated with international sourcing; and

•	litigation and product liability claims.

Market, ranking and other data

The data included in this prospectus supplement regarding markets and ranking, including the size of certain markets and our position and the position of our competitors and products within these markets, are based on both independent industry publications, including Packaged Facts, Lawn & Garden Products in the U.S. 2009; Mintel, Lawn & Garden Products & Services 2007; Packaged Facts, Pet Supplies in the U.S. 2007 and Pet Food in the U.S. 2006; Mintel, Pet Food and Supplies 2007; American Pet Products Association (APPA) National Pet Owners Survey 2009-2010 and our estimates based on management’s knowledge and experience in the markets in which we operate. Our estimates have been based on information provided by customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus supplement. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. As a result, you should be aware that market, ranking and other similar data included in this prospectus supplement, and estimates and beliefs based on that data, may not be reliable.

S-iv

Summary

This summary highlights the information contained elsewhere in this prospectus supplement and the accompanying prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement, the accompanying prospectus and documents to which we refer you. Except as otherwise required by the context or as to otherwise noted, as used in this prospectus supplement, references to “Central,” the “company,” “we,” “us,” “our” and similar phrases are to Central Garden & Pet Company and its consolidated subsidiaries.

Our company

Central Garden & Pet Company is a leading innovator, marketer and producer of quality branded products. We are one of the largest suppliers in the pet and lawn and garden supplies industries in the United States. The total pet industry is estimated to be approximately $31 billion in annual retail sales. We estimate the annual retail sales of the pet supplies and ultra-premium pet food markets in the categories in which we participate to be approximately $15 billion. As of 2009, the total lawn and garden industry in the United States is estimated to be approximately $24 billion in annual retail sales. We estimate the annual retail sales of the lawn and garden supplies markets in the categories in which we participate to be approximately $6.2 billion.

Our pet supplies products include products for dogs and cats, including edible bones, premium healthy edible and non-edible chews, ultra-premium dog and cat food and treats, leashes, collars, toys, pet carriers, grooming supplies and other accessories; products for birds, small animals and specialty pets, including food, cages and habitats, toys, chews and related accessories; animal and household health and insect control products; products for fish, reptiles and other aquarium-based pets, including aquariums, furniture and lighting fixtures, pumps, filters, water conditioners, food and supplements, and information and knowledge resources; and products for horses and livestock. These products are sold under a number of brand names including AdamsTM, All-Glass Aquarium®, Altosid®, Aqueon®, BioSpot®, Breeder’s Choice®, Coralife®, Farnam®, Four Paws®, InterpetTM, Kaytee®, Kent Marine®, Nylabone®, Pet Select®, Pre-Strike®, Oceanic Systems®, Super PetTM, TFH® , Zilla® and Zodiac®.

Our lawn and garden supplies products include proprietary and non-proprietary grass seed; wild bird feed, bird feeders, bird houses and other birding accessories; weed, grass, ant and other herbicide, insecticide and pesticide products; and decorative outdoor lifestyle and lighting products including pottery, trellises and other wood products and holiday lighting. These products are sold under a number of our own brand names, including AMDRO®, GKI/Bethlehem Lighting®, Grant’s TM, Ironite®, Lilly Miller®, Matthews Four Seasons TM, New England Pottery®, Norcal®, Pennington®, Over’n Out®, Smart SeedTM and The Rebels®, and under licensed brand names, including Sevin®.

In fiscal 2009, our consolidated net sales were $1.6 billion, of which our lawn and garden segment, or Garden Products, accounted for approximately $781 million and our pet segment, or Pet Products, accounted for approximately $833 million. In fiscal 2009, our income from operations was $126.0 million, of which Garden Products accounted for $68.9 million and Pet Products accounted for $102.2 million, before corporate expenses and eliminations of $45.1 million. In fiscal 2009, our consolidated EBITDA was $155.1 million.

Competitive strengths

We believe we have the following competitive strengths which serve as the foundation of our business strategy:

•

Market Leadership Positions Built on a Strong Brand Portfolio.    We are one of the leaders in the premium branded U.S. pet supplies market and in the U.S. consumer lawn and garden supplies market. We have a diversified portfolio of brands, most of which we believe are among the leading brands in their respective U.S. market categories. The majority of our brands have been marketed and sold for more than 20 years.

•

Strong Relationships with Retailers.    We have developed strong relationships with major and independent retailers through our product innovation, premium brand names, broad product offerings, sales and logistics capabilities and high level of customer service. We believe that major retailers value the efficiency of dealing with suppliers with national scope and strong brands. These strengths have made us one of the largest pet supplies vendors to PETsMART, PETCO and Wal*Mart and among the largest lawn and garden supplies vendors to Wal*Mart, Home Depot and Lowe’s. Our ability to service large retailers, to meet their unique needs for packaging and point of sale displays and to offer new innovative products provides us with a competitive advantage. Independent retailers value our high level of customer service and broad array of premium branded products. We are the largest supplier to independent pet supplies retailers in the United States.

•

Favorable Long-Term Industry Characteristics.    The pet and lawn and garden supplies markets in the U.S. have grown and are expected to continue to grow over the long-term due to favorable demographic and leisure trends. The key demographics bolstering our markets are the growth rates in the number of children under 18 and the number of adults over age 55. Households with children tend to own more pets, and adults over 55 are more likely to be “empty nesters” who keep pets as companions and have more disposable income and leisure time available for both pets and garden activities.

•

Sales and Logistics Networks.    We are a leading supplier to independent specialty retailers for the pet and lawn and garden supplies markets through our sales and logistics networks. We believe our sales and logistics networks give us a significant competitive advantage over other suppliers. These networks provide us with key access to independent pet specialty retail stores and retail lawn and garden customers that require distribution for our and other manufacturers’ branded products, facilitating acquisition and maintenance of premium shelf placement, prompt product replenishment, customization of retailer programs, quick responses to changing customer and retailer preferences, rapid deployment and feedback for new products, and immediate exposure for new internally developed and acquired brands. We plan to continue to utilize our team of dedicated sales people and our sales and logistics networks to expand sales of our branded products.

•

Innovative New Products.    We have developed a reputation for introducing innovative and high quality products. We continuously seek to introduce new products at a reasonable cost, both as complementary extensions of existing product lines and as new product categories. We have received approximately 21 industry awards for our new pet products in the last three years.

•

Experienced and Incentivized Management Team.    Our senior management team has significant experience in the pet and lawn and garden supplies industries. William E. Brown, our Chairman and Chief Executive Officer, has over 25 years of industry experience. Mr. Brown also owns approximately 10% of our outstanding stock and controls approximately 52% of the voting power of our outstanding stock.

Business strategy

Our objective is to increase market share, revenue, cash flow and profitability by enhancing our position as one of the leading companies in the U.S. pet supplies industry and lawn and garden supplies industry. To achieve our objective, we plan to capitalize on our strengths and the favorable industry trends by implementing the following key elements of our business strategy:

•

Promote Existing Brands.    With our broad product assortment, strong brand names, strong sell-through and innovative products and packaging, we believe we can further strengthen our relationships with existing retailers to increase shelf space and sales. We believe that the strength of our major customers provides us with a solid foundation for future growth. We intend to gain market share in the mass market, grocery and specialty pet store channels and add new retailers through marketing and sales personnel dedicated to these channels, as well as our innovative product introductions and packaging. We will continue to focus on using our sales and logistics network to emphasize sales of our higher margin, proprietary brands and to use efficient supply chain capabilities that enable us to provide retailers with high service levels and consistent in-stock positions.

•

Improve Margins.    We believe there are opportunities to improve our gross and operating margins through price increases, increased sales of our higher margin, innovative branded products and cost reductions and leveraging of our existing infrastructure. Since fiscal 2004, we have continued to consolidate our sales and logistics centers, made capital improvements and consolidated some of our manufacturing facilities to reduce costs and improve manufacturing efficiencies. As a result of our initiatives, gross margins have increased from 30.3% in fiscal 2004 to 32.7% in fiscal 2009.

•

Reduce Our Investment In Working Capital.    We believe there are opportunities to continue to reduce our investment in working capital. In fiscal 2009, we reduced inventory, collected receivables more efficiently and managed payables more effectively, and we will continue to focus on these items to further strengthen our balance sheet.

•

Continue New Product and Packaging Innovation.    We will continue to leverage the strength of our leading brand names by introducing innovative new products and packaging, extending existing product lines and entering new product categories. Our new product strategy seeks to capitalize on fulfilling consumer needs, our strong brand names, established customer relationships and history of product innovation. We have also made investments in our corporate sales and marketing infrastructure in the areas of product development, category management and key account sales support.

•

Pursue Strategic Acquisitions.    We plan to continue to make selected strategic acquisitions of branded product companies that complement our existing brands and product offerings. Management has substantial experience in acquiring branded products companies. By leveraging our marketing, manufacturing and sales and logistics capabilities, we believe we can increase the sales and improve the operating efficiencies of acquired companies. We look for companies with the potential to have the top one or two brands in their respective categories. The characteristics we seek when evaluating target companies are strong brand names, high quality and innovative product offerings, an experienced management team and a history of organic earnings growth.

Corporate information

We were incorporated in Delaware in June 1992 and are the successor to a California corporation which was incorporated in 1955. Our executive offices are located at 1340 Treat Blvd., Suite 600, Walnut Creek, CA 94597, and our telephone number is (925) 948-4000.

The offering

The summary below describes the principal terms of the notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The “Description of notes” section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes.

Issuer	Central Garden & Pet Company

The notes	$400 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2018.

Maturity	March 1, 2018.

Interest payment dates	Interest is payable on the notes on March 1 and September 1 of each year, beginning on September 1, 2010.

Optional redemption	We may, at our option, redeem all or part of the notes at any time prior to March 1, 2014 at a make-whole price, and at any time on or after March 1, 2014 at fixed redemption prices, plus accrued and unpaid interest, if any, to the date of redemption, as described under “Description of notes—Optional redemption.” In addition, prior to March 1, 2013, we may redeem up to 35% of the notes with the proceeds from certain equity offerings at the redemption price listed under “Description of notes—Optional redemption.”

Guarantees	The notes will be unconditionally guaranteed on a senior subordinated basis by each of our existing and future domestic restricted subsidiaries with certain exceptions. If we cannot make payments on the notes when they are due, the guarantors must make them instead.

Ranking	The notes and the guarantees will be unsecured senior subordinated obligations. Accordingly, they will rank:

•	behind all of our and the guarantors’ existing and future senior debt, whether or not secured;

•	equally with all our and the guarantors’ existing and future unsecured senior subordinated obligations that do not expressly provide that they are subordinated to the notes; and

•	ahead of any of our and the guarantors’ future debt that expressly provides that it is subordinated to the notes.

On a pro forma basis as of December 26, 2009, the notes and the guarantees would have been subordinated to approximately $0.5 million of senior debt. In addition, there would have been approximately $334 million of unused commitments under our senior credit facilities.

Covenants	The indenture governing the notes will, among other things, limit our and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	pay dividends or distributions on, or redeem or repurchase, capital stock;

•	make investments;

•	engage in transactions with affiliates;

•	incur liens;

•	transfer or sell assets; and

•	consolidate, merge or transfer all or substantially all of our assets.

Change of control	Upon a Change of Control, as that term is defined in the indenture, you will have the right, subject to certain conditions, to require us to repurchase your notes, in whole or in part, at 101% of their principal amount, plus accrued and unpaid interest, to the repurchase date. See “Description of notes—Change of control.”

Asset sales	If we sell certain assets and do not reinvest the proceeds or repay borrowings under our senior credit facilities, you will have the right, subject to certain conditions, to require us to repurchase your notes, in whole or in part, at 100% of their principal amount, plus accrued and unpaid interest, to the repurchase date. See “Description of notes—Asset sales.”

No public market	The notes are a series of securities for which there is currently no established trading market. The underwriters have advised us that they presently intend to make a market in the notes. However, you should be aware that they are not obligated to make a market in the notes and may discontinue their market-making activities at any time without notice. As a result, a liquid market for the notes may not be available if you try to sell your notes. We do not intend to apply for a listing of the notes on any securities exchange or any automated dealer quotation system.

Use of proceeds	We will use the net proceeds of this offering, together with available cash, to purchase our outstanding 9 1/8% senior subordinated notes due 2013 that are tendered by holders and accepted by us pursuant to a tender offer we are currently conducting, including the payment of accrued interest, pay in full the outstanding indebtedness under our senior term loan and pay related fees and expenses. Proceeds necessary to pay the redemption price of our outstanding senior subordinated notes not tendered in the tender offer (principal and premium) and interest on such notes will be irrevocably deposited with the trustee for our outstanding senior subordinated notes following the expiration date of the tender offer. See “Use of proceeds.”

Form	The notes will be represented by registered global securities registered in the name of Cede & Co., the nominee of the depositary, The Depository Trust Company, or DTC. Beneficial interests in the notes will be shown on, and transfers will be effected through, records maintained by DTC and its participants.

Risk factors	See “Risk factors” beginning on page S-10 of this prospectus supplement for important information regarding us and an investment in the notes.

Summary historical consolidated financial data

The following table contains summary historical financial data derived from our audited consolidated financial statements as of and for the fiscal years ended September 29, 2007, September 27, 2008 and September 26, 2009 and as of and for the three months ended December 27, 2008 and December 26, 2009. This summary financial data is not necessarily indicative of the results of future operations and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations,” and our consolidated financial statements and related notes contained elsewhere in this prospectus supplement.

	Fiscal year ended			Three months ended		Twelve months ended Dec. 26, 2009
	Sept. 29, 2007	Sept. 27, 2008	Sept. 26, 2009	Dec. 27, 2008	Dec. 26, 2009

(in thousands)				(unaudited)

Statement of Operations Data:
Net sales(1)	$1,671,145	$1,705,386	$1,614,300	$292,542	$269,236	$1,590,994
Cost of goods sold and occupancy	1,136,825	1,184,058	1,086,974	207,061	181,467	1,061,380

Gross profit	534,320	521,328	527,326	85,481	87,769	529,614
Selling, general and administrative expenses	434,903	415,978	401,340	88,147	87,248	400,441
Goodwill and other impairments(2)	—	429,764	—	—	—	—

Income (loss) from operations	99,417	(324,414)	125,986	(2,666)	521	129,173
Interest expense, net	(48,147)	(37,273)	(22,061)	(6,552)	(4,934)	(20,443)
Other income	2,402	2,116	52	(950)	592	1,594

Income (loss) before income taxes (tax benefit)	53,672	(359,571)	103,977	(10,168)	(3,821)	110,324
Income taxes (tax benefit)	19,999	(93,069)	36,368	(3,853)	(1,402)	38,819

Income (loss) including noncontrolling interest	33,673	(266,502)	67,609	(6,315)	(2,419)	71,505
Net income (loss) attributable to noncontrolling interest	1,369	833	1,661	(131)	475	2,267

Net income (loss) attributable to Central Garden & Pet Company	$32,304	$(267,335)	$65,948	$(6,184)	$(2,894)	$69,238

Other Data:
EBITDA(3)	$130,134	$(291,897)	$155,141	$4,808	$7,752	$158,085
Depreciation and amortization	30,717	32,517	29,155	7,474	7,231	28,912
Capital expenditures	60,038	22,349	16,505	3,889	2,612	15,228

Pro forma interest expense(4)						36,047

Ratio of pro forma total debt to EBITDA						2.5x

Ratio of EBITDA to pro forma interest expense, net(4)						4.4x
Cash from operating activities	38,535	115,028	221,638	26,079	44,288	239,847
Cash used in investing activities	(92,460)	(15,406)	(20,542)	(4,220)	(2,612)	(18,934)
Cash from (used in) financing activities	46,475	(93,935)	(142,011)	(39,434)	(35,543)	(138,120)

Balance Sheet Data:
Cash	$21,055	$26,929	$85,668	$8,862	$91,791	$91,791
Total assets	1,646,822	1,259,318	1,150,925	1,194,361	1,121,977	1,121,977
Total debt	610,523	523,147	408,085	491,053	407,263	407,263

(1)	Fiscal year 2006 included 53 weeks; fiscal years 2007, 2008 and 2009 included 52 weeks.

(2)	During fiscal 2008, we recognized non-cash charges of $403 million related to goodwill impairments within our Pet Products and Garden Products segments and $27 million for impairments of long-lived assets in our Garden Products segment.

(3)	“EBITDA” is calculated as income from operations plus depreciation and amortization.

	Fiscal year ended			Three months ended		Twelve months ended Dec. 26, 2009
(in thousands)	Sept. 29, 2007	Sept. 27, 2008	Sept. 26, 2009	Dec. 27, 2008	Dec. 26, 2009

Income from operations(a)	$99,417	$(324,414)	$125,986	$(2,666)	$521	$129,173
Depreciation and amortization	30,717	32,517	29,155	7,474	7,231	28,912

EBITDA	$130,134	$(291,897)	$155,141	$4,808	$7,752	$158,085

(a)	Fiscal year 2008 included a non-cash goodwill and other impairments charge of approximately $430 million.

EBITDA is not intended to represent cash flow from operations as defined by accounting principles generally accepted in the United States and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. EBITDA is included in this prospectus supplement because it is a basis upon which our management assesses financial performance. While EBITDA is frequently used as a supplemental measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

As presented, our EBITDA reflects the impact of a number of items that affected EBITDA significantly in fiscal 2008 and that management does not consider indicative of our ongoing financial performance. For a discussion of these items, see “Management’s discussion and analysis of financial condition and results of operations—Other charges and unusual expenses” and “Risk factors” on page S-10 regarding other charges and unusual expenses.

(4)	Pro forma interest expense, net, means interest expense after giving effect to the offering of the notes assuming the offering had occurred on December 27, 2008. The pro forma interest expense, net, for the twelve months ended December 26, 2009 reflects the following:

(in thousands)	Dec. 26, 2009

Interest expense, net	$20,443
Record amortization of debt issuance costs	2,117
Eliminate historical amortization of paid debt issuance costs	(2,010)
Record interest expense related to the issuance of the $400 million of notes in this offering	33,000
Eliminate historical interest expense	(17,503)

Pro forma interest expense, net	$36,047

Risk factors

You should read and consider carefully each of the following factors as well as the other information contained in this prospectus supplement before making a decision to invest in the notes.

Risks relating to the notes

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

Following this offering, we will have a significant amount of indebtedness. The following table sets forth our total debt, total shareholders’ equity, total capitalization and ratio of total debt to total capitalization on a pro forma basis:

(in millions)	Pro forma as of Dec. 26, 2009
(unaudited)

Total debt	$400.5
Total shareholders’ equity	506.3

Total capitalization	$906.8

Ratio of total debt to total capitalization	44%

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit, among other things, our ability to borrow additional funds.

The terms of the indenture governing the notes allow us to increase the amount of available borrowings under our senior credit facilities and issue and incur additional debt, including senior debt, upon satisfaction of certain conditions. If new debt is added to current debt levels, the related risks described above could increase.

Our senior credit facilities expire during the next two years, and we intend to extend or refinance them but we cannot give any assurance that we will be able to do so at all or on terms as favorable as our existing senior credit facilities.

Our senior secured credit facilities, consisting of our $350 million revolving credit facility and our $300 million senior secured term loan, are scheduled to expire in February 2011 and September 2012, respectively. We will use the balance of the proceeds of this offering, together with available cash, after paying or providing for the payment of our outstanding senior subordinated notes due 2013, to pay in full the outstanding balance of our term loan, and we currently intend to refinance our revolving credit facility. We cannot assure you that we will be able to refinance our revolving credit facility on commercially reasonable terms or at all. In addition, if we refinance our senior revolving credit facility, the credit facility will contain terms that prohibit us from all payments on the notes and the guarantees in the event of a payment default or a non-payment default on senior debt.

Your right to receive payments on the notes and the guarantees is junior to our existing senior indebtedness and possibly all of our future borrowings. Obligations of certain future subsidiaries may be structurally senior to the notes in certain circumstances.

The notes and the guarantees rank behind all of our and the guarantors’ existing senior indebtedness and all of our and the guarantors’ future senior indebtedness, including our senior credit facilities. On a pro forma basis as of December 26, 2009, the notes and the guarantees would have been subordinated to approximately $0.5 million of senior debt. In addition, our senior credit facilities would have permitted us to incur up to approximately $334 million of additional borrowings, subject to compliance with the covenants and conditions to borrowing under our senior credit facilities, which borrowings would be senior to the notes and the guarantees. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future, subject to the terms of our senior credit facilities.

As a result of this subordination, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceedings relating to us or the guarantors or our or the guarantors’ property, the holders of our senior debt and the senior debt of the guarantors will be entitled to be paid in full in cash before any payment may be made with respect to the notes or the guarantees.

In addition, under our existing credit agreement and the indenture, all payments on the notes and the guarantees will be blocked in the event of a payment default on designated senior debt and, in the event of certain non-payment defaults on designated senior debt, may be blocked for up to 179 days after we receive notice of a payment blockage from the holders of such designated senior debt or their representatives.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, the indenture relating to the notes will require that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead until the holders of senior debt are paid in full. As a result, holders of the notes may not receive all amounts owed to them and may receive less, ratably, than holders of trade payables and other unsubordinated indebtedness in any such proceeding or may not receive any amount owed to them.

In addition to being contractually subordinated to all existing and future senior indebtedness, our obligations under the notes will be unsecured while obligations under our senior credit facilities are secured by substantially all of our assets and those of our subsidiaries. If we become insolvent or are liquidated, or if payment under our senior credit facilities is accelerated, the lenders under our senior credit facilities will have a claim on all of our assets before the holders of unsecured debt, including the notes.

Finally, the indenture permits future subsidiaries not to be guarantors and for guarantees to be released for subsidiaries in certain circumstances. Claims of creditors of those subsidiaries would be structurally senior to the notes. See “Description of notes.”

We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes and amounts borrowed under our senior credit facilities, and to fund planned capital expenditures and expansion efforts and strategic acquisitions we may make in the future, if any, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations in the future or that future borrowings will be available to us under our senior credit facilities in an amount sufficient to enable us to service indebtedness, including the notes, or to fund other liquidity needs. As discussed above, we currently intend to refinance our revolving credit facility which expires in February 2011 and cannot assure you that we will be able to do so on commercially reasonable terms or at all.

The indenture related to the notes will contain, and our senior credit facilities contain, various covenants that limit our management’s discretion in the operation of our business.

The indenture related to the notes will contain, and our senior credit facilities contain, various provisions that limit our management’s discretion by restricting our and our subsidiaries’ ability to, among other things:

•	incur additional indebtedness;
•	pay dividends or distributions on, or redeem or repurchase, capital stock;
•	make investments;
•	engage in transactions with affiliates;
•	incur liens;
•	transfer or sell assets; and
•	consolidate, merge or transfer all or substantially all of our assets.

In addition, our senior credit facilities require us to meet certain financial ratios. Any failure to comply with the restrictions of our senior credit facilities, the indenture related to the notes or any other subsequent financing agreements may result in an event of default. An event of default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, the lenders may be able to terminate any commitments they had made to supply us with further funds.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture. Our credit agreements prohibit prepayments of the notes.

Upon the occurrence of certain specific kinds of change of control events and following certain asset sales, we will be required to offer to repurchase all outstanding notes. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes. In addition, restrictions in our credit facilities will prohibit repurchases of the notes following a change of control or certain asset sales unless a waiver is obtained from the lenders. If we fail to repurchase the notes following a change of control or certain asset sales, we will be in default under the indenture related to the notes, which may result in a cross-default under our senior credit facilities. Any future debt that we incur may also contain restrictions on repayment of the notes. See “Description of certain indebtedness—Senior credit facilities,” “Description of notes—Change of control” and “Description of notes—Limitation on asset sales.”

You cannot be sure that an active trading market will develop for these notes.

Prior to this offering, there was no public market for the notes. We have been informed by the underwriters that they intend to make a market in the notes after this offering is completed. However, the underwriters are not obligated to do so and may stop their market-making activities at any time. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the notes.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.

If a bankruptcy case or lawsuit is initiated by unpaid creditors of any guarantor, the debt represented by the guarantees entered into by the guarantors may be reviewed under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, a guarantee could be voided, or claims in respect of the guarantee could be subordinated to certain obligations of a guarantor if, among other things, the guarantor, at the time it entered into the guarantee:

•	received less than reasonably equivalent value or fair consideration for entering into the guarantee; and

•	either:

•	was insolvent or rendered insolvent by reason of entering into a guarantee; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts or contingent liabilities beyond its ability to pay them as they become due.

In addition, any payment by a guarantor could be voided and required to be returned to the guarantor or to a fund for the benefit of the guarantor’s creditors under those circumstances.

If a guarantee of a subsidiary were voided as a fraudulent conveyance or held unenforceable for any other reason, holders of the notes would be solely creditors of our company and creditors of our other subsidiaries that have validly guaranteed the notes. The notes then would be effectively subordinated to all liabilities of the subsidiary whose guarantee was voided.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets; or

•

the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts or contingent liabilities as they become due.

The indenture requires that future domestic restricted subsidiaries guarantee the notes with certain exceptions. These considerations will also apply to those guarantees.

Risks relating to our company

Our operating results and cash flow are susceptible to fluctuations.

We expect to continue to experience variability in our net sales, net income and cash flow on a quarterly basis. Factors that may contribute to this variability include:

•	fluctuations in prices of commodity grains and other input costs;
•	adverse weather conditions during peak gardening seasons and seasonality;
•	shifts in demand for lawn and garden products;
•	shifts in demand for pet products;
•	changes in product mix, service levels and pricing by us and our competitors;
•	the effect of acquisitions, including the costs of acquisitions that are not completed; and
•	economic stability of and strength of relationship with retailers.

These fluctuations could negatively impact our business and the market price of our common stock.

Seeds and grains we use to produce bird feed and grass seed are commodity products subject to price volatility that has had, and could have, a negative impact on us.

Our financial results are partially dependent upon the cost of raw materials and our ability to pass along increases in these costs to our customers. In particular, our Pennington and Kaytee subsidiaries are exposed to fluctuations in market prices for commodity seeds and grains used to produce bird feed. Historically, market prices for commodity seeds and grains have fluctuated in response to a number of factors, including changes in United States government farm support programs, changes in international agricultural and trading policies and weather conditions during the growing and harvesting seasons.

To mitigate our exposure to changes in market prices, we enter into purchase contracts for grains, bird feed and grass seed to cover up to approximately one-third of the purchase requirements for a selling season. Since these contracts cover only a portion of our purchase requirements, as market prices for such products increase, our cost of production increases as well. In contrast, if market prices for such products decrease, we may end up purchasing grains and seeds pursuant to the purchase contracts at prices above market.

From the fourth quarter of fiscal 2006 to fiscal 2008, prices for some of our key crops increased substantially. In fiscal 2009, grain costs declined due primarily to deflationary pressures impacting the broader economy. Our weighted average cost per pound declined 13% compared to fiscal 2008 but remained 20% above fiscal 2007 levels. We can provide no assurance as to the timing or extent of our ability to implement additional price adjustments in the context of rising costs or in the event of increased costs in the future. Similarly, we can provide no assurance of our ability to retain pricing with our retailers in the context of declining costs. We also cannot predict to what extent price increases may negatively affect our sales volume.

A decline in consumers’ discretionary spending or a change in consumer preferences could reduce our sales and harm our business.

Our sales ultimately depend on consumer discretionary spending, which is influenced by factors beyond our control, including general economic conditions, the availability of discretionary income and credit, weather, consumer confidence and unemployment levels. For fiscal 2009, we experienced declines in sales as the result of the economic downturn. Any material decline in the amount of consumer discretionary spending could reduce our sales and harm our business. Since substantially all of our sales are in the United States, a declining U.S. economy may have a greater impact on us than on our competitors, some of which may have a larger percentage of international sales. These economic and market conditions, combined with continuing difficulties in the credit markets and the resulting pressures on liquidity, may also place a number of our key retail customers under financial stress, which would increase our credit risk and potential bad debt exposure.

The success of our business also depends in part on our ability to identify and respond to evolving trends in demographics and consumer preferences. For example, in the last three years, the demand for aquatics products has declined significantly. Our failure to timely identify or effectively respond to changing consumer tastes, preferences, spending patterns and lawn and garden and pet care needs could adversely affect the demand for our products and our profitability.

Inflation, deflation, economic uncertainty and other adverse macro-economic conditions may harm our business.

Our revenues and margins are dependent on various economic factors, including rates of inflation or deflation, energy costs, consumer attitudes toward discretionary spending, currency fluctuations, and other macro-economic factors which may impact levels of consumer spending. In fiscal 2007 and 2008, we were adversely impacted by rising input costs related to domestic inflation, particularly relating to grain and seed prices, fuel prices and the ingredients used in our garden fertilizer and chemicals, and many of our other input costs. The rising costs made it difficult for us to increase prices to our retail customers at a pace to enable us to return to historical margins. More recently, our business has been negatively impacted by the current downturn in the housing market and by declining consumer confidence, as well as other macro-economic factors. If we are unable to pass through rising input costs and raise the price of our products, or consumer confidence continues to weaken, we may experience gross margin declines.

Supply disruptions in pet birds and small animals may negatively impact our sales.

The federal government and many state governments have increased restrictions on the importation of pet birds and the production of small animals. These restrictions have resulted in reduced supply of new pet birds and animals and thus reduced demand for pet bird and small animal food and supplies. If these restrictions continue or become more severe, our future sales of these products would likely suffer, which would negatively impact our profitability. In addition, some countries have experienced outbreaks of avian flu. While the number of cases worldwide has declined, a significant outbreak in the United States would reduce demand for our pet and wild bird good and negatively impact our financial results.

Our lawn and garden sales are highly seasonal and subject to adverse weather.

Because our lawn and garden products are used primarily in the spring and summer, Garden Products’ business is seasonal. In fiscal 2009, approximately 66% of Garden Products’ net sales and 59% of our total net sales occurred during our second and third fiscal quarters. Substantially all of Garden Products’ operating income is generated in this period. Our working capital needs and our borrowings generally peak in our second fiscal quarter, because we are generating lower revenues while incurring expenses in preparation for the spring selling season. If cash on hand and borrowings under our credit facility are ever insufficient to meet our seasonal needs or if cash flow generated during the spring and summer is insufficient to repay our borrowings on a timely basis, this seasonality could have a material adverse effect on our business.

Because demand for lawn and garden products is significantly influenced by weather, particularly weekend weather during the peak gardening season, our results of operations and cash flow could also be adversely affected by certain weather patterns such as unseasonably cool or warm temperatures, water shortages or floods.

Rising energy prices could adversely affect our operating results.

During fiscal 2007 and 2008, energy prices increased dramatically, which resulted in increased fuel costs for our businesses and raw materials costs for many of our branded products. Although energy prices have declined in 2009, rising energy prices in the future could adversely affect consumer spending and demand for our products and increase our operating costs, both of which would reduce our sales and operating income.

We depend on a few customers for a significant portion of our business.

Wal*Mart, our largest customer, accounted for approximately 18% of our net sales in fiscal 2009 and approximately 17% in fiscal 2008 and 2007. Lowe’s accounted for approximately 11% of our net sales in fiscal 2009, and 8% in fiscal 2008 and 2007. In addition, Home Depot, PETsMART and PETCO are also significant customers, although each accounted for less than 10% of our net sales and, together with Wal*Mart and Lowe’s, accounted for approximately 46% of our net sales in fiscal 2009, and approximately 41% in fiscal 2008 and 2007. The market share of each of these key retailers has increased and may continue to increase in future years.

The loss of, or significant adverse change in, our relationship with any of these key retailers could cause our net sales, income from operations and cash flow to decline. The loss of, or reduction in, orders from any significant customer, losses arising from customer disputes regarding shipments, fees, merchandise condition or related matters, or our inability to collect accounts receivable from any major customer could reduce our income from operations and cash flow.

We may be adversely affected by trends in the retail industry.

With the growing trend towards retail trade consolidation, we are increasingly dependent upon key retailers whose bargaining strength is growing. Our business may be negatively affected by changes in the policies of our retailers, such as inventory destocking, limitations on access to shelf space, price demands and other conditions. In addition, as a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among retailers to make purchases on a “just-in-time” basis. This requires us to shorten our lead time for production in certain cases and to more closely anticipate demand, which could in the future require the carrying of additional inventories and an increase in our working capital and related financing requirements. This shift to “just-in-time” can also cause retailers to delay purchase orders, which can cause a shift in sales from quarter to quarter decisions to move in or out of a market category by leading retailers can also have a significant impact on our business.

A significant deterioration in the financial condition of one of our major customers could have a material adverse effect on our sales, profitability and cash flow. We continually monitor and evaluate the credit status of our customers and attempt to adjust sales terms as appropriate. Despite these efforts, a bankruptcy filing or liquidation by a key customer could have a material adverse effect on our business, results of operations and financial condition in the future.

We cannot be certain that our product innovations and marketing successes will continue.

We believe that our past performance has been based on, and our future success will depend upon, in part, our ability to continue to improve our existing products through product innovation and to develop, market and produce new products. We cannot assure you that we will be successful in the introduction, marketing and production of any new products or product innovations, or that we will develop and introduce in a timely manner innovations to our existing products which satisfy customer needs or achieve market acceptance. Our failure to develop new products and introduce them successfully and in a timely manner could harm our ability to grow our business and could have a material adverse effect on our business, results of operations and financial condition.

Competition in our industries may hinder our ability to execute our business strategy, increase our profitability or maintain relationships with existing customers.

We operate in highly competitive industries, which have experienced increased consolidation in recent years. We compete against numerous other companies, some of which are more established in their industries and have substantially greater revenue or resources than we do. Our products compete against national and regional products and private label products produced by various suppliers. Our largest competitors in pet supplies products are Spectrum Brands and Hartz Mountain, and our largest competitors in lawn and garden products are Scotts and Spectrum Brands.

To compete effectively, among other things, we must:

•	develop and grow brands with leading market positions;
•	maintain our relationships with key retailers;
•	continually develop innovative new products that appeal to consumers;
•	maintain strict quality standards;
•	deliver products on a reliable basis at competitive prices; and
•	effectively integrate acquired companies.

Competition could lead to lower sales volumes, price reductions, reduced profits or losses, or loss of market share. Our inability to compete effectively could have a material adverse effect on our business, results of operations and financial condition.

Our acquisition strategy involves a number of risks.

We have completed numerous acquisitions and intend to grow through the acquisition of additional companies.

We are regularly engaged in acquisition discussions with a number of companies and anticipate that one or more potential acquisition opportunities, including those that would be material,

may become available in the near future. If and when appropriate acquisition opportunities become available, we intend to pursue them actively. Acquisitions involve a number of special risks, including:

•	failure of the acquired business to achieve expected results;

•	diversion of management’s attention;

•	failure to retain key personnel of the acquired business;

•	additional financing, if necessary and available, which could increase leverage and costs, dilute equity, or both;

•	the potential negative effect on our financial statements from the increase in goodwill and other intangibles;

•	the high cost and expenses of identifying, negotiating and completing acquisitions; and

•	risks associated with unanticipated events or liabilities.

These risks could have a material adverse effect on our business, results of operations and financial condition.

We have faced, and expect to continue to face, intense competition for acquisition candidates, which may limit the number of opportunities and may lead to higher acquisition prices. We cannot assure you that we will be able to identify, acquire or manage profitably additional businesses or to integrate successfully any acquired businesses into our existing business without substantial costs, delays or other operational or financial difficulties. In future acquisitions, we also could incur additional indebtedness or pay consideration in excess of fair value, which could have a material adverse effect on our business, results of operations and financial condition.

Our success depends upon our retaining key personnel.

Our future performance is substantially dependent upon the continued services of William E. Brown, our Chairman and Chief Executive Officer, and our other senior officers. The loss of the services of any of these persons could have a material adverse effect upon us. In addition, our future performance depends on our ability to attract and retain skilled employees. We cannot assure you that we will be able to retain our existing personnel or attract additional qualified employees in the future.

We are implementing a new enterprise resource planning information technology system.

In fiscal 2005, we began incurring costs associated with designing and implementing SAP, a new company-wide enterprise resource planning software system with the objective of gradually migrating to the new system. Upon completion, this new system will replace our numerous existing accounting and financial reporting systems, most of which were obtained in connection with business acquisitions. We anticipate investing approximately an additional $5 million in fiscal 2010 for planned implementations. Capital expenditures for our new enterprise resource planning software system for fiscal 2011 and beyond will depend upon the pace of conversion for those remaining legacy systems. If we do not complete the implementation of the project timely and successfully, we may experience, among other things, additional costs associated with completing this project and a delay in our ability to improve existing operations, support future growth and enable us to take advantage of new applications and technologies. All of this may also result in a distraction of management’s time, diverting their attention from our existing operations and strategy.

Our inability to protect our trademarks and any other proprietary rights may have a significant, negative impact on our business.

We consider our trademarks to be of significant importance in our business. Although we devote resources to the establishment and protection of our trademarks, we cannot assure you that the actions we have taken or will take in the future will be adequate to prevent violation of our trademarks and proprietary rights by others or prevent others from seeking to block sales of our products as an alleged violation of their trademarks and proprietary rights. There can be no assurance that future litigation by or against us will not be necessary to enforce our trademarks or proprietary rights or to defend ourselves against claimed infringement or the rights of others. Any future litigation of this type could result in adverse determinations that could have a material adverse effect on our business, financial condition or results of operations. Our inability to use our trademarks and other proprietary rights could also harm our business and sales through reduced demand for our products and reduced revenues.

Some of the products that we manufacture and distribute require governmental permits and also subject us to potential environmental, health and safety liabilities.

Some of the products that we manufacture and distribute are subject to regulation by federal, state, foreign and local authorities. Environmental, health and safety laws and regulations are often complex and are subject to change. Environmental, health and safety laws and regulations may affect us by restricting the manufacture, sale or use of our products or regulating their disposal. Regulatory or legislative changes may cause future increases in our operating costs or otherwise affect operations. There is no assurance that in the future we may not be adversely affected by such laws or regulations, incur increased operating costs in complying with such regulations or that we will not be subject to claims for personal injury, property damages or governmental enforcement. In addition, due to the nature of our operations and the frequently changing nature of environmental compliance standards and technology, we cannot predict with any certainty that future material capital expenditures will not be required.

In addition to operational standards, environmental laws also impose obligations on various entities to clean up contaminated properties or to pay for the cost of such remediation, often upon parties that did not actually cause the contamination. Accordingly, we may become liable, either contractually or by operation of law, for remediation costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. With our extensive acquisition history, we have acquired a number of manufacturing and distribution facilities. Given the nature of the past operations conducted by us and others at these properties, there can be no assurance that all potential instances of soil or groundwater contamination have been identified, even for those properties where an environmental site assessment has been conducted. Future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to future remediation liabilities that may be material.

Our business is dependent upon our ability to continue to source products from China.

We outsource a significant amount of our manufacturing requirements to third party manufacturers located in China. This international sourcing subjects us to a number of risks, including: the impact on sourcing or manufacturing as a result of public health and contamination risks in China; social and political disturbances and instability; export duties, import controls, tariffs, quotas and other trade barriers; shipping and transportation problems; and fluctuations in currency values. Because we rely on Chinese third-party manufacturers for a substantial portion of our product needs, any disruption in our relationships with these manufacturers could adversely affect our operations.

The products that we manufacture could expose us to product liability claims.

Our business exposes us to potential product liability risks in the manufacture and distribution of certain of our products. Although we generally seek to insure against such risks, there can be no assurance that such coverage is adequate or that we will be able to maintain such insurance on acceptable terms. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on us and could prevent us from obtaining adequate product liability insurance in the future on commercially reasonable terms.

Deterioration in operating results could prevent us from fulfilling our obligations under the terms of our indebtedness or impact our ability to refinance our debt on favorable terms as it matures.

We have, and we will continue to have, a significant amount of indebtedness. On a pro forma basis as of December 26, 2009, we had total indebtedness of approximately $400 million. This level of indebtedness and future borrowing needs could have material adverse consequences for our business, including:

•	make it more difficult for us to satisfy our obligations with respect to the terms of our indebtedness;

•

require us to dedicate a large portion of our cash flow to pay principal and interest on our indebtedness, which would reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other business activities;

•	increase our vulnerability to adverse industry conditions, including unfavorable weather conditions or continued grain price increases;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	restrict us from making strategic acquisitions or exploiting business opportunities;

•	place us at a competitive disadvantage compared to competitors that have less debt; and

•	limit our ability to borrow additional funds at reasonable rates, if at all.

In addition, since a portion of our debt bears interest at variable rates, an increase in interest rates or interest rate margins as defined under the credit agreement will create higher debt service requirements, which would adversely affect our cash flow.

Our $350 million revolving credit facility matures in February 2011. If the financial market conditions or our financial performance have deteriorated when we undertake to refinance this debt, we could experience difficulty refinancing on favorable terms, if at all.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $390 million (after deducting discounts to the underwriters and estimated offering expenses). We will use the net proceeds, together with available cash, to (i) purchase our 9-1/8% senior subordinated notes due 2013, including accrued interest, that are tendered by holders and accepted by us pursuant to a tender offer we are now conducting, (ii) pay in full the outstanding indebtedness under our senior term loan, and (iii) pay fees and expenses related to this offering. Proceeds necessary to pay the redemption price of our outstanding senior subordinated notes not tendered in the tender offer (principal and premium) and interest on such notes will be irrevocably deposited with the trustee for our outstanding senior subordinated notes following the expiration date of the tender offer.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization, both on an actual basis and as adjusted to give effect to this offering and the application of the net proceeds therefrom. This table should be read in conjunction with “Use of proceeds” and our consolidated financial statements, including the related notes, appearing elsewhere in this prospectus supplement.

	As of Dec. 26, 2009
(in thousands)	Actual		As adjusted

Cash and cash equivalents(1)	$91,791		$76,764

Debt, including current installments:
Senior credit facility and term loan(1)	$267,852		$—
Senior subordinated notes due 2013(2)	137,175	(3)	—
Senior subordinated notes offered hereby	—		400,000
Other(4)	477		477

Total debt	405,504		400,477
Total Central Garden & Pet Company shareholders’ equity	509,623		506,282

Total capitalization	$915,127		$906,759

(1)	The senior credit facility and term loan consist of two facilities. See “Description of certain indebtedness.” We have no outstanding balance under our senior credit facility. Proceeds of this offering along with approximately $15 million of cash will be used to repay the term loan in full. See “Use of proceeds.”

(2)	Proceeds of this offering will be used to purchase our 9-1/8% senior subordinated notes due 2013, including the payment of accrued interest, that are tendered by holders and accepted by us pursuant to a tender offer we are now conducting. See “Use of proceeds.”

(3)	In connection with the 2006 purchase by a wholly-owned subsidiary of an additional 60% equity interest in Tech Pac L.L.C., we deposited approximately $15.5 million into an escrow for possible contingent performance-based payments. As part of the resolution of the contingent payments, we became the beneficiary of the remaining funds in the escrow, which are comprised primarily of $12.8 million of aggregate principal amount of our 9-1/8% senior subordinated notes due 2013. Under the requirements of ASC 860, “Transfers and Servicing,” the senior subordinated notes contained within the escrow accounts have been recorded as a reduction of debt for accounting purposes against the outstanding senior subordinated notes balance as of December 26, 2009.

(4)	Includes capital lease obligations.

Selected historical financial data

The following selected statement of operations and balance sheet data as of and for the five fiscal years in the period ended September 26, 2009 has been derived from our audited consolidated financial statements and the selected statement of operations and balance sheet data as of and for the quarterly periods ended December 27, 2008 and December 26, 2009 have been derived from our unaudited condensed consolidated financial statements. The financial data set forth below should be read in conjunction with our consolidated financial statements and related notes thereto in “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus supplement.

	Fiscal year ended					Three months ended
(in thousands, except per share amounts)	Sept. 24, 2005	Sept. 30, 2006(6)	Sept. 29, 2007	Sept. 27, 2008	Sept. 26, 2009	Dec. 27, 2008	Dec. 26, 2009

						(unaudited)

Statement of Operations Data:
Net sales(1)	$1,380,644	$1,621,531	$1,671,145	$1,705,386	$1,614,300	$292,542	$269,236
Cost of goods sold and occupancy	937,989	1,086,219	1,136,825	1,184,058	1,086,974	207,061	181,467

Gross profit	442,655	535,312	534,320	521,328	527,326	85,481	87,769
Selling, general and administrative expenses	342,526	398,510	434,903	415,978	401,340	88,147	87,248
Goodwill and other impairments(2)	—	—	—	429,764	—	—	—

Income (loss) from operations	100,129	136,802	99,417	(324,414)	125,986	(2,666)	521
Interest expense, net	(20,660)	(37,670)	(48,147)	(37,273)	(22,061)	(6,552)	(4,934)
Other income (expense)	4,576	3,083	2,402	2,116	52	(950)	592

Income (loss) before income taxes (tax benefit)	84,045	102,215	53,672	(359,571)	103,977	(10,168)	(3,821)
Income taxes (tax benefit)	30,258	35,791	19,999	(93,069)	36,368	(3,853)	(1,402)

Income (loss) including noncontrolling interest	53,787	66,424	33,673	(266,502)	67,609	(6,315)	(2,419)
Net income (loss attributable to noncontrolling interest	—	890	1,369	833	1,661	(131)	475

Net income (loss) attributable to Central Garden & Pet Company	$53,787	$65,534	$32,304	$(267,335)	$65,948	(6,184)	(2,894)

Income (loss) per share(3):
Basic	$0.86	$0.97	$0.46	$(3.76)	$0.95	(0.09)	(0.04)

Diluted	$0.83	$0.95	$0.45	$(3.76)	$0.94	(0.09)	(0.04)

Weighted average shares used in the computation of income (loss) per share(3):
Basic	62,439	67,833	70,824	71,117	69,499	70,519	66,828
Diluted(4)	64,578	69,054	72,050	71,117	70,264	70,519	66,828

Other Data:
Depreciation and amortization	$19,600	$23,957	$30,717	$32,517	$29,155	$7,474	$7,231
Capital expenditures	$18,676	$47,589	$60,038	$22,349	$16,505	$3,889	$2,612
Cash from operating activities	$57,659	$95,166	$38,535	$115,028	$221,638	$26,079	$44,288
Cash used in investing activities	$(65,808)	$(427,721)	$(92,460)	$(15,406)	$(20,542)	$(4,220)	$(2,612)
Cash from (used in) financing activities	$25,085	$332,239	$46,475	$(93,935)	$(142,011)	$(39,434)	$(35,543)
Ratio of earnings to fixed charges(5)	4.41	3.37	2.05	—	5.36	—	—

Balance Sheet Data:
Cash	$28,792	$28,406	$21,055	$26,929	$85,668	$8,862	$91,791
Working capital	343,460	427,398	470,216	450,704	427,243	406,916	392,226
Total assets	1,056,349	1,533,823	1,646,822	1,259,318	1,150,925	1,194,361	1,121,977
Total debt	323,064	568,449	610,523	523,147	408,085	491,053	407,263
Shareholders’ equity	547,178	728,526	778,807	511,425	547,335	497,441	509,583

(1)	Fiscal year 2006 included 53 weeks; fiscal years 2005, 2007, 2008 and 2009 included 52 weeks.

(2)	During fiscal 2008, we recognized non-cash charges of $403 million related to goodwill impairments within our Pet Products and Garden Products segments and $27 million for impairments of long-lived assets in our Garden Products segment.

(3)	All share and per share amounts have been retroactively adjusted to reflect the February 5, 2007 Class A Common stock dividend for all periods presented.

(4)	The potential effects of stock awards are excluded from the diluted earnings per share calculation for the fiscal year ended September 27, 2008, because their inclusion in a net loss period would be anti-dilutive.

(5)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and minority interest and after eliminating undistributed earnings of equity method investees and before fixed charges. Fixed charges consist of interest expense incurred, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs. For the fiscal year ended September 27, 2008 and the three months ended December 27, 2008 and December 26, 2009, earnings were insufficient to cover fixed charges by approximately $360.5 million, $9.8 million and $3.9 million, respectively, and the ratio for that fiscal year and the three-month periods is not considered meaningful.

(6)	We completed five acquisitions during fiscal 2006. The consolidated financial statements include the effects of these acquired businesses from the dates of acquisition.

Management’s discussion and analysis

of financial condition and results of operations

The following discussion should be read in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this prospectus supplement. This prospectus supplement contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in forward-looking statements. See “Forward-looking statements.”

Overview

Central Garden & Pet Company is a leading innovator, marketer and producer of quality branded products. We are one of the largest suppliers in the pet and lawn and garden supplies industries in the United States. The total pet industry is estimated to be approximately $31 billion in annual retail sales. We estimate the annual retail sales of the pet supplies and ultra-premium pet food markets in the categories in which we participate to be approximately $15 billion. The total lawn and garden industry in the United States is estimated to be approximately $24 billion in annual retail sales. We estimate the annual retail sales of the lawn and garden supplies markets in the categories in which we participate to be approximately $6.2 billion.

Our pet supplies products include products for dogs and cats, including edible bones, premium healthy edible and non-edible chews, ultra-premium dog and cat food and treats, leashes, collars, toys, pet carriers, grooming supplies and other accessories; products for birds, small animals and specialty pets, including food, cages and habitats, toys, chews and related accessories; animal and household health and insect control products; products for fish, reptiles and other aquarium-based pets, including aquariums, furniture and lighting fixtures, pumps, filters, water conditioners, food and supplements, and information and knowledge resources; and products for horses and livestock. These products are sold under a number of brand names including AdamsTM, All-Glass Aquarium®, Altosid®, Aqueon®, BioSpot®, Breeder’s Choice®, Coralife®, Farnam®, Four Paws®, InterpetTM, Kaytee®, Kent Marine®, Nylabone®, Pet Select®, Pre-Strike®, Oceanic Systems®, Super PetTM, TFH®, Zilla® and Zodiac®.

Our lawn and garden supplies products include proprietary and non-proprietary grass seed; wild bird feed, bird feeders, bird houses and other birding accessories; weed, grass, ant and other herbicide, insecticide and pesticide products; and decorative outdoor lifestyle and lighting products including pottery, trellises and other wood products and holiday lighting. These products are sold under a number of brand names including AMDRO®, GKI/Bethlehem Lighting®, Grant’sTM, Ironite®, Lilly Miller®, Matthews Four SeasonsTM, New England Pottery®, Norcal Pottery®, Pennington®, Over’n Out®, Sevin®, Smart SeedTM and The Rebels® and under licensed brand names, including Sevin®.

In fiscal 2009, our consolidated net sales were $1.6 billion, of which our lawn and garden segment, or Garden Products, accounted for approximately $781 million and our pet segment, or Pet Products, accounted for approximately $833 million. In fiscal 2009, our income from operations was $126.0 million, of which Garden Products accounted for $68.9 million and Pet Products accounted for $102.2 million, before corporate expenses and eliminations of $45.1 million. In fiscal 2009, our consolidated EBITDA was $155.1 million.

Background

We have transitioned our company to a leading marketer and producer of branded products from a traditional pet and lawn and garden supplies distributor. We made this transition because we recognized the opportunity to build a portfolio of leading brands and improve profitability by capitalizing on our knowledge of the pet and lawn and garden supplies sectors, strong relationships with retailers and nationwide sales and logistics network. Our goal was to diversify our business and improve operating margins by establishing a portfolio of leading brands. Since 1997, we have acquired numerous branded product companies and product lines, including: Wellmark and Four Paws in fiscal 1997; Kaytee Products, TFH and Pennington Seed in fiscal 1998; Norcal Pottery in fiscal 1999; AMDRO and All-Glass Aquarium in fiscal 2000; Lilly Miller in fiscal 2001; Alaska Fish Fertilizer in fiscal 2002; Kent Marine, New England Pottery, Interpet, KRB Seed Company, (dba Budd’s Seed), and Energy Savers Unlimited in fiscal 2004; Pets International and Gulfstream Home & Garden in fiscal 2005; Farnam, Breeder’s Choice, Tech Pac, Ironite and Shirlo in fiscal 2006 and B2E Corporation, B2E Biotech LLC and DLF Trifolium Oregon (dba “ASP Research”) in fiscal 2007.

Recent developments

Fiscal 2009 Operating Performance Improvement.    We showed improved performance in fiscal 2009 despite a challenging economic environment. We achieved our improved performance by maintaining a strict focus on our core operating objectives: reducing our investment in working capital, lowering expenses and improving gross margins.

Financial highlights include:

•	Net sales for fiscal 2009 decreased $91 million, or 5.3%, to $1.6 billion.

•	Net earnings for fiscal 2009 were $65.9 million, or $0.94 per share on a diluted basis.

•	Gross margin increased 210 basis points in fiscal 2009 to 32.7%.

•	Selling, general & administrative expenses decreased $15 million, or 3.5%, to $401 million in fiscal 2009.

•	We generated cash flows from operating activities of approximately $222 million during fiscal 2009, an increase of $107 million as compared to fiscal 2008.

•	We reduced our outstanding debt by $115 million.

Repurchase of Company Stock.    During the quarter ended December 26, 2009, we repurchased and retired approximately 1.7 million shares of our voting common stock at an aggregate cost of approximately $16.6 million, or approximately $9.96 per share, and approximately 1.9 million shares of our non-voting Class A common stock at an aggregate cost of approximately $18.0 million, or approximately $9.58 per share.

Fiscal 2008 reported earnings and significant items

In fiscal 2008, we reported a net loss of $267.3 million, or a loss of $3.76 per diluted share. During fiscal 2008, we recognized several significant items, including the impairment of goodwill, other intangibles and certain other long-lived assets as well as items that benefited us, such as the sale of property and a legal settlement.

The following transactions are included as goodwill and other impairments in fiscal 2008:

•

Due to the continuing challenging business conditions and the significant decline in our market capitalization during the first quarter of fiscal 2008, we concluded there was an indication of possible impairment of goodwill at that date. Based on our analysis and the sustained decline in our market capitalization, we concluded that there was an impairment of goodwill and, thus, recognized a non-cash charge of $400 million in the first quarter of fiscal 2008, comprised of $202 million relating to Garden Products and $198 million relating to Pet Products.

•

We performed our annual goodwill impairment test as of June 29, 2008. Based on our analysis, we concluded there was an additional impairment of goodwill and recognized a non-cash charge of $5 million relating to goodwill in Garden Products.

•	Additionally, an accrued liability of $1.8 million was reclassified against goodwill in the Pet Products segment when the related uncertainty was resolved.

•

We also reviewed certain other long-lived assets, including intangibles and property, plant and equipment, for potential impairment. An impairment loss would be recognized for amortizable intangible assets and property, plant and equipment when estimated undiscounted future cash flows expected to result from the use of an asset is less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. In fiscal 2008, indicators of impairment were identified within the Garden Products segment related to the current operating losses of a business unit and certain trade names. Accordingly, we recognized a $27 million impairment charge, related to those assets.

The following transactions not in the ordinary course of business are included in selling, general and administrative expenses in fiscal 2008:

•

In October 2007, we sold a facility for approximately $7.9 million in cash. In connection with the sale, we are leasing back the property from the purchaser for approximately two years. We are accounting for the leaseback as an operating lease. We recognized a gain of approximately $3.1 million in Pet Products and deferred approximately $1.5 million to be recognized ratably over the term of the lease.

•

In December 2007, we sold a facility for approximately $5.1 million. Proceeds were comprised of cash of $1.3 million and a $3.8 million recourse note payable due in full in January 2009. We are leasing back the property from the purchaser and are accounting for the leaseback as an operating lease. We recognized a gain of approximately $4.6 million in Garden Products. In January 2009 and through September 26, 2009, we extended the terms of the note payable on a month-to-month basis and are continuing to lease the property on a month-to-month basis. Although we retain our rights under the terms of the recourse note, it now appears the ultimate repayment may be dependent on the buyer’s sale of the facility. Accordingly, in fiscal 2009, we revised our accounting to reverse the previously recognized sale and associated gain for accounting purposes.

•

In December 2007, we received approximately $5.0 million in cash related to the settlement of a legal dispute that is included in Corporate. Additionally, we sold the net assets of our live bird business for approximately $1.2 million in cash and recognized a loss of approximately $1.6 million in Pet Products.

Results of operations

The following table sets forth, for the periods indicated, the relative percentages that certain income and expense items bear to net sales:

	Fiscal year ended			Three months ended
	Sept. 29, 2007	Sept. 27, 2008	Sept. 26, 2009	Dec. 27, 2008	Dec. 26, 2009

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold and occupancy	68.0	69.4	67.3	70.8	67.4

Gross profit	32.0	30.6	32.7	29.2	32.6
Selling, general and administrative	26.0	24.4	24.9	30.1	32.4
Goodwill and other impairments	—	25.2	—	—	—

Income (loss) from operations	6.0	(19.0)	7.8	(0.9)	0.2
Interest expense, net	(2.9)	(2.1)	(1.4)	(2.2)	(1.8)
Other income (expense)	0.1	0.1	—	(0.3)	0.2
Income (taxes) benefit	(1.2)	5.4	(2.2)	1.3	0.5
Minority interest	(0.1)	(0.1)	(0.1)	—	(0.2)

Net income (loss)	1.9%	(15.7)%	4.1%	(2.1)%	(1.1)%

Three months ended December 26, 2009 compared to three months ended December 27, 2008

Net sales

Net sales for the three months ended December 26, 2009 decreased $23.3 million, or 8.0%, to $269.2 million from $292.5 million for the three months ended December 27, 2008. Our branded product sales decreased $22.2 million and sales of other manufacturers’ products decreased $1.1 million. Pet Products’ net sales declined $4.2 million, or 2.3%, to $181.5 million for the three months ended December 26, 2009 from $185.7 million in the comparable fiscal 2008 period. Pet branded product sales decreased $1.7 million and sales of other manufacturers’ products decreased $2.5 million from the prior year due primarily to decreased sales of pet bird and small animal products and aquatic products due to lower demand. Garden Products’ net sales decreased $19.1 million, or 17.9%, to $87.7 million for the three months ended December 26, 2009 from $106.8 million in the comparable fiscal 2008 period. Garden branded product sales decreased $20.5 million and sales of other manufacturers’ products increased $1.4 million from the prior year due primarily to an approximately $8.5 million decrease of grass seed, approximately $6.1 million of bird feed and approximately $4.4 million of winter seasonal products. The sales decrease in grass seed was due primarily to price reductions as a result of lower commodity costs while the decrease in bird feed and winter seasonal products was volume driven.

Gross profit

Gross profit for the three months ended December 26, 2009 increased $2.3 million, or 2.7%, to $87.8 million from $85.5 million for the three months ended December 27, 2008. Gross profit as a percentage of net sales increased from 29.2% for the three months ended December 27, 2008 to 32.6% for the three months ended December 26, 2009. Gross profit as a percentage of net sales increased in both segments. Gross profit increased $1.3 million in Pet Products due primarily to increased sales of higher margin products. Gross profit increased $1.0 million in Garden Products due primarily to lower raw material costs and product mix changes.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $0.9 million, or 1.0%, to $87.2 million for the three months ended December 26, 2009 from $88.1 million for the three months ended December 27, 2008. As a percentage of net sales, selling, general and administrative expenses increased to 32.4% for the three months ended December 26, 2009, compared to 30.1% in the comparable prior year quarter. The change in selling, general and administrative expenses, discussed further below, was due primarily to decreased selling and delivery expenses resulting from lower sales.

Selling and delivery expense decreased $2.9 million, or 6.6%, from $44.0 million for the three months ended December 27, 2008 to $41.1 million for the three months ended December 26, 2009. The decreased expense was due primarily to lower salaries and wages from the shutdown of several distribution centers as part of our strategic realignment of our distribution network and reduced fuel and freight costs from lower sales.

Facilities expense decreased $0.3 million to $2.5 million in the quarter ended December 26, 2009 from $2.8 million for the quarter ended December 27, 2008. The decrease was due primarily to cost savings from the shutdown of several distribution facilities as part of our strategic realignment of our distribution network.

Warehouse and administrative expense increased $2.3 million to $43.6 million for the quarter ended December 26, 2009 from $41.3 million in the quarter ended December 27, 2008. The increase was due primarily to increased third-party professional expenses.

Net Interest Expense

Net interest expense for the three months ended December 26, 2009 decreased $1.6 million or 24.7%, to $4.9 million from $6.5 million for the three months ended December 27, 2008. The decrease was due primarily to lower average borrowings and secondarily to lower interest rates on our floating rate debt. Our average borrowing rate for the current quarter was approximately 4.6% compared to 5.2% for the prior year quarter.

Other Income

Other income increased $1.5 million from a $0.9 million loss for the quarter ended December 27, 2008, to $0.6 million for the quarter ended December 26, 2009. The increase was due primarily to increased earnings from an investment accounted for under the equity method of accounting.

Income Taxes

Our effective income tax rate was 36.7% for the quarter ended December 26, 2009 and 37.9% for the quarter ended December 27, 2008. The lower rate, compared to the prior year quarter and the U.S. statutory rate, is the result of the utilization of additional tax credits.

Fiscal 2009 compared to fiscal 2008

Net sales

Net sales for fiscal 2009 decreased $91.1 million, or 5.3%, to $1,614.3 million from $1,705.4 million in fiscal 2008. This was due to a $78.6 million, or 5.4%, decrease in our branded product sales and a $12.5 million, or 4.9%, decrease in the sales of other manufacturers’ products. Branded product sales include products we manufacture under Central brand names and products we manufacture under third-party brands. Sales of our branded products represented 85% of our total sales in fiscal 2009.

The following table indicates each class of similar products which represented more than 10% of our consolidated net sales in the fiscal years presented.

(in millions)	2007	2008	2009

Category
Grass seed	$195.7	$206.3	$174.5
Bird feed	168.3	199.7	200.7
Garden chemicals and control products	257.4	247.6	270.5
Other garden supplies	221.5	232.6	211.8
Other pet supplies	828.2	819.2	756.8

Total	$1,671.1	$1,705.4	$1,614.3

Garden Products’ sales for fiscal 2009 decreased $26.5 million, or 3.3%, to $781.1 million from $807.6 million in fiscal 2008. In fiscal 2009, garden branded product sales decreased $17.6 million and sales of other manufacturers’ products decreased $8.9 million. The decline in branded product sales was due primarily to lower grass seed sales and Christmas lighting products, due to reduced consumer spending resulting from the economic slow-down and continued tightening of retailer inventory, partially offset by increased sales of garden chemical and controls.

Pet Products’ sales for fiscal 2009 decreased $64.6 million, or 7.2%, to $833.2 million from $897.8 million in fiscal 2008. Pet branded product sales decreased $61.1 million and sales of other manufacturers’ products decreased $3.6 million in fiscal 2009 as compared with fiscal 2008. The decline in branded product sales was due primarily to decreased sales of approximately $15.8 million of aquatic products, pet professional products of approximately $14 million and $8.5 million of bird and small animal products. These decreases were due primarily to continued softness in the consumer and professional product categories, continued tightening of inventory at retailers and SKU rationalization.

Gross profit

Gross profit increased $6.0 million, from $521.3 million in fiscal 2008 to $527.3 million in fiscal 2009. Gross profit increased $31.0 million, or 15.4%, in Garden Products and decreased $25.0 million, or 7.8%, in Pet Products. Gross profit as a percentage of net sales increased from 30.6% in fiscal 2008 to 32.7% in fiscal 2009. Garden Products margin increased 480 basis points, due primarily to increased sales of higher margin garden control products and a combination of lower input costs and improved pricing for several of our product lines, which was partially offset by lower sales of higher margin active ingredient-based products in Pet Products.

Selling, general and administrative

Selling, general and administrative expenses decreased $14.7 million, or 3.5%, from $416.0 million in fiscal 2008 to $401.3 million in fiscal 2009. As a percentage of net sales, selling, general and administrative expenses increased from 24.4% in fiscal 2008 to 24.9% in fiscal 2009. The change in selling, general and administrative expenses, discussed further below, was due primarily to decreased selling and delivery expenses.

Selling and delivery expense decreased by $20.1 million, or 9.0%, from $222.1 million in fiscal 2008 to $202.0 million in fiscal 2009. The decreased expense was due primarily to lower freight and fuel related costs and lower advertising and marketing costs. Selling and delivery expenses as a percentage of net sales decreased from 13.0% in fiscal 2008 to 12.5% in fiscal 2009.

Facilities expense decreased $4.0 million, or 26.3%, from $15.2 million for fiscal year 2008 to $11.2 million for fiscal year 2009 due primarily to cost savings from the consolidation of our west coast distribution facilities.

Warehouse and administrative expense increased $9.4 million, or 5.3%, from $178.7 million in fiscal 2008 to $188.1 million in fiscal 2009. The increase in fiscal 2009 was due to the absence in 2009 of gains of $11.1 million from the sale of assets and a legal settlement in fiscal 2008. Absent the net gains in fiscal 2008, there was a minor decrease in warehouse and administrative expense with lower employee related costs and lower facility equipment costs offset by increased third party service expense and a reversal of a previously recognized gain from a property sold in fiscal 2008.

Other income

Other income decreased $2.0 million from $2.1 million in fiscal 2008 to $0.1 million in fiscal 2009. The decrease was due primarily to lower earnings from investments accounted for under the equity method investment of accounting, one of which is no longer accounted for under the equity method of accounting.

Interest expense

Net interest expense decreased $15.2 million, or 40.8%, from $37.3 million in fiscal 2008 to $22.1 million in fiscal 2009. The decrease was due primarily to lower interest rates on our floating rate debt and decreased average borrowings. Average borrowings for fiscal 2009 were $489.5 million compared to $619.1 million in fiscal 2008. Working capital requirements decreased due primarily to lower inventory levels and more efficient collection of receivables. The average interest rates for fiscal 2009 and 2008 were 4.4% and 5.8%, respectively.

Income taxes

Our effective income tax rate in fiscal 2009 was 35.0%, compared to a benefit of 25.8% in fiscal 2008. Our 2009 tax expense rate is lower than our statutory rate due primarily to added utilization of research and development tax credits and a decrease to state valuation allowances. The fiscal 2008 rate was lower than the statutory rate due primarily to the non-deductible portion of the non-cash goodwill impairment charge.

Fiscal 2008 compared to fiscal 2007

Net sales

Net sales for fiscal 2008 increased $34.3 million, or 2.1%, to $1,705.4 million from $1,671.1 million in fiscal 2007. This was due to a $47.1 million, or 3.4%, increase in our branded product sales partially offset by a $12.8 million decrease in the sales of other manufacturers’ products. Branded product sales include products we manufacture under Central brand names and products we manufacture under third-party brands. Incremental net sales in fiscal 2008 related to acquisitions were $5 million, and incremental net sales related to organic sales growth were $29 million. Sales of our own branded products represented 85% of our total net sales in fiscal 2008.

Garden Products’ sales for fiscal 2008 increased $29.7 million, or 3.8%, to $807.6 million from $777.9 million in fiscal 2007. In fiscal 2008, garden branded product sales increased $46.9 million, partially offset by a $17.2 million decrease in the sales of other manufacturers’ products. In both fiscal 2008 and 2007, Garden Products’ net sales were negatively impacted due primarily to unfavorable weather conditions in many parts of the United States. In fiscal 2008, moderating drought conditions in the Southeast, combined with the launch of our new Smart Seed line of grass seed, resulted in improved grass seed sales. Additionally, we benefited from increased wild bird feed sales due to price increases, and higher sales of Christmas lighting products. These improvements were partially offset by decreased garden chemicals and controls sales.

Pet Products’ sales for fiscal 2008 increased $4.6 million, or 0.5%, to $897.8 million from $893.2 million in fiscal 2007. Pet branded product sales increased $0.2 million in fiscal 2008 and sales of other manufacturers’ products increased $4.4 million in fiscal 2008 as compared with fiscal 2007. Increased sales of approximately $32 million in the dog and cat, small animal and bird feed categories were partially offset by decreased sales in our aquatics business of approximately $20 million and in our equine business of approximately $6 million. The increase in bird feed sales was due to price increases, which more than offset decreased sales volume.

Gross profit

Gross profit decreased $13.0 million, or 2.4%, from $534.3 million in fiscal 2007 to $521.3 million in fiscal 2008. Gross profit decreased $4.2 million in Pet Products and $8.8 million in Garden Products. Gross profit as a percentage of net sales decreased to 30.6% in fiscal 2008 from 32% in fiscal 2007 due primarily to rising costs. Our aquatics product margins continued to decline due to weak tank sales, and the cost of grains used in our wild bird feed operations continued to increase. Rising costs also negatively impacted our pottery and garden chemicals and controls margins.

Selling, general and administrative

Selling, general and administrative expenses decreased $18.9 million, or 4.4%, from $434.9 million in fiscal 2007 to $416.0 million in fiscal 2008. As a percentage of net sales, selling, general and administrative expenses decreased from 26.0% during fiscal 2007 to 24.4% during fiscal 2008. The decrease in selling, general and administrative expenses is discussed below.

Selling and delivery expenses decreased by $6.4 million, or 2.8%, from $228.5 million in fiscal 2007 to $222.1 million in fiscal 2008. As a percentage of net sales, selling and delivery expense decreased to 13.0% from 13.7% of net sales due primarily to lower advertising and promotional costs and cost control measures partially offset by increased fuel costs.

Facilities expense was flat at $15.2 million in fiscal 2008 and 2007.

Warehouse and administrative expenses decreased $12.5 million, or 6.5% , from $191.2 million in fiscal 2007 to $178.7 million in fiscal 2008. Garden Products decreased $2.6 million, Pet Products decreased $7.3 million and Corporate decreased $2.6 million. The decrease was due to net gains of $6.1 million from the sale of two buildings and the net assets of our live bird business in the first quarter of fiscal 2008, a legal settlement of $5.0 million and reduced third party provider costs from an emphasis on cost-cutting measures.

Goodwill and other impairments

As of December 29, 2007, due to the continuing challenging business conditions and the significant decline in our market capitalization, we concluded there was an indication of possible impairment. Based on our analysis and the sustained decline in market capitalization, we concluded that there was an impairment of goodwill and, thus, recognized a non-cash charge of $400 million in the first quarter of fiscal 2008, comprised of $202 million relating to Garden Products and $198 million relating to Pet Products.

We performed our annual goodwill impairment test as of June 29, 2008. Based on our analysis, we concluded there was an impairment of goodwill and recognized a non-cash charge of $5 million relating to goodwill in Garden Products. Additionally, an accrued liability of $1.8 million was reclassified against goodwill in Pet Products when the related uncertainty was resolved.

In addition, we reviewed certain long-lived assets for potential impairment. As a result of this analysis, we concluded that there was an additional impairment of long-lived assets of $27 million, primarily comprised of property, plant and equipment.

Other income

Other income decreased $0.3 million from $2.4 million in fiscal 2007 to $2.1 million in fiscal 2008. The decrease was due primarily to foreign currency exchange losses partially offset by increased earnings from investments accounted for under the equity method of accounting.

Interest expense

Net interest expense decreased $10.8 million, or 22.5%, from $48.1 million in fiscal 2007 to $37.3 million in fiscal 2008. The decrease was due primarily to lower interest rates on our floating rate debt. Average borrowings for fiscal 2008 were $619.1 million compared to $633.1 million in fiscal 2007. The average interest rates for fiscal 2008 and 2007 were 5.8% and 7.5%, respectively.

Income taxes

Our effective tax rate in fiscal 2008 was a benefit of 25.8% compared with a provision of 38.2% in fiscal 2007. The fiscal 2008 effective tax rate was lower due primarily to the non-deductibility of $112 million of goodwill impairment charges in the first quarter of fiscal 2008. In fiscal 2007, the difference between the combined statutory rate of 38.3% and the effective tax rate was due primarily to the utilization of state and federal credits and the impact of non-U.S. tax rates at our U.K. based subsidiary.

Inflation

The results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation, we believe that the effects of inflation, if any, on our operations were not material in fiscal 2009.

Weather and seasonality

Historically, our sales of lawn and garden products have been influenced by weather and climate conditions in the different markets we serve. Additionally, our Garden Products’ business has historically been highly seasonal. In fiscal 2009, approximately 66% of Garden Products’ net sales and 59% of our total net sales occurred in the second and third fiscal quarters. Substantially all of Garden Products’ operating income is typically generated in this period, which has historically offset the operating loss incurred during the first fiscal quarter of the year.

Liquidity and capital resources

We have financed our growth through a combination of bank borrowings, supplier credit, internally generated funds and sales of equity and debt securities to the public.

Historically, our business has been seasonal and our working capital requirements and capital resources tracked closely to this seasonal pattern. During the first fiscal quarter, accounts receivable reach their lowest level while inventory, accounts payable and short-term borrowings begin to increase. During the second fiscal quarter, receivables, accounts payable and short-term borrowings increase, reflecting the build-up of inventory and related payables in anticipation of the peak lawn and garden selling season. During the third fiscal quarter, inventory levels remain relatively constant while accounts receivable peak and short-term borrowings start to decline as cash collections are received during the peak selling season. During the fourth fiscal quarter, inventory levels are at their lowest, and accounts receivable and payables are substantially reduced through conversion of receivables to cash.

We service two broad markets: pet supplies and lawn and garden supplies. Our pet supplies businesses involve products that have a year round selling cycle with a slight degree of seasonality. As a result, it is not necessary to maintain large quantities of inventory to meet peak demands. On the other hand, our lawn and garden businesses are highly seasonal with approximately 66% of Garden Products’ net sales occurring during the second and third fiscal quarters. For many manufacturers of garden products, this seasonality requires them to ship large quantities of their product well ahead of the peak consumer buying periods. To encourage distributors to stock large quantities of inventory, industry practice has been for manufacturers to give extended credit terms and/or promotional discounts.

Net cash provided by operating activities increased $18.2 million, from $26.1 million for the three months ended December 27, 2008 to $44.3 million for the three months ended December 26, 2009. The increase was due to improved earnings and working capital management. The reduction in accounts receivable and inventory levels year over year was the result of our initiatives to reduce our investment in working capital and lower sales.

Cash provided by operating activities increased $106.6 million from $115.0 million in fiscal 2008 to $221.6 million in fiscal 2009. The increase was due to our strong operating performance as well as better working capital management, primarily due to the reduction of inventory levels and more efficient collection of receivables.

Net cash used in investing activities decreased $1.6 million from the three months ended December 27, 2008 to approximately $2.6 million during the three months ended December 26, 2009. The decrease was due to lower capital spending in the current year period.

Net cash used in investing activities increased $5.1 million from approximately $15.4 million in fiscal 2008 to approximately $20.5 million in fiscal 2009. The increase was due primarily to the absence in 2009 of $12.1 million of proceeds from the sales of facilities in fiscal 2008, partially offset by lower capital spending in fiscal 2009.

Net cash used by financing activities decreased $3.9 million, from $39.4 million, for the three months ended December 27, 2008, to $35.5 million for the three months ended December 26, 2009. The decrease was due primarily to payments on our revolving line of credit and the repayment of $21.6 million of our term loan under the mandatory prepayment provisions in our credit facility during the prior year period, which were partially offset by increased repurchases of our common stock during the three months ended December 26, 2009. We repurchased and retired 1.7 million shares of our voting common stock in the open market at an aggregate cost of approximately $16.6 million, or approximately $9.96 per share, and 1.9 million shares of our non-voting Class A common stock in the open market at an aggregate cost of approximately $18.0 million, or approximately $9.58 per share.

Net cash used in financing activities increased $48.1 million from $93.9 million in fiscal 2008 to $142.0 million in fiscal 2009. The increase was due primarily to the use of additional operating cash flow generated in fiscal 2009, which enabled us to reduce our reliance on our revolving line of credit and pay down the balance. Additionally, during fiscal 2009, we repurchased 2.2 million shares of our voting common stock (CENT) at an aggregate cost of approximately $19.3 million and 2.1 million shares of our non-voting Class A common stock (CENTA) at an aggregate cost of approximately $17.8 million.

As of December 26, 2009, we have $650 million in senior secured credit facilities, consisting of a $350 million revolving credit facility maturing in February 2011 and a $300 million term loan maturing in September 2012. Interest on the revolving credit facility is based, at our option, on a rate equal to prime plus a margin, which fluctuates from 0% to 0.375%, or LIBOR plus a margin, which fluctuates from 0.75% to 1.50%, determined quarterly based on consolidated total debt to consolidated EBITDA for the most recent trailing 12-month period. As of December 26, 2009, the applicable interest rate on the revolving credit facility related to base rate borrowings was 3.38%, and the applicable interest rate related to LIBOR rate borrowings was 1.49%. Interest on the term loan is based, at our option, on a rate equal to LIBOR plus a margin, which fluctuates from 1.50% to 1.75%, or the prime rate plus a margin, which fluctuates from 0.50% to 0.75%. As of December 26, 2009, interest was calculated on the term loan based on a rate equal to LIBOR plus a margin. As of December 26, 2009, the applicable interest rate on the term loan related to base rate borrowings was 3.75%, and the applicable interest rate related to LIBOR rate borrowings was 1.74%. The term loan is payable in quarterly installments of $750,000, and contains mandatory prepayment provisions when we have excess cash flow, with the balance payable in September 2012. As of December 26, 2009, $267.8 million of the term loan was outstanding.

The estimated fair value of the Company’s senior subordinated notes as of December 26, 2009 is $139.2 million, compared to a carrying value of $138.9 million. The estimated fair value is based on quoted market prices for these instruments.

The estimated fair value of the Company’s term loan, including current portion, as of December 26, 2009 is $252.4 million, compared to a carrying value of $267.8 million. The estimated fair value has been determined using inputs that were derived from available market information and may not be representative of actual values that could have been or will be realized in the future.

These facilities are secured by substantially all of our assets and contain certain financial covenants which require us to maintain minimum levels of interest coverage and maximum levels of total debt to EBITDA and that restrict our ability to repurchase our stock, make investments in or acquisitions of other businesses and pay dividends above certain levels over the life of the facilities. Under the terms of our senior secured credit facilities, we may make restricted payments, including cash dividends and stock repurchases, in an aggregate amount not to exceed $75 million over the life of the facilities; if the total leverage ratio for the fiscal quarter most recently ended is less than 3.00 to 1.00, the maximum restricted payment amount will be increased to $100 million over the life of the facilities. Apart from the covenants limiting restricted payments and capital expenditures, the facilities do not restrict the use of retained earnings or net income.

We were in compliance with all financial covenants as of December 26, 2009. Starting with the fourth fiscal quarter of 2009 and continuing through the third fiscal quarter of 2010, we must maintain a minimum interest coverage ratio of 3.0 to 1.0 and a maximum leverage ratio of 4.5 to 1.0. As of December 26, 2009, our interest coverage ratio was 8.1 to 1.0 and our leverage ratio was 2.6 to 1.0. There was no outstanding balance at December 26, 2009 under the $350 million revolving credit facility. There were $16.2 million of outstanding letters of credit. After giving effect to the financial covenants in our credit agreement, our remaining borrowing capacity was approximately $327 million.

Our credit facility contains mandatory prepayment provisions when we have excess cash flow and the leverage ratio exceeds 3.0 to 1.0, as defined in our credit agreement, during our fiscal year. Accordingly, in December 2008, we repaid $21.6 million of our $300 million term loan by drawing down our revolving credit facility.

At December 26, 2009, our total debt outstanding was $407.3 million versus $491.1 million at December 27, 2008.

In October 2003, we entered into a $75 million pay-floating interest rate swap effectively converting half of our $150 million fixed rate 9- 1/8 % senior subordinated notes (“senior subordinated notes”) to a floating rate of LIBOR + 4.04%. In February 2009, the swap was terminated prior to its maturity by the counterparty in accordance with the terms of the interest rate swap agreement. Prior to its termination, the swap was measured under Level 2 inputs in the fair value hierarchy. As a result of this swap termination, we received cash proceeds and realized a settlement gain of $2.3 million that was recorded as an adjustment to the carrying amount of the related debt during the quarter ended March 28, 2009. The settlement gain is being amortized as an offset to interest expense over the remaining term of the debt, which matures in February 2013.

In connection with our purchase of an additional 60% equity interest in Tech Pac L.L.C. in March 2006, we deposited approximately $15.5 million into an escrow for possible contingent performance-based payments. In fiscal 2009, a net amount of $4.8 million in cash was paid in performance-based payments, which we recognized as additional goodwill. There are no remaining contingent performance-based payments due to the seller. As part of the resolution of the contingent payments, we became the beneficiary of the remaining funds in the escrow, which are comprised primarily of $12.8 million of aggregate principal amount of our senior subordinated notes. Under the requirements of ASC 860, “Transfers and Servicing,” the senior subordinated notes contained within the escrow have been recorded as a reduction of debt for accounting purposes against our outstanding senior subordinated notes balance as of December 26, 2009. The senior subordinated notes continue to be held in escrow and have not been retired.

We expect that our principal sources of funds will be cash generated from our operations and, if necessary, borrowings under our $350 million revolving credit facility. During the current economic downturn, some companies have experienced difficulties in drawing on lines of credit, issuing debt and raising capital. Based on our anticipated cash needs, availability under our revolving credit facility and the scheduled maturity of our debt, we believe that, notwithstanding these adverse market conditions, our sources of liquidity should be adequate to meet our working capital, capital spending and other cash needs for at least the next 12 months. However, we cannot assure you that these sources will continue to provide us with sufficient liquidity and, should we require it, that we will be able to obtain financing on terms satisfactory to us, or at all.

During the three months ended December 26, 2009, we repurchased 3.5 million shares of our common stock in the open market at an aggregate cost of approximately $34.6 million, or approximately $9.76 per share. Our Board of Directors has authorized the repurchase of up to a total of $100 million of our common stock, of which approximately $87.6 million has been repurchased to date.

We expect to continue our repurchases from time to time depending on market conditions and subject to the ability to effect repurchases under our credit facility.

The table below presents our significant contractual cash obligations by fiscal year:

(in millions)	Fiscal 2010	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2014	Thereafter	Total

Contractual Obligations
Long-term debt, including current maturities(1)	$3.3	$3.1	$262.6	$137.2	$—	$—	$406.2
Interest payment obligations(2)	19.0	18.9	18.9	5.7	—	—	62.5
Operating leases	23.4	15.5	9.2	6.6	4.1	8.8	67.6
Purchase commitments(3)	72.2	39.1	30.3	20.3	14.8	10.3	187.0
Performance-based payments(4)	—	—	—	—	—	—	—

Total	$117.9	$76.6	$321.0	$169.8	$18.9	$19.1	$723.3

(1)	Excludes $16.4 million of outstanding letters of credit related to normal business transactions. See Note 9 to the consolidated financial statements for further discussion of long-term debt.

(2)	Estimated interest payments to be made on our long-term debt. Interest rates used to determine interest payments on variable rate debt are based on our estimates of future interest rates as of the end of fiscal 2009. See Note 9 to the consolidated financial statements for description of interest rate terms.

(3)	Contracts for purchases of grains, grass seed and pet food ingredients, used primarily to mitigate risk associated with increases in market prices and commodity availability.

(4)	Possible performance-based payments associated with prior acquisitions of businesses are not included in the above table, because they are based on future performance of the businesses acquired, which is not yet known. Performance-based payments in fiscal 2009 were approximately $6.5 million, approximately $4.0 million in fiscal 2008, and approximately $0.5 million in fiscal 2007. Performance-based periods extend through 2014.

We adopted provisions of Accounting Standards Codification (ASC) 740, “Income Taxes,” on the first day of fiscal 2008, which resulted in a $0.5 million increase to our liability for uncertain tax position. The increase was recorded as a cumulative effect adjustment to retained earnings. As of September 26, 2009, we had unrecognized tax benefits of $0.9 million and accrued interest and penalties of $0.1 million. These amounts have been excluded from the contractual obligations table because a reasonably reliable estimate of the timing of future tax settlements cannot be determined.

We believe that cash flows from operating activities, funds available under our revolving credit facility, and arrangements with suppliers will be adequate to fund our presently anticipated working capital requirements for the foreseeable future. We anticipate that our capital expenditures will not exceed $30 million for fiscal 2010, which are related primarily to replacements and upgrades to plant and equipment and investment in our implementation of a scalable enterprise-wide information technology platform. We are investing in this information technology platform to improve existing operations, to support future growth, and enable us to take advantage of new applications and technologies. We have invested approximately $42 million from fiscal 2005 through fiscal 2009 in this initiative and plan to invest up to an additional $5 million in fiscal 2010 for planned implementations. Capital expenditures for 2011 and beyond will depend upon the pace of conversion of those remaining legacy systems. This initiative, when complete, will combine our numerous information systems into one enterprise system and create a common business model and common data, which should create greater efficiency and effectiveness.

As part of our growth strategy, we have acquired a number of companies in the past, and we anticipate that we will continue to evaluate potential acquisition candidates in the future. If one or more potential acquisition opportunities, including those that would be material, become available in the near future, we may require additional external capital. In addition, such acquisitions would subject us to the general risks associated with acquiring companies, particularly if the acquisitions are relatively large.

Off-balance sheet arrangements

We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us.

Recent accounting pronouncements

Accounting standards codification

Effective July 1, 2009, the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) became the single official source of authoritative, nongovernmental generally accepted accounting principles (“GAAP”) in the United States. The historical GAAP hierarchy was eliminated, and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission. Our accounting policies were not affected by the conversion to ASC. However, references to specific accounting standards in the footnotes to our consolidated financial statements and this prospectus supplement have been changed to refer to the appropriate section of ASC.

Fair value measurements

ASC 820, “Fair Value Measurements and Disclosures,” provides a consistent definition of fair value that focuses on exit price, prioritizes the use of market-based inputs over entity-specific inputs for measuring fair value and establishes a three-level hierarchy for fair value measurements. On September 28, 2008, we adopted the applicable sections of ASC 820 for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. At that time, we elected to defer adoption of ASC 820 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. On September 27, 2009, we will adopt the sections of ASC 820 regarding nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The applicable sections of ASC 820 were applied prospectively. The adoption of the various sections of ASC 820 on September 28, 2008 did not have a material impact on our consolidated financial statements.

On June 27, 2009, we adopted ASC 820-10-65-4, “Fair Value Measurements and Disclosures.” This section provides additional guidance for estimating fair value when an asset or liability experiences a significant decrease in volume and activity in relation to their normal market activity. Additionally, this section provides guidance on identifying circumstances that may indicate if a transaction is not orderly. Retrospective application of this section to a prior interim or annual reporting period was not permitted. The adoption of this section did not have a material impact on our consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value.” ASU 2009-05 amends ASC 820, “Fair Value Measurements,” by providing additional guidance on determining the fair value of liabilities when a quoted price in an active market for an identical liability is not available. This ASU became effective for us on September 27, 2009 and is not expected to have a significant impact on the measurement of our liabilities as of that date; however, the ASU may affect the fair value measurement of liabilities for future acquisitions and divestitures.

Financial instruments

On June 27, 2009, we adopted ASC 825-10-65-1, “Financial Instruments.” This section requires disclosures about the fair value of financial instruments for interim reporting periods and annual financial statements. This section does not require disclosures for earlier periods presented for comparative purposes at initial adoption. The adoption of this section did not have a material impact on our consolidated financial statements. Refer to Financial Note 3, “Financial Instruments,” for further discussion.

Debt and equity securities

On June 27, 2009, we adopted ASC 320-10-65-1, “Investments—Debt and Equity Securities.” This section of the Codification revises guidance for determining how and when to recognize other-than-temporary impairments of debt securities for which changes in fair value are not regularly recognized in earnings and the financial statement presentation of such impairments. This section also expands and increases the frequency of disclosures related to other-than-temporary impairments of both debt and equity securities. Upon adoption, this section did not have a material impact on our consolidated financial statements.

Subsequent events

On June 27, 2009, we adopted ASC 855-10, “Subsequent Events.” This ASC establishes general standards of accounting and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this ASC requires us to evaluate all subsequent events that occur after the balance sheet date through the date and time our financial statements are issued.

Disclosures about derivative instruments and hedging activities

On September 27, 2009, we adopted provisions of ASC 815, “Derivatives and Hedging,” which requires entities to disclose: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. We do not anticipate the adoption of the provisions of this ASC to have a material impact on our consolidated financial statements.

Business combinations

On September 27, 2009, we adopted the applicable sections of ASC 805, “Business Combinations.” ASC 805 provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any noncontrolling interest in the acquiree in a business combination. Additionally, this ASC provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 amends the applicable sections of ASC 740, “Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies related to acquisitions made prior to September 27, 2009 also fall within the scope of these sections. The adoption of the applicable sections of this ASC may have an impact on the accounting for any future acquisitions or divestitures.

On September 27, 2009, we adopted the applicable sections of ASC 805, “Business Combinations,” that address accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. These applicable sections address application issues raised on the initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. These sections generally apply to assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of ASC 450, “Contingencies,” if not acquired or assumed in a business combination. The adoption of these applicable sections may have an impact on the accounting for any future acquisitions or divestitures.

Noncontrolling interests in consolidated financial statements

On September 27, 2009, we adopted ASC 810-10-65-1, “Consolidation.” This section requires reporting entities to present noncontrolling interests in any of its consolidated entities as equity (as opposed to a liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. The adoption will impact the presentation format of our consolidated statements of operations and consolidated balance sheets, but will not have an impact on net earnings or equity attributable our shareholders.

Intangible assets

On September 27, 2009, we adopted the applicable sections of ASC 275, “Risks and Uncertainties,” and ASC 350, “Intangibles—Goodwill and Other,” that address the determination of the useful life of intangible assets. These sections address the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The adoption of these applicable sections may have an impact on the accounting for intangible assets that are a part of any future acquisitions.

Share-based payment transactions

On September 27, 2009, we adopted the applicable sections of ASC 260-10, “Earnings Per Share,” that address whether instruments granted in share-based payment transactions are participating securities. These sections conclude that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of basic earnings per share pursuant to the two-class method. We do not anticipate the adoption of these applicable sections to have a material impact on our consolidated financial statements.

Transfers of financial assets

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 166, “Accounting for Transfers of Financial Assets.” SFAS No. 166 is a revision to SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and amends the guidance on accounting for transfers of financial assets, including securitization transactions, where entities have continued exposure to risks related to transferred financial assets. SFAS No. 166 also expands the disclosure requirements for such transactions. SFAS No. 166 is currently not included in the Codification. This standard will become effective for us on September 26, 2010. We are currently evaluating the impact of this standard on our consolidated financial statements.

Variable interest entities

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R).” SFAS No. 167 is a revision to FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities,” and amends the guidance for consolidation of VIEs primarily related to the determination of the primary beneficiary of the VIE. This statement will become effective for us on September 26, 2010. SFAS No. 167 is currently not included in the Codification. We are currently evaluating the impact of this standard on our consolidated financial statements.

Critical accounting policies, estimates and judgments

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts and related disclosures in the consolidated financial statements. Estimates and assumptions are required for, but are not limited to, accounts receivable and inventory realizable values, fixed asset lives, long-lived asset valuation and impairments, intangible asset lives, stock-based compensation, deferred and current income taxes, self-insurance accruals and the impact of contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the result of which forms the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions.

Although not all inclusive, we believe that the following represent the more critical accounting policies, which are subject to estimates and assumptions used in the preparation of our consolidated financial statements.

Allowance for doubtful accounts

We record an allowance for credit losses and disputed balances associated with our customers’ failure to make required payments. We estimate our allowance based on both specific identification, historical experience, customer concentrations, customer credit-worthiness and current economic trends. Generally, we require no collateral from our customers. If the financial condition of our customers were to deteriorate, we were not able to demonstrate the validity of amounts due or if future default rates on trade receivables in general differ from those currently anticipated, additional allowances may be required, which would effect earnings in the period the adjustments are made. For more information, see Note 6 to our consolidated financial statements.

Inventory

Inventory, which primarily consists of lawn and garden products and pet supplies finished goods, is stated at the lower of first-in first-out (“FIFO”) cost or market. Cost includes certain indirect purchasing, merchandise handling and storage costs incurred to acquire or manufacture inventory, costs to unload, process and put away shipments received to prepare them to be picked for orders, and certain overhead costs. We compute the amount of such costs capitalized to inventory based on an estimate of costs related to the procurement and processing of inventory to prepare it for sale compared to total product purchases. When necessary, we have reduced the carrying value of our inventory if market conditions indicate that we will not recover the carrying cost upon sale. Future adverse changes in market conditions related to our products could result in an additional charge to income in the period in which such conditions occur.

Goodwill

Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Identifiable intangible assets acquired in business combinations are recorded based on their fair values at the date of acquisition. Goodwill and identifiable intangible assets with indefinite lives are not subject to amortization but must be evaluated for impairment.

We test goodwill for impairment annually (on the first day of the fourth fiscal quarter), or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, by initially comparing the fair value of each of our four reporting units to their related carrying values. If the fair value of the reporting unit is less than its carrying value, we perform an additional step to determine the implied fair value of goodwill associated with that reporting unit. The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all of its assets and liabilities and then computing the excess of the reporting unit’s fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment, and, accordingly, we recognize such impairment. Our goodwill impairment analysis also includes a comparison of the aggregate estimated fair value of all four reporting units to our total market capitalization.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The estimate of fair value of each of our reporting units is based on our projection of revenues, gross margin, operating costs and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. The valuations employ present value techniques to measure fair value and consider market factors.

Key assumptions used to determine the fair value of each reporting unit as of our fiscal 2007 annual testing date (July 1, 2007) were: (a) expected cash flow for the period from 2008 to 2013; and (b) a discount rate of 9%, which was based on management’s best estimate of the after-tax weighted average cost of capital. Based upon the results of our July 1, 2007 analysis, no impairment of goodwill was indicated.

As of December 29, 2007, due to the continuing challenging business conditions and the significant decline in our market capitalization, we concluded there was an indication of possible impairment. Certain key assumptions used to determine the fair value of each reporting unit as of December 29, 2007 were revised to reflect: (a) significant reductions in future expected cash flows for the period from 2008 to 2013 due to the continuing soft economy, weakness in the housing sector and other reasons; and (b) a discount rate of 15%, which was based on management’s best estimate of the after-tax weighted average cost of capital, adjusted for our increased level of financial risk and the increased risk associated with our future operations. Based on our updated analysis and the sustained decline in market capitalization, we concluded that there was an impairment of goodwill and, thus, recognized a non-cash charge of $400 million in the first quarter of fiscal 2008, comprised of $202 million relating to Garden Products and $198 million relating to Pet Products.

We performed our fiscal 2008 annual goodwill impairment test as of June 29, 2008. Key assumptions used to determine the fair value of each reporting unit as of our fiscal 2008 annual testing date (June 29, 2008) were: (a) expected cash flow for the period from 2009 to 2014; and (b) a discount rate of 15%, which was based on management’s best estimate of the after-tax weighted average cost of capital, adjusted for the increased risk associated with our future operations and credit profile. Based on our analysis, we concluded there was an additional impairment of goodwill and recognized a non-cash charge of $5 million relating to goodwill in Garden Products.

We performed our fiscal 2009 annual goodwill impairment test as of June 27, 2009. Key assumptions used to determine the fair value of each reporting unit as of our fiscal 2009 annual testing date were: (a) expected cash flow for the period from 2010 to 2015; and (b) a discount rate of 10%, which was based on management’s best estimate of the after-tax weighted average cost of capital. Based on our analysis, we concluded there was no impairment of goodwill.

As of June 27, 2009, June 29, 2008 and December 29, 2007, if forecasted cash flows had been 10% lower than estimated, the resulting goodwill impairment, if any, would not have changed. As of June 27, 2009, June 29, 2008 and December 29, 2007, if the discount rate applied in our analysis had been 100 basis points higher than estimated, the resulting goodwill impairment, if any, would not have changed.

Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units in the future and could result in additional impairment of goodwill.

We may need to reevaluate our goodwill impairment analysis in future quarters.

Long-lived assets

We review our long-lived assets, including amortizable intangibles and property, plant and equipment, for potential impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable, or annually for indefinite-lived intangibles. An impairment loss would be recognized for amortizable intangible assets and property, plant and equipment when estimated undiscounted future cash flows expected to result from use of the asset are less than its carrying amount. An impairment loss would be recognized for an intangible asset with an indefinite useful life if its carrying value exceeds its fair value. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The fair value of the assets are estimated using the discounted future cash flows of the assets based upon a rate commensurate with the risk. Our estimate of future cash flows requires management to make assumptions and to apply judgment, including forecasting future sales and costs. Estimating the fair value further requires selecting the discount rate and other factors affecting the valuation of asset fair values, and is based upon our experience, knowledge and third-party data. We record asset impairment charges when the carrying value of an asset is in excess of its fair value. In fiscal 2009, we tested our indefinite-lived intangible assets and no impairment was indicated. In fiscal 2008, we recognized a $27.0 million impairment charge in Garden Products related to under-performing assets, including certain trademarks. Should market conditions or the assumptions used by us in determining the fair value of assets change, or management change plans regarding the future usage of certain assets, additional charges to operations may be required in the period in which such conditions occur.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes result primarily from bad debt allowances, inventory and goodwill write-downs, depreciation and nondeductible reserves. We establish a valuation allowance for deferred tax assets when management believes it is more likely than not a deferred tax asset will not be realized. As of fiscal 2009 and 2008, we had valuation allowances related to various state net deferred tax assets of $6.8 million and $10.9 million, respectively. United States income taxes have not been provided on undistributed earnings (approximately $2.6 million at September 26, 2009) of our foreign subsidiary since all such earnings are considered indefinitely reinvested overseas. The potential deferred tax liability associated with these earnings, net of foreign tax credits associated with the earnings, is approximately $0.3 million.

We adopted the provisions of ASC 740, “Income Taxes” on September 30, 2007, the first day of fiscal 2008, as required. This guidance changes the accounting for uncertainty in income taxes by creating a new framework for how companies should recognize, measure, present, and disclose uncertain tax positions in their financial statements. We may recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The standard also provides guidance on the reversal of previously recognized tax positions, balance sheet classifications, accounting for interest and penalties associated with tax positions, and income tax disclosures. We recognized a $0.5 million increase to its liabilities for uncertain tax positions and a cumulative effect adjustment to decrease retained earnings as of the adoption date.

Accruals for self-insurance

We maintain insurance for certain risks, including workers’ compensation, general liability and vehicle liability, and are self-insured for employee related health care benefits. Our workers’ compensation, general liability and vehicle liability insurance policies include deductibles of $250,000 to $350,000 per occurrence, with a separate vehicle liability deductible of $50,000 for physical damage. We maintain excess loss insurance that covers any health care costs in excess of $200,000 per person per year. We maintain a self-insurance reserve for losses, determined with assistance from a third-party actuary, based on claims filed and actuarial estimates of the ultimate loss amount inherent in the claims, including losses for claims incurred but not reported. Any actuarial projection of losses concerning workers’ compensation and general liability is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our self-insurance liabilities. However, any differences in estimates and assumptions could result in accrual requirements materially different from the calculated accruals.

Acquisitions

In connection with businesses we acquire, management must determine the fair values of assets acquired and liabilities assumed. Considerable judgment and estimates are required to determine such amounts, particularly as they relate to identifiable intangible assets, and the applicable useful lives related thereto. Under different assumptions, the resulting valuations could be materially different, which could materially impact the operating results we report.

Commitments and contingencies

We are a party to certain legal proceedings considered routine to normal operations. In the opinion of management, the ultimate resolution of all such matters will not have a material adverse effect on operating results, financial condition or cash flows in the future.

Our contractual commitments are presented in “Liquidity and capital resources”.

Business

Our company

Central Garden & Pet Company is a leading innovator, marketer and producer of quality branded products. We are one of the largest suppliers in the pet and lawn and garden supplies industries in the United States. The total pet industry is estimated to be approximately $31 billion in annual retail sales. We estimate the annual retail sales of the pet supplies and ultra-premium pet food markets in the categories in which we participate to be approximately $15 billion. As of 2009, the total lawn and garden industry in the United States is estimated to be approximately $24 billion in annual retail sales. We estimate the annual retail sales of the lawn and garden supplies markets in the categories in which we participate to be approximately $6.2 billion.

Our pet supplies products include products for dogs and cats, including edible bones, premium healthy edible and non-edible chews, ultra-premium dog and cat food and treats, leashes, collars, toys, pet carriers, grooming supplies and other accessories; products for birds, small animals and specialty pets, including food, cages and habitats, toys, chews and related accessories; animal and household health and insect control products; products for fish, reptiles and other aquarium-based pets, including aquariums, furniture and lighting fixtures, pumps, filters, water conditioners, food and supplements, and information and knowledge resources; and products for horses and livestock. These products are sold under a number of brand names including AdamsTM, All-Glass Aquarium®, Altosid®, Aqueon®, BioSpot®, Breeder’s Choice®, Coralife®, Farnam®, Four Paws®, InterpetTM, Kaytee®, Kent Marine®, Nylabone®, Pet Select®, Pre-Strike®, Oceanic SystemsTM, Super Pet®, TFH®, Zilla® and Zodiac®.

Our lawn and garden supplies products include proprietary and non-proprietary grass seed; wild bird feed, bird feeders, bird houses and other birding accessories; weed, grass, ant and other herbicide, insecticide and pesticide products; and decorative outdoor lifestyle and lighting products including pottery, trellises and other wood products and holiday lighting. These products are sold under a number of our own brand names, including AMDRO®, GKI/Bethlehem Lighting®, Grant’s TM, Ironite®, Lilly Miller®, Matthews Four Seasons TM, New England Pottery®, Norcal®, Pennington®, Over’n Out®, Smart SeedTM and The Rebels®, and under licensed brand names, including Sevin®.

In fiscal 2009, our consolidated net sales were $1.6 billion, of which our lawn and garden segment, or Garden Products, accounted for approximately $781 million and our pet segment, or Pet Products, accounted for approximately $833 million. In fiscal 2009, our income from operations was $126.0 million, of which Garden Products accounted for $68.9 million and Pet Products accounted for $102.2 million, before corporate expenses and eliminations of $45.1 million. See Note 17 to our consolidated financial statements for financial information about our two operating segments.

Competitive strengths

We believe we have the following competitive strengths which serve as the foundation of our business strategy:

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Market Leadership Positions Built on a Strong Brand Portfolio.    We are one of the leaders in the premium branded U.S. pet supplies market and in the U.S. consumer lawn and garden supplies market. We have a diversified portfolio of brands, most of which we believe are among the leading brands in their respective U.S. market categories. The majority of our brands have been marketed and sold for more than 20 years.

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Strong Relationships with Retailers.    We have developed strong relationships with major and independent retailers through our product innovation, premium brand names, broad product offerings, captive sales and logistics capabilities and high level of customer service. We believe that major retailers value the efficiency of dealing with suppliers with national scope and strong brands. These strengths have made us one of the largest pet supplies vendors to PETsMART, PETCO and Wal*Mart and among the largest lawn and garden supplies vendors to Wal*Mart, Home Depot and Lowe’s. Our ability to service large retailers, to meet their unique needs for packaging and point of sale displays and to offer new innovative products provides us with a competitive advantage. Independent retailers value our high level of customer service and broad array of premium branded products. We are the largest supplier to independent pet supplies retailers in the United States.

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Favorable Long-Term Industry Characteristics.    The pet and lawn and garden supplies markets in the U.S. have grown and are expected to continue to grow over the long-term due to favorable demographic and leisure trends. The key demographics bolstering our markets are the growth rates in the number of children under 18 and the number of adults over age 55. Households with children tend to own more pets, and adults over 55 are more likely to be “empty nesters” who keep pets as companions and have more disposable income and leisure time available for both pets and garden activities.

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Sales and Logistics Networks.    We are a leading supplier to independent specialty retailers for the pet and lawn and garden supplies markets through our sales and logistics networks. We believe our sales and logistics networks give us a significant competitive advantage over other suppliers. These networks provide us with key access to independent pet specialty retail stores and retail lawn and garden customers that require distribution for our and other manufacturers’ branded products, facilitating acquisition and maintenance of premium shelf placement; prompt product replenishment; customization of retailer programs; quick responses to changing customer and retailer preferences; rapid deployment and feedback for new products; and immediate exposure for new internally developed and acquired brands.

We plan to continue to utilize our team of dedicated sales people and our sales and logistics networks to expand sales of our branded products.

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Innovative New Products.    We have developed a reputation for introducing innovative and high quality products. We continuously seek to introduce new products at a reasonable cost, both as complementary extensions of existing product lines and as new product categories. We have received approximately 21 industry awards for our new pet products in the last three years.

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Experienced and Incentivized Management Team.    Our senior management team has significant experience in the pet and lawn and garden supplies industries. William E. Brown, our Chairman and Chief Executive Officer, has over 25 years of industry experience. Mr. Brown also owns approximately 10% of our outstanding stock and controls approximately 52% of the voting power of our outstanding stock.

Business strategy

Our objective is to increase market share, revenue, cash flow and profitability by enhancing our position as one of the leading companies in the U.S. pet supplies industry and lawn and garden supplies industry. To achieve our objective, we plan to capitalize on our strengths and the favorable industry trends by implementing the following key elements of our business strategy:

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Promote Existing Brands.    With our broad product assortment, strong brand names, strong sell-through and innovative products and packaging, we believe we can further strengthen our relationships with existing retailers to increase shelf space and sales. We believe that the strength of our major customers provides us with a solid foundation for future growth. We intend to gain market share in the mass market, grocery and specialty pet store channels and add new retailers through marketing and sales personnel dedicated to these channels, as well as our innovative product introductions and packaging. We will continue to focus on using our sales and logistics network to emphasize sales of our higher margin, proprietary brands and to use efficient supply chain capabilities that enable us to provide retailers with high service levels and consistent in-stock positions.

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Improve Margins.    We believe there are opportunities to improve our gross and operating margins through price increases, increased sales of our higher margin, innovative branded products and cost reductions and leveraging of our existing infrastructure. Since fiscal 2004, we have continued to consolidate our sales and logistics centers, made capital improvements and consolidated some of our manufacturing facilities to reduce costs and improve manufacturing efficiencies. As a result of our initiatives, gross margins have increased from 30.3% in fiscal 2004 to 32.7% in fiscal 2009.

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Reduce Our Investment In Working Capital.    We believe there are opportunities to continue to reduce our investment in working capital. In fiscal 2009, we reduced inventory, collected receivables more efficiently and managed payables more effectively, and we will continue to focus on these items to further strengthen our balance sheet.

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Continue New Product and Packaging Innovation.    We will continue to leverage the strength of our leading brand names by introducing innovative new products and packaging, extending existing product lines and entering new product categories. Our new product strategy seeks to capitalize on fulfilling consumer needs, our strong brand names, established customer relationships and history of product innovation. We have also made investments in our corporate sales and marketing infrastructure in the areas of product development, category management and key account sales support.

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Pursue Strategic Acquisitions.    We plan to continue to make selected strategic acquisitions of branded product companies that complement our existing brands and product offerings. Management has substantial experience in acquiring branded products companies. By leveraging our marketing, manufacturing and sales and logistics capabilities, we believe we can increase the sales and improve the operating efficiencies of acquired companies. We look for companies with the potential to have the top one or two brands in their respective categories. The characteristics we seek when evaluating target companies are strong brand names, high quality and innovative product offerings, an experienced management team and a history of organic earnings growth.

Products - general

The following table indicates each class of similar products which represented more than 10% of our consolidated net sales in the fiscal years presented.

(in millions)	2007	2008	2009

Category
Grass seed	$195.7	$206.3	$174.5
Bird feed	168.3	199.7	200.7
Garden chemicals and control products	257.4	247.6	270.5
Other garden supplies	221.5	232.6	211.8
Other pet supplies	828.2	819.2	756.8

Total	$1,671.1	$1,705.4	$1,614.3

Pet products business

Overview

We are one of the leading marketers and producers of premium branded pet supplies in the United States. We believe that most of our brands are the number one or two brands in their respective U.S. market categories. In addition, Pet Products operates the largest sales and logistics network in the industry, which strategically supports its brands. In fiscal 2009, Pet Products accounted for $833.2 million of our consolidated net sales and $102.2 million of our consolidated income from operations before corporate expenses and eliminations.

Industry background

According to the 2009-2010 APPA National Pet Owners Survey, U.S. pet ownership is at its highest level, with 71.4 million households, or 62%, owning a pet, an increase of 0.3 million households, or 0.4%, when compared to household pet ownership in 2006.

The pet industry includes live animals, food, supplies, veterinarian care and services. We operate primarily in the pet supplies segment of the industry. This segment includes: products for dogs and cats, including edible bones, premium healthy edible and non-edible chews, leashes, collars, toys, pet carriers, grooming supplies and other accessories; products for birds, small animals and specialty pets, including food, cages and habitats, toys, chews and related accessories; animal and household health and insect control products; products for fish, reptiles and other aquarium-based pets, including aquariums, furniture and lighting fixtures, pumps, filters, water conditioners and supplements, and information and knowledge resources; and products for horses and livestock. According to Mintel, U.S. retail sales of pet food and supplies in 2010 are expected to reach $31.3 billion, from $25.9 billion in 2007. Mintel also estimates that retail sales of pet supplies will reach $12.8 billion by 2013, a compounded annual growth rate of 4% from 2008. We also operate in the ultra-premium category of dog and cat food and treats. Mintel estimates the total pet food market to be $18.6 billion in 2010. Packaged Facts asserts the pet food market is experiencing an “upscale thrust,” featuring products that are natural, functional and address specific dietary needs of animals, primarily dogs and cats. We estimate the current applicable market opportunity for our high-end, ultra-premium dog and cat food and treats to be approximately $4 billion.

We believe this growth is due in significant part to favorable demographic and leisure trends, which we expect to continue, albeit potentially at a slower rate due to recessionary pressures in the broader U.S. economy. The key demographics bolstering the U.S. pet supplies market are the growth rates in the number of children under 18 and the number of adults over age 55. According to U.S. census data, 41% of the population will be 45 years or older by 2010. Households with children tend to own more pets, and adults over 55 are more likely to be “empty nesters” who keep pets as companions and have more disposable income and leisure time available for pets. In addition, many pet supplies products (e.g., dog and cat food, dog chews, bird food, grooming supplies, pest control, etc.) are routinely consumed and replenished.

The U.S. pet supplies market is highly fragmented with approximately 2,000 manufacturers, consisting primarily of small companies with limited product lines. The majority of these manufacturers do not have a captive sales and logistics network and must rely on us or other independent distributors to supply their products to regional pet specialty chains and independent retailers.

The pet food and supplies industry retail channel also remains fragmented, with over 12,000 independent pet supply stores in the United States and only two national specialty retailers, PETsMART and PETCO. These two “pet superstores” have been growing rapidly, and pet products have also become a growing category in mass merchandisers, discounters and grocery outlets. PETsMART and PETCO typically offer the broadest product selection with competitive prices and a growing array of pet services. Mass merchandisers, supermarkets and discounters have historically carried a limited product assortment that features primarily pet food, but we believe these retailers are devoting more shelf space to meet increased consumer demand for premium pet supplies. Independent pet stores typically have a relatively broad product selection and attempt to differentiate themselves by offering premier brands and knowledgeable service.

Proprietary branded pet products

Our principal pet supplies categories are aquatics, dog & cat, bird & small animal/specialty pet food and animal health and nutrition products.

Aquatics.    We are a leading supplier of aquariums and related fixtures and furniture, water conditioners and supplements, sophisticated lighting systems and accessories featuring the brands Aqueon, Zilla, Oceanic Systems Aquariums, Kent Marine, Coralife and Blagdon.

Dog & Cat.    We are a leading marketer and producer of premium healthy edible and non-edible chews, ultra-premium dog and cat food, toys, collars, leashes, grooming supplies, pet carriers and other accessories, and information and knowledge resources featuring the brands Nylabone, Four Paws, TFH, Pet Select, Interpet and Mikki. Nylabone has a strong history of developing innovative new products such as the NutriDent Edible Dental Brush Chews, Toro and Lobo as well as numerous other award winning dog toys. Four Paws products include grooming supplies and toys, and TFH is a leading producer and publisher of pet books and magazines. Breeder’s Choice is regarded by the industry as one of the highest quality developers and manufacturers of ultra-premium natural pet food and treats. Breeder’s Choice brands include Pinnacle®, Avoderm® and Active Care® .

Bird & Small Animal/Specialty Pet.    We are a leading marketer and producer of specialty pet food for birds, wild birds and small animals, vitamins and nutritional supplements, bird and small animal cages, habitats, transportation devices, toys and other accessories designed for the small animal marketplace featuring the brands Kaytee, Super Pet, Critter Trail® and Canopy Scientific®. Kaytee is one of the largest producers of specialty bird feed.

Animal Health.    We are a leading marketer and producer of flea, tick, mosquito and other insect control products produced by Wellmark International and sold primarily under the Zodiac, Altosid, Pre Strike and Extinguish® brand names. Wellmark is the only domestic producer of (S)-Methoprene, which is an active ingredient to control mosquitoes, fleas, ticks, ants and mites in many professional and consumer insect control applications. We also sell (S)-Methoprene to manufacturers of other insect control products, including Frontline Plus. In addition, through our Farnam operations, we are a leading manufacturer and marketer of innovative health care products for horses, household pets and livestock. Farnam’s portfolio of industry leading brands includes the Farnam umbrella brand, Equicare®, ComboCareTM, IverCare®, Bronco®, Super Mask® and Repel-X® for horses, D-WormTM, BioSpot® and Scratchex® for household pets, and AdamsTM and Bite FreeTM insect controls for home and yard care.

Sales and logistics network

Our domestic sales and logistics network, consisting of ten facilities, exists primarily to promote our proprietary brands and provides value-added service to approximately 5,000 independent specialty retail stores for our branded products. This includes acquisition and maintenance of premium shelf placement, prompt product replenishment, customization of retailer programs, quick response to changing customer and retailer preferences, rapid deployment and feedback for new products and immediate exposure for acquired brands. The network also sells many other manufacturers’ brands of pet supplies and combines these products with our branded products into single shipments enabling our independent customers to deal with us on a cost effective basis to meet their pet supplies requirements. We also operate one sales and logistics facility in the United Kingdom.

Sales and marketing

Our sales strategy is multi-tiered and designed to capture maximum market share with retailers. Our customers include retailers, such as regional and national specialty pet stores, independent pet retailers, mass merchants and grocery stores, and professionals, such as manufacturers of insect control products, veterinarians, municipalities, farmers and other economic animal buyers. PETsMART accounted for approximately 10% of Pet Products’ net sales in each of fiscal years 2009, 2008 and 2007. PETCO is also a significant customer.

To maximize our product placement and visibility in retail stores, we market our products through the following complementary strategies:

•	each of our categories has a dedicated sales force that focuses on their specific products across all trade channels;

•	our sales and logistics network, which includes sales and marketing personnel, focuses on gaining product and program placement at thousands of independent retailers;

•	dedicated account-managers and sales teams service several of our largest customers; and

•	independent distributors, who sell our brands.

Our marketing strategy is consumer, brand and trade channel specific. Our focus is on innovation, product quality, premium packaging, product positioning and leveraging our high quality brand names with line extensions. To execute this strategy, we partner closely with our customers to identify their needs, jointly develop strategies to meet those needs, and deliver programs that include newspaper, radio, trade journals, and direct consumer mailings.

Manufacturing

Pet Products currently manufactures the majority of its branded products in 17 manufacturing facilities, located primarily in the United States. In addition, certain of our proprietary branded products are manufactured by contract manufacturers. We have entered into an exclusive arrangement with a third party to manufacture (S)-Methoprene, the active ingredient in our flea and tick control products.

Purchasing

Pet Products purchases most of its raw materials from a number of different suppliers. In addition, we purchase one of the raw materials used to manufacture (S)-Methoprene from a single source of supply. Pet Products maintains an inventory of this raw material (in addition to our (S)-Methoprene inventory) to reduce the possibility of any interruption in the availability of (S)-Methoprene, but a prolonged delay in obtaining (S)-Methoprene or this raw material could result in a temporary delay in product shipments and have an adverse effect on Pet Products’ financial results.

The principal raw materials required for Kaytee’s bird feed manufacturing operations are bulk commodity grains, including millet, milo and sunflower seeds, which are generally purchased from large national commodity companies and local grain cooperatives. In order to ensure an adequate supply of grains to satisfy expected production volume, Kaytee enters into contracts to purchase a portion of its expected grain and seed requirements at future dates by fixing the quantity, and often the price, at the commitment date. Although we have never experienced a severe interruption of supply, we are exposed to price risk with respect to the portion of our supply which is not covered by contracts with a fixed price. In fiscal 2009, grain costs declined due primarily to deflationary pressures impacting the broader economy. Our weighted average cost per pound declined 13% compared to fiscal 2008 but remained 20% above fiscal 2007 levels. In fiscal 2008, our weighted average cost per pound increased 39% compared to fiscal 2007. In fiscal 2007 and 2008, we were adversely impacted by extraordinary increases in grain costs related primarily to our wild bird feed operations. The primary causes for the higher grain costs in fiscal 2008 were the inflationary pressures resulting from the macro-economic environment. The primary causes for the higher grain costs in fiscal 2007 were lower crop yields in 2006 due to drought conditions in key grain producing regions in the United States and farmers shifting to corn-based crops for the production of ethanol. For more information, see “Management’s discussion and analysis of financial condition and results of operations” and “Risk factors.”

Competition

The pet supplies industry is highly competitive and has experienced considerable consolidation in the last five years. Our branded pet products compete against national and regional branded products and private label products produced by various suppliers. Our largest competitors are Spectrum Brands and Hartz Mountain. Pet Products competes primarily on the basis of brand recognition, innovation, upscale packaging, quality and service. Pet Products’ sales and logistics operations compete with a number of smaller local and regional distributors, with competition based on product selection, price, value-added services and personal relationships.

Garden products business

Overview

We are a leading company in the consumer lawn and garden market in the United States and offer both premium and value-oriented branded products. We market and produce a broad array of products under our premium brands, including Pennington, The Rebels, AMDRO, Grant’s, Lilly Miller, Ironite, Over’n Out, Norcal Pottery, New England Pottery, GKI/Bethlehem Lighting and Matthews Four Seasons. We also produce value brands at lower prices, including some Wal*Mart private label brands. In addition, Garden Products operates a sales and logistics network that strategically supports its brands. In fiscal 2009, Garden Products accounted for $781.1 million of our consolidated net sales and $68.9 million of our consolidated income from operations before corporate expenses and eliminations.

Industry background

We believe that gardening is one of the most popular leisure activities in the United States, with approximately 85 million or 80% of all U.S. households participating in one or more lawn and garden activities in 2005. We estimate the retail sales of the lawn and garden supplies industry in the categories in which we participate to be approximately $6.2 billion. We believe that the industry will continue to grow due to favorable demographic trends, albeit potentially at a slower rate due to recessionary pressures in the broader U.S. economy. The key demographic bolstering our lawn and garden market is the growth rate in the number of adults over age 55, who are more likely to be “empty nesters” and have more disposable income and leisure time available for garden activities. As the baby boom generation ages, this segment is expected to grow faster than the total population. According to U.S. census data, 41% of the population will be 45 years or older in 2010. We believe that this demographic should increase the number of lawn and garden product users.

Lawn and garden products are sold to consumers through a number of distribution channels, including home centers, mass merchants, independent nurseries and hardware stores. Home and garden centers and mass merchants often carry one or two premium products and one value brand. Due to the rapid expansion and consolidation of mass merchants and home and garden centers in the last 15 years, the concentration of purchasing power for the lawn and garden category has increased dramatically. We expect the growth of home and garden centers, such as Home Depot and Lowe’s, and mass merchants, such as Wal*Mart, to continue to concentrate industry distribution.

Proprietary branded lawn and garden products

Our principal lawn and garden product lines are grass seed, wild bird feed, insect control products, lawn and garden care products, decorative outdoor patio products and Christmas products and lighting. Our Pennington brand is one of the largest in grass seed and wild bird feed, and our Amdro brand is a leading portfolio of fire ant bait products. We are also a leading marketer of indoor and outdoor pottery products through our Norcal Pottery and New England Pottery brands.

Grass Seed.    We are a leading marketer and producer of numerous mixtures and blends of cool and warm season turf grass for both the residential and professional markets, as well as forage and wild game seed mixtures. We sell these products under our brands Pennington Seed, Pennington, Penkoted®, ProSelectTM, Tournament QualityTM , MasterTurf®, The Rebels, Palmer’s

Pride and Smart SeedTM, as well as under licensed brands including Max-Q®. We also produce private label brands of grass seed, including Wal*Mart’s private label grass seed. The Pennington grass seed manufacturing facilities are some of the largest and most modern seed conditioning facilities in the industry. In fiscal 2008, Pennington Seed launched Smart Seed, a drought-tolerant grass seed product that develops strong, deep root systems and requires up to 30% less water.

Wild Bird Products.    We are a leading marketer and producer of wild bird feed, bird feeders, bird houses and other birding accessories in the United States. These products are sold primarily under the Pennington brand name. Our wild bird feed is treated with Bird-Kote®, a nutritious coating made up of vegetable oil fortified with oil-soluble vitamins and elements needed by wild birds.

Lawn and Garden Chemicals.    We are a leading marketer of lawn and garden weed, moss, insect and pest control products and soil supplements and stimulants. We sell these products under our own brand names, including Knockout, Strike®, Lilly Miller®, Maxide®, Alaska Fish Fertilizer, IMAGE®, and Over’n Out, and under licensed brand names, including Sevin® and RooTone® and the Eliminator private label for Wal*Mart. We are also a leading marketer of fire ant bait, sold primarily in the southern United States, under the AMDRO brand name. In addition, we market ant baits, animal repellents and garden aid products under the Grant’s brand name. We manufacture several lines of lawn and garden fertilizers and soil supplements, in granular and liquid form, under the Pennington, Pro Care, Ironite and other private and controlled labels.

Decorative Patio, Garden and Seasonal Products.    We are a leading marketer of decorative indoor and outdoor pottery products in the United States. We sell these products under the Norcal Pottery and New England Pottery brand names which include terra cotta, stoneware, ceramic and porcelain pots. We also market seasonal Christmas products and lighting under the brand name GKI/Bethlehem Lighting, and we manufacture a complete line of wooden garden products, including planters, barrel fountains, arbors and trellises that are sold under the Matthews Four Seasons brand name. In addition, we manufacture wood pellets under the Pennington Nature’s HeatTM brand for use in home wood pellet stoves.

Sales and logistics network

Our sales and logistics network, consisting of 18 facilities, exists primarily to promote our proprietary brands and provides us with key access to retail stores for our branded products, acquisition and maintenance of premium shelf placement, prompt product replenishment, customization of retailer programs, quick responses to changing customer and retailer preferences, rapid deployment and feedback for new products, immediate exposure for acquired brands and comprehensive and strategic information. The network also sells other manufacturers’ brands of lawn and garden supplies and combines these products with our branded products into single shipments enabling our customers to deal with us on a cost-effective basis to meet their lawn and garden supplies requirements.

Sales and marketing

The marketing strategy for our premium products is focused on meeting consumer needs through innovation, upscale packaging, quality and retail shelf placement. The marketing strategy for our value products is focused on promotion of the quality and efficacy of our value brands at a lower cost relative to premium brands. Our customers include retailers, such as mass merchants, home improvement centers, independent lawn and garden nurseries, drug and grocery stores, and professional end users. Sales to Wal*Mart represented approximately 32%, 30% and 31%, sales to Home Depot represented approximately 14%, 12% and 14%, and sales to Lowe’s represented approximately 22%, 18% and 17% of Garden Products’ net sales in fiscal 2009, 2008 and 2007, respectively.

To maximize our product placement and visibility in retail stores, we market our products through the following four complementary strategies:

•	dedicated sales forces for each of our brand groups;

•	our sales and logistics network, which includes sales and merchandising personnel to service independent retailers on a weekly basis, especially during the prime spring and summer seasons;

•	dedicated account-managers and sales teams service several of our largest customers; and

•	independent distributors who sell our brands.

Our marketing department develops our consumer and retailer support plans, including cooperative advertising. We also promote our products to consumers and retailers through advertisements in trade journals, magazines and seasonal radio and television commercials.

Manufacturing

Garden Products currently operates 23 manufacturing facilities. In addition, certain of our proprietary branded products are manufactured by contract manufacturers.

Purchasing

Most of the raw materials purchased by Garden Products are acquired from a number of different suppliers. The key ingredients in our fertilizer and insect and weed control products are commodity and specialty chemicals including phosphates, urea, potash, herbicides, insecticides and fungicides. Garden Products obtains grass seed from various sources. The principal raw materials required for Pennington’s wild bird feed manufacturing operations are bulk commodity grains, including millet, milo and sunflower seeds, which are generally purchased from large national commodity companies and local grain cooperatives. Garden Products obtains its raw materials from various sources, which it presently considers to be adequate. No one source is considered to be essential to Garden Products. In order to ensure an adequate supply of seed to satisfy expected production volume, Pennington enters into contracts in advance to purchase a portion of its grass seed requirements at future dates by fixing the quantity, and often the price, at the commitment date. Although we have never experienced a severe interruption of supply, we are exposed to price risk with respect to the portion of our supply which is not covered by contracts with a fixed price. In fiscal 2009, grain costs declined due primarily to deflationary pressures impacting the broader economy. Our weighted average cost per pound declined 13% compared to fiscal 2008 but remained 20% above fiscal 2007 levels. In fiscal 2008, our weighted average cost per pound increased 39% compared to fiscal 2007. In fiscal 2007 and fiscal 2008, we were adversely impacted by extraordinary increases in grain costs related primarily to our wild bird feed operations. The primary cause for the higher grain costs in fiscal 2008 was the inflationary pressures resulting from the macro-economic environment. The primary causes for the higher grain costs in fiscal 2007 were lower crop yields in 2006 due to drought conditions in key grain producing regions in the United States and farmers shifting to corn-based crops for the production of ethanol. For more information, see “Management’s discussion and analysis of financial condition and results of operations” and “Risk factors.”

Competition

The lawn and garden products industry is highly competitive. Our lawn and garden products compete against national and regional products and private label products produced by various suppliers. Our turf and forage grass seed products, fertilizers, pesticides and combination products compete principally against products marketed by The Scotts Miracle-Gro Company (“Scotts”). Scotts’ dominant position in the lawn and garden industry is a significant competitive disadvantage for our similar garden products. In addition, Spectrum Brands is a strong competitor with a broad product line. Garden Products competes primarily on the basis of its premium and value brands, quality, service, price, low cost manufacturing and strong brand names. Garden Products’ sales and logistics operations also compete with a large number of distributors, with competition based on price, service and personal relationships.

Significant customers

Wal*Mart, our largest customer, represented approximately 18% of our total company net sales in fiscal 2009 and approximately 17% in fiscal 2008 and 2007, and represented approximately 32% of Garden Products’ net sales in fiscal 2009, 30% in fiscal 2008 and 31% in fiscal 2007. Sales to Home Depot represented approximately 14% of Garden Products’ net sales in fiscal 2009, 12% in fiscal 2008 and 14% in fiscal 2007. Sales to Lowe’s represented approximately 11% of our total company net sales in fiscal 2009, and represented approximately 22% of Garden Products’ net sales in fiscal 2009, 18% in fiscal 2008 and 17% in fiscal 2007. PETsMART represented approximately 10% of Pet Products’ net sales in fiscal 2009, 2008 and 2007. PETCO is also a significant customer.

Patents, trademarks and other proprietary rights

Our branded products companies hold certain patents in the United States and have several patent applications pending. We consider the development of patents through creative research and the maintenance of an active patent program to be advantageous to our business, but we do not regard the holding of any particular patent or group of patents as essential to our operations.

In addition to patents, we have numerous active ingredient registrations, end-use product registrations and trade secrets, including certain technology used in the Wellmark operations for the production of (S)-Methoprene, part of which has been licensed to us from Novartis on a perpetual and non-exclusive basis. In addition, we have acquired and developed certain improvements that are proprietary to us relating to the synthesis of (S)-Methoprene. We also rely on trade secrets to protect our proprietary rights. The success of certain portions of our business, especially our Wellmark operations, partly depends on our ability to continue to keep both licensed and owned trade secret information confidential.

Along with patents, active ingredient registrations, end use product registrations and trade secrets, we own a number of trademarks, service marks, trade names and logotypes. Many of our trademarks are registered but some are not. We are not aware of any reason we cannot continue to use our trademarks, service marks and trade names in the way that we have been using them.

Employees

As of September 26, 2009, we had approximately 4,300 employees of which approximately 3,900 were full-time employees and 400 were temporary or part-time employees. We also hire substantial numbers of additional temporary employees for the peak lawn and garden shipping season of February through June to meet the increased demand experienced during the spring and summer months. The majority of our temporary employees are paid on an hourly basis. Except for approximately 30 employees at a Kaytee facility in Rialto, California, none of our employees is represented by a labor union. We consider our relationships with our employees to be good.

Environmental and regulatory considerations

Many of the products that we manufacture or distribute are subject to local, state, federal and foreign laws and regulations relating to environmental matters. Such regulations are often complex and are subject to change. In the United States, all products containing pesticides must be registered with the United States Environmental Protection Agency (the “EPA”), in addition to individual state and/or foreign agency registrations, before they can be sold. All fertilizer products are also subject to state Department of Agriculture registration and foreign labeling regulations. Grass seed is also subject to state, federal and foreign labeling regulations.

The Food Quality Protection Act, enacted by the U.S. Congress in August 1996, establishes a standard for food-use pesticides, which is a reasonable certainty that no harm will result from the cumulative effect of pesticide exposures. Under this Act, the EPA is evaluating the cumulative risks from dietary and non-dietary exposures to pesticides. The pesticides in our products, which are also used on foods, will be evaluated by the EPA as part of this non-dietary exposure risk assessment.

In addition, the use of certain pesticide and fertilizer products is regulated by various local, state, federal and foreign environmental and public health agencies. These regulations may include requirements that only certified or professional users apply the product or that certain products be used only on certain types of locations (such as “not for use on sod farms or golf courses”), may require users to post notices on properties to which products have been or will be applied, may require notification of individuals in the vicinity that products will be applied in the future or may ban the use of certain ingredients. We believe we are operating in substantial compliance with, or taking action aimed at ensuring compliance with, these laws and regulations.

Various local, state, federal and foreign environmental laws also impose obligations on various entities to clean up contaminated properties or to pay for the cost of such remediation, often upon parties that did not actually cause the contamination. Accordingly, we may become liable, either contractually or by operation of law, for remediation costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. With our extensive acquisition history, we have acquired a number of manufacturing and distribution facilities, and most of these facilities have not been subjected to Phase II environmental tests to determine whether they are contaminated.

Environmental regulations may affect us by restricting the manufacturing or use of our products or regulating their disposal. Regulatory or legislative changes may cause future increases in our operating costs or otherwise affect operations. Although we believe we are and have been in substantial compliance with such regulations and have strict internal guidelines on the handling and disposal of our products, there is no assurance that in the future we may not be adversely affected by such regulations or incur increased operating costs in complying with such regulations. However, neither the compliance with regulatory requirements nor our environmental procedures can ensure that we will not be subject to claims for personal injury, property damages or governmental enforcement.

Management

The following table sets forth the name, age and position of our directors and executive officers as of February 16, 2010.

Name	Age	Position	Served as director since

William E. Brown	68	Chairman of the Board and Chief Executive Officer	1980

Stuart W. Booth	59	Chief Financial Officer and Secretary	—

Glen R. Fleischer	55	President—Pet Products	—

Michael A. Reed	62	Executive Vice President	—

Brooks M. Pennington III	55	Director	1998

John B. Balousek	64	Director	2001

David N. Chichester	64	Director	2002

Alfred A. Piergalli	63	Director	2004

William E. Brown has been our Chairman and Chief Executive Officer since 1980. From 1977 to 1980, Mr. Brown was Senior Vice President of the Vivitar Corporation with responsibility for Finance, Operations, and Research & Development. From 1972 to 1977, he was with McKesson Corporation where he was responsible for its 200-site data processing organization. Prior to joining McKesson Corporation, Mr. Brown spent the first 10 years of his business career at McCormick, Inc. in manufacturing, engineering and data processing.

Stuart W. Booth has been our interim Chief Financial Officer since January 2010 and previously was a consultant to Central from September 2009 to January 2010. He was our Executive Vice President from October 2005 to September 2009 and Vice President of Finance, Chief Financial Officer and Secretary from January 2002 to September 2009. From January 2001 to October 2001, he was Chief Financial Officer of Respond TV, a pre-IPO, interactive television infrastructure and services company. From June 1998 until January 2001, Mr. Booth was the Principal Vice President and Treasurer of Bechtel Group, Inc., an international engineering and construction company, where he was responsible for global bank relationships and financial operations including credit, cash management and foreign exchange operations. Prior to Bechtel, Mr. Booth was the Senior Vice President, Finance and Development with PG&E Enterprises, the then non-regulated business unit of PG&E.

Glen R. Fleischer. Mr. Fleischer has been our President, Pet Products division since January 2009. Prior to joining Central, Mr. Fleischer was with Kraft Foods/ Nabisco, Inc. serving as the Vice President Business Development, Snacks and Cereals from 2004 to 2008, as its Vice President, Marketing, Confections from 2003 through 2004, as its Vice President, Marketing for the Biscuit Division from 2001 through 2003 and Vice President and Managing Director of Grocery Products from 1996 through 2001. Prior to joining Kraft/Nabisco, Mr. Fleischer held general management and marketing positions with Kimberly-Clark Corporation and The Procter & Gamble Company.

Michael A. Reed. Mr. Reed has been Executive Vice President since June 2000 and President of the Garden Products division since October 2007. Mr. Reed joined Central in 2000 and served as President of the Pet Products division from 2003 to 2004. Since 2004, Mr. Reed also has provided executive oversight to the Life Sciences Business Unit and Tech Pac LLC, an 80% owned subsidiary of Central. From February 1991 to May 2000, Mr. Reed served as President and CEO of PM Ag Products, Inc., a wholly owned subsidiary of global agri-business Tate & Lyle, PLC. From 1985 to 1991, he was Vice President and Regional General Manager of the Pacific Molasses Company. From 1983 to 1985, Mr. Reed served as a divisional Vice President of Beatrice Foods Company’s Agri-Products Division. Prior to joining Beatrice Foods, Mr. Reed practiced law in Springfield, Missouri.

Brooks M. Pennington III joined us in February 1998 when we acquired Pennington Seed, Inc. From 1994 to 1996, Mr. Pennington was the President and Chief Executive Officer of Pennington Seed, Inc., and prior thereto, he was the Senior Vice President, Legal, Finance and Administration of Pennington Seed, Inc.

John B. Balousek was Executive Vice President and a founder of PhotoAlley.com, a San Francisco-based start-up company providing electronic commerce services from 1998 through 1999. From March through June 1996, Mr. Balousek was Chairman and Chief Executive Officer of True North Technologies, a digital and interactive services company and an affiliate of Foote, Cone & Belding Communications (FCB), an agency network and subsidiary of True North Communications. From 1991 until 1996, he served as President and Chief Operating Officer of FCB. He also serves as a director of Aptimus, Inc., Geoworks Corporation and Interland, Inc.

David N. Chichester is Senior Vice President, Finance, of Starbucks Coffee Company. Prior to joining Starbucks, Mr. Chichester served as Executive Vice President and Chief Financial Officer at Hecklers Online, Inc. and at Red Roof Inns, Inc. Prior to these positions, he held senior management positions in finance at Marriott Corporation, Integrated Health Services, Inc., and General Electric Credit Corporation, and served as a Vice President of Warburg Paribas Becker Incorporated.

Alfred Piergallini has been a consultant with Desert Trail Consulting, a marketing consulting organization, since January 2001 and Chairman of Wisconsin Cheese Group, Inc., a specialty cheese company, since January 2005. From December 1999 to December 2001, Mr. Piergallini served as the Chairman, President and Chief Executive Officer of Novartis Consumer Health Worldwide, a manufacturer, developer and marketer of health-related products, and from February 1999 to December 1999, Mr. Piergallini served as the President and Chief Executive Officer of Novartis Consumer Health North America. From 1989 to 1999, Mr. Piergallini held several senior management positions with Gerber Products Company, including, at various times, the offices of Chairman of the Board, President and Chief Executive Officer. He also currently serves as a director of Comerica Incorporated, a financial services company.

Certain transactions

Brooks M. Pennington III, a director of the Company, is a minority stockholder and a director of Bio Plus, Inc., a company that produces granular peanut hulls. During the fiscal year ended on September 26, 2009, Bio Plus, Inc.’s revenues from sales to subsidiaries of the Company were approximately $1.1 million. As of September 26, 2009, the Company owed Bio Plus, Inc. approximately $50,000 for such purchases.

On July 1, 2008, the Company and Mr. Pennington entered into a Modification and Extension of the Employment and Non-Compete Agreement dated February 27, 1998, as amended June 2, 2003 and April 10, 2006. This modified and extended agreement provides that from the period from July 1, 2008 through February 28, 2012, Mr. Pennington would serve as Director of Special Projects for the Company. In this position, Mr. Pennington is expected to work a maximum of 650 hours per year for a base salary of $190,000 annually.

Principal stockholders

The following table indicates, as to each director, each current and former executive officer named in the summary compensation table in our proxy statement for our 2010 Annual Stockholders Meeting and each holder known to the Company to be the beneficial owner of more than five percent of any class of the Company’s voting stock, the number of shares and percentage of the Company’s stock beneficially owned as of February 16, 2010.

Beneficial Owner(1)	Number of Class B Shares		Number of common shares		Number of Class A common shares		Percent(2)	Percent of total voting power(3)

Executive Officers:
William E. Brown	1,646,007	(4)	1,519,263	(5)	3,441,285	(6)	10.2%	53.4%
Stuart W. Booth(7)	—		25,200	(8)	78,274	(9)	*	*
Glen R. Fleischer	—		—		50,000		*	*
Michael A. Reed	—		26,493	(10)	85,770	(11)	*	*
Jeffrey A. Blade(12)	—		—		—		—	—
James V. Heim	—		21,000	(13)	72,462	(14)	*	*

Directors:
John B. Balousek	—		55,160		53,916	(15)	*	*
David N. Chichester	—		2,804		51,197	(16)	*	*
Brooks M. Pennington III(17)	—		236,132	(18)	438,266	(19)	1.1%	*
Alfred A. Piergallini	—		8,979		51,884	(15)	*	*
All directors and executive officers as a group (ten persons)(20)	1,646,007		1,895,031		4,323,054		12.09%	54.4%

Five Percent Stockholders:
Schroder Investment Management North America Inc.(21)	—		1,596,600		—		2.5%	4.8%
Morgan Stanley(22)	—		1,806,033		—		2.8%	5.4%
Dimensional Fund Advisors LP(23)	—		1,138,492		2,255,924		5.3%	3.4%
NorthPointe Capital, LLC(24)	—		1,354,494		—		2.1%	4.0%

(*)	Less than 1%.

(1)	Unless otherwise indicated, the address of each beneficial owner listed below is 1340 Treat Blvd., Suite 600, Walnut Creek, CA 94597.

(2)	Represents the number of shares of Class B Stock, Common Stock and Class A Common Stock beneficially owned by each stockholder as a percentage of the total number of shares of Class B Stock, Common Stock and Class A Common Stock outstanding.

(3)	Represents the percentage of the voting power of each stockholder after giving effect to the disparate voting rights between the Class B Stock, Common Stock and Class A Common Stock. The voting powers of the Common Stock and the Class B Stock are identical in all respects, except that the holders of Common Stock are entitled to one vote per share and the holders of Class B Stock are entitled to the lesser of ten votes per share or 49% of the total votes cast. Shares of Class A Common Stock generally have no voting rights unless otherwise required by Delaware law.

(4)	Includes 45,548 shares for which Mr. Brown holds voting power pursuant to a voting agreement entered into on March 25, 2008.

(5)	Includes 23,000 shares owned by his spouse. Mr. Brown disclaims beneficial ownership of the 23,000 shares held by his spouse. Includes 101,200 shares of Common Stock issuable upon exercise of outstanding options exercisable within 60 days of February 16, 2010.

(6)	Includes 159,000 shares of Class A Common Stock held by various irrevocable family trusts. Mr. Brown and his spouse are co-trustees of the trusts, and the beneficiaries are immediate family members of Mr. Brown. Mr. Brown disclaims beneficial ownership of the shares held by the trusts. Includes 112,400 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of February 16, 2010.

(7)	Effective January 14, 2010, Mr. Booth was appointed to the position of interim Chief Financial Officer of the Company.

(8)	Includes 21,200 shares of Common Stock issuable upon exercise of outstanding options exercisable within 60 days of February 16, 2010.

(9)	Includes 54,400 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of February 16, 2010.

(10)	Includes 17,800 shares of Common Stock issuable upon exercise of outstanding options exercisable within 60 days of February 16, 2010.

(11)	Includes 53,600 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of February 16, 2010.

(12)	Effective January 14, 2010, Mr. Blade resigned from his position as Chief Financial Officer of the Company.

(13)	Includes 21,000 shares of Common Stock issuable upon exercise of outstanding options exercisable within 60 days of February 16, 2010.

(14)	Includes 42,000 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of February 16, 2010.

(15)	Includes 40,112 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of February 16, 2010.

(16)	Includes 21,218 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of February 16, 2010.

(17)	The address of Mr. Pennington is 169 South Main Street; P.O. Box 231; Madison, GA 30650.

(18)	Includes 12,600 shares of Common Stock issuable upon exercise of outstanding options exercisable within 60 days of February 16, 2010. Includes 49,040 shares of Common Stock held by BPCB Partners, L.P., with respect to which Mr. Pennington has sole voting and dispositive power as the sole member of its general partner; 7,604 shares held by Pennington Management Company II, LLC, in which Mr. Pennington has an ownership interest and of which Mr. Pennington is the president; and 6,938 shares owned by his spouse. Mr. Pennington disclaims beneficial ownership of the 49,040 shares held by BPCB Partners, L.P. and Pennington Management Company II, LLC, except to the extent of his pecuniary interest therein, and the 6,938 shares held by his spouse.

(19)	Includes 38,994 shares of Class A Common Stock issuable upon exercise of outstanding options exercisable within 60 days of February 16, 2010. Includes 98,080 shares of Class A Common Stock held by BPCB Partners, L.P., with respect to which Mr. Pennington has sole voting and dispositive power as the sole member of its general partner; 15,208 shares held by Pennington Management Company II, LLC, in which Mr. Pennington has an ownership interest and of which Mr. Pennington is the president; and 13,876 shares owned by his spouse. Mr. Pennington disclaims beneficial ownership of the 98,080 shares held by BPCB Partners, L.P. and Pennington Management Company II, LLC, except to the extent of his pecuniary interest therein, and the 13,876 shares held by his spouse.

(20)	Reflects the information in the footnotes set forth above.

(21)	The address of Schroder Investment Management North America Inc. is 875 Third Avenue, 21st Floor New York, NY 10022. The foregoing information is solely from a Schedule 13G/A reflecting beneficial holdings of the Company’s capital stock filed on February 16, 2010.

(22)	The address of Morgan Stanley is 1585 Broadway New York, NY 10036. The foregoing information is solely from a Schedule 13G/A reflecting beneficial holdings of the Company’s capital stock filed on January 25, 2010.

(23)	The address of Dimensional Fund Advisors LP is Palisades West, Building One, 6300 Bee Cave Road, Austin Texas, 78746. The foregoing information is solely from two separate Schedule 13G/A’s reflecting beneficial holdings of the Company’s capital stock filed on February 8, 2010.

(24)	The address of NorthPointe Capital, LLC is 101 W. Big Beaver, Suite 745, Troy, MI 48084. The foregoing information is solely from a Schedule 13G reflecting beneficial holdings of the Company’s capital stock filed on February 16, 2010.

Description of certain indebtedness

Senior credit facilities

As of December 26, 2009, we had $650 million in senior secured credit facilities, consisting of a $350 million revolving credit facility maturing in February 2011 and a $300 million term loan maturing in September 2012. Our term loan facility contains mandatory prepayment provisions when the Company has excess cash flow. Accordingly, in December 2008, we repaid approximately $21.6 million of the term loan as required by this provision. In addition, our term loan is payable in quarterly installments of $750,000 with the balance payable in September 2012. As of December 26, 2009, the total outstanding balance of our term loan was $ 267.8 million. We will pay the outstanding balance of our term loan in full with proceeds of this offering. Interest on our revolving credit facility is based, at our option, on a rate equal to prime plus a margin, which fluctuates from 0% to 0.375%, or LIBOR plus a margin, which fluctuates from 0.75% to 1.50%, determined quarterly based on our consolidated total debt to consolidated EBITDA for the most recent trailing 12-month period. As of December 26, 2009, the applicable interest rate on the revolving credit facility related to base rate borrowings was 3.38%, and the applicable interest rate related to LIBOR rate borrowings was 1.49%. Interest on the term loan is based, at our option, on a rate equal to LIBOR plus a margin, which fluctuates from 1.50% to 1.75%, or the prime rate plus a margin, which fluctuates from 0.50% to 0.75%. As of December 26, 2009, the applicable interest rate on the term loan related to base rate borrowings was 3.75%, and the applicable rate related to LIBOR rate borrowings was 1.74%.

These facilities are secured by substantially all of our assets and contain certain financial covenants which require us to maintain minimum levels of interest coverage and maximum levels of total debt to EBITDA and that restrict our ability to repurchase our stock, make investments in or acquisitions of other businesses and pay dividends above certain levels over the life of the facilities. Under the terms of our senior secured credit facilities, we may make restricted payments, including cash dividends, in an aggregate amount not to exceed $75 million over the life of the facilities; if the total leverage ratio for the fiscal quarter most recently ended is less than 3.00 to 1.00, the maximum restricted payment amount will be increased to $100 million over the life of the facilities. Apart from the covenants limiting restricted payments and capital expenditures, the facilities do not restrict the use of retained earnings or net income.

We were in compliance with all financial covenants as of December 26, 2009. There was no outstanding balance at December 26, 2009 under the $350 million revolving credit facility. There were $16.2 million of outstanding letters of credit. After giving effect to the financial covenants in the credit agreement, the remaining potential borrowing capacity was $327 million.

We intend to refinance our revolving credit facility after the completion of the offering of the notes but we cannot give any assurance that we will be able to do so on commercially reasonable terms or at all.

Senior subordinated notes due 2013

We also have outstanding $150 million of our 9 1/8% senior subordinated notes due 2013. We are currently conducting a tender offer for these outstanding senior subordinated notes at a purchase price of 101.521% of their principal amount and accrued interest and intend to pay the purchase price of tendered notes accepted by us and related fees and expenses with the proceeds from this offering. Notes not tendered in the tender offer will be redeemed on or about April 21, 2010. Proceeds from this offering that are necessary to pay the redemption price of outstanding senior subordinated notes not tendered in the tender offer and interest on such notes will be irrevocably deposited with the trustee for the outstanding senior subordinated notes following the expiration date of the tender offer.

Description of notes

Central will issue the notes under an indenture among itself, the Guarantors and Wells Fargo Bank, National Association, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, define your rights as holders of the notes. Copies of the indenture are available as set forth below under “—Where you can find more information.”

You can find definitions of certain capitalized terms used in the following summary under “Certain definitions” on page S-91 of this prospectus supplement. For purposes of this section, references to the words “we,” “us,” “our” and “Company” mean only Central Garden & Pet Company but not any of its Subsidiaries.

The senior subordinated notes being offered hereby (the “Notes”) will be issued under an indenture and a supplemental indenture each dated the Issue Date (collectively, the “Indenture”) with Wells Fargo Bank, National Association, as trustee (the “Trustee”). The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”), as in effect on the Issue Date. A copy of the Indenture may be obtained from the Company or the Underwriters.

A registered holder of a Note (each, a “Holder”) will be treated as its owner for all purposes. Only registered Holders will have rights under the Indenture.

Brief description of the notes and the guarantees

The Notes will be:

•	unsecured senior subordinated obligations of ours;

•	subordinated in right of payment to all of our existing and future Senior Debt, including the Credit Facility;

•	pari passu in right of payment with any future senior subordinated Indebtedness;

•	guaranteed by certain of our Domestic Restricted Subsidiaries; and

•	structurally subordinated to all liabilities of our Subsidiaries that are not Guarantors (including Securitization Entities).

The Guarantees will be:

•	unsecured senior subordinated obligations of each Guarantor;

•	subordinated in right of payment with all existing and future Senior Debt of each Guarantor, including guaranties of the Credit Facility;

•	pari passu in right of payment to each Guarantor’s guarantee of any future senior subordinated Indebtedness of such Guarantor; and

•	structurally subordinated to all liabilities of any Subsidiary of a Guarantor that is not a Guarantor (including Securitization Entities).

Principal, maturity and interest

The Company will initially issue an aggregate principal amount of $400 million of Notes. The Notes will mature on March 1, 2018. Subject to the Company’s compliance with the “Limitation on incurrence of additional indebtedness”, covenant, the Company is permitted to issue more Notes under the Indenture (the “Additional Notes”). Unless the context otherwise requires, for all purposes of the Indenture and this “Description of notes,” references to the Notes include any Additional Notes actually issued. All Additional Notes of each series will be substantially identical to other Notes of such series other than the issuance dates and any required legends and will constitute a part of the same series. We will issue the Notes in fully registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Trustee will initially act as registrar (the “Registrar”) and principal paying agent (the “Principal Paying Agent,” and together with any additional paying agent and transfer agent appointed from time to time, the “Paying Agents”). The Notes may be presented for registration of transfer and exchange at the offices of the Registrar and at the offices of any Paying Agent appointed in respect of any Notes. We may change any Paying Agent and the Registrar without notice to Holders or appoint additional or other paying and transfer agents. We will pay principal (and premium, if any) on the Notes at the Trustee’s corporate office in Minneapolis, Minnesota and at the offices of any Paying Agent appointed in respect of any Notes. At the Company’s option, interest also may be paid by mailing a check to the Holder’s registered address.

Interest on the Notes will accrue at the rate of 8.25% per annum (calculated on the basis of a 360-day year comprised of 12 months of 30 days). Interest on the Notes will be payable semi-annually in cash in arrears on each March 1 and September 1, commencing on September 1, 2010. The Company will make interest payments to the Holders at the close of business on February 15 and August 15 immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the Issue Date or, if interest has already been paid, from the most recent date on which interest on the Notes was paid.

Redemption

Optional redemption

At any time prior to March 1, 2014, we may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the date of redemption (the “Redemption Date”), subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date.

On and after March 1, 2014, we may redeem the Notes at our option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed, as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on March 1 of the year set forth below:

Year	Redemption Price
2014	104.125%
2015	102.063%
2016 and thereafter	100.000%

In addition, we must pay all accrued and unpaid interest on the Notes redeemed.

Optional redemption upon equity offerings

Prior to March 1, 2013, we may at our option on one or more occasions redeem Notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) originally issued at a redemption price (expressed, as a percentage of principal amount) of 108.25%, plus accrued and unpaid interest to the Redemption Date, with the net cash proceeds from one or more Equity Offerings; provided, however, that

(1)	at least 65% of the aggregate principal amount of each of the Notes (which includes Additional Notes, if any) issued under the Indenture remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by us or any of our Affiliates); and

(2)	each such redemption occurs within 90 days after the date of closing of the related Equity Offering.

Selection and notice of redemption

In the event that we choose to redeem less than all of the Notes, selection of the Notes of such series for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate. No Notes of a principal amount of $100,000 or less shall be redeemed in part.

Mandatory redemption; offers to purchase; open market purchases

We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the caption “—Change of control” and the “Limitation on asset sales” covenant. We may at any time and from time to time purchase Notes in the open market or otherwise.

Ranking

Senior indebtedness versus notes and guarantees

The payment of the principal of, premium, if any, and interest on the Notes and the payment of any Guarantee will be subordinate in right of payment to the prior payment in full of all of our Senior Debt or the Senior Debt of the relevant Guarantor, as the case may be, including, without limitation, our obligations and those of any Guarantor under the Credit Facility.

As of December 26, 2009, after giving effect to this offering and the use of proceeds therefrom, the Senior Debt of the Company and the Guarantors (without duplication) would have been approximately $0.5 million.

Subject to certain conditions contained in our Credit Facility, as of December 26, 2009, we would have had additional availability of approximately $334 million for borrowing of Senior Debt under the Credit Facility, after deducting approximately $16 million of availability in respect of outstanding letters of credit. Although the Indenture will contain limitations on the amount of additional Indebtedness that we and the Guarantors may incur, under certain circumstances the amount of such additional Indebtedness could be substantial and such Indebtedness may be Senior Debt. See “—Certain covenants—Limitation on incurrence of additional indebtedness.”

Liabilities of subsidiaries versus notes and guarantees

Claims of creditors of Subsidiaries of ours that are not Guarantors, including trade creditors holding Indebtedness or guarantees issued by such non-guarantor Subsidiaries, and claims of preferred stockholders of such non-guarantor Subsidiaries, will have priority with respect to the assets and earnings of such non-guarantor Subsidiaries over the claims of our creditors, including Holders, even if such claims do not constitute Senior Debt. Accordingly, the Notes and each Guarantee will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-guarantor Subsidiaries. As of December 26, 2009, the Notes and related Guarantees would have been structurally subordinated in right of payment to approximately $8 million of liabilities of our non-Guarantor subsidiaries, including trade and other payables.

Although the Indenture will limit the incurrence of Indebtedness and Preferred Stock by our Restricted Subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture will not impose any limitation on the incurrence by such Subsidiaries of liabilities that are not considered Indebtedness or Preferred Stock under the Indenture. See “—Certain covenants—Limitation on incurrence of additional indebtedness” and “—Certain covenants—Limitation on preferred stock of restricted subsidiaries.”

Other senior subordinated debt versus notes

Only Indebtedness of ours or of a Guarantor that constitutes Senior Debt will rank senior to the Notes and the relevant Guarantee in accordance with the provisions of the Indenture. The Notes and each Guarantee will in all respects rank pari passu with all other Senior Subordinated Debt of ours and of the applicable Guarantor.

Subordination; payment of notes

The payment of principal, interest and premium, if any, on the Notes and all Obligations relating thereto will be subordinated to the prior payment in full of all Senior Debt of the Company and all Obligations relating thereto, including Senior Debt incurred after the date of the Indenture. In the event of any distribution to creditors of the Company:

(1)	in a liquidation or dissolution of the Company;

(2)	in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property;

(3)	in an assignment for the benefit of creditors; or

(4)	in any marshaling of the Company’s assets and liabilities;

the holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt, whether or not allowed or allowable) before the Holders of Notes will be entitled to receive any payment with respect to the Notes (except that Holders of Notes may receive and retain Permitted Junior Securities and payments made from the trust described under “—Legal defeasance and covenant defeasance”).

We are not permitted to pay, in cash or in property by set off or otherwise, principal of, premium, if any, or interest on the Notes or any Obligations related thereto or make any deposit to the trust described under “Legal defeasance and covenant defeasance” (except in Permitted Junior Securities or from the trust described under “— Legal defeasance and covenant defeasance”) and may not purchase, redeem or otherwise retire any Notes (collectively, “pay the notes”) if either of the following occurs:

(1)	a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

(2)	any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the trustee and the Company receives a notice of such default (a “Payment Blockage Notice”) from the holders of any Designated Senior Debt (or their representative);

Payments on the Notes may and will be resumed:

(1)	in the case of a payment default, upon the date on which such default is cured or waived; and

(2)	in the case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.

No new Payment Blockage Notice may be delivered unless and until:

(1)	360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

(2)	all scheduled payments of principal, interest and premium, if any, on the Notes that have come due have been paid in full in cash.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such nonpayment default is cured or waived for a period of not less than 90 consecutive days.

If the trustee or any Holder of the Notes receives a payment in respect of the Notes (except in Permitted Junior Securities or from the trust described under “—Legal defeasance and covenant defeasance”) when:

(1)	the payment is prohibited by these subordination provisions; and

(2)	the trustee or the Holder has actual knowledge that the payment is prohibited the trustee or the Holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the trustee or the Holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper representative as their interests may appear.

The Company or the Trustee must promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, Holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. See “Risk factors — Risks relating to the notes—Your right to receive payments on the notes and the guarantees is junior to our existing senior indebtedness and possibly all of our future borrowings.”

The obligations of each Guarantor under its Subsidiary Guarantee will be subordinated to the Senior Debt of that Guarantor on the same terms described above.

Guarantees

The obligations of the Company under the Indenture will be fully and unconditionally guaranteed on a senior subordinated basis by all of our Domestic Restricted Subsidiaries that guarantee our Credit Facility (other than one inactive Subsidiary with nominal assets). Notwithstanding the foregoing, any domestic Subsidiary of the Company that at any time has total assets of less than $1,000,000, as reflected on such Subsidiary’s most recent balance sheet as of the date of determination, or consolidated cash flow for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date of determination of less than $500,000, will not be required to become a Guarantor or to execute a Subsidiary Guarantee unless it guarantees other Indebtedness of the Company or a Restricted Subsidiary of the Company. The obligations of each Domestic Restricted Subsidiary under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk factors—Risks relating to the notes—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.” On the Issue Date, except for Tech Pac, L.L.C., all of our Subsidiaries are Restricted Subsidiaries.

Each Guarantor that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including, without limitation, guarantees and other contingent liabilities) of that Guarantor and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk factors—Risks relating to the notes—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.”

Pursuant to the Indenture, a Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “—Certain covenants—Merger, consolidation and sale of assets;” provided, however, that if such other

Person is not the Company or a Guarantor, such Guarantor’s obligations under its Guarantee must be expressly assumed by such other Person, subject to the following paragraph.

The Guarantee of a Guarantor will be released:

(1)	upon the sale or other disposition (including by way of consolidation or merger) of such Guarantor;

(2)	upon the sale or disposition of all or substantially all of the assets of such Guarantor;

(3)	upon the release of such Guarantor from its guarantee, if any, and of all pledges and security, if any, granted by such Guarantor in connection with the Credit Facility;

(4)	upon the designation of such Guarantor as an Unrestricted Subsidiary pursuant to the terms of the Indenture; or

(5)	if we exercise our Legal Defeasance option or Covenant Defeasance option as described under “—Legal defeasance and covenant defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture as described under “—Satisfaction and discharge;”

in the case of clauses (1) and (2), other than to us or one of our Affiliates and as permitted by the Indenture and we will comply with our obligations under the “Limitation on asset sales” covenant in respect of such disposition.

Change of control

If a Change of Control occurs, each Holder will have the right to require that we purchase all or a portion of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase. Within 30 days following the date upon which the Change of Control occurred, we must send, by first class mail, a notice to the Trustee and each Holder, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”).

Holders electing to have their Notes purchased pursuant to a Change of Control Offer will be required to surrender their Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

The Credit Facility prohibits us from purchasing any Notes (subject to certain limited exceptions) and also provides that the occurrence of certain change of control events with respect to us constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar provisions. Prior to the mailing of the notice referred to above, but in any event within 30 days following any Change of Control, we covenant to:

(1)	repay in full all Indebtedness under the Credit Facility and all other Senior Debt the terms of which require repayment upon a Change of Control; or

(2)	obtain the requisite consents under the Credit Facility and all such other Senior Debt to permit the repurchase of the Notes as provided below.

Our failure to comply with the covenant described in the immediately preceding sentence shall constitute an Event of Default described in clause (3) and not in clause (2) under “—Events of default” below which would, in turn, constitute a default under the Credit Facility. In such circumstances, the subordination provisions of the Indenture would likely restrict payment to the Holders.

We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the Indenture and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon the occurrence of such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

If a Change of Control Offer is made, there can be no assurance that we will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event we are required to purchase outstanding Notes pursuant to a Change of Control Offer, we expect that we would seek third party financing to the extent we do not have available funds to meet our purchase obligations. However, there can be no assurance that we would be able to obtain such financing.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between us and the underwriters. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain other transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the “Limitation on incurrence of additional indebtedness” covenant. Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding.

Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require us to repurchase their Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us.

The definition of “Change of Control” includes a disposition of all or substantially all of our assets to any Person. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of our assets. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder may require us to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the consent of the holders of a majority in principal amount of the Notes.

We will comply with the requirements of Rule 14e-1 under the Exchange Act to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that we comply with the provisions of any such securities laws or regulations, we shall not be deemed to have breached our obligations under the “Change of Control” provisions of the Indenture.

Certain covenants

Covenant suspension

During any period of time following the Issue Date that (i) the Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), we and our Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

(1)	“—Limitation on incurrence of additional indebtedness;”

(2)	“—Limitation on restricted payments;”

(3)	“—Limitation on asset sales;”

(4)	“—Limitation on dividend and other payment restrictions affecting subsidiaries;”

(5)	“—Limitation on preferred stock of restricted subsidiaries;”

(6)	“—Prohibition on incurrence of senior subordinated debt;”

(7)	clause (2) of the first paragraph of “—Merger, consolidation and sale of assets;”

(8)	“—Limitation on transactions with affiliates;” and

(9)	“—Future guarantees by restricted subsidiaries;”

(collectively, the “Suspended Covenants”). Upon the occurrence of a Covenant Suspension Event, the amount of Net Cash Proceeds with respect to any applicable Asset Sale Offer Trigger Date (as defined below) shall be set at zero at such date (the “Suspension Date”). In addition, in the event that we and our Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraws its Investment Grade Rating or downgrades the rating assigned to the Notes below an Investment Grade Rating or a Default or Event of Default occurs and is continuing, then we and our Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” Within 30 days of the Reversion Date, any Restricted Subsidiary that would have been required during the Suspension Period but for the Suspended Covenants by the “Future Guarantees by Restricted Subsidiaries” covenant to execute a supplemental indenture will execute such supplemental indenture required by such covenant. Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period (or upon termination of the Suspension Period or after that time based solely on events that occurred during the Suspension Period).

On the Reversion Date, all Indebtedness incurred during the Suspension Period will be classified to have been incurred or issued pursuant to the “—Limitation on incurrence of additional indebtedness” covenant to the extent such Indebtedness would be permitted to be incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness incurred or issued prior to the Suspension Period and outstanding on the Reversion Date. To the extent such Indebtedness would not be so permitted to be incurred or issued pursuant to the “—Limitation on incurrence of additional indebtedness” covenant, such Indebtedness will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under paragraph (3) of the definition of Permitted Indebtedness.

Restricted Payments made during the Suspension Period will be deemed to have been made pursuant to the first paragraph of the “—Limitation on restricted payments” covenant.

Limitation on incurrence of additional indebtedness

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively “incur”) any Indebtedness (other than Permitted Indebtedness); provided, however, that the Company and any of its Restricted Subsidiaries may incur Indebtedness (including, without limitation, Acquired Indebtedness), in each case if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Company’s Consolidated Fixed Charge Coverage Ratio for its most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 2.0 to 1.0.

Limitation on restricted payments

The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any distribution on or in respect of shares of the Company’s or any Restricted Subsidiary’s Capital Stock to holders of such Capital Stock (other than dividends or distributions payable in Qualified Capital Stock of the Company and dividends or distributions payable to the Company or a Restricted Subsidiary and other than pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2)	purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or of any direct or indirect parent of the Company or of a Restricted Subsidiary of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock;

(3)	purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company, or of any Guarantor, that is subordinate or junior in right of payment to the Notes or any Guarantee, as applicable (other than (x) any Indebtedness permitted under clause (6) of the definition of “Permitted Indebtedness” and (y) the purchase, defeasance or other acquisition of such Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of such purchase, defeasance or other acquisition); or

(4)	make any Investment (other than Permitted Investments)

(each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a “Restricted Payment”): unless, at the time of such Restricted Payment and immediately after giving effect thereto:

(i)	no Default or an Event of Default shall have occurred and be continuing;

(ii)	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Limitation on incurrence of additional indebtedness;” and

(iii)	the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Existing Bonds Issue Date (other than Restricted Payments made pursuant to clauses (2), (3), (4), (5), (7) and (8) of the following paragraph) is less than the sum of without duplication, the following:

(A)	50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned during the period (treated as one accounting period) from the first day of the Company’s second fiscal quarter of fiscal year 2003 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment; plus

(B)	100% of the aggregate net cash proceeds and the fair market value of property other than cash that would constitute Marketable Securities or a Permitted Business received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Existing Bonds Issue Date of Qualified Capital Stock of the Company (other than Designated Preferred Stock); plus

(C)	the amount by which Indebtedness of the Company is reduced on the Company’s balance sheet upon the conversion or exchange subsequent to the Existing Bonds Issue Date of any Indebtedness of the Company for Qualified Capital Stock of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the net cash proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness; plus

(D)

an amount equal to the sum of (I) 100% of the aggregate net proceeds (including the fair market value of property other than cash that would constitute Marketable Securities or a Permitted Business) received by the Company or any Restricted Subsidiary since the Existing Bonds Issue Date (A) from any sale or other disposition of any Investment (other than a Permitted Investment) in any Person (including an Unrestricted Subsidiary) made by the Company and its Restricted Subsidiaries and (B) representing the return of capital or principal (excluding dividends and distributions otherwise included in Consolidated Net Income) with respect to such Investment, and (II) the portion (proportionate to the Company’s equity interest in an Unrestricted Subsidiary) of the fair market value of the net assets of an

Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that, in the case of item (II), the foregoing sum shall not exceed, in the case of any Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary; plus

(E)	$10.0 million.

Notwithstanding the foregoing, the provisions set forth in the preceding paragraph do not prohibit:

(1)	the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of such dividend or notice of such redemption if the dividend or payment of the redemption price, as the case may be, would have been permitted on the date of declaration or notice;

(2)	any Restricted Payment made out of the net cash proceeds of the substantially concurrent sale of, or made by exchange for, Qualified Capital Stock of the Company (other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees and other than Designated Preferred Stock) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided, however, that the net cash proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (iii)(B) of the preceding paragraph;

(3)	the defeasance, redemption, repurchase or other acquisition of any Indebtedness of the Company or a Guarantor that is subordinate or junior in right of payment to the Notes or the applicable Guarantee through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of Refinancing Indebtedness that is subordinate or junior in right of payment to the Notes or the applicable Guarantee;

(4)	the redemption, repurchase or other acquisition or retirement for value of any Capital Stock of the Company, in each case in connection with the repurchase provisions of employee stock option or stock purchase agreements or other agreements to compensate management employees, or upon the death, disability, retirement, severance or termination of employment of management employees; provided that all such redemptions or repurchases pursuant to this clause (4) shall not exceed in any fiscal year $5 million (with unused amounts in any calendar year carried over to succeeding calendar years subject to a maximum of $15 million in any calendar year; provided that amounts in any calendar year may be increased by an amount not to exceed the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of the Company’s Capital Stock (other than Disqualified Capital Stock) to any member of the management or the Board of Directors of the Company or any Restricted Subsidiary);

(5)	repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof;

(6)	repurchases of Capital Stock deemed to occur upon the exercise of stock options or the vesting of restricted stock grants to satisfy tax withholding obligations;

(7)	additional Restricted Payments since the Issue Date in an amount not to exceed $40 million;

(8)	payments of regularly scheduled or accrued dividends on Disqualified Capital Stock issued in compliance with the “Limitation on incurrence of additional indebtedness” covenant;

(9)	upon occurrence of a Change of Control and within 60 days after the completion of the Change of Control Offer pursuant to the “Change of control” covenant (including the purchase of all Notes tendered), any purchase or redemption of Obligations of the Company that are subordinate or junior in right of payment to the Notes required pursuant to the terms thereof as a result of such Change of Control at a purchase or redemption price not to exceed 101% of the outstanding principal amount thereof, plus accrued and unpaid interest thereon, if any; provided, however, that (A) at the time of such purchase or redemption, no Default or Event of Default shall have occurred and be continuing (or would result therefrom) and (B) such purchase or redemption is not made, directly or indirectly, from the proceeds of (or made in anticipation of) any issuance of Indebtedness by the Company or any Subsidiary;

(10)	the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis and the redemption, purchase, cancellation or other retirement of equity interests in a Restricted Subsidiary; and

(11)	redemption, repurchase or other acquisition or retirement of the Existing Senior Subordinated Notes.

The Board of Directors of the Company may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary as specified in the definition of “Unrestricted Subsidiary.” For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All of those outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of the Investments at the time of such designation. Such designation will only be permitted if the Restricted Payment would be permitted at the time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

For purposes of determining compliance with this covenant, in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described above, the Company, in its sole discretion, may order and classify such Restricted Payment in any manner in compliance with this covenant.

As of December 26, 2009, the Company would have been able to make Restricted Payments of approximately $159 million pursuant to clause (iii) of the first paragraph of this covenant.

Limitation on asset sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Board of Directors of the Company);

(2)	at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents; provided that the amount of:

(a)	any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets;

(b)	any notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received); and

(c)	any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of $75.0 million and 7.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), and

(d)	any Productive Assets,

shall, in each of (a), (b), (c) and (d) above, be deemed to be cash for the purposes of this provision or for purposes of the second paragraph of this covenant; and

(3)	upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days of receipt thereof:

(A)	to prepay any Senior Debt or Indebtedness of a Restricted Subsidiary that is not a Guarantor and, in the case of any such Indebtedness under any revolving credit facility, effect a corresponding reduction in the availability under such revolving credit facility (or, if required by the Credit Facility, effect a permanent reduction in the availability under such revolving credit facility regardless of the fact that no prepayment is required in order to do so (in which case no prepayment should be required)),

(B)	to reinvest in Productive Assets, (provided that this requirement shall be deemed satisfied if the Company or such Restricted Subsidiary by the end of such 365-day period has entered into a binding agreement under which it is contractually committed to reinvest in Productive Assets and such investment is consummated within 120 days from the date on which such binding agreement is entered into and, with respect to the amount of such investment, the reference to the 366th day after an Asset Sale in the second following sentence shall be deemed to be a reference to the 121st day after the date on which such binding agreement is entered into (but only if such 121st day occurs later than such 366th day)), and

(C)	a combination of prepayment and investment permitted by the foregoing clauses (3)(A) and (3)(B).

Pending the final application of any such Net Cash Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Cash Proceeds in Cash Equivalents. On the 366th day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines by Board Resolution not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(A), (3)(B) and (3)(C) above (the “Asset Sale Offer Trigger Date”), such aggregate amount of Net Cash Proceeds that have not been applied as set forth in clauses (3)(A), (3)(B) and (3)(C) above on or before such Asset Sale Offer Trigger Date (each an “Asset Sale Offer Amount”) shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the “Asset Sale Offer”) on a date (the “Asset Sale Offer Payment Date”) not less than 30 nor more than 60 days following the applicable Asset Sale Offer Trigger Date, from all Holders and holders of any other Indebtedness of the Company or a Restricted Subsidiary ranking pari passu with the Notes requiring the making of such an offer (the “Pari Passu Debt”), on a pro rata basis, the maximum amount of Notes and such other Pari Passu Debt that may be purchased with the Asset Sale Offer Amount at a price equal to 100% of their principal amount, plus accrued and unpaid interest thereon, if any, to the date of purchase (or, in respect of such other Pari Passu Debt, such lesser price, if any, as may be provided for by the terms of such Pari Passu Debt) in accordance with the procedures (including pro-rating in the event of over-subscription and calculation of the principal amount of Notes denominated in different currencies) set forth in the Indenture.

If at any time any non-cash consideration (including any Designated Non-cash Consideration) received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

Notwithstanding the foregoing, if the Asset Sale Offer Amount is less than $50 million, the application of the Net Cash Proceeds constituting such Asset Sale Offer Amount to an Asset Sale Offer may be deferred until such time as such Asset Sale Offer Amount plus the aggregate amount of all Asset Sale Offer Amounts arising subsequent to the Asset Sale Offer Trigger Date relating to such initial Asset Sale Offer Amount from all Asset Sales by the Company and its Restricted Subsidiaries aggregates at least $50 million, at which time the Company or such Restricted Subsidiary shall apply all Net Cash Proceeds constituting all Asset Sale Offer Amounts that have been so deferred to make an Asset Sale Offer (the first date the aggregate of all such deferred Asset Sale Offer Amounts is equal to $50 million or more shall be deemed to be an Asset Sale Offer Trigger Date).

Each Asset Sale Offer will be mailed to the record Holders as shown on the register of Holders within 30 days following the Asset Sale Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Asset Sale Offer, Holders may elect to tender their Notes in whole or in part in a minimum of $1,000 or an integral multiples of $1,000 in excess thereof (provided that no Note will be purchased in part if such Note would have a remaining amount of less than $100,000) in exchange for cash. To the extent Holders properly tender Notes (and, if applicable, holders of Pari Passu Debt, tender Pari Passu Debt) in an aggregate amount exceeding the Asset Sale Offer Amount, Notes of tendering Holders and Pari Passu Debt of holders thereof will be purchased on a pro rata basis (based on amounts tendered). To the extent that the aggregate amount of Notes and Pari Passu Debt tendered pursuant to an Asset Sale Offer is less than the Asset Sale Offer Amount, we may use any remaining Asset Sale Offer Amount for general corporate purposes or for any other purpose not prohibited by the Indenture. Upon completion of any such Asset Sale Offer, the Asset Sale Offer Amount shall be reset at zero.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Limitation on asset sales” provisions of the Indenture, we shall comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the “Limitation on asset sales” provisions of the Indenture by virtue thereof.

Limitation on dividend and other payment restrictions affecting subsidiaries

The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary of the Company to:

(1)	pay dividends or make any other distributions on or in respect of its Capital Stock;

(2)	make loans or advances or pay any Indebtedness or other obligation owed to the Company or any Guarantor; or

(3)	transfer any of its property or assets to the Company or any Guarantor,

except, with respect to clauses (1), (2) and (3), for such encumbrances or restrictions existing under or by reason of:

(a)	applicable law, rule, regulation or order;

(b)	the Indenture, the Notes and the Guarantees;

(c)	non-assignment provisions of any contract or any lease of any Restricted Subsidiary of the Company entered into in the ordinary course of business;

(d)	any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(e)	the Credit Facility in effect on the Issue Date or any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that any restrictions imposed pursuant to any such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing are either (i) contained in, or not materially more restrictive than those contained in, the Credit Facility in effect prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing or (ii) ordinary and customary with respect to syndicated bank loans in the market at the time such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing are entered into;

(f)	agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date;

(g)	restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

(h)	restrictions imposed by any agreement to sell assets or Capital Stock to any Person pending the closing of such sale which is not prohibited by the Indenture;

(i)	any agreement or instrument governing Capital Stock of any Person that is acquired;

(j)	any Purchase Money Note or other Indebtedness or other contractual requirements in connection with a Qualified Securitization Transaction;

(k)	other Indebtedness outstanding on the Issue Date or permitted to be incurred under the Indenture; provided that any such restrictions are ordinary and customary with respect to the type of Indebtedness being incurred;

(l)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(m)	any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (d) and (f) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company’s Board of Directors (evidenced by a Board Resolution) whose judgment shall be conclusively binding, either (i) not materially more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing or (ii) ordinary and customary with respect to such instruments or obligations at the time such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing are entered into;

(n)	encumbrances or restrictions contained in any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred or issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(o)	customary provisions in joint venture, asset sale, stock purchase and merger agreements and other similar agreements; and

(p)	customary provisions in leases, licenses and other agreements entered into in the ordinary course of business.

Limitation on preferred stock of restricted subsidiaries

The Company will not permit any of its Restricted Subsidiaries to issue any Preferred Stock (other than to the Company or to a Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary of the Company.

Limitation on liens

The Company will not, and will not cause or permit any Restricted Subsidiary to incur or suffer to exist any Lien securing Indebtedness (other than Permitted Liens or Liens securing Senior Debt) upon any of its assets (including Capital Stock of a Restricted Subsidiary), whether owned at the date the Notes are first issued or thereafter acquired, or any interest therein or any income or profits therefrom, unless:

(a)	if such Lien secures Senior Subordinated Debt, the Notes or the Guarantees, as the case may be, are secured on an equal and ratable basis with such Indebtedness for so long as such Senior Subordinated Debt is secured by such Lien; and

(b)	if such Lien secures Subordinated Indebtedness, the Lien securing such Subordinated Indebtedness will be subordinated and junior to a Lien securing the Notes or the Guarantees, as the case may be, with the same relative priority as such Indebtedness has with respect to the Notes or the Guarantees.

Any Lien created for the benefit of the Holders pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Lien on such other Indebtedness and that holders of such other Indebtedness may exclusively control the disposition of property subject to such Lien.

Prohibition on incurrence of senior subordinated debt

The Company will not, and will not permit any Guarantor to, incur or suffer to exist Indebtedness that is senior in right of payment to the Notes or such Guarantor’s Guarantee, as the case may be, and subordinate in right of payment to any other Indebtedness of the Company or such Guarantor, as the case may be.

Merger, consolidation and sale of assets

The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries) to any Person unless:

(1)	either:

(a)	the Company shall be the surviving or continuing corporation; or

(b)	the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company’s Restricted Subsidiaries substantially as an entirety (the “Surviving Entity”):

(x)	shall be a corporation organized and validly existing under the laws of the United States of America or any State thereof or the District of Columbia; and

(y)	shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes and the Indenture to be performed or observed on the part of the Company; and

(2)	except in the case of a merger of the Company with or into a Restricted Subsidiary of the Company and except in the case of a merger entered into solely for the purpose of reincorporating the Company in another jurisdiction, immediately after giving effect to such transaction and the assumption contemplated by clause (l)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, (A) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the “Limitation on Incurrence of Additional Indebtedness” covenant or (B) the Consolidated Fixed Charge Coverage Ratio for the Company or the Surviving Entity, as the case may be, and its Restricted Subsidiaries on a consolidated basis would be (x) equal to or greater than 1.75 to 1 and (y) greater than such ratio for the Company and the Restricted Subsidiaries immediately prior to such transaction; and

(3)	except in the case of a merger of the Company with or into a Restricted Subsidiary of the Company and except in the case of a merger entered into solely for the purpose of reincorporating the Company in another jurisdiction, immediately after giving effect to such transaction and the assumption contemplated by clause (1) (b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

(4)	the Company or the Surviving Entity shall have delivered to the Trustee an officers’ certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company. However, transfer of assets between or among the Company and its Restricted Subsidiaries will not be subject to this covenant.

The Indenture will also provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such and that, in the event of a conveyance or transfer (but not a lease), the conveyor or transferor (but not a lessor) will be released from the provisions of the Indenture.

The Company will not permit any Guarantor to consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of, in a single transaction or series of related transactions, all or substantially all of its assets to any Person unless:

(1)	(except in the case of a Guarantor that has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), whether through a merger, consolidation or sale of Capital Stock or through the sale of all or substantially all of its assets (such sale constituting the disposition of such Guarantor in its entirety), if in connection therewith the Company provides an officers’ certificate to the Trustee to the effect that the Company will comply with its obligations under the “Limitation on asset sales” covenant in respect of such disposition) the resulting, surviving or transferee Person (if not a Guarantor) shall be a Person organized and validly existing under the laws of the jurisdiction under which such Guarantor was organized or under the laws of the United States of America, any State thereof or the District of Columbia, and such Person shall expressly assume, by a supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, all the obligations of such Guarantor, if any, under its Guarantee;

(2)	except in the case of a merger of a Guarantor with or into the Company or another Guarantor and except in the case of a merger entered into solely for the purpose of reincorporating a Guarantor in another jurisdiction, immediately after giving effect to such transaction and the assumption contemplated by the immediately preceding clause (1) (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred and be continuing; and

(3)	except in the case of a merger of a Guarantor with or into the Company or another Guarantor and except in the case of a merger entered into solely for the purpose of reincorporating a Guarantor in another jurisdiction, the Company shall have delivered to the Trustee an officers’ certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

Limitations on transactions with affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to occur any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (an “Affiliate Transaction”) involving aggregate payment or consideration in excess of $10 million, unless:

(1)	such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company, and

(2)	the Company delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $25 million, a Board Resolution adopted by the majority of the members of the Board of Directors of the Company or a resolution of the Audit Committee of the Board of Directors of the Company approved by a majority of the members of the Audit Committee approving such Affiliate Transaction and set forth in an officers’ certificate certifying that such Affiliate Transaction complies with clause (1) above.

The restrictions set forth in the first paragraph of this covenant shall not apply to:

(1)	reasonable fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company’s Board of Directors or a committee thereof;

(2)	transactions between or among the Company and any of its Restricted Subsidiaries or between or among such Restricted Subsidiaries; provided that such transactions are not otherwise prohibited by the Indenture;

(3)	any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) or by any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date as determined in good faith by the Company’s Board of Directors;

(4)	Restricted Payments or Permitted Investments permitted by the Indenture;

(5)	transactions effected as part of a Qualified Securitization Transaction;

(6)	transactions with a Person (other than an Unrestricted Subsidiary) that is an Affiliate of the Company solely because the Company owns, directly or through a Subsidiary, Capital Stock in, or controls, such Person;

(7)	payments or loans to employees or consultants that are approved by a majority of the independent directors of the Company’s Board of Directors or by the Company’s compensation committee;

(8)	sales of Qualified Capital Stock to Affiliates of the Company;

(9)	transactions permitted by, and complying with, the provisions of the “Merger, consolidation and sale of assets” covenant; and

(10)	transactions in which the Company or any Restricted Subsidiary, as the case may be, receives an opinion from a nationally recognized investment banking, appraisal or accounting firm that such Affiliate Transaction is either fair, from a financial standpoint, to the Company or such Restricted Subsidiary or is on terms not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s length basis from a Person that is not an Affiliate of the Company.

Future guarantees by restricted subsidiaries

The Company will cause each future Domestic Restricted Subsidiary that Guarantees the Credit Facility after the Issue Date to execute and deliver to the Trustee a Guarantee pursuant to which such Restricted Subsidiary will unconditionally guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest on the Notes and all other obligations under the Indenture on a senior subordinated basis. Notwithstanding the foregoing, any domestic Subsidiary of the Company that at any time has total assets of less than $1,000,000, as reflected on such Subsidiary’s most recent balance sheet as of the date of determination, or consolidated cash flow for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date of determination of less than $500,000, will not be required to become a Guarantor or to execute a Subsidiary Guarantee unless it guarantees other Indebtedness of the Company or a Restricted Subsidiary of the Company.

In the event any Guarantor is released and discharged in full from all of its obligations under guarantees of the Credit Facility, then the Guarantee of such Guarantor shall be automatically and unconditionally released or discharged; provided, that such Restricted Subsidiary has not incurred any Indebtedness in reliance on its status as a Guarantor under the covenant “—Certain covenants—Incurrence of additional indebtedness” unless such Guarantor’s obligations under such Indebtedness so incurred are satisfied in full and discharged or are otherwise permitted under one of the exceptions available at the time of such release to Restricted Subsidiaries under the second paragraph of “—Certain covenants—Incurrence of additional indebtedness.”

Each Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Reports to holders

The Indenture will provide that, whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company will furnish to the Holders:

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

(2)	all current information that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports, in each case, within the time periods specified in the SEC’s rules and regulations.

For so long as the Notes are outstanding, whether or not required by the rules and regulations of the SEC, the Company shall file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors.

Each report or document required to be furnished or delivered pursuant to the Indenture shall be deemed to have been so furnished or delivered on the date on which the Company posts such document on its website at www.central.com, or when such document is posted on the SEC’s website at www.sec.gov; provided, that the Company shall either (i) deliver paper copies of all such documents or (ii) provide copies of all such documents by electronic delivery to the Trustee or any Holder that requests the Company to deliver copies of all such documents until a request to cease delivering copies of all such documents is given by the Trustee or such Holder.

Events of default

The following events are defined in the Indenture as “Events of Default”:

(1)	the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days (whether or not such payment is prohibited by the subordination provisions of the Indenture);

(2)	the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or an Asset Sale Offer on the date specified for such payment in the applicable offer to purchase) (whether or not such payment is prohibited by the subordination provisions of the Indenture);

(3)	a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 60 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the “Merger, consolidation and sale of assets” covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4)	the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company (other than the failure by a Securitization Entity to pay Indebtedness owed to the Company or a Restricted Subsidiary of the Company), or the acceleration of the final stated maturity of any such Indebtedness, if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $30 million or more at any time;

(5)	one or more judgments in an aggregate amount in excess of $30 million (to the extent not covered by independent third party insurance as to which the insurer does not dispute the coverage) shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(6)	except as permitted by the Indenture, any Guarantee of any Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor that is a Significant Subsidiary, or any Person acting on behalf of such Guarantor, shall deny or disaffirm its obligations under its Guarantee; or

(7)	certain events of bankruptcy with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

If an Event of Default (other than an Event of Default specified in clause (7) above with respect to the Company) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same:

(1)	shall become immediately due and payable; or

(2)	if there are any amounts outstanding under the Credit Facility, shall become immediately due and payable upon the first to occur of an acceleration under the Credit Facility and five business days after receipt by the Company and the Representative under the Credit Facility of such Acceleration Notice but only if such Event of Default is then continuing.

If an Event of Default specified in clause (7) above occurs and is continuing with respect to the Company, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the two preceding paragraphs, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

(1)	if the rescission would not conflict with any judgment or decree;

(2)	if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3)	to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4)	if we have paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances (including reasonable fees and expenses of its counsel and agents); and

(5)	in the event of the cure or waiver of an Event of Default of the type described in clause (7) of the description above of Events of Default, the Trustee shall have received an officers’ certificate and an Opinion of Counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the

Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee indemnity reasonably satisfactory to it. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Under the Indenture, we will be required to provide an officers’ certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default that has occurred and, if applicable, describe such Default or Event of Default and the status thereof; provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default.

Legal defeasance and covenant defeasance

We may, at our option and at any time, elect to have our obligations discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that we shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for:

(1)	the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

(2)	our obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

(3)	the rights, powers, trust, duties and immunities of the Trustee and our obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the Indenture.

In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “—Events of default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance, we must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof in such amounts as will be sufficient, in the opinion of the Company as evidenced by an Officers’ Certificate, to pay the principal amount at maturity of, premium and interest on the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(1)	in the case of Legal Defeasance, we shall have delivered to the Trustee an Opinion of Counsel in the United States of America reasonably acceptable to the Trustee confirming that:

(a)	we have received from, or there has been published by the Internal Revenue Service a ruling or

(b)	since the Issue Date, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(2)	in the case of Covenant Defeasance, we shall have delivered to the Trustee an Opinion of Counsel in the United States of America reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(3)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(4)	such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) or any other material agreement or instrument to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound;

(5)	we shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by us with the intent of preferring the Holders over any of our other creditors or with the intent of defeating, hindering, delaying or defrauding any of our other creditors or others;

(6)	we shall have delivered to the Trustee an officers’ certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

(7)	we shall have delivered to the Trustee an Opinion of Counsel to the effect that:

(a)	the trust funds will not be subject to any rights of holders of Senior Debt, including, without limitation, those arising under the Indenture, and

(b)	after the 91st day following the deposit, the trust funds will not be subject to the effect of the preference provisions of Section 547 of the United States Federal Bankruptcy Code; and

(8)	certain other customary conditions precedent are satisfied.

Notwithstanding the foregoing, the Opinion of Counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Notes not therefore delivered to the Trustee for cancellation (x) have become due and payable, or (y) will become due and payable on the maturity date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in our name, and at our expense.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes of a series when

(1)	either:

(a)	all Notes of such series theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust) have been delivered to the Trustee for cancellation, or

(b)	all Notes of such series not theretofore delivered to the Trustee for cancellation have become due and payable, pursuant to an optional redemption notice or otherwise, and we have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from us directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; and

(2)	we have paid all other sums payable under the Indenture by us with respect to such series.

The Trustee will acknowledge the satisfaction and discharge of the Indenture if we have delivered to the Trustee an officers’ certificate and Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture with respect to such series have been complied with.

Modification of the indenture

From time to time, we and the Trustee, without the consent of the Holders, may amend the Indenture to:

(1)	cure any ambiguity, defect or inconsistency;

(2)	provide for uncertificated Notes in addition to or in place of certificated Notes or to alter the provisions of the Indenture relating to the form of the Notes (including the related definitions) in a manner that does not materially adversely affect any Holder;

(3)	provide for the assumption of our or a Guarantor’s obligations to the Holders of the Notes by a successor to us or a Guarantor pursuant to the “Merger, consolidation and sale of assets” covenant;

(4)	make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any Holder of the Notes;

(5)	comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the TIA;

(6)	provide for the issuance of Additional Notes in accordance with the limitations set forth in this Indenture;

(7)	allow any Guarantor to execute a supplemental indenture and/or a Guarantee with respect to the Notes;

(8)	remove a Guarantor which, in accordance with the terms of the Indenture, ceases to be liable in respect of its Guarantee;

(9)	make appropriate provision in connection with the appointment of a successor trustee; or

(10)	to conform the text of the Indenture, the Guarantees or the Notes to any provision of this “Description of notes” to the extent that such provision in this “Description of notes” was intended to be a verbatim recitation of a provision of the Indenture, the Guarantees or the Notes.

Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

(1)	reduce the principal amount of Notes whose Holders must consent to an amendment; supplement or waiver;

(2)	reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

(3)	reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

(4)	make any Notes payable in money other than that stated in the Notes;

(5)	make any change in the provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default; or

(6)	after our obligation to purchase Notes arises thereunder, amend, change or modify in any material respect our obligation to make and consummate a Change of Control Offer in the event of a Change of Control or modify any of the provisions or definitions with respect thereto after a Change of Control has occurred.

Any modification or change in any provision of the Indenture or the related definitions affecting the subordination or ranking of the Notes in a manner which adversely affects the Holders will require the consent of 75% in principal amount of the then outstanding Notes.

However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Debt of the Company or a Guarantor then outstanding unless the holders of such Senior Debt (or their Representative) consent to such change.

It is not necessary for the consent of Holders to approve the particular form of any amendment or waiver, but it shall be sufficient if such Holders’ consent approves the substance thereof.

For purposes of determining whether the Holders of the requisite principal amount of Notes have taken any action under the Indenture, the principal amount of Notes shall be determined as of (i) if a record date has been set with respect to the taking of such action, such date or (ii) if no such record date has been set, the date the taking of such action by the Holders of such requisite principal amount is certified to the Trustee by the Company.

Notices

All notices to Holders will be validly given if mailed to them at their respective addresses in the register of the Holders, if any, maintained by the Registrar.

Governing law

The Indenture will provide that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The trustee

The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of ours, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee is permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

No personal liability of officers, directors, employees or stockholders

No director, officer, employee, incorporator or stockholder of ours or any Guarantor or any other subsidiary of the Guarantor, as such, will have any liability for any obligations of ours or any Guarantor under the Notes, the Indenture or any Guarantee or for any claim based on, in respect of; or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver and release may not be effective to waive certain liabilities under U.S. federal securities laws, and it is the view of the SEC that such a waiver may be against public policy.

Certain definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Subsidiaries or that is assumed in connection with the acquisition of assets from such Person, including Indebtedness incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing. Notwithstanding the foregoing, no Person (other than the Company or any Subsidiary of the Company) in whom a Securitization Entity makes an Investment in connection with a Qualified Securitization Transaction shall be deemed to be an Affiliate of the Company or any of its Subsidiaries solely by reason of such Investment.

“Applicable Premium” means, with respect to any Notes on any Redemption Date, the greater of:

(1)	1.0% of the principal amount of the Note; or

(2)	the excess, if any, of

(a)	the present value at such Redemption Date of (i) the redemption price of the Notes at March 1, 2014 (such redemption price being set forth in the table appearing above under “Optional Redemption”), plus (ii) all required interest payments due on such Note through March 1, 2014 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate, as of such Redemption Date plus 50 basis points; over

(b)	the principal amount of such Note.

“Asset Acquisition” means (a) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (b) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries to any Person other than the Company or a Restricted Subsidiary of the Company of:

(1)	any Capital Stock of any Restricted Subsidiary of the Company, or

(2)	any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business;

provided, however, that Asset Sales or other dispositions shall not include:

(a)	a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $25 million;

(b)	the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under “Certain covenants—Merger, consolidation and sale of assets” or any disposition that constitutes a Change of Control;

(c)	the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof;

(d)	disposals or replacements of obsolete equipment in the ordinary course of business;

(e)	the sale, lease, conveyance, disposition or other transfer by the Company or any Restricted Subsidiary of assets or property to one or more Restricted Subsidiaries in connection with Investments permitted under the “Limitation on restricted payments” covenant or pursuant to any Permitted Investment;

(f)	sales or contributions of accounts receivable, equipment and related assets (including contract rights) of the type specified in the definition of “Qualified Securitization Transaction” to a Securitization Entity for the fair market value thereof, including cash in an amount at least equal to 75% of the fair market value thereof as determined in accordance with GAAP (for the purposes of this clause (f), Purchase Money Notes shall be deemed to be cash);

(g)	a Restricted Payment that is permitted by the covenant described above under the title “Certain covenants—. Limitation on restricted payments;”

(h)	sales, dispositions of cash or Cash Equivalents;

(i)	the creation of a Lien (but not the sale or other disposition of the property subject to such Lien); and

(j)	the license of patents, trademarks, copyrights and know-how to third Persons in the ordinary course of business.

“Board of Directors” means

(1)	with respect to a corporation, the board of directors of the corporation;

(2)	with respect to a partnership, the board of directors of the general partner of the partnership; and

(3)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means, with respect to any Person, a resolution of such Person duly adopted by the Board of Directors of such Person and in full force and effect.

“Borrowing Base” means, as of any date, an amount equal to:

(1)	85% of the face amount of all accounts receivable owned by the Company and its Subsidiaries as of the end of the most recent fiscal quarter preceding such date that were not more than 90 days past due; plus

(2)	50% of the book value of all inventory owned by the Company and its Subsidiaries as of the end of the most recent fiscal quarter preceding such date.

“Capital Stock” means:

(1)	with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock, of such Person and

(2)	with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

“Capitalized Lease Obligations” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Cash Equivalents” means:

(1)	marketable direct obligations issued by or unconditionally guaranteed by, the United States Government or the Government of a Member State or issued by any agency thereof and backed by the full faith and credit of the United States of America or a Member State, in each case maturing within one year from the date of acquisition thereof;

(2)	marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the three highest ratings obtainable from either S&P or Moody’s;

(3)	commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-I from S&P or at least P-1 from Moody’s;

(4)	certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank or by a bank organized under the laws of any foreign country recognized by the United States of America, in each case having at the date of acquisition thereof combined capital and surplus of not less than $250 million (or the foreign currency equivalent thereof);

(5)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6)	investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Change of Control” means the occurrence of one or more of the following events:

(1)	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), other than to the Permitted Holders;

(2)	the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

(3)	any Person or Group (other than the Permitted Holders) shall become the beneficial owner, directly or indirectly, of shares representing more than 50% of the total ordinary voting power represented by the issued and outstanding Capital Stock of the Company; or

(4)	the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to any Person, for any period, the sum (without duplication) of such Person’s:

(1)	Consolidated Net Income; and

(2)	to the extent Consolidated Net Income has been reduced thereby:

(a)	all income tax expense of such Person and its Restricted Subsidiaries determined in accordance with GAAP;

(b)	Consolidated Interest Expense;

(c)	Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP;

(d)	restructuring costs, facilities relocation costs and acquisition integration costs and fees, including cash severance payments made in connection with acquisitions;

(e)	any expenses or charges related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture, including a refinancing thereof, and any amendment or modification to the terms of any such transaction;

(f)	any write-offs, write-downs or other non-cash charges, excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period;

(g)	the amount of any expense related to minority interests; and

(h)	the amount of any earn out payments, contingent consideration or deferred purchase price of any kind in conjunction with acquisitions, , excluding any such amount that represents an accrual or reserve for a cash expenditure for a future period.

(3)	decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period (other than such cash charges that have been added back to Consolidated Net Income in calculating Consolidated EBITDA in accordance with this definition).

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the “Four-Quarter Period”) ending prior to the date of the transaction giving rise to the need to calculate the

Consolidated Fixed Charge Coverage Ratio for which internal financial statements are available (the “Transaction Date”) to Consolidated Fixed Charges of such Person for the Four-Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1)	the incurrence or repayment of any Indebtedness or the issuance of any Designated Preferred Stock of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness or the issuance or redemption of other Preferred Stock (and the application of the proceeds thereof), occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment or issuance or redemption, as the case may be (and the application of the proceeds thereof), had occurred on the first day of the Four-Quarter Period;

(2)	any Asset Sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA attributable to the assets which are the subject of the Asset Acquisition or Asset Sale or other disposition), investments, mergers, consolidations and disposed operations (as determined in accordance with GAAP) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or other disposition or Asset Acquisition (including the incurrence or assumption of any such Acquired Indebtedness), investment, merger, consolidation or disposed operation occurred on the first day of the Four-Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such other Indebtedness that was so guaranteed; and

(3)	any designation of a Restricted Subsidiary as an Unrestricted Subsidiary and any designation of an Unrestricted Subsidiary as a Restricted Subsidiary, in either case during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(1)	interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

(2)	notwithstanding clause (1) of this paragraph, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company. In addition, any such pro forma calculation may include adjustments appropriate, in the reasonable determination of the Company as set forth in an officers’ certificate, to reflect operating expense reductions reasonably expected to result from any acquisition or merger within a reasonable period of time.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication:

(1)	Consolidated Interest Expense; plus

(2)	the product of (x) the amount of all cash dividend payments on any series of Preferred Stock of such Person times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of such Person, expressed as a decimal (as estimated in good faith by the chief financial officer of the Company, which estimate shall be conclusive).

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum of, without duplication:

(1)	the aggregate of all cash and non-cash interest expense (net of interest income) with respect to all outstanding Indebtedness of such Person and its Restricted Subsidiaries, including the net costs or benefits associated with Interest Swap Obligations, for such period determined on a consolidated basis in conformity with GAAP, but excluding (i) amortization or write-off of debt issuance costs, deferred financing or liquidity fees, commissions, fees and expenses, (ii) any expensing of bridge, commitment and other financing fees, and (iii) commissions and discounts related to any Qualified Securitization Transaction;

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

(3)	the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP;

(4)	dividends declared and paid in cash or Disqualified Stock in respect of Disqualified Stock, excluding dividends payable in Qualified Stock; and

(5)	interest accruing on any Indebtedness of any other Person (other than a Subsidiary) to the extent such Indebtedness is guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary and such Indebtedness is accelerated or any payment is actually made in respect of such Guarantee.

“Consolidated Net Income” means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom to the extent otherwise included, without duplication:

(1)	gains and losses from Asset Sales (without regard to the $25 million limitation set forth in the definition thereof) and the related tax effects according to GAAP;

(2)	the net income (or loss) from disposed or discontinued operations or any net gains or losses on disposal of disposed or discontinued operations, and the related tax effects according to GAAP;

(3)	the net income of any Restricted Subsidiary of the Company (other than a Guarantor) to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of the Company of that income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that Consolidated Net Income of the Company will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Company or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(4)	any non-cash impairment charge or asset write-off, in each case pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP;

(5)	the net loss of any Person, other than the Company or a Restricted Subsidiary of the Company;

(6)	any non-cash compensation charges and deferred compensation charges, including any arising from existing stock options resulting from any merger or recapitalization transaction; provided, however, that Consolidated Net Income for any period shall be reduced by any cash payments made during such period by such Person in connection with any such deferred compensation (but only to the extent that that the Company incurred a non-cash compensation or deferred compensation charge after the Issue Date relating to such deferred compensation, and such charge was excluded from Consolidated Net Income in accordance with this clause (6)), whether or not such reduction is in accordance with GAAP;

(7)	all extraordinary, unusual or non-recurring charges, gains and losses (including, without limitation, all restructuring costs, facilities relocation costs, acquisition integration costs and fees, including cash severance payments made in connection with acquisitions, and any expense or charge related to the repurchase of Capital Stock or warrants or options to purchase Capital Stock), and the related tax effects according to GAAP;

(8)	inventory purchase accounting adjustments and amortization and impairment charges resulting from other purchase accounting adjustments in connection with acquisition transactions; and

(9)	the net income of any Person, other than a Restricted Subsidiary of the Company, except to the extent of cash dividends or distributions paid to the Company or a Restricted Subsidiary of the Company by such Person.

“Consolidated Non-cash Charges” means, with respect to any Person, for any period, the aggregate depreciation, depletion, amortization and other non-cash charges, impairments and expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges that require an accrual of or a reserve for cash payments for any future period).

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1)	was a member of such Board of Directors on the Issue Date; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Facility” means the Credit Agreement dated as of February 28, 2006, as amended to date, among the Company, the Subsidiary Borrowers party thereto, the lenders party thereto in their capacities as lenders thereunder, JPMorgan Chase Bank, N.A. as administrative agent, Bank of America, N.A. as syndication agent and CIBC World Markets Corp., SunTrust Bank and Union Bank of California, N.A. as co-documentation agents, and any other agent party thereto, together with the related instruments, documents and agreements thereto (including, without limitation, any notes, letters of credit, guarantee agreements and security documents), and any amendments, supplements, modifications, extensions, replacements, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that extend, replace, refund, refinance, renew or defease any part of the loans, notes, letters of credit, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings shall be subject to the covenant “Limitation on additional indebtedness”).

“Currency Agreement,” with respect to any specified Person, means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect such specified Person against fluctuations in currency values.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means any non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is designated as Designated Non-cash Consideration pursuant to an officers’ certificate executed by the principal financial officer and any of the other executive officers of the Company or such Restricted Subsidiary at the time of such Asset Sale. Any particular item of Designated Non-cash Consideration will cease to be considered to be outstanding once it has been sold for cash or Cash Equivalents.

“Designated Preferred Stock” means Preferred Stock that is so designated as Designated Preferred Stock pursuant to an officers’ certificate executed by the principal financial officer and any of the other executive officers of the Company, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (iii)(B) of the first paragraph of the “Limitation on Restricted Payments” covenant.

“Designated Senior Debt” means:

(1)	Indebtedness under the Credit Facility; and

(2)	any other Indebtedness constituting Senior Debt which, at the time of determination, has an aggregate principal amount of at least $20 million and is specifically designated in the instrument evidencing such Senior Debt as “Designated Senior Debt” by the Company.

“Disqualified Capital Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1)	matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3)	is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the final maturity date of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the final maturity date of the Notes shall not constitute Disqualified Capital Stock if:

(1)	the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under the “Limitation on asset sales” covenant and “—Change of control;” and

(2)	any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

The amount of any Disqualified Capital Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Capital Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Capital Stock as reflected in the most recent internal financial statements of such Person.

“Domestic Restricted Subsidiary” means any direct or indirect Restricted Subsidiary of the Company that is incorporated under the laws of the United States of America, any State thereof or the District of Columbia.

“Equity Offering” means any offering of Qualified Capital Stock of the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“Existing Bonds Issue Date” means January 30, 2003.

“Existing Indenture” means the indenture, dated as of January 30, 2003, as supplemented from time to time, among the Company, the Guarantors party thereto and Wells Fargo Bank, N.A. as trustee.

“Existing Senior Subordinated Notes” means the Company’s outstanding $150 million 9.125% Senior Subordinated Notes due 2013 and the related guarantees issued under the Existing Indenture.

“fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary of the Company that is not a Domestic Restricted Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States of America, as in effect as of the Issue Date.

“Guarantee” means:

(1)	the guarantee of the Notes by Domestic Restricted Subsidiaries of the Company in accordance with the terms of the Indenture; and

(2)	the guarantee of the Notes by any Restricted Subsidiary required under the terms of the “Future Guarantees by Restricted Subsidiaries” covenant.

“Guarantor” means any Restricted Subsidiary that incurs a Guarantee; provided that upon the release and discharge of such Restricted Subsidiary from its Guarantee in accordance with the Indenture, such Restricted Subsidiary shall cease to be a Guarantor.

“Hedging Agreement” means, with respect to any Person, any agreement with respect to the hedging of price risk associated with the purchase of commodities used in the business of such Person, so long as any such agreement has been entered into in the ordinary course of business and not for purposes of speculation.

“Indebtedness” means with respect to any Person, at any date of determination, without duplication:

(1)	all Obligations of such Person for borrowed money;

(2)	all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	all Capitalized Lease Obligations of such Person;

(4)	all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business);

(5)	all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(6)	guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7)	all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset and the amount of the Obligation so secured;

(8)	all Obligations under Currency Agreements and Interest Swap Obligations of such Person; and

(9)	all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any, if and to the extent any of the preceding items (other than letters or credit) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP.

Notwithstanding the foregoing, the term “Indebtedness” will exclude:

(i)	in connection with the purchase by the Company or any Restricted Subsidiary of any business, post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 60 days thereafter;

(ii)	any liability for federal, state, local or other taxes;

(iii)	worker’s compensation claims, self-insurance obligations, performance, surety, appeal and similar bonds and completion guarantees provided in the ordinary course of business;

(iv)	obligations arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two business days of its Incurrence; and

(v)	any Indebtedness defeased or called for redemption.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock. For the purposes of calculating the amount of Indebtedness of a Securitization Entity outstanding as of any date, the face or notional amount of any interest in receivables or equipment that is outstanding as of such date shall be deemed to be Indebtedness of the Securitization Entity but any such interests held by Affiliates of such Securitization Entity shall be excluded for purposes of such calculation.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, options, caps, floors, collars and similar agreements.

“Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. “Investment” shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. Except as otherwise provided herein, the amount of an Investment shall be its fair market value at the time the Investment is made and without giving effect to subsequent changes in its fair market value.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Issue Date” means the date of the initial issuance of the Notes.

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Marketable Securities” means publicly traded debt or equity securities that are listed for trading on a national securities exchange and that were issued by a corporation whose debt securities are rated in one of the three highest rating categories by either S&P or Moody’s.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

(1)	reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions and title and recording tax expenses);

(2)	all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale;

(3)	appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale;

(4)	all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Sale; and

(5)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale.

“Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Opinion of Counsel” means a written opinion from legal counsel. Counsel may be an employee of or counsel to the Company or any Subsidiary.

“Permitted Business” means any business (including stock or assets) that derives a majority of its revenues from the business engaged in by the Company and its Restricted Subsidiaries on the Issue Date, any other business in the consumer products industry and/or activities that are reasonably similar, ancillary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date or any business in the consumer products industry.

“Permitted Holders” means (i) William E. Brown, (ii) the spouse or lineal descendants of William E. Brown or (iii) any corporation, limited liability company, partnership, trust or other entity, the controlling equity interests in which are held by or for the benefit of William E. Brown and/or his spouse or lineal descendants.

“Permitted Indebtedness” means, without duplication, each of the following:

(1)	Indebtedness under the Notes (other than any Additional Notes) and the related Guarantees;

(2)	Indebtedness of the Company or any of its Restricted Subsidiaries incurred pursuant to the Credit Facility in an aggregate principal amount at any time outstanding not to exceed the greater of:

(i)	$400 million less:

(A)	the aggregate amount of Indebtedness of Securitization Entities at the time outstanding in excess of $100 million;

(B)	the amount of all mandatory principal payments actually made by the Company or any such Restricted Subsidiary since the Issue Date with the Net Cash Proceeds of an Asset Sale in respect of term loans under the Credit Facility (excluding any such payments to the extent refinanced at the time of payment and any payments on the term loans as a result of this offering); and

(C)	further reduced by any repayments of revolving credit borrowings under the Credit Facility with the Net Cash Proceeds of an Asset Sale that are accompanied by a corresponding commitment reduction thereunder; or

(ii)	provided that the Company has an asset-based credit facility, the Borrowing Base as of the date of such incurrence.

(3)	other indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date and not described in clauses (1) and (2) above;

(4)	Interest Swap Obligations of the Company or any of its Restricted Subsidiaries covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided that any Indebtedness to which any such Interest Swap Obligations correspond is otherwise permitted to be incurred under the Indenture; provided, further, that such Interest Swap Obligations are entered into, in the reasonable judgment of the Company, to protect the Company or any of its Restricted Subsidiaries from fluctuation in interest rates on its outstanding Indebtedness;

(5)	Indebtedness of the Company or any Restricted Subsidiary under Hedging Agreements and Currency Agreements;

(6)	the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any such Restricted Subsidiaries; provided, however, that

(a)	if the Company or any Guarantor is the obligor on such Indebtedness owing to a non-Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, and

(b)	(1) any subsequent issuance or transfer of Capital Stock that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (2) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof (other than in either case by way of granting a Lien permitted under the Indenture or in connection with the exercise of remedies by a secured creditor) shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	Indebtedness (including Capitalized Lease Obligations) incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal), plant, or equipment (whether through the direct purchase of assets or the Capital Stock of any person owning such assets) in an aggregate principal amount outstanding not to exceed $75 million;

(8)	Refinancing Indebtedness (other than Refinancing Indebtedness with respect to Indebtedness incurred pursuant to clauses (2), (6), (7), (10), (11), (12), (14), (15) and (16) of this definition);

(9)	guarantees by the Company and its Restricted Subsidiaries of each other’s Indebtedness; provided that such Indebtedness is permitted to be incurred under the Indenture;

(10)	Indebtedness arising from agreements of the Company or a Restricted Subsidiary of the Company providing for indemnification, adjustment of purchase price, earn out or other similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or a Restricted Subsidiary of the Company, other than guarantees of Indebtedness incurred by any Person acquiring of all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that in the case of a disposition, the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(11)	obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary of the Company in the ordinary course of business;

(12)	(i) the incurrence by a Securitization Entity of Indebtedness in a Qualified Securitization Transaction that is nonrecourse to the Company or any Subsidiary of the Company (except for Standard Securitization Undertakings); and (ii) and the incurrence of Indebtedness in a Qualified Securitization Transaction;

(13)	Indebtedness incurred in connection with the acquisition of a Permitted Business or as a result of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary; provided that on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof and the use of proceeds therefrom, either

(a)	the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio or

(b)	the Consolidated Fixed Charge Coverage Ratio of the Company would be (x) equal to or greater than 1.75 to 1 and (y) greater than the Consolidated Fixed Charge Coverage Ratio of the Company immediately prior to the incurrence of such Indebtedness;

(14)	additional Indebtedness of the Company and its Restricted Subsidiaries (which amount may, but need not, be incurred in whole or in part under a credit facility) in an aggregate principal amount that does not exceed $75 million at any one time outstanding;

(15)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence;

(16)	Indebtedness of the Company or any of its Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, issued in the ordinary course of business of the Company or such Restricted Subsidiary, in order to provide security for workers’ compensation claims or payment obligations in connection with self-insurance or similar requirements in the ordinary course of business and other Indebtedness with respect to workers’ compensation claims, self-insurance obligations, performance, surety and similar bonds and completion guarantees provided by the Company or any Restricted Subsidiary of the Company in the ordinary course of business; and

(17)	the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Consolidated Fixed Charges of the Company as accrued.

For purposes of determining compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (15) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, we shall, in our sole discretion, divide and classify (or later redivide and reclassify) such item of Indebtedness in any manner that complies with such covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the “Limitation on incurrence of additional indebtedness” covenant.

“Permitted Investments” means:

(1)	Investments by the Company or any Restricted Subsidiary of the Company in any Restricted Subsidiary of the Company (other than a Restricted Subsidiary of the Company in which an Affiliate of the Company that is not a Restricted Subsidiary of the Company holds a minority interest) (whether existing on the Issue Date or created thereafter) or any other Person (including by means of any transfer of cash or other property) if as a result of such Investment such other Person shall become a Restricted Subsidiary of the Company (other than a Restricted Subsidiary of the Company in which an Affiliate of the Company that is not a Restricted Subsidiary of the Company holds a minority interest) or that will merge with or consolidate into the Company or a Restricted Subsidiary of the Company and Investments in the Company by the Company or any Restricted Subsidiary of the Company;

(2)	Investments in cash and Cash Equivalents;

(3)	loans and advances (including payroll, travel and similar advances) to employees and officers of the Company and its Restricted Subsidiaries for bona fide business purposes incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Capital Stock of the Company pursuant to compensatory plans approved by the Board of Directors in good faith;

(4)	Currency Agreements, Hedging Agreements and Interest Swap Obligations entered into in the ordinary course of business and otherwise in compliance with the Indenture;

(5)	Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good faith settlement of delinquent obligations of such trade creditors or customers;

(6)	Investments received in compromise or resolution of litigation, arbitration or other disputes with persons who are not Affiliates;

(7)	Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the “Limitation on asset sales” covenant;

(8)	Investments existing on the Issue Date;

(9)	accounts receivable or notes receivable created or acquired in the ordinary course of business;.

(10)	guarantees by the Company or a Restricted Subsidiary of the Company permitted to be incurred under the Indenture;

(11)	additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (11) that are at that time outstanding, not to exceed the greater of (A) $75 million and (B) 7.5% of the Company’s Total Assets;

(12)	any Investment by the Company or a Subsidiary of the Company in a Securitization Entity or any Investment by a Securitization Entity in any other Person in connection with a Qualified Securitization Transaction; provided that any Investment in a Securitization Entity is in the form of a Purchase Money Note or an equity interest;

(13)	purchases or redemptions of Indebtedness of the Company and its Restricted Subsidiaries (other than Subordinated Indebtedness);

(14)	Investments the payment for which consists exclusively of Qualified Capital Stock of the Company;

(15)	any Investment in any Person to the extent it consists of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business; and

(16)	(a) the redemption on or about February 14, 2003 of the Company’s 6% Convertible Subordinated Notes due 2003; and (b) the redemption or repurchase of the Existing Senior Subordinated Notes.

“Permitted Junior Securities” means:

(1)	Capital Stock in the Company or any Guarantor of the Notes; or

(2)	debt securities that are subordinated to all Senior Debt and debt securities that are issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the Notes and the Guarantees are subordinated to Senior Debt under the Indenture and have a stated maturity after (and do not provide for scheduled principal payments prior to) the stated maturity of any Senior Debt and any debt securities issued in exchange for Senior Debt;

provided, however, that, if such Capital Stock or debt securities are distributed in a bankruptcy or insolvency proceeding, such Capital Stock or debt securities are distributed pursuant to a plan of reorganization consented to by each class of Designated Senior Debt.

“Permitted Liens” means:

(1)	Liens in favor of the Company or any Restricted Subsidiary;

(2)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any of its Restricted Subsidiaries; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(3)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any of its Restricted Subsidiaries, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than that acquired;

(4)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(5)	Liens to secure Indebtedness (including Capitalized Lease Obligations) permitted by clause (7) of the definition of “Permitted Indebtedness” covering only the assets acquired with such Indebtedness;

(6)	Liens existing on the Issue Date;

(7)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(8)	Liens on (i) the assets of a Securitization Entity securing Indebtedness owing by any Securitization Entity pursuant to any Qualified Securitization Transaction and (ii) any right, title and interest of any originator in any equipment or assets transferred or intended to be transferred by such originator pursuant to the documents entered into in connection with a Qualified Securitization Transaction;

(9)	Liens on assets of the Company and its Restricted Subsidiaries securing Senior Debt that was permitted by the terms of this Indenture to be incurred;

(10)	Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(11)	carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business for amounts which are not overdue for a period of more than 30 days or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(12)	any pledges or deposits in the ordinary course of business in connection with workers’ compensation, employment and unemployment insurance and other social security legislation, other than any Lien imposed by ERISA;

(13)	deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, or arising as a result of process payments under government contracts to the extent required or imposed by applicable laws, all to the extent incurred in the ordinary course of business;

(14)	easements, rights-of-way, restrictions and other similar encumbrances affecting real property which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the real property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person conducted and proposed to be conducted at such real property;

(15)	financing statements with respect to a lessor’s rights in and to personal property leased to such Person in the ordinary course of such Person’s business;

(16)	Liens granted by a Subsidiary in favor of a licensor under any intellectual property license agreement entered into by such Subsidiary, as licensee, in the ordinary course of such Subsidiary’s business; provided that (i) such Liens do not encumber any property other than the intellectual property licensed by such Subsidiary pursuant to the applicable license agreement and the property manufactured or sold by such Subsidiary utilizing such intellectual property and (ii) the value of the property subject to such Liens does not, at any time, exceed $10 million;

(17)	Liens securing the Notes and the Guarantees;

(18)	Liens securing Refinancing Indebtedness in respect of Indebtedness secured by Liens permitted by clauses (2) and (6) of this definition; provided that such Liens do not extend to any property other than the property which secured the Indebtedness so refinanced; and

(19)	Liens securing trust funds deposited with the trustee under the Existing Indenture in an amount required to, and solely for the purpose of, discharging the Existing Indenture in accordance with Article 8 thereof.

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Productive Assets” means assets (including Capital Stock) that are used or usable by the Company and its Restricted Subsidiaries in Permitted Businesses.

“Purchase Money Note” means a promissory note of a Securitization Entity evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company in connection with a Qualified Securitization Transaction to a Securitization Entity, which note shall be repaid from cash available to the Securitization Entity other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest and principal and amounts paid in connection with the purchase of newly generated receivables.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Permitted Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Board of Directors of the Company in good faith.

“Qualified Securitization Transaction” means any transaction or series of transactions that may be entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to:

(1)	a Securitization Entity (in the case of a transfer by the Company or any of its Restricted Subsidiaries); and

(2)	any other Person (in the case of a transfer by a Securitization Entity),

or may grant a security interest in any accounts receivable or equipment (whether now existing or arising or acquired in the future) of the Company or any of its Restricted Subsidiaries, and any

assets related thereto including, without limitation, all collateral securing such accounts receivable and equipment, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable and equipment, proceeds of such accounts receivable and equipment and other assets (including contract rights) which are customarily transferred or in respect of which security interests are customarily granted in connection with assets securitization transactions involving accounts receivable and equipment.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company that shall be substituted for Moody’s or S&P or both, as the case may be.

“Redemption” means the satisfaction and discharge on the Issue Date of the Existing Indenture and the redemption of any Existing Senior Subordinated Notes following the expiration of the tender offer relating to such notes announced concurrently with the offering of the Notes.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all Required Premiums and expenses incurred in connection therewith); and

(2)	in the case of Indebtedness other than Senior Debt, such Refinancing Indebtedness has a final maturity date the same as or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Representative” means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Debt; provided that if, and for so long as, any Designated Senior Debt lacks such a representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt in respect of any Designated Senior Debt.

“Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., or any successor thereto.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securitization Entity” means a Wholly Owned Subsidiary of the Company (or another Person in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable or equipment and related assets) which engages in no activities other than in connection with the financing of accounts receivable or equipment and which is designated by the Board of Directors of the Company (as provided below) as a Securitization Entity:

(1)	no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which:

(a)	is guaranteed by the Company or any Restricted Subsidiary of the Company (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(b)	is recourse to or obligates the Company or any Restricted Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings; or

(c)	subjects any property or asset of the Company or any Restricted Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(2)	with which neither the Company nor any Restricted Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing receivables of such entity other than pursuant to Standard Securitization Undertakings; and

(3)	to which neither the Company nor any Restricted Subsidiary of the Company has any obligations to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results other than pursuant to Standard Securitization Undertakings.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution of the Company giving effect to such designation and an officers’ certificate certifying that such designation complied with foregoing conditions.

“Senior Debt” means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on any Indebtedness of the Company or any Guarantor, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall be subordinate or pari passu in right of payment to the Notes or the Guarantees, as the case may be. Without limiting the generality of the foregoing, “Senior Debt” shall also include the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of

(x)	all monetary obligations of every nature of the Company or any Guarantor under the Credit Facility, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof);

(y)	all Interest Swap Obligations (and guarantees thereof); and

(z)	all obligations (and guarantees thereof) under Currency Agreements and Hedging Agreements, each case whether outstanding on the Issue Date or thereafter incurred.

Notwithstanding the foregoing, “Senior Debt” shall not include:

(i)	any Indebtedness of the Company or a Guarantor owed to the Company or to a Subsidiary of the Company;

(ii)	any Indebtedness of the Company or any Guarantor owed to, or guaranteed by the Company or any Guarantor on behalf of, any shareholder, director, officer or employee of the Company or of any Subsidiary of the Company (including, without limitation, amounts owed for compensation) other than a shareholder who is also a lender (or an Affiliate of a lender) under the Credit Facility;

(iii)	any amounts payable or other liability to trade creditors (including guarantees thereof or instruments evidencing such liabilities but excluding secured purchase money obligations);

(iv)	Indebtedness represented by Disqualified Capital Stock;

(v)	any liability for Federal, state, local or other taxes owed or owing by the Company or any of the Guarantors;

(vi)	that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under “—Certain covenants—Limitation on incurrence of additional indebtedness” (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (vi) if the holder(s) of such obligation or their representative and the Trustee shall have received an officers’ certificate of the Company to the effect that the incurrence of such Indebtedness does not (or in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture);

(vii)	Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company or any of the Guarantors, as applicable; and

(viii)	any Indebtedness which is, by its express terms, Senior Subordinated Debt or subordinated in right of payment to any other Indebtedness of the Company or any of the Guarantors.

“Senior Subordinated Debt” means with respect to a Person, the Notes and the Existing Senior Subordinated Notes (in the case of the Company), a Guarantee and a guarantee of the Existing Senior Subordinated Notes (in the case of a Guarantor) and any other Indebtedness of such Person that specifically provides that such Indebtedness is to rank pari passu with the Notes or such Guarantee, as the case may be, in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Person which is not Senior Debt of such Person.

“Significant Subsidiary” with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1-02(w) of Regulation S-X under the Securities Act.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any subsidiary of the Company which are reasonably customary, as determined in good faith by the Board of Directors of the Company in an accounts receivable or equipment transaction.

“Subordinated Indebtedness” means any Indebtedness of the Company or a Restricted Subsidiary if the instrument creating or evidencing such Indebtedness or pursuant to which such Indebtedness is outstanding expressly provides that such Indebtedness is subordinated or junior in right of payment to the Notes or the Guarantee of such Restricted Subsidiary, as the case may be.

“Subsidiary” with respect to any Person, means:

(i)	any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

(ii)	any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Total Assets” means, as of any date, the total consolidated assets of the Company and its Restricted Subsidiaries, as set forth on the Company’s most recently available internal consolidated balance sheet as of such date.

“Treasury Rate” means, at the time of computation, the yield to maturity of United States Treasury Securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two business days prior to the redemption date or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the redemption date to March 1, 2014; provided, however, that if the period from the redemption date to March 1, 2014 is not equal to the constant maturity of a United States Treasury Security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury Securities for which such yields are given, except that if the period from the redemption date to March 1, 2014 is less than one year, the weekly average yield on actually traded United States Treasury Securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Subsidiary” of any Person means:

(1)	any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below

(2)	Tech Pac, L.L.C.; and

(3)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of; or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated or another Unrestricted Subsidiary; provided that:

(1)	the Company certifies to the Trustee that such designation complies with the “Limitation on restricted payments” covenant; and

(2)	each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if (x) immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on incurrence of additional indebtedness” covenant and (y) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors of the Company shall be evidenced by a Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

Actions taken by an Unrestricted Subsidiary will not be deemed to have been taken, directly or indirectly, by the Company or any Restricted Subsidiary.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the then outstanding aggregate principal amount of such Indebtedness; into

(2)	the sum of the total of the products obtained by multiplying;

(a)	the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof; by

(b)	the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly Owned Subsidiary” of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a Restricted Subsidiary that is incorporated in a jurisdiction other than a State in the United States of America or the District of Columbia, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

Book-entry, delivery and form

We will issue the notes in whole or in part in the form of one or more global certificates, which we refer to as global securities. We will deposit the global securities with or on behalf of The Depository Trust Company, which we refer to as DTC, and registered in the name of Cede & Co., as nominee of DTC. Beneficial interests in the global securities may be held through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC). We have provided the following descriptions of the operations and procedures of DTC, Euroclear and Clearstream solely as a matter of convenience. These operations and procedures are solely within the control of DTC, Euroclear and Clearstream and are subject to change by them from time to time. Neither we, any underwriter nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC, Euroclear and Clearstream directly to discuss these matters.

DTC has advised us that:

•

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934;

•

DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates;

•	Direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations;

•	DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, which is owned by the users of its regulated subsidiaries;

•

Access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We expect that under procedures established by DTC:

•

Upon deposit of the global securities with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global securities; and

•

Ownership of notes will be shown on, and the transfer of ownership of notes will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

Investors in the global securities who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the global notes who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are participants in such system. Euroclear and Clearstream may hold interests in the global securities on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as depository of Clearstream. All interests in global securities, including those held through Euroclear and Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in the form of a certificate. For that reason, it may not be possible to transfer interests in a global security to those persons. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in a global security to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee will be considered the sole owner or holder of notes represented by that global security for all purposes under the indenture and under the notes. Except as described below, owners of beneficial interests in a global security will not be entitled to have notes represented by that global security registered in their names, will not receive or be entitled to receive notes in the form of a physical certificate and will not be considered the owners or holders of the notes under the indenture or under the notes, and may not be entitled to give the trustee directions, instructions or approvals. For that reason, each holder owning a beneficial interest in a global security must rely on DTC’s procedures and, if that holder is not a direct or indirect participant in DTC, on the procedures of the DTC participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the notes.

Neither we nor the trustee will have any responsibility or liability for any aspect of DTC’s records relating to the notes or relating to payments made by DTC on account of the notes, or any responsibility to maintain, supervise or review any of DTC’s records relating to the notes.

We will make payments on the notes represented by the global securities to DTC or its nominee, as the registered owner of the notes. We expect that when DTC or its nominee receives any payment on the notes represented by a global security, DTC will credit participants’ accounts with payments in amounts proportionate to their beneficial interests in the global security as shown in DTC’s records. We also expect that payments by DTC’s participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. DTC’s participants will be responsible for those payments.

Payments on the notes represented by the global securities will be made in immediately available funds. Transfers between participants in DTC will be made in accordance with DTC’s rules and will be settled in immediately available funds.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its depository; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (European time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global security in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global securities and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC reserves the right to exchange the global securities for certificated notes, and to distribute such notes to its participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global securities among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Company, the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of global securities for certificated notes

We will issue certificated notes to each person that DTC identifies as the beneficial owner of notes represented by the global securities upon surrender by DTC of the global securities only if:

•	DTC notifies us that it is no longer willing or able to act as a depository for the global securities, and we have not appointed a successor depository within 90 days of that notice;

•	An event of default with respect to the notes has occurred and is continuing; or

•	We decide not to have the notes represented by a global security.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee, including instructions about the registration and delivery, and the respective principal amounts, of notes to be issued.

Same day settlement and payment

We will make payments in respect of the notes represented by the global securities (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the global securities holder. The notes represented by the global securities are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global security from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global securities by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain ERISA considerations

The following is a summary of certain considerations associated with the purchase and holding of the notes by the following (each, a “Plan”): employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or other ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plans, accounts or arrangements.

General fiduciary matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes of a portion of the assets of any ERISA Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the ERISA Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the ERISA Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we, an underwriter, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition to the class exemptions above, there is also a statutory exemption that may be available under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for prohibited transactions between an ERISA Plan and a person or entity that is a party in interest to such ERISA Plan solely by reason of providing services to an ERISA Plan (other than a party in interest that is a fiduciary, or its affiliate, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the ERISA Plan involved in such transaction), provided that there is adequate consideration for the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding of notes will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes constitutes assets of any Plan; or (ii) the acquisition and holding of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes (and holding the notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

U.S. federal income tax consequences

The following discussion summarizes the material U.S. federal income tax consequences related to the purchase, ownership and disposition of the notes by holders who purchase notes for cash in this original issuance at their “issue price” (i.e., the first price at which a substantial amount of the notes are sold to the public, excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters). This discussion is based upon the Internal Revenue Code of 1986, as amended (“Code”), regulations of the Treasury Department (“Treasury regulations”), Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change (possibly on a retroactive basis). We have not sought, and will not seek, any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the notes which are different from those discussed below.

This discussion is a summary for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership and disposition of the notes. In addition, this discussion is limited to the U.S. federal income tax consequences to initial holders who hold the notes as capital assets (generally, property held for investment). It does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction, any estate or gift tax consequences, or the U.S. federal income tax consequences to investors subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers in securities or foreign currency;

•	tax-exempt entities;

•	banks;

•	thrifts;

•	regulated investment companies;

•	real estate investment trusts;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	insurance companies;

•	persons that hold notes as part of a “straddle,” a “hedge” or a “conversion transaction” or other risk reduction transaction;

•	persons subject to the alternative minimum tax;

•	United States expatriates;

•	U.S. holders (defined below) that have a “functional currency” other than the U.S. dollar;

•	pass-through entities (e.g., partnerships and entities or arrangements treated as partnerships for U.S. federal income tax purposes) or investors who hold the notes through pass-through entities;

•	passive foreign investment companies; and

•	controlled foreign corporations.

If any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes is a beneficial owner of notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that is considering purchasing notes, you should consult with your tax advisor.

In certain circumstances (see the discussion of “—Optional redemption” and “—Change of control” under “Description of notes”), we may pay amounts on the notes that are in excess of the stated interest and principal of the notes. Certain debt instruments that provide for one or more contingent payments are subject to Treasury regulations governing contingent payment debt instruments. A payment is not treated as a contingent payment under these Treasury regulations if, as of the issue date of the debt instrument, the likelihood that such payment will be made is “remote” or such contingency is considered “incidental.” We intend to take the position that the possibility that any such excess payment will be made is remote and/or incidental so that such possibility will not cause the notes to be treated as contingent payment debt instruments. Our determination that these contingencies are remote and/or incidental is binding on you unless you disclose your contrary position to the IRS in the manner that is required by applicable Treasury regulations. Our determination is not, however, binding on the IRS. It is possible that the IRS might take a different position from that described above, in which case the timing, character and amount of taxable income in respect of the notes may be materially and adversely different from that described in this section. The remainder of this discussion assumes that the notes are not contingent payment debt instruments.

U.S. holders

As used in this discussion, a “U.S. holder” is a beneficial owner of notes that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons (as defined under the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Taxation of interest

Interest on the notes generally will be taxable to you as ordinary income:

•	when it accrues, if you use the accrual method of accounting for U.S. federal income tax purposes; or

•	when you receive it, if you use the cash method of accounting for U.S. federal income tax purposes.

Sale or other disposition of notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, you generally will recognize gain or loss equal to the difference, if any, between:

•

the amount of cash proceeds and the fair market value of any property received on such disposition (less any amount attributable to accrued and unpaid stated interest, which generally will be taxable as ordinary income to the extent not previously included in gross income); and

•	your adjusted tax basis in the note.

Your adjusted tax basis in a note generally will equal the cost of the note to you. Your gain or loss that is recognized on the sale or other disposition of the note generally will be capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if, at the time of the sale or other disposition, you have held the note for more than one year. The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding

Information reporting generally will apply to payments of interest on, or the proceeds of a sale or other disposition (including a retirement or redemption) of, notes held by you, unless you are an exempt recipient such as a corporation. Backup withholding generally will apply to such payments unless you provide us or the appropriate intermediary (or other payor) with a correct taxpayer identification number, and comply with certain certification procedures, or you otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amount withheld exceeds your actual U.S. federal income tax liability, provided you timely provide the required information to the IRS.

Non-U.S. holders

You are a non-U.S. holder for purposes of this discussion if you are a beneficial owner of notes and you are, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. holder.

U.S. federal income tax and withholding tax on interest payments on the notes

Subject to the discussion of backup withholding below, you generally will not be subject to U.S. federal income tax or withholding tax on payments of interest on a note, provided that:

•	you are not:

•	an actual or constructive owner of 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable Treasury regulations;

•	a controlled foreign corporation related (directly or indirectly) to us; or

•	a bank receiving interest as described in Section 881(c)(3)(A) of the Code;

•	such interest payments are not effectively connected with the conduct by you of a trade or business within the United States; and

•

you provide a properly completed IRS Form W-8BEN (or substitute IRS Form W-8BEN or the appropriate successor form), signed under penalties of perjury, which provides your name and address and certifies that you are not a United States person (as defined under the Code), to:

•	us or our paying agent; or

•

a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and that holds your notes on your behalf and that certifies to us or our paying agent, under penalties of perjury, that it, or the bank or financial institution between it and you, has received from you your properly completely IRS Form W-8BEN (or substitute IRS Form W-8BEN or the appropriate successor form) and provides us or our paying agent with a copy of such form.

Special rules may apply to non-U.S. holders who hold notes through “qualified intermediaries” within the meaning of U.S. federal income tax laws.

Payments of interest on a note that are effectively connected with your conduct of a trade or business in the United States and, if you are entitled to benefits under an applicable income tax treaty, that are attributable to a permanent establishment or a fixed base maintained by you in the United States, generally will be subject to U.S. federal income tax on a net basis at the regular graduated rates and in the manner applicable to payments to a U.S. holder. If you are a corporate non-U.S. holder, you also may be subject to a branch profits tax at a rate of 30% (or such lower rate as may be available under an applicable income tax treaty) on your effectively connected earnings and profits attributable to such interest. If interest is effectively connected income, payments of such interest will not be subject to U.S. withholding tax so long as you provide us or our paying agent with a properly completed IRS Form W-8ECI (or other applicable form), signed under penalties of perjury, on or before the date of the payment of such interest.

A non-U.S. holder that does not qualify for an exemption from U.S. federal income tax or withholding tax under the preceding paragraphs generally will be subject to withholding of U.S. federal income tax at the rate of 30% (or such lower rate as may be available under an applicable income tax treaty) on payments of interest on a note. In order to claim an exemption from or a reduction of the 30% U.S. federal withholding tax under an applicable income tax treaty, you generally must provide us or our paying agent with a properly completed IRS Form W-8BEN (or substitute IRS Form W-8BEN or the appropriate successor form) on or before the date of the payments of such interest.

NON-U.S. HOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS ABOUT ANY APPLICABLE INCOME TAX TREATIES, WHICH MAY PROVIDE FOR AN EXEMPTION FROM OR A REDUCTION OF U.S. FEDERAL INCOME TAX OR WITHHOLDING TAX, EXEMPTION FROM OR REDUCTION OF THE BRANCH PROFITS TAX, OR OTHER RULES DIFFERENT FROM THOSE DESCRIBED ABOVE.

Sale or other disposition of notes

Subject to the discussion of backup withholding below, any gain realized by you on the sale, exchange, redemption, retirement or other disposition of a note generally will not be subject to U.S. federal income tax or withholding tax, unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are satisfied.

If the first bullet point applies, you generally will be subject to U.S. federal income tax with respect to such gain in the same manner as U.S. holders, as described above, unless an applicable income tax treaty provides otherwise. In addition, if you are a corporation, you also may be subject to the branch profits tax described above on your effectively connected earnings and profits attributable to such gain. If the second bullet point applies, you generally will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be available under an applicable income tax treaty) on the amount by which your capital gains from U.S. sources exceed certain capital losses allocable to U.S. sources.

Information reporting and backup withholding

Payments to you of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you. Backup withholding generally will not apply to payments of interest on a note if you duly provide certification as to your foreign status, or you otherwise establish an exemption, provided that neither we nor our paying agent has actual knowledge or reason to know that you are a United States person (as defined under the Code).

Payment of the gross proceeds from a sale or other disposition (including a retirement or redemption) of a note by you effected by the U.S. office of a U.S. or non-U.S. broker generally will be subject to information reporting requirements and backup withholding unless you properly certify, under penalties of perjury, as to your foreign status and certain other conditions are met, or you otherwise establish an exemption. Payment of the gross proceeds from a sale or other disposition of a note by you outside the United States effected by a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting and backup withholding. Payment of the gross proceeds from a sale or other disposition of a note by you generally will be subject to information reporting, but not backup withholding, if such sale or other disposition is effected by a non-U.S. office of a broker that is a United States person (as defined under the Code) or a foreign person with specified connections to the United States, unless you properly certify, under penalties of perjury, as to your foreign status and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amount withheld exceeds your actual U.S. federal income tax liability, provided you timely provide the required information to the IRS.

Proposed legislation

Recently proposed legislation would generally impose, effective for payments made after December 31, 2012, a withholding tax of 30% on interest income from, and the gross proceeds of a disposition of, certain debt obligations paid to certain foreign entities unless various information reporting requirements are satisfied. A substantially similar proposal was included as part of President Obama’s proposed budget for fiscal year 2011. There can be no assurance as to whether or not this proposed legislation (or any substantially similar legislation) will be enacted, and, if it is enacted, what form it will take or when it will be effective. Non-U.S. holders are encouraged to consult their own tax advisors regarding the possible implications of this proposed legislation on their investment in the notes.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR NOTES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Underwriting

Subject to the terms and conditions stated in the underwriting agreement among us, the guarantors and J.P. Morgan Securities Inc., on behalf of the several underwriters, we have agreed to sell to each underwriter and each underwriter named below has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below.

Underwriter	Principal amount

J.P. Morgan Securities Inc.	$240,000,000
Oppenheimer & Co. Inc.	60,000,000
SunTrust Robinson Humphrey, Inc.	60,000,000
Deutsche Bank Securities Inc.	40,000,000

Total	$400,000,000

The underwriters have agreed to purchase all of the notes if any of them are purchased. The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to, among other customary conditions, the delivery of certain legal opinions by their counsel. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to 0.375% of the principal amount. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to 0.25% of the principal amount to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

In the underwriting agreement, we have agreed that:

•

we will not offer or sell any of our debt securities (other than the notes) for a period of 45 days after the date of this prospectus supplement without the prior consent of J.P. Morgan Securities Inc.; and

•

we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

The notes are new issues of securities with no established trading market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes. However, they are not obligated to do so and they may discontinue any market making at any time in their sole discretion. Therefore, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), each underwriter has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

In connection with this offering of the notes, the underwriters may engage in overallotments, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriter. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes, as applicable. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If any of the underwriters engages in stabilizing or syndicate covering transactions, it may discontinue them at any time.

We estimate that our total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2 million. Certain of the underwriters and their affiliates have in the past provided, and may in the future provide, investment banking, commercial banking, derivative transactions and financial advisory services to us and our affiliates in the ordinary course of business. Specifically, affiliates of the underwriters serve various roles in our credit facilities: JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., serves as administrative agent and a lender and SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., serves as co-documentation agent and lender.

Legal matters

Certain legal matters with respect to the issuance of the notes will be passed upon for Central Garden & Pet Company by Orrick, Herrington & Sutcliffe LLP, San Francisco, California. Certain legal matters will be passed upon for the underwriters of the notes by Simpson Thacher & Bartlett LLP, New York, New York.

Independent registered public accountants

The consolidated financial statements of Central Garden & Pet Company as of September 26, 2009 and for each of the fiscal years in the three year period ended September 26, 2009, included herein have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein.

Where you can find more information

We are subject to the informational requirements of the Exchange Act, and in accordance therewith we are required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. Such reports, proxy statements and other information filed by us can be inspected and copied at the SEC’s Public Reference Room located at 100 F Street, N.E. Washington, D.C. 20549, at the prescribed rates. The SEC also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of such site is http://www.sec.gov. Please call 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room.

Our common stock and non-voting common stock are traded on the NASDAQ Stock Market under the symbols “CENT” and “CENTA,” respectively.

This prospectus supplement omits certain information that is contained in the registration statement on file with the SEC, of which this prospectus supplement is a part. For further information with respect to us and our common stock, reference is made to the registration statement, including the exhibits incorporated therein by reference or filed therewith. Statements herein contained concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit or incorporated by reference to the registration statement. The registration statement and the exhibits may be inspected without charge at the offices of the SEC or copies thereof obtained at prescribed rates from the public reference section of the SEC at the addresses set forth above.

Incorporation of certain documents by reference

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important business, financial and other information to you in this prospectus by referring you to the publicly filed documents containing this information. The information incorporated by reference is deemed to be a part of this prospectus, except for any information superseded by information contained in this prospectus or filed later by us with the SEC. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC, other than any portion of any such filing that is furnished under the applicable SEC rules, which documents contain important information about us and our common stock:

(a)	Our Annual Report on Form 10-K for the fiscal year ended September 26, 2009;

(b)	Our Quarterly Report on Form 10-Q for the three month period ended December 26, 2009;

(c)	Our Current Report on Form 8-K filed on January 21, 2010; and

(d)	Our Proxy Statement for our 2010 Annual Meeting of Stockholders.

All of such documents are on file with the SEC. In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date of this prospectus supplement are incorporated by reference in this prospectus supplement, other than any portion of any such filing that is furnished under the applicable SEC rules, and are a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Any information incorporated by reference herein is available to you without charge by writing or telephoning us at the following address:

Central Garden & Pet Company

1340 Treat Blvd., Suite 600

Walnut Creek, CA 94597

Attention: Investor Relations

Telephone: 1-925-948-4000

You should rely only on the information provided in this document or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated herein by reference, is accurate as of any date other than that on the front of the document. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Management’s report on internal control over financial reporting

Central Garden & Pet Company’s management, under the supervision of Central’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining effective internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act). Management evaluated the effectiveness of Central’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.

Based on evaluation of the criteria set forth by COSO in Internal Control—Integrated Framework, management concluded that our internal control over financial reporting was effective as of September 26, 2009.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued a report on our internal control over financial reporting, which appears on page F-3 of this prospectus supplement.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become ineffective because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of

Central Garden & Pet Company:

We have audited the accompanying consolidated balance sheets of Central Garden & Pet Company and subsidiaries (the “Company”) as of September 26, 2009 and September 27, 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three fiscal years in the period ended September 26, 2009. We also have audited the Company’s internal control over financial reporting as of September 26, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Garden & Pet Company and subsidiaries as of September 26, 2009 and September 27, 2008, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 26, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 26, 2009, based on the criteria established in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1 to the consolidated financial statements, on September 30, 2007, the Company adopted FASB ASC 740 “Income Taxes.”

/s/ Deloitte & Touche LLP

San Francisco, California

November 20, 2009

Central Garden & Pet Company

Consolidated balance sheets

(in thousands)	September 26, 2009	September 27, 2008

ASSETS

Current assets:
Cash and cash equivalents	$85,668	$26,929
Accounts receivable, net	206,565	260,639
Inventories	284,834	349,499
Prepaid expenses, deferred income taxes and other	44,425	34,686

Total current assets	621,492	671,753

Land, buildings, improvements and equipment:
Land	8,925	9,141
Buildings and improvements	95,711	93,014
Transportation equipment	3,734	4,139
Machinery and warehouse equipment	142,051	138,889
Office furniture and equipment	87,160	82,847

Total	337,581	328,030
Less accumulated depreciation and amortization	(172,847)	(154,017)

Land, buildings, improvements and equipment—net	164,734	174,013
Goodwill	207,749	201,499
Other intangible assets, net	103,366	107,404
Other assets	53,584	104,649

Total	$1,150,925	$1,259,318

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$108,836	$133,364
Accrued expenses	82,143	84,345
Current portion of long-term debt	3,270	3,340

Total current liabilities	194,249	221,049
Long-term debt	404,815	519,807
Deferred income taxes and other long-term obligations	4,526	7,037
Minority interest	2,250	2,667
Commitments and contingencies

Shareholders’ equity:
Common stock	188	210
Class A common stock	475	485
Class B stock	16	16
Additional paid-in capital	531,300	555,310
Retained earnings (accumulated deficit)	12,044	(50,463)
Accumulated other comprehensive income	1,062	3,200

Total shareholders’ equity	545,085	508,758

Total	$1,150,925	$1,259,318

See notes to consolidated financial statements.

Central Garden & Pet Company

Consolidated statements of operations

	Fiscal year ended
(in thousands, except per share amounts)	September 26, 2009	September 27, 2008	September 29, 2007

Net sales	$1,614,300	$1,705,386	$1,671,145
Cost of goods sold and occupancy	1,086,974	1,184,058	1,136,825

Gross profit	527,326	521,328	534,320
Selling, general and administrative expenses	401,340	415,978	434,903
Goodwill and other impairments	—	429,764	—

Income (loss) from operations	125,986	(324,414)	99,417
Interest expense	(22,710)	(38,326)	(49,685)
Interest income	649	1,053	1,538
Other income	52	2,116	2,402

Income (loss) before income taxes and minority interest	103,977	(359,571)	53,672
Income taxes (tax benefit)	36,368	(93,069)	19,999
Minority interest	1,661	833	1,369

Net income (loss)	$65,948	$(267,335)	$32,304

Net income (loss) per share:
Basic	$0.95	$(3.76)	$0.46
Diluted	$0.94	$(3.76)	$0.45

Weighted average shares used in the computation of net income (loss) per share:
Basic	69,499	71,117	70,824
Diluted	70,264	71,117	72,050

See notes to consolidated financial statements.

Central Garden & Pet Company

Consolidated statements of shareholders’ equity

(dollars in thousands)

	Common stock		Class A common stock		Class B stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Total	Comprehensive income
	Shares	Amount	Shares	Amount	Shares	Amount

Balance, September 30, 2006	22,008,431	$218	47,321,386	$473	1,652,262	$16	$540,131	$185,031	$1,490	$727,359
Stock-based compensation							4,985			4,985
Tax benefit from exercise of stock options							1,977			1,977
Conversion of preferred stock into common stock	64,803	1	129,606	1			2,248			2,250
Issuance of common stock	224,751	2	409,611	4			4,387			4,393
Comprehensive income
Net change in foreign currency translation									3,705	3,705	$3,705
Net income								32,304		32,304	32,304

Total comprehensive income											$36,009

Balance, September 29, 2007	22,297,985	221	47,860,603	478	1,652,262	16	553,728	217,335	5,195	776,973
Stock-based compensation							5,977			5,977
Tax benefit from exercise of stock options							68			68
Issuance of common stock			606,396	7			1,425			1,432
Repurchase of common stock	(1,289,601)	(11)					(5,888)			(5,899)
Cumulative effect of adoption of ASC 740, “Income Taxes”								(463)		(463)
Comprehensive income
Net change in foreign currency translation.									(1,995)	(1,995)	$(1.995)
Net loss								(267,335)		(267,335)	(267,335)

Total comprehensive loss											$(269,330)

Balance, September 27, 2008	21,008,384	210	48,466,999	485	1,652,262	16	555,310	(50,463)	3,200	508,758
Stock-based compensation							4,567			4,567
Tax deficiency on exercise of stock options, net of tax benefit							(664)			(664)
Restricted share activity	(42,592)	(1)	736,970	7			3,594			3,600
Issuance of common stock	34,504	1	414,838	4			2,134			2,139
Repurchase of common stock	(2,223,141)	(22)	(2,085,853)	(21)			(33,641)	(3,441)		(37,125)
Comprehensive income
Net change in foreign currency translation									(2,138)	(2,138)	$(2,138)
Net income								65,948		65,948	65,948

Total comprehensive income											$63,810

Balance, September 26, 2009	18,777,155	$188	47,532,954	$475	1,652,262	$16	$531,300	$12,044	$1,062	$545,085

See notes to consolidated financial statements.

Central Garden & Pet Company

Consolidated statements of cash flows

	Fiscal year ended
(in thousands)	September 26, 2009	September 27, 2008	September 29, 2007

Cash flows from operating activities:
Net income (loss)	$65,948	$(267,335)	$32,304
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	29,155	32,517	30,717
Stock-based compensation	10,646	13,422	4,985
Excess tax benefits from stock-based awards	(542)	(68)	(1,977)
Minority interest	1,661	833	1,369
Deferred income taxes	25,713	(109,717)	16,606
Reversal of property sale gain	4,700	—	—
(Gain) loss on sale of a business, property and equipment	(805)	(6,028)	124
Goodwill and other impairments	—	429,764	—
Proceeds from interest rate swap termination, net of amounts reclassified into earnings	1,901	—	—
Changes in assets and liabilities (excluding businesses acquired):
Receivables	50,046	(13,223)	(7,757)
Inventories	62,886	29,832	(51,525)
Prepaid expenses and other assets	672	8,397	5,681
Accounts payable	(24,517)	(3,980)	13,212
Accrued expenses	(3,315)	(435)	(4,253)
Other long-term obligations	(2,511)	1,049	(951)

Net cash provided by operating activities	221,638	115,028	38,535

Cash flows from investing activities:
Additions to property	(16,505)	(22,349)	(60,038)
Businesses acquired, net of cash acquired	(6,549)	(5,010)	(34,004)
Proceeds from business, property and equipment sales	2,512	12,053	—
Collection of notes	—	—	3,340
Issuance of note	—	—	(2,025)
Restricted investments	—	(100)	267

Net cash used in investing activities	(20,542)	(15,406)	(92,460)

Cash flows from financing activities:
Repayments on revolving line of credit	(551,000)	(804,000)	(967,000)
Borrowings on revolving line of credit	473,000	718,000	1,012,000
Repayments of long-term debt	(25,001)	(2,611)	(2,964)
Proceeds from issuance of common stock	479	1,432	4,393
Excess tax benefits from stock-based awards	542	68	1,977
Repurchase of common stock, including shares surrendered for tax withholding	(37,821)	(5,899)	—
Redemption of preferred stock	—	(750)	—
Distribution to minority interest	(2,082)	—	(800)
Payment of financing costs	(128)	(175)	(1,131)

Net cash (used in) provided by financing activities	(142,011)	(93,935)	46,475

Effect of exchange rate changes on cash and equivalents	(346)	187	99

Net increase (decrease) in cash and cash equivalents	58,739	5,874	(7,351)
Cash and cash equivalents at beginning of year	26,929	21,055	28,406

Cash and cash equivalents at end of year	$85,668	$26,929	$21,055

Supplemental information:
Cash paid for interest	$22,876	$39,818	$50,085
Cash paid for income taxes—net of refunds	18,168	9,511	3,958
Non-cash investing activities:
Liabilities assumed in connection with acquisitions	—	1,505	3
Capital expenditures incurred but not paid	1,248	1,126	2,483
Note receivable from sale of property	—	3,850	—
Non-cash financing activities:
Conversion of preferred stock to common stock	—	—	2,250
Offset of subordinated notes with escrow	12,825	—	—
Restricted share stock bonus	6,222	—	—

See notes to consolidated financial statements.

Central Garden & Pet Company

Notes to consolidated financial statements

Fiscal years ended September 26, 2009,

September 27, 2008 and September 29, 2007

1. Organization and significant accounting policies

Organization—Central Garden & Pet Company (“Central”), a Delaware corporation, and subsidiaries (the “Company”), is a leading marketer and producer of quality branded products for the pet and lawn and garden supplies markets.

Basis of Consolidation and Presentation—The consolidated financial statements include the accounts of Central and all majority-owned subsidiaries. Minority interests in consolidated entities are recognized for the share of assets, liabilities and operating results not owned by Central. All intercompany balances and transactions have been eliminated.

On January 3, 2007, the Company announced a stock dividend in the form of two shares of the Company’s Class A common stock for each outstanding share of the Company’s common stock and Class B stock to stockholders of record as of January 14, 2007. On February 5, 2007, the Company distributed the related Class A shares to the stockholders. All share and per share amounts in this Form 10-K have been retroactively adjusted to reflect the stock dividend for all periods presented.

Minority Interest—Minority interest in the Company’s consolidated financial statements represents the 20% interest not owned by Central in a consolidated subsidiary. Since the Company controls this subsidiary, its financial statements are fully consolidated with those of the Company, and the minority owner’s 20% share of the subsidiary’s net assets and results of operations is reported as minority interest.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period including realization of accounts receivable and inventory and valuation of goodwill. Actual results could differ from those estimates.

Revenue Recognition—Sales are recognized when merchandise is shipped, risk of loss and title passes to the customer and the Company has no further obligations to provide services related to such merchandise. Discounts, volume-based rebate incentives and most cooperative advertising amounts are recorded as a reduction of sales. The Company’s current practice on product returns is to accept and credit the return of unopened cases of products from customers where the quantity is small, where the product has been mis-shipped or the product is defective. Provisions are made for estimated sales returns which are deducted from net sales at the time of shipment. Sales also include shipping and handling costs billed directly to customers. The amount billed to customers for shipping and handling costs included in net sales for the fiscal years ended September 26, 2009, September 27, 2008 and September 29, 2007 was $1.1 million, $1.7 million and $3.4 million, respectively.

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

Cost of goods sold and occupancy consists of cost of product, inbound freight charges, purchasing and receiving costs, certain indirect purchasing, merchandise handling and storage costs, internal transfer costs as well as allocations of overhead costs, including depreciation, related to the Company’s facilities. Cost of goods sold excludes substantially all shipping and handling and out-bound freight costs to customers, which are included in selling, general and administrative expenses as delivery expenses. The cost of shipping and handling, including internal costs and payments to third parties, included in delivery expenses within selling, general and administrative expenses for the fiscal years ended September 26, 2009, September 27, 2008 and September 29, 2007 was $51.7 million, $62.7 million and $64.0 million, respectively. Amounts billed to customers for shipping and handling costs are included in net sales.

Advertising Costs—The Company expenses the costs of advertising as incurred. Advertising expenses were $31.4 million, $35.7 million and $35.7 million in fiscal 2009, 2008 and 2007, respectively.

401(k) Plans—The Company sponsors several 401(k) plans which cover substantially all employees. The Company’s matching contributions expensed under these plans were $2,040,000, $1,563,000 and $1,529,000 for fiscal years 2009, 2008 and 2007, respectively. In fiscal 2009 and fiscal 2008, the Company’s matching contributions made in the Company’s Class A common stock resulted in the issuance of approximately 300,000 and 190,000 shares, respectively.

Other income consists principally of earnings from equity method investments and foreign exchange gains and losses.

Income taxes are accounted for under the asset and liability method. Deferred income taxes result primarily from bad debt allowances, inventory and goodwill write-downs, amortization and nondeductible reserves. The Company establishes a valuation allowance for deferred tax assets when management believes it is more likely than not a deferred tax asset will not be realized. As of fiscal 2009 and 2008, the Company had valuation allowances related to various state net deferred tax assets of $6.8 million and $10.9 million, respectively. United States income taxes have not been provided on undistributed earnings (approximately $2.6 million at September 26, 2009) of the Company’s foreign subsidiary since all such earnings are considered indefinitely reinvested overseas. The potential deferred tax liability associated with these earnings, net of foreign tax credits associated with the earnings, is approximately $0.3 million.

The Company adopted the provisions of ASC 740, “Income Taxes” on September 30, 2007, the first day of fiscal 2008, as required. This guidance changes the accounting for uncertainty in income taxes by creating a new framework for how companies should recognize, measure, present, and disclose uncertain tax positions in their financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The standard also provides guidance on the reversal of previously recognized tax positions, balance sheet classifications, accounting for interest and penalties associated with tax positions, and income tax disclosures. The Company recognized a $0.5 million

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

increase to its liabilities for uncertain tax positions and a cumulative effect adjustment to decrease retained earnings as of the adoption date. See Note 11, “Income Taxes” for additional information.

Cash and cash equivalents include all highly liquid debt instruments with a maturity of three months or less at the date of purchase.

Inventories, which primarily consist of garden products and pet supplies finished goods, are stated at the lower of FIFO cost or market. Cost includes certain indirect purchasing, merchandise handling and storage costs incurred to acquire or manufacture inventory, costs to unload, process and put away shipments received in order to prepare them to be picked for orders, and certain other overhead costs. The amount of such costs capitalized to inventory is computed based on an estimate of costs related to the procurement and processing of inventory to prepare it for sale compared to total product purchases.

Long-Lived Assets—The Company reviews its long-lived assets, including amortizable intangible assets, property, plant and equipment, for potential impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable, or annually for indefinite-lived intangibles. An impairment loss would be recognized for amortizable intangible assets and property, plant and equipment when estimated undiscounted future cash flows expected to result from the use of the asset are less than its carrying amount. An impairment loss would be recognized for an intangible asset with an indefinite useful life if its carrying value exceeds its fair value. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The Company has recorded asset impairment charges when the carrying value of an asset was in excess of its fair value. In fiscal 2009, the Company tested its indefinite-lived intangible assets and no impairment was indicated. In the fourth quarter of fiscal 2008, the Company recognized a $27.0 million impairment charge in the Company’s Garden Products segment related to under-performing assets. Should market conditions or the assumptions used by the Company in determining the fair value of assets change, or management changes plans regarding the future use of certain assets, additional charges to operations may be required in the period in which such conditions occur.

Land, buildings, improvements and equipment are stated at cost. Depreciation is computed by the straight-line method over thirty years for buildings. Improvements are amortized on a straight-line basis over the shorter of the useful life of the asset or the terms of the related leases. Depreciation on equipment and capitalized software is computed by the straight-line and accelerated methods over the estimated useful lives of 3 to 10 years.

In October 2007, the Company sold a facility for approximately $7.9 million in cash. In connection with the sale, the Company is leasing back the property from the purchaser for a period of approximately two years. The Company is accounting for the leaseback as an operating lease. The Company recognized a gain of approximately $3.1 million in the Pet Products segment in the quarter ended December 29, 2007 and deferred approximately $1.5 million to be recognized ratably over the term of the lease.

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

In December 2007, the Company sold a facility for approximately $5.1 million and entered into a leaseback of the property from the purchaser for a period of approximately eight months. The Company is accounting for the leaseback as an operating lease. The Company received cash of $1.3 million and a $3.8 million interest bearing recourse note. The Company recognized a gain of approximately $4.6 million from this sale in the Garden Products segment in fiscal 2008. The note was due in full in January 2009. In January 2009 and through September 26, 2009, the Company extended the terms of the note payable on a month-to-month basis and is continuing to lease the property on a month-to-month basis. Although the Company retains its rights under the terms of the recourse note, it now appears the ultimate repayment may be dependent on the buyer’s sale of the facility. Accordingly, in fiscal 2009, the Company revised its accounting to reverse the previously recognized sale and associated gain for accounting purposes.

Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Identifiable intangible assets acquired in business combinations are recorded based on their fair values at the date of acquisition. Goodwill is not subject to amortization but must be evaluated for impairment annually. The Company tests for goodwill impairment annually or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. See Note 7—Goodwill.

Restricted Assets—In connection with the purchase of an additional 60% of equity interest in Tech Pac LLC. in March 2006, the Company deposited approximately $15.5 million into an account for possible contingent performance-based payments. In fiscal 2009, a net amount of $4.8 million in cash was paid in performance based payments which the Company recognized as additional goodwill. There are no remaining contingent performance-based payments due to the seller. As part of the resolution of the contingent payments, the Company became the beneficiary of the remaining funds in the escrow, which are comprised primarily of $12.8 million of aggregate principal amount of the senior subordinated notes. Under the requirements of ASC 860, “Transfers and Servicing,” the senior subordinated notes contained within the escrow accounts have been recorded as a reduction of debt for accounting purposes against our senior subordinated notes balance as of September 26, 2009. The senior subordinated notes continue to be held in escrow and have not been retired. The balance of the escrow account was included in Other assets as of September 27, 2008.

Investments—The Company owns membership interests (from 33% to 49%) in two unconsolidated companies. The Company accounts for its interest in these entities using the equity method. Equity income of $0.1 million in fiscal 2009, $2.7 million in fiscal 2008 and $1.9 million in fiscal 2007 is included in other income in the consolidated statements of operations. The Company’s investment in these entities was $6.4 million at September 26, 2009 and $6.1 million at September 27, 2008. During fiscal 2008, the Company determined that the goodwill for one of these investments was impaired as a result of its annual impairment analysis. Accordingly, the Company recorded a non-cash charge of approximately $1.0 million in fiscal 2008. On a combined basis, the assets, liabilities, revenues and expenses of these entities are not significant.

Accruals For Insurance—The Company maintains insurance for certain risks, including workers’ compensation, general liability and vehicle liability, and is self-insured for employee related

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

health care benefits. The Company’s workers’ compensation, general liability and vehicle liability insurance policies include deductibles of $250,000 to $350,000 per occurrence. The Company maintains excess loss insurance that covers any health care costs in excess of $200,000 per person per year. The Company establishes reserves for losses based on its claims experience and actuarial estimates of the ultimate loss amount inherent in the claims, including claims incurred but not yet reported. Costs are recognized in the period the claim is incurred, and the financial statement accruals include an estimate of claims incurred but not yet reported.

Fair Value of Financial Instruments—At September 26, 2009 and September 27, 2008, the carrying amount of cash and cash equivalents, accounts receivable and payable, short term borrowings and accrued liabilities approximates fair value because of the short term nature of these instruments. The estimated fair value of the Company’s senior subordinated notes is based on quoted market prices for these instruments. The estimated fair value of the Company’s term loan has been determined using inputs that were derived from available market information. See Note 3 for further information regarding the fair value of the Company’s financial instruments.

Derivative Financial Instruments—The Company reports all derivative financial instruments on the balance sheet at fair value. Changes in fair value are recognized in earnings, or are deferred, depending on the nature of the underlying exposure being hedged and how effective the derivative is at offsetting a change in the underlying exposure. The Company does not enter into derivatives for trading or speculative purposes.

In October 2003, the Company entered into a $75 million pay-floating interest rate swap effectively converting 50% of its $150 million fixed rate 9-1/8% senior subordinated notes to a floating rate of LIBOR + 4.04%. When it was entered into, the swap was designated as a hedge of the underlying specific interest rate exposure on the senior subordinated debt. The differential paid or received on the swap is recognized in interest expense over the life of the swap, thereby adjusting the effective interest rate on the underlying obligation. The unrealized gain was approximately $1.2 million in fiscal year 2008, and the unrealized loss was approximately $0.5 million in fiscal year 2007, with corresponding adjustments made to the fair value of the related debt.

In February 2009, the Company’s $75 million pay-floating interest rate swap was terminated prior to its maturity by the counterparty in accordance with the terms of the interest rate swap agreement. As a result of this swap termination, the Company received cash proceeds and realized a settlement gain of $2.3 million that was recorded as an adjustment to the carrying amount of the related debt. The settlement gain is being amortized as an offset to interest expense over the remaining term of the debt, which matures February 2013.

Stock-Based Compensation—Stock-based compensation cost is estimated at the grant date based on the fair value of the award and is expensed ratably over the service period of the award. Total compensation costs recognized under all share-based arrangements in fiscal 2009 was $10.6 million ($6.9 million after tax), fiscal 2008 was $13.4 million ($8.5 million after tax) and in fiscal 2007 was $5.0 million ($3.1 million after tax). See Note 12 for further information.

Total Comprehensive Income—Total comprehensive income consists of two components: net income and other comprehensive income. Other comprehensive income refers to revenue,

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

expenses, gains and losses that under generally accepted accounting principles are recorded directly as an element of shareholders’ equity, but are excluded from net income. Other comprehensive income is comprised of currency translation adjustments relating to the Company’s foreign subsidiary whose functional currency is not the U.S. dollar. Deferred taxes are not provided on translation gains and losses, because the Company expects earnings of its foreign subsidiary to be permanently reinvested.

Recent Accounting Pronouncements—Effective July 1, 2009, the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) became the single official source of authoritative, nongovernmental generally accepted accounting principles (“GAAP”) in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission. The Company’s accounting policies were not affected by the conversion to ASC. However, references to specific accounting standards in the footnotes to the consolidated financial statements have been changed to refer to the appropriate section of ASC.

ASC 820, “Fair Value Measurements and Disclosures,” provides a consistent definition of fair value that focuses on exit price, prioritizes the use of market-based inputs over entity-specific inputs for measuring fair value and establishes a three-level hierarchy for fair value measurements. On September 28, 2008, the Company adopted the applicable sections of ASC 820 for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. At that time, the Company elected to defer adoption of ASC 820 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. On September 27, 2009, the Company adopted the sections of ASC 820 regarding nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The applicable sections of ASC 820 were applied prospectively. The adoption of the various sections of ASC 820 on September 28, 2008 did not have a material impact on the Company’s consolidated financial statements.

On June 27, 2009, the Company adopted ASC 320-10-65-1, “Investments—Debt and Equity Securities.” This section of the Codification revises guidance for determining how and when to recognize other-than-temporary impairments of debt securities for which changes in fair value are not regularly recognized in earnings and the financial statement presentation of such impairments. This section also expands and increases the frequency of disclosures related to other-than-temporary impairments of both debt and equity securities. Upon adoption, this section did not have a material impact on the Company’s consolidated financial statements.

On June 27, 2009, the Company adopted ASC 820-10-65-4, “Fair Value Measurements and Disclosures.” This section provides additional guidance for estimating fair value when an asset or liability experiences a significant decrease in volume and activity in relation to their normal market activity. Additionally, this section provides guidance on identifying circumstances that may indicate if a transaction is not orderly. Retrospective application of this section to a prior interim or annual reporting period was not permitted. The adoption of this section did not have a material impact on the Company’s consolidated financial statements.

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

On June 27, 2009, the Company adopted ASC 825-10-65-1, “Financial Instruments.” This section requires disclosures about the fair value of financial instruments for interim reporting periods and annual financial statements. This section does not require disclosures for earlier periods presented for comparative purposes at initial adoption. The adoption of this section did not have a material impact on the Company’s consolidated financial statements. See to Financial Note 3, “Financial Instruments,” for further discussion.

On June 27, 2009, the Company adopted ASC 855-10, “Subsequent Events.” This ASC establishes general standards of accounting and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this ASC requires the Company to evaluate all subsequent events that occur after the balance sheet date through the date and time the Company’s financial statements are issued. Subsequent events were evaluated through November 20, 2009, the date the financial statements were issued.

On September 27, 2009, the Company adopted the applicable sections of ASC 805, “Business Combinations.” ASC 805 provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any noncontrolling interest in the acquiree in a business combination. Additionally, this ASC provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 amends the applicable sections of ASC 740, “Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies related to acquisitions made prior to September 27, 2009 also fall within the scope of these sections. The adoption of the applicable sections of this ASC may have an impact on the accounting for any future acquisitions or divestitures.

On September 27, 2009, the Company adopted the applicable sections of ASC 805, “Business Combinations,” that address accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. These applicable sections address application issues raised on the initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. These sections generally apply to assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of ASC 450, “Contingencies,” if not acquired or assumed in a business combination. The adoption of these applicable sections may have an impact on the accounting for any future acquisitions or divestitures.

On September 27, 2009, the Company adopted ASC 810-10-65-1, “Consolidation.” This section requires reporting entities to present noncontrolling interests in any of its consolidated entities as equity (as opposed to a liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. The adoption will impact the presentation format of the Company’s consolidated statements of operations and consolidated balance sheets, but will not have an impact on net earnings or equity attributable to the Company’s shareholders.

On September 27, 2009, the Company adopted provisions of ASC 815, “Derivatives and Hedging,” which requires entities to disclose: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The Company does not anticipate the adoption of the provisions of this ASC to have a material impact on its consolidated financial statements.

On September 27, 2009, the Company adopted the applicable sections of ASC 275, “Risks and Uncertainties,” and ASC 350, “Intangibles—Goodwill and Other,” that address the determination of the useful life of intangible assets. These sections address the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The adoption of these applicable sections may have an impact on the accounting for intangible assets that are a part of any future acquisitions.

On September 27, 2009, the Company adopted the applicable sections of ASC 260-10, “Earnings Per Share,” that address whether instruments granted in share-based payment transactions are participating securities. These sections conclude that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of basic earnings per share pursuant to the two-class method. The Company does not anticipate the adoption of these applicable sections to have a material impact on our consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 166, “Accounting for Transfers of Financial Assets.” SFAS No. 166 is a revision to SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and amends the guidance on accounting for transfers of financial assets, including securitization transactions, where entities have continued exposure to risks related to transferred financial assets. SFAS No. 166 also expands the disclosure requirements for such transactions. SFAS No. 166 is currently not included in the Codification. This standard will become effective for the Company on September 26, 2010. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R).” SFAS No. 167 is a revision to FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities,” and amends the guidance for consolidation of VIEs primarily related to the determination of the primary beneficiary of the VIE. This statement will become effective for the Company on September 26, 2010. SFAS No. 167 is currently not included in the Codification. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value.” ASU 2009-05 amends ASC 820, “Fair Value Measurements,” by providing additional guidance on determining the fair value of liabilities when a quoted price in an active market for an identical liability is not available. This ASU will become effective for the Company on September 27, 2009 and is not expected to have a significant impact on the measurement of its liabilities as of that date; however, the ASU may affect the fair value measurement of liabilities for future acquisitions and divestitures.

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

2. Fair value measurements

Effective September 28, 2008, the Company adopted expanded disclosure requirements for financial assets and liabilities measured at fair value on a recurring basis. Financial assets and liabilities are categorized based on the inputs used to calculate their fair values as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3—Unobservable inputs for the asset or liability, which reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

In February 2009, the Company’s $75 million pay-floating interest rate swap was terminated prior to its maturity by the counterparty in accordance with the terms of the interest rate swap agreement. Prior to its termination, the swap was measured under Level 2 inputs in the fair value hierarchy. As a result of this swap termination, the Company received cash proceeds and realized a settlement gain of $2.3 million that was recorded as an adjustment to the carrying amount of the related debt. The settlement gain is being amortized as an offset to interest expense over the remaining term of the debt, which matures February 2013.

3. Financial instruments

Effective March 29, 2009, the Company adopted expanded disclosure requirements regarding the fair value of financial instruments in interim as well as annual financial statements.

The Company’s financial instruments include cash and equivalents, accounts receivable and payable, short-term borrowings, and accrued liabilities. The carrying amount of these instruments approximates fair value because of their short-term nature.

The estimated fair value of the Company’s senior subordinated notes as of September 26, 2009 and September 27, 2008 is $138.5 million and $123.0 million, respectively, compared to a carrying value of $139.1 million and $150.0 million, respectively. The estimated fair value is based on quoted market prices for these instruments.

The estimated fair value of the Company’s term loan, including current portion, as of September 26, 2009 and September 27, 2008 is $249.8 million and $281.5 million, respectively, compared to a carrying value of $268.6 million and $293.2 million, respectively. The estimated fair value has been determined using inputs that were derived from available market information and may not be representative of actual values that could have been or will be realized in the future.

4. Acquisitions

Fiscal 2009

The Company made no acquisitions during fiscal 2009. Contingent performance payments of $6.5 million were paid for acquisitions made in prior years which were recorded as goodwill in fiscal 2009.

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

Fiscal 2008

In October 2007, the Company acquired the remaining 51% interest in Matson L.L.C. (“Matson”) for approximately $5.1 million. The Company previously acquired its 49% interest in Matson in July 2003, and accounted for the investment under the equity method. Matson is engaged primarily in the formulation and manufacture of controls for garden use. The purchase price exceeded the fair value of net tangible and identified intangible assets acquired by approximately $3.8 million, which was recorded as goodwill.

Fiscal 2007

In September 2007, the Company acquired B2E Corporation for approximately $13.9 million of which approximately $3.5 million was deposited into an escrow account for possible contingent performance-based payments over the next four years. B2E develops and markets pest control products for horn flies, mosquitoes, and mushroom pests. The purchase price exceeded the fair value of net tangible and identified intangible assets acquired by approximately $6.3 million, which was recorded as goodwill.

5. Concentration of credit risk and significant customers and suppliers

Customer Concentration—Approximately 46% of the Company’s net sales for fiscal year 2009, and 41% for fiscal years 2008 and 2007, were derived from sales to the Company’s top five customers. The Company’s largest customer accounted for approximately 18% of the Company’s net sales in fiscal 2009, and 17% in fiscal years 2008 and 2007. The Company’s second largest customer accounted for approximately 11% of the Company’s net sales in fiscal 2009 and approximately 8% in fiscal years 2008 and 2007. The Company’s third largest customer accounted for approximately 7%, 6% and 6% of the Company’s net sales in each of the fiscal years 2009, 2008 and 2007, respectively. The loss of, or significant adverse change in, the relationship between the Company and any of these three customers could have a material adverse effect on the Company’s business and financial results. The loss of or reduction in orders from any significant customer, losses arising from customer disputes regarding shipments, fees, merchandise condition or related matters, or the Company’s inability to collect accounts receivable from any major customer could also have a material adverse impact on the Company’s business and financial results. As of September 26, 2009 and September 27, 2008 accounts receivable from the Company’s top five customers comprised 44% and 40% of the Company’s total accounts receivable, including 13% and 10% from the Company’s largest customer, respectively.

Supplier Concentration—While the Company purchases products from many different manufacturers and suppliers, approximately 8%, 6% and 7% of the Company’s cost of goods sold in fiscal years 2009, 2008 and 2007, respectively, were derived from products purchased from the Company’s five largest suppliers.

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

6. Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are summarized below (in thousands):

Description	Balances at beginning of period	Charged to costs and expenses	Asset write-offs, less recoveries	Balances at end of period

Fiscal year ended September 29, 2007	$12,798	$9,807	$(8,802)	$13,803
Fiscal year ended September 27, 2008	13,803	6,381	(5,003)	15,181
Fiscal year ended September 26, 2009	15,181	6,730	(3,897)	18,014

7. Goodwill

Changes in the carrying amount of goodwill for the fiscal years ended September 26, 2009 and September 27, 2008 are as follows (in thousands):

	Garden products segment	Pet products segment	Total

Balance as of September 29, 2007	$195,043	$403,715	$598,758
Additions (reductions)	10,831	(5,630)	5,201
Currency translation	—	(608)	(608)
Impairments(1)	(205,874)	(195,978)	(401,852)

Balance as of September 27, 2008	—	$201,499	$201,499
Additions	4,799	1,451	6,250

Balance as of September 26, 2009	$4,799	$202,950	$207,749

(1)	Total goodwill impaired during fiscal year 2008 was approximately $403 million. Approximately $1 million related to an equity method investment recorded in Other assets. (See Note 1—Organization and Significant Accounting Policies.)

Additions or reductions to goodwill include acquisitions, purchase price adjustments and reclassifications of amounts upon finalization of purchase accounting. Substantially all goodwill is expected to be fully deductible for income tax purposes.

The Company tests goodwill for impairment annually (on the first day of the fourth fiscal quarter), or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, by initially comparing the fair value of each of the Company’s four reporting units to their related carrying values. If the fair value of the reporting unit is less than its carrying value, the Company performs an additional step to determine the implied fair value of goodwill associated with that reporting unit. The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all of its assets and liabilities and then computing the excess of the reporting unit’s fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment, and, accordingly, the Company recognizes such impairment. The Company’s goodwill impairment analysis also includes a comparison of the aggregate estimated fair value of all four reporting units to the Company’s total market capitalization.

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The estimate of fair value of each of the Company’s reporting units is based on the Company’s projection of revenues, gross margin, operating costs and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies. The Company bases its fair value estimates on assumptions the Company believes to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. The valuations employ present value techniques to measure fair value and consider market factors.

Key assumptions used to determine the fair value of each reporting unit as of the Company’s fiscal 2007 annual testing date (July 1, 2007) were: (a) expected cash flow for the period from 2008 to 2013; and (b) a discount rate of 9%, which was based on management’s best estimate of the after-tax weighted average cost of capital. Based upon the results of the Company’s July 1, 2007 analysis, no impairment of goodwill was indicated.

As of December 29, 2007, due to the continuing challenging business conditions and the significant decline in the Company’s market capitalization, the Company concluded there was an indication of possible impairment. Certain key assumptions used to determine the fair value of each reporting unit as of December 29, 2007 were revised to reflect: (a) significant reductions in future expected cash flows for the period from 2008 to 2013 due to the continuing soft economy, weakness in the housing sector and other reasons; and (b) a discount rate of 15%, which was based on management’s best estimate of the after-tax weighted average cost of capital, adjusted for the Company’s increased level of financial risk and the increased risk associated with the Company’s future operations. Based on the Company’s updated analysis and the sustained decline in market capitalization, the Company concluded that there was an impairment of goodwill and, thus, recognized a non-cash charge of $400 million in the first quarter of fiscal 2008, comprised of $202 million relating to the Company’s Garden Products segment and $198 million relating to the Company’s Pet Products segment.

The Company performed its annual fiscal 2008 goodwill impairment test as of June 29, 2008. Key assumptions used to determine the fair value of each reporting unit as of the Company’s fiscal 2008 annual testing date (June 29, 2008) were: (a) expected cash flow for the period from 2009 to 2014; and (b) a discount rate of 15%, which was based on management’s best estimate of the after-tax weighted average cost of capital, adjusted for the increased risk associated with the Company’s future operations and credit profile. Based on the Company’s analysis, it was concluded there was an impairment of goodwill and recognized a non-cash charge of $5 million relating to goodwill in the Company’s Garden Products segment. Additionally, an accrued liability of $1.8 million was applied against goodwill in the Pet Products segment when the related uncertainty was resolved.

The Company performed its fiscal 2009 annual goodwill impairment test as of June 27, 2009. Key assumptions used to determine the fair value of each reporting unit as of our fiscal 2009 annual testing date were: (a) expected cash flow for the period from 2010 to 2015; and (b) a discount rate of 10%, which was based on management’s best estimate of the after-tax weighted average cost of capital. Based on the Company’s analysis, it concluded there was no impairment of goodwill.

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

As of June 27, 2009, June 29, 2008 and December 29, 2007, if forecasted cash flows had been 10% lower than estimated, the resulting goodwill impairment, if any, would not have changed. As of June 27, 2009, June 29, 2008 and December 29, 2007, if the discount rate applied in our analysis had been 100 basis points higher than estimated, the resulting goodwill impairment, if any, would not have changed.

Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units in the future and could result in additional impairment of goodwill.

The Company will need to assess goodwill for further impairment in the future if indicators are present.

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

8. Other intangible assets

The following table summarizes the components of gross and net acquired intangible assets:

(in millions)	Gross	Accumulated amortization	Impairment	Net carrying value

September 26, 2009
Marketing-related intangible assets—amortizable	$10.5	$(3.6)	$—	$6.9
Marketing-related intangible assets—nonamortizable	61.4	—	(4.9)	56.5

Total	71.9	(3.6)	(4.9)	63.4

Customer-related intangible assets—amortizable	41.6	(8.7)	—	32.9
Customer-related intangible assets—nonamortizable	—	—	—	—

Total	41.6	(8.7)	—	32.9

Other acquired intangible assets—amortizable	9.2	(2.1)	—	7.1
Other acquired intangible assets—nonamortizable	1.2	—	(1.2)	—

Total	10.4	(2.1)	(1.2)	7.1

Total other intangible assets	$123.9	$(14.4)	$(6.1)	$103.4

September 27, 2008
Marketing-related intangible assets—amortizable	$10.5	$(2.7)	$—	$7.8
Marketing-related intangible assets—nonamortizable	61.4	—	(4.9)	56.5

Total	71.9	(2.7)	(4.9)	64.3

Customer-related intangible assets—amortizable	41.6	(6.4)	—	35.2
Customer-related intangible assets—nonamortizable	—	—	—	—

Total	41.6	(6.4)	—	35.2

Other acquired intangible assets—amortizable	9.2	(1.3)	—	7.9
Other acquired intangible assets—nonamortizable	1.2	—	(1.2)	—

Total	10.4	(1.3)	(1.2)	7.9

Total other intangible assets	$123.9	$(10.4)	$(6.1)	$107.4

Other intangible assets acquired include contract-based and technology-based intangible assets.

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

Certain adjustments to intangible assets were made during fiscal 2008 upon finalization of purchase accounting.

The Company evaluates long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company evaluates indefinite-lived intangible assets on an annual basis and no impairment of its indefinite-lived intangible assets was indicated during its fiscal 2009 review. Other factors indicating the carrying value of our amortizable intangible assets may not be recoverable were not present during fiscal 2009, and accordingly, no impairment charges were recognized during fiscal 2009. In fiscal 2008, indicators of impairment were identified within the Garden Products segment related to current operating losses in certain operations. Accordingly, the Company recognized a $6.1 million impairment charge related to certain trade names.

The Company is currently amortizing its acquired intangible assets with definite lives over periods ranging from 1 to 25 years; over weighted average lives of 13 years for marketing-related intangibles, 22 years for customer-related intangibles and nine years for other acquired intangibles. Amortization expense for intangibles subject to amortization for fiscal 2009 was approximately $4.0 million and is classified within operating expenses in the Consolidated Statements of Operations. Estimated annual amortization expense related to acquired intangible assets in each of the succeeding five years is estimated to be approximately $4 million per year from fiscal 2010 through fiscal 2014.

9. Long-term debt

As of September 26, 2009, the Company has $650 million in senior secured credit facilities, consisting of a $350 million revolving credit facility maturing in February 2011 and a $300 million term loan maturing in September 2012. Interest on the revolving credit facility is based, at the Company’s option, on a rate equal to prime plus a margin, which fluctuates from 0% to 0.375%, or LIBOR plus a margin, which fluctuates from 0.75% to 1.50%, determined quarterly based on consolidated total debt to consolidated EBITDA for the most recent trailing 12-month period. As of September 26, 2009, the applicable interest rate on the revolving credit facility related to base rate borrowings was 3.38%, and the applicable interest rate related to LIBOR rate borrowings was 1.77%. Interest on the term loan is based, at the Company’s option, on a rate equal to LIBOR plus a margin, which fluctuates from 1.50% to 1.75%, or the prime rate plus a margin, which fluctuates from 0.50% to 0.75. As of September 26, 2009, the applicable interest rate on the term loan related to base rate borrowings was 3.75%, and the applicable rate related to LIBOR rate borrowings was 1.77%. The term loan is payable in quarterly installments of $750,000 with the balance payable in September 2012. As of September 26, 2009, $268.6 million of the term loan was outstanding.

These facilities are secured by substantially all of the Company’s assets and contain certain financial covenants which require the Company to maintain minimum levels of interest coverage and maximum levels of total debt to EBITDA and that restrict the Company’s ability to repurchase its stock, make investments in or acquisitions of other businesses and pay dividends above certain levels over the life of the facilities. Under the terms of the Company’s senior secured credit

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

facilities, it may make restricted payments, including cash dividends, in an aggregate amount not to exceed $75,000,000 over the life of the facilities; if the total leverage ratio for the fiscal quarter most recently ended is less than 3.00 to 1.00, the maximum restricted payment amount will be increased to $100,000,000 over the life of the facilities. Apart from the covenants limiting restricted payments and capital expenditures, the facilities do not restrict the use of retained earnings or net income.

The Company was in compliance with all financial covenants as of September 26, 2009. There was no outstanding balance at September 26, 2009 under the $350 million revolving credit facility. There were $16.4 million of outstanding letters of credit. After giving effect to the financial covenants in the credit agreement, the remaining potential borrowing capacity was $256.3 million.

The Company’s credit facility contains mandatory prepayment provisions when it has excess cash flow, as defined in the credit agreement, during the fiscal year. Accordingly, in December of 2008, the Company repaid approximately $21.6 million of the term loan per this provision.

The Company also has outstanding $150 million of 9-1/8% senior subordinated notes due 2013. In October 2003, the Company entered into a $75 million pay-floating interest rate swap effectively converting half of its $150 million fixed rate 9-1/8 % senior subordinated notes to a floating rate of LIBOR + 4.04%. In February 2009, the swap was terminated prior to its maturity by the counterparty in accordance with the terms of the interest rate swap agreement. As a result of this swap termination, the Company received cash proceeds and realized a settlement gain of $2.3 million that was recorded as an adjustment to the carrying amount of the related debt. The settlement gain is being amortized as an offset to interest expense over the remaining term of the debt, which matures in February 2013.

In connection with the 2006 purchase by a wholly-owned subsidiary of an additional 60% equity interest in Tech Pac L.L.C., the Company deposited approximately $15.5 million into an escrow for possible contingent performance-based payments. In March 2009, a net amount of $4.8 million in cash was paid in performance-based payments, which the Company recognized as additional goodwill. There are no remaining contingent performance-based payments due to the seller. As part of the resolution of the contingent payments, the Company became the beneficiary of the remaining funds in the escrow, which are comprised primarily of $12.8 million of aggregate principal amount of the senior subordinated notes. Under the requirements of ASC 860, “Transfers and Servicing,” the senior subordinated notes contained within the escrow accounts have been recorded as a reduction of debt for accounting purposes against the Company’s outstanding senior subordinated notes balance as of September 26, 2009. The senior subordinated notes continue to be held in the escrow and have not been retired.

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

Long-term debt consists of the following:

(in thousands)	September 26, 2009	September 27, 2008

Senior subordinated notes, interest at 9-1/8% payable semi-annually, principal due February 2013	$137,175	$150,000
Term loan, interest at LIBOR + 1.50% or the prime rate plus 0.50%, quarterly principal payments of $750,000 remaining balance due September 2012	268,602	293,250
Revolving credit facility, interest at prime plus 0% to 0.25% or LIBOR + 0.75% to 1.375%, final maturity February 2011	—	78,000
Pay- floating interest rate swap	—	1,236
Unamortized deferred gain on pay-floating interest rate swap termination, maturing February 2013	1,901	—
Other notes payable	407	661

Total	408,085	523,147
Less current portion	(3,270)	(3,340)

Long-term portion	$404,815	$519,807

The scheduled principal repayments on long-term debt as of September 26, 2009 are as follows:

(in thousands)

Fiscal year:
2010	$3,270
2011	3,080
2012	262,628
2013	137,193
2014	13
Thereafter	—

Total	$406,184

10. Commitments and contingencies

Commitments

Purchase commitments—Production and purchase agreements (primarily for grass seed and grains) entered into in the ordinary course of business obligate the Company to make future purchases based on estimated yields. The terms of these contracts vary and have fixed prices or quantities. At September 26, 2009, estimated annual purchase commitments were $72.2 million for fiscal 2010, $39.1 million for fiscal 2011, $30.3 million for fiscal 2012, $20.3 million for fiscal 2013 and $14.8 million for fiscal 2014.

Leases—The Company has operating lease agreements principally for office and warehouse facilities and equipment. Such leases have remaining terms of 1 to 11 years. Rental expense was $29.1 million for fiscal year 2009, $30.2 million for fiscal year 2008 and $28.1 million for fiscal year 2007.

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

Certain facility leases have renewal options and include escalation clauses. Minimum lease payments include scheduled rent increases pursuant to these escalation provisions.

Aggregate minimum annual payments on non-cancelable operating leases at September 26, 2009 are as follows:

(in thousands)

Fiscal year:
2010	$23,403
2011	15,503
2012	9,235
2013	6,600
2014	4,095
Thereafter	8,770

Total	$67,606

Contingencies

On February 11, 2008, Central Garden & Pet Company and two of its affiliates were named as defendants in an action filed in United States District Court in the Western District of Texas in a matter entitled Perfect Birds LLC v. Kaytee Products, Inc., Pets International, Ltd. and Central Garden & Pet Co., No. W08CA042 (W.D. Texas—Waco Division). This matter was settled in September 2009 and did not have a material impact on our financial position or results of operations.

We may from time to time become involved in certain legal proceedings in the ordinary course of business. Currently, we are not a party to any legal proceedings that management believes would have a material adverse effect on our financial position or results of operations.

11. Income taxes

The provision for income tax expense (benefit) consists of the following:

	Fiscal year ended
(in thousands)	September 26, 2009	September 27, 2008	September 29, 2007

Current:
Federal	$9,887	$13,340	$2,142
State	2,082	2,973	1,386
Foreign	(82)	(176)	(135)

Total	11,887	16,137	3,393

Deferred:
Federal	21,584	(101,586)	16,263
State	3,157	(7,401)	338
Foreign	(260)	(219)	5

Total	24,481	(109,206)	16,606

Total	$36,368	$(93,069)	$19,999

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

A reconciliation of the statutory federal income tax rate to the Company’s effective income tax rate is as follows:

	Fiscal year ended
	September 26, 2009	September 27, 2008	September 29, 2007

Statutory federal income tax rate (benefit)	35.0%	(35.0)%	35.0%
State income taxes, net of federal benefit	4.4	(1.5)	3.0
Permanent differences—goodwill impairment	—	10.9	—
Other permanent differences	(1.0)	(0.1)	0.1
Adjustment of prior year accruals	—	(0.1)	0.1
Uncertain tax positions	(0.9)	—	—
Credits	(2.3)	—	—
Other	(0.2)	—	—

Effective income tax rate (benefit)	35.0%	(25.8)%	38.2%

Deferred income taxes reflect the impact of “temporary differences” between asset and liability amounts for financial reporting purposes and such amounts as determined based on existing tax laws. The tax effect of temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

	September 26, 2009		September 27, 2008
(in thousands)	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities

Current:
Allowance for doubtful accounts	$6,679	$—	$5,793	$—
Inventory write-downs	8,764	—	9,292	—
Prepaid expenses	886	—	—	528
Nondeductible reserves	1,794	—	1,035	—
State taxes	—	157	—	379
Other	11,157	—	11,464	—
Valuation allowance	—	—	(701)	—

Total	29,280	157	26,883	907

Noncurrent:
Depreciation and amortization	24,686	—	59,442	—
Equity income	—	932	—	3,567
State net operating loss carryforward	4,165	—	5,232	—
Stock based compensation	5,043	—	5,149	—
Other	5,854	—	4,767	—
Valuation allowance	(6,837)	—	(10,184)	—

Total	32,911	932	64,406	3,567

Total	$62,191	$1,089	$91,289	$4,474

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

The Company’s state tax net operating losses of $74.5 million expire at various times between 2009 and 2029. In evaluating the Company’s ability to recover its deferred tax assets, the Company considers all available positive and negative evidence including past operating results, future taxable income, and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance against any deferred tax assets. The Company has determined there will be insufficient future separate state taxable income for the separate parent company to absorb its separate company state deferred tax assets. Therefore, valuation allowances of $6.8 million and $10.9 million (net of federal impact) at September 26, 2009 and September 27, 2008, respectively, have been provided to reduce state deferred tax assets to amounts considered recoverable. The Company also has state income tax credits of $4.3 million. $1.9 million of these credits expire at various times beginning in 2010 through 2027. Credits of $2.4 million do not expire.

As of September 26, 2009, unrecognized income tax benefits totaled approximately $0.9 million. Of that amount, approximately $0.8 million represents the amount of unrecognized tax benefits that would, if recognized, impact the Company’s effective income tax rate.

The Company classifies uncertain tax positions as non-current income tax liabilities unless expected to be paid within one year. The Company also recognizes interest and/or penalties related to income tax matters as a component of income tax expense. As of September 26, 2009 and September 27, 2008, the total balance of accrued interest and penalties related to uncertain tax positions was $0.1 million and $0.6 million, respectively.

The following table, which excludes interest and penalties, summarizes the activity related to the Company’s unrecognized tax benefits for fiscal years ended September 27, 2008 and September 26, 2009 (in thousands):

Balance as of September 29,2007 (date of adoption)	$1,574
Decreases related to prior year tax positions	(191)
Decreases related to expiration of statute of limitations	(25)
Balance as of September 27, 2008	1,358
Increases related to prior year tax positions	806
Increases related to current year tax positions	125
Decreases related to prior year tax positions	(505)
Settlements	(854)

Balance as of September 26, 2009	$930

The Company is principally subject to taxation by the United States and various states within the United States. The Company’s tax filings in major jurisdictions are open to examination by tax authorities by the Internal Revenue Service from 2005 forward and in various state taxing authorities generally from 2004 forward.

Management believes that an adequate provision has been made for possible adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issue addressed in the Company’s tax audits are resolved in a manner not

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

consistent with management’s expectations, the Company could be required to adjust its income tax provision in the period such resolution occurs. The closure of audits is highly uncertain; however, the Company believes it is reasonably possible that $0.3 million of its unrecognized tax benefits may be settled in the next twelve months.

12. Stock-based compensation

In February 2003, the Company adopted the 2003 Omnibus Equity Incentive Plan (the “2003 Plan”) which provides for the grant of options and restricted stock to key employees, directors and consultants of the Company up to an aggregate of 2.5 million shares of common stock of the Company. The 2003 Plan is administered by the Compensation Committee of the Board of Directors, which is comprised only of independent directors, and which must approve individual awards to be granted, vesting and exercise of share conditions. The 2003 Plan replaced the 1993 Omnibus Equity Incentive Plan (the “1993 Plan”) which, through January 2003, provided for the grant of options to key employees and consultants of the Company for the purchase of up to an aggregate of 4.8 million shares of common stock of the Company. Upon adoption of the 2003 plan, the Company terminated the 1993 Plan, subject to the remaining outstanding option grants. In February 2005, the Company’s shareholders approved an amendment to the 2003 Plan to increase the number of shares authorized for issuance there under by 3.3 million shares, resulting in a total of 5.8 million shares authorized for issuance under the 2003 Plan.

In connection with a dividend payable in the form of two shares of the Class A Common Stock for each outstanding share of Common Stock and Class B Common Stock on February 5, 2007, the 2003 Plan was amended to include 9,734,982 shares of Class A Common Stock authorized for issuance. In February 2009, the Company’s shareholders approved an increase in the number of shares authorized for issuance under the 2003 Plan by an additional 5,000,000 shares of Class A Common Stock and to authorize for issuance 500,000 shares of Preferred Stock. As a result of these amendments, there is a total of 5,800,000 shares of Common Stock, 14,734,982 shares of Class A Common Stock and 500,000 shares of Preferred Stock authorized under the 2003 Plan. If and when the Company issues any shares of Preferred Stock under the 2003 Plan, it will reduce the amount of Class A Common Stock available for future issuance in an amount equal to the number of shares of Class A Common Stock that are issuable upon conversion of such Preferred Stock. As of September 26, 2009, there were 2,289,875 shares of Common Stock, 8,233,500 shares of Class A Common Stock and no shares of Preferred Stock reserved for outstanding equity awards, and there were 2,688,777 shares of Common Stock, 5,626,097 shares of Class A Common Stock and 500,000 shares of Preferred Stock remaining for future awards.

The Company has a Nonemployee Director Stock Option Plan (the “Director Plan”) which provides for the grant of options and restricted stock to nonemployee directors of the Company. The Director Plan, as amended in 2001 and 2006, provides for the granting of options equal to $200,000 divided by the fair market value of the Company’s common stock on the date of each annual meeting of stockholders and a number of shares of restricted stock equal to $20,000 divided by such fair market value.

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

Stock option awards

The Company recognized share-based compensation expense of $10.6 million, $13.4 million and $5.0 million for the years ended September 26, 2009, September 27, 2008 and September 29, 2007, respectively, as a component of selling, general and administrative expenses. Share-based compensation expense in fiscal 2009, 2008 and 2007 consisted of $4.0 million, $3.9 million and $3.6 million for stock options, and $4.6 million, $8.7 million and $1.4 million for restricted stock awards. Additionally, in fiscal 2009 and fiscal 2008, share-based compensation expense includes $2.0 million and $0.8 million for the Company’s 401(k) matching contributions.

Prior to fiscal 2008, stock options granted were generally exercisable with a 30 month cliff vesting and 42 month expiration, but were also granted with vesting increments of 20%, 25% or 33% per year beginning two, three or four years from the date of grant and expiring one year after the last increment has vested.

In fiscal 2008 and fiscal 2009, the Company granted performance-based options under its 2003 Plan to key employees and executives whose vesting is contingent upon service and meeting various business unit, segment and company-wide performance goals, including adjusted earnings before taxes and net controllable assets. The options were granted at the then-current market price, except for 3.0 million shares granted at prices significantly above the current market price. The options contingently vest up to 20% each year over the next 5 years dependent upon the achievement of the target performance measures and have contractual lives of 6 years. Of the options granted in fiscal 2008, approximately 216,000 options scheduled to possibly vest in each of fiscal years 2009 and 2010 were amended and are now only subject to service vesting conditions. If any of the options subject to the performance target measurements do not vest on any particular vesting date because the Company, segment and/or business unit performance has not been achieved, such options will vest and become exercisable if at the end of the following fiscal year, the cumulative target for that later fiscal year has been achieved. The fair value of each option granted was estimated on the date of grant using the same option valuation model used for options granted under the 2003 Plan without performance-based targets and assumes performance goals are probable of achievement. We currently estimate the performance-based options are probable of achievement and are recording the related expense over the estimated service period using the accelerated method. In fiscal 2009, approximately 78% of the performance options granted in fiscal 2008 that were eligible to vest in 2009 vested. To the extent Company goals are not achieved, the amount of stock-based compensation recognized in the future will be adjusted.

During fiscal 2004 and 2005, respectively, the Company granted service-based nonvested stock option awards that were due to expire June 2008 and June 2009, respectively. The grant prices of the option awards were approximately $12 to $15 per share, significantly in excess of the then current market price. In fiscal 2008, the Company modified approximately 1.4 million options held by non-executive employees to extend the expiration dates of these awards by three years to encourage retention. The change to the expiration terms resulted in an increase in stock-based compensation expense of approximately $0.1 million in fiscal 2008.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. Expected stock price volatilities are estimated based on the Company’s

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

historical volatility. The expected term of options granted is based on analyses of historical employee termination rates and option exercises. The risk-free rates are based on U.S. Treasury yields, for notes with comparable terms as the option grants, in effect at the time of the grant. For purposes of this valuation model, no dividends have been assumed.

The Company’s calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life from the date of grant, 3.5 years in fiscal 2009, 4 years in fiscal 2008, and 3.9 years in fiscal 2007; stock price volatility, 36.7% in fiscal 2009, 30.5 % in fiscal 2008, and 28.3% in fiscal 2007; risk free interest rates, 1.6% in fiscal 2009, 2.7% in fiscal 2008, and 4.6% in fiscal 2007; and no dividends during the expected term.

The following table summarizes option activity for the period ended September 26, 2009:

	Number of shares (in thousands)	Weighted average exercise price per share	Weighted average remaining contractual life	Aggregate intrinsic value (in thousands)

Outstanding at September 27, 2008	7,599	$10.36	5 years	$17,926
Granted	3,652	$10.17
Exercised	(268)	$4.89
Cancelled or expired	(460)	$11.36

Outstanding at September 26, 2009	10,523	$10.39	4 years	$21,093

Exercisable at September 29, 2007	978	$12.40	1 year	$12,123
Exercisable at September 27, 2008	1,646	$13.33	3 years	$136
Exercisable at September 26, 2009	2,302	$11.96	3 years	$3,004
Expected to vest after September 26, 2009	7,849	$9.94	5 years	$17,270

The weighted average grant date fair value of options granted during the fiscal years ended September 26, 2009, September 27, 2008, and September 29, 2007 was $1.90, $0.81, and $4.12, respectively. The total intrinsic value of options exercised during the fiscal years ended September 26, 2009, September 27, 2008, and September 29, 2007 was $1.5 million, $0.2 million, and $5.5 million, respectively.

As of September 26, 2009, there was $9.2 million of total unrecognized compensation cost related to nonvested stock options, which is expected to be recognized over a remaining weighted average vesting period of 4 years.

Restricted stock awards

As of September 26, 2009 and September 27, 2008, there were 517,850 and 562,813 shares, respectively, of restricted stock awards outstanding. The awards generally vest in 20% or 25%

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

increments, after a two or three year waiting period, over a six or seven year period of employment after the grant date. In fiscal 2009 and fiscal 2008, approximately $6.2 million and $2.5 million of bonus amounts earned in fiscal 2008 and fiscal 2007, respectively, were paid by granting approximately 620,000 and 370,000 of restricted shares that vested immediately.

Restricted stock award activity during the three fiscal years in the period ended September 26, 2009 is summarized as follows:

	Number of shares (in thousands)	Weighted average grant date fair value per share

Nonvested at September 30, 2006	731	$14.24
Granted	23	$15.60
Vested	(16)	$11.12
Forfeited	(90)	$10.78

Nonvested at September 29, 2007	648	$14.84
Granted	454	$4.29
Vested	(479)	$6.14
Forfeited	(60)	$13.92

Nonvested at September 27, 2008	563	$13.84
Granted	905	$7.06
Vested	(778)	$7.36
Forfeited	(172)	$14.87

Nonvested at September 26, 2009	518	$11.39

The weighted average grant date fair value of restricted stock awards granted during the fiscal years ended September 26, 2009, September 27, 2008 and September 29, 2007 was $7.06, $4.29 and $15.60, respectively. The aggregate fair value as of the vesting date of restricted shares that vested was $5.0 million, $2.1 million and $0.2 million for fiscal 2009, 2008 and 2007, respectively.

As of September 26, 2009, there was $4.2 million of unrecognized compensation cost related to nonvested restricted stock awards, which is expected to be recognized over a weighted average period of two years.

13. Shareholders’ equity

At September 26, 2009, there were 80,000,000 shares of common stock ($0.01 par value) authorized, of which 18,777,155 were outstanding, and 100,000,000 shares of non-voting Class A common stock ($0.01 par value) authorized, of which 47,532,954 were outstanding. The preferences and relative rights of the Class A common stock are identical to common stock in all respects, except that the Class A common stock generally will have no voting rights unless otherwise required by Delaware law.

There are 3,000,000 shares of Class B stock ($0.01 par value) authorized, of which 1,652,262 were outstanding at September 26, 2009 and September 27, 2008. The voting powers, preferences and

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

relative rights of the Class B stock are identical to common stock in all respects except that (i) the holders of common stock are entitled to one vote per share and the holders of Class B stock are entitled to the lesser of ten votes per share or 49% of the total votes cast, (ii) stock dividends on common stock may be paid only in shares of common stock and stock dividends on Class B stock may be paid only in shares of Class B stock and (iii) shares of Class B stock have certain conversion rights and are subject to certain restrictions on ownership and transfer. Each share of Class B stock is convertible into one share of common stock, at the option of the holder. Additional shares of Class B stock may only be issued with majority approval of the holders of the common stock and Class B stock, voting as separate classes.

There are 1,000,000 shares of preferred stock ($0.01 par value) authorized, of which no shares were outstanding at September 26, 2009 and September 27, 2008, and 25 shares were outstanding at September 29, 2007. In January 2008, the 25 shares of Series B preferred stock of Series B preferred stock outstanding at September 29, 2007 were redeemed by the Company for $750,000.

The shares of Series B preferred stock outstanding at September 29, 2007 were convertible into approximately 21,601 shares of the Company’s common stock and 43,202 shares of the Company’s Class A common stock. Each share of Series B preferred stock was entitled to a liquidation preference equal to the greater of (i) $30,000 per share plus all declared but unpaid dividends on the Series B preferred stock or (ii) such amount per share as would have been payable with respect to such shares of Series B preferred stock had each share of the then outstanding Series B preferred stock been converted to common stock immediately prior to such event whether or not the Series B preferred stock is then so convertible. Except as otherwise required by law, the holders of Series B preferred stock were not entitled to vote. The Series B preferred stock was entitled to receive dividends when and as declared by the Board of Directors, subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends. The Series B preferred stock was redeemable at the option of the holder starting on February 26, 2005 for a period extending until February 26, 2009 at a price equal to $30,000 per share. The Series B preferred stock was not redeemable at the option of the Company. As a result, the Series B preferred stock was excluded from shareholders’ equity as of September 29, 2007.

In November 2006, holders of 75 shares of the Company’s Series B convertible preferred stock converted their shares to 64,803 shares of the Company’s common stock. As of September 29, 2007, 25 shares of the Company’s Series B convertible preferred stock remained outstanding which were fully redeemed during fiscal 2008.

Under the Company’s stock repurchase program, the Company is authorized to repurchase up to $100 million of its common stock, in part, to minimize the dilutive impact of the Company’s stock-based equity compensation programs over time. During the fiscal year ended September 26, 2009, the Company repurchased 2.2 million shares of its voting common stock for an aggregate price of approximately $19.3 million and 2.1 million shares of its Class A non-voting common stock for an aggregate price of approximately $17.8 million. In total, as of September 26, 2009, the Company had repurchased approximately 6.3 million shares under the program for approximately $53.0 million.

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

On January 3, 2007, the Company declared a stock dividend on the Company’s common stock and Class B stock to stockholders of record as of January 14, 2007. The stock dividend was in the form of two shares of the Company’s Class A common stock for each outstanding share of the Company’s common stock and Class B stock. Class A common stock certificates were distributed to stockholders on February 5, 2007.

14. Earnings per share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per share (EPS) computations:

	Fiscal year ended September 26, 2009			Fiscal year ended September 27, 2008			Fiscal year ended September 29, 2007
(in thousands, except per share amounts)	Net income	Shares	Per share	Net loss	Shares	Per share	Net income	Shares	Per share

Basic EPS:
Net income (loss) available to common shareholders	$65,948	69,499	$0.95	$(267,335)	71,117	$(3.76)	$32,304	70,824	$0.46

Effect of dilutive securities:
Options to purchase common stock		506	(0.01)		—	—		485	—
Restricted shares		259	—		—	—		676	(0.01)
Convertible preferred stock		—	—		—	—		65	—

Diluted EPS:
Net income (loss) available to common shareholders	$65,948	70,264	$0.94	$(267,335)	71,117	$(3.76)	$32,304	72,050	$0.45

Options to purchase 10.5 million shares of common stock and Class A common stock at prices ranging from $4.26 to $17.99 per share were outstanding at September 26, 2009. Of these shares, 6.7 million were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price of the common shares and, therefore, the effect of including these options would be anti-dilutive. Options to purchase 7.6 million shares of common stock and Class A common stock at prices ranging from $4.26 to $17.99 per share were outstanding at September 27, 2008. The potential effects of stock awards and the assumed conversion of the Company’s convertible preferred stock were excluded from the diluted earnings per share calculation for the fiscal year ended September 27, 2008, because their inclusion in a net loss period would be anti-dilutive to the earnings per share calculation. Options to purchase 4.7 million shares of common stock and Class A common stock at prices

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

ranging from $4.26 to $17.99 per share were outstanding at September 29, 2007. Of these shares, 1.8 million were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price of the common shares and, therefore, the effect of including these options would be anti-dilutive.

15. Quarterly financial data—unaudited

	Fiscal 2009
(in thousands, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Net sales	$292,542	$476,425	$482,162	$363,171
Gross profit	85,481	160,553	165,054	116,238
Net income (loss)	(6,184)	33,020	31,076	8,036

Net income (loss) per share:
Basic	$(0.09)	$0.48	$0.45	$0.12
Diluted	$(0.09)	$0.47	$0.44	$0.12

Weighted average common shares outstanding:
Basic	70,519	69,122	69,345	68,502
Diluted	70,519	69,872	70,449	69,768

	Fiscal 2008
(in thousands, except per share amounts)	1st Quarter		2nd Quarter	3rd Quarter	4th Quarter

Net sales	$313,785		$484,688	$492,937	$413,976
Gross profit	94,322		159,810	152,947	114,249
Net income (loss)	(289,526	)(1)	20,453	15,648	(13,910	)(2)

Net income (loss) per share:
Basic	$(4.07	)(1)	$0.29	$0.22	$(0.20	)(2)
Diluted	$(4.07	)(1)	$0.28	$0.22	$(0.20	)(2)

Weighted average shares outstanding:
Basic	71,178		71,427	71,493	70,330
Diluted	71,178		72,035	72,148	70,330

(1)	Includes goodwill impairment of $400,000 ($288,700 net of taxes, or $4.06 per share).

(2)	Includes goodwill and long-lived asset impairment of $29,800 ($18,900 net of taxes or $0.27 per share).

16. Transactions with related parties

During fiscal 2009, 2008 and 2007, subsidiaries of the Company purchased approximately $1.1 million, $1.2 million and $1.5 million, respectively, of products from Bio Plus, Inc., a company that produces granular peanut hulls. As of September 26, 2009 and September 27, 2008, the amounts owed to BioPlus, Inc for such purchases were not material. A director of the Company is a minority shareholder and a director of Bio Plus, Inc.

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

During fiscal 2009, 2008 and 2007, Tech Pac, a subsidiary of the Company, made purchases from Contract Packaging, Inc, (“CPI”), Tech Pac’s principal supplier and a minority 20% shareholder. Tech Pac’s total purchases from CPI were approximately $29 million, $18 million and $37 million for fiscal years 2009, 2008 and 2007, respectively. Amounts due to CPI as of September 26, 2009 and September 27, 2008 were $3.6 million and $1.5 million, respectively.

17. Business segment data

An operating segment is defined as a portion of an enterprise engaged in business activities about which separate financial information is available and evaluated regularly by the chief operating decision-maker in determining how to allocate resources and in assessing performance. The Company’s chief operating decision-maker is its Chief Executive Officer. Operating segments are managed separately because each segment represents a strategic business that offers different products or services. The Company’s Chief Executive Officer evaluates performance based on profit or loss from operations. The Company’s Corporate division is included in the following presentation since certain expenses of this division are not allocated separately to the two operating segments. Segment assets exclude cash equivalents, short-term investments, deferred taxes and goodwill.

Management has determined that the Company has two operating segments which are also reportable segments based on the level at which the Chief Executive Officer reviews the results of operations to make decisions regarding performance assessment and resource allocation. These operating segments are the Pet Products Group and the Garden Products Group. Substantially all of the Company’s assets and operations relate to its business in the United States.

The Pet Products Group segment consists of Four Paws Products, TFH Publications, Kaytee, Aquatics, Interpet, Pets International, Breeder’s Choice and Life Sciences. These businesses are engaged in the manufacturing, purchase, sale and delivery of internally and externally produced pet supplies, books and food principally to independent pet distributors, national and regional retail chains, grocery stores, mass merchants and bookstores. The Garden Products segment consists of Pennington Seed, Matthews Four Seasons, Grant’s, AMBRANDS, Lilly Miller, the Pottery Group, Gulfstream and GKI/Bethlehem Lighting. Products manufactured, designed and sourced, or distributed are products found typically in the lawn and garden sections of mass merchandisers, warehouse-type clubs, home improvement centers and nurseries and include grass seed, bird feed, clay pottery, outdoor wooden planters and trellises, herbicides and insecticides. These products are sold directly to national and regional retail chains, independent garden distributors, grocery stores, nurseries and garden supply retailers.

The Corporate division includes expenses associated with corporate functions and projects, certain employee benefits, goodwill, interest income, interest expense and intersegment eliminations.

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

The following table indicates each class of similar products which represented more than 10% of the Company’s consolidated net sales in the fiscal years presented (in millions).

Category	2009	2008	2007

Grass seed	$174.5	$206.3	$195.7
Bird feed	200.7	199.7	168.3
Garden chemicals and control products	270.5	247.6	257.4
Other garden supplies	211.8	232.6	221.5
Other pet supplies	756.8	819.2	828.2

Total	$1,614.3	$1,705.4	$1,671.1

Wal*Mart, our largest customer, represented approximately 18% of our total company net sales in fiscal 2009 and approximately 17% in fiscal 2008 and 2007, and represented approximately 32% of Garden Products’ net sales in fiscal 2009, 30% in fiscal 2008 and 31% in fiscal 2007. Sales to Home Depot represented approximately 14% of Garden Products’ net sales in fiscal 2009, 12% in fiscal 2008 and 14% in fiscal 2007. Sales to Lowe’s represented approximately 11% of our total company net sales in fiscal 2009, and represented approximately 22% of Garden Products’ net sales in fiscal 2009, 18% in fiscal 2008 and 17% in fiscal 2007. PETsMART represented approximately 10% of Pet Products’ net sales in fiscal 2009, 2008 and 2007. PETCO is also a significant customer.

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

Financial information relating to the Company’s business segments for each of the three most recent fiscal years is presented in the table below.

	Fiscal year ended
(in thousands)	September 26, 2009	September 27, 2008		September 29, 2007

Net sales:
Pet Products	$833,178	$897,826		$893,193
Garden Products	781,122	807,560		777,952

Total	$1,614,300	$1,705,386		$1,671,145

Income (loss) from operations:
Pet Products	$102,156	$(88,201	)(1)	$94,329
Garden Products	68,927	(198,210	)(2)	45,616
Corporate	(45,097)	(38,003)		(40,528)

Total	125,986	(324,414)		99,417
Interest expense	(22,710)	(38,326)		(49,685)
Interest income	649	1,053		1,538
Other income	52	2,116		2,402
Income taxes	(36,368)	93,069		(19,999)
Minority interest	(1,661)	(833)		(1,369)

Net income (loss)	$65,948	$(267,335)		$32,304

Assets:
Pet Products	$394,150	$472,415		$478,714
Garden Products	348,825	409,646		456,484
Corporate and eliminations	407,950	377,257		711,624

Total	$1,150,925	$1,259,318		$1,646,822

Depreciation and amortization:
Pet Products	$15,844	$17,278		$18,227
Garden Products	6,571	8,739		7,757
Corporate	6,740	6,500		4,733

Total	$29,155	$32,517		$30,717

Expenditures for long-lived assets:
Pet Products	$7,148	$6,890		$17,498
Garden Products	3,154	4,473		20,533
Corporate	6,203	10,986		22,007

Total	$16,505	$22,349		$60,038

Minority interest is associated with Garden Products.

(1)	Includes goodwill impairment of $195,978,000.

(2)	Includes goodwill and long-lived asset impairment of $233,786,000.

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

18. Consolidating condensed financial information of guarantor subsidiaries

Certain 100% wholly-owned subsidiaries of the Company (as listed below, collectively the “Guarantor Subsidiaries”) have guaranteed fully and unconditionally, on a joint and several basis, the obligation to pay principal and interest on the Company’s $150,000,000 9-1/8% Senior Subordinated Notes (the “Notes”) issued on January 30, 2003. Certain subsidiaries and operating divisions are not guarantors of the Notes and have been included in the financial results of the Parent in the information below. These Non-Guarantor entities are not material to the Parent. Those subsidiaries that are guarantors of the Notes are as follows:

Farnam Companies, Inc. (including Thompson’s Veterinary Supplies, Inc.)

Four Paws Products Ltd.

Grant Laboratories, Inc.

Gulfstream Home & Garden, Inc.

Interpet USA, LLC

Kaytee Products, Inc.

Matthews Redwood & Nursery Supply, Inc.

Matson, LLC

New England Pottery, LLC

Norcal Pottery Products, Inc.

Pennington Seed, Inc. (including Phaeton Corporation (dba Unicorn Labs), Pennington Seed, Inc. of Nebraska, Gro Tec, Inc., Seeds West, Inc., All-Glass Aquarium Co., Inc. (including Oceanic Systems, Inc.) and Cedar Works, LLC.)

Pets International, Ltd.

T.F.H. Publications, Inc.

Wellmark International (including B2E Corporation and B2E Biotech LLC)

In lieu of providing separate audited financial statements for the Guarantor Subsidiaries, the Company has included the accompanying consolidating condensed financial statements based on the Company’s understanding of the Securities and Exchange Commission’s interpretation and application of Rule 3-10 of the Securities and Exchange Commission’s Regulation S-X.

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

The consolidating condensed financial statements for 2008 and 2007 incorrectly reflected cash and cash equivalents of the Guarantor Subsidiaries as that of the Parent. As a result, the consolidating condensed balance sheets and consolidating condensed statements of cash flows for fiscal 2008 and 2007 have been adjusted. Specifically, cash and cash equivalents, accounts payable, and net cash provided by (used in) operating activities for the Parent and Guarantor Subsidiaries were revised by $3.9 million and $0.7 million in fiscal 2008 and fiscal 2007, respectively.

(in thousands)	Consolidating condensed statement of operations Fiscal year ended September 26, 2009
	Unconsolidated
	Parent	Guarantor subsidiaries	Eliminations	Consolidated

Net sales	$489,717	$1,264,278	$(139,695)	$1,614,300
Cost of goods sold and occupancy	358,153	868,516	(139,695)	1,086,974

Gross profit	131,564	395,762	—	527,326
Selling, general and administrative expenses	122,654	278,686	—	401,340

Income from operations	8,910	117,076	—	125,986
Interest—net	(22,370)	309	—	(22,061)
Other income (expense)	(6,642)	6,694	—	52

Income (loss) before income taxes and minority interest	(20,102)	124,079	—	103,977
Income taxes (tax benefit)	(7,711)	44,079	—	36,368
Minority interest	1,661	—	—	1,661

Net income (loss) before equity in undistributed income of guarantor subsidiaries	(14,052)	80,000	—	65,948
Equity in undistributed income of guarantor subsidiaries	80,000	—	(80,000)	—

Net income	$65,948	$80,000	$(80,000)	$65,948

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

(in thousands)	Consolidating condensed statement of operations Fiscal year ended September 27, 2008
	Unconsolidated			Consolidated
	Parent	Guarantor subsidiaries	Eliminations

Net sales	$481,684	$1,331,918	$(108,216)	$1,705,386
Cost of goods sold and occupancy	355,855	936,419	(108,216)	1,184,058

Gross profit	125,829	395,499	—	521,328
Selling, general and administrative expenses	123,622	292,356	—	415,978
Goodwill and other impairments	91,481	338,283	—	429,764

Loss from operations	(89,274)	(235,140)	—	(324,414)
Interest—net	(36,918)	(355)	—	(37,273)
Other income (expense)	(2,281)	4,397	—	2,116

Loss before income taxes	(128,473)	(231,098)	—	(359,571)
Income taxes (tax benefit)	(33,225)	(59,844)	—	(93,069)
Minority interest	833	—	—	833

Net income (loss) before equity in undistributed income of guarantor subsidiaries	(96,081)	(171,254)	—	(267,335)
Equity in undistributed (loss) income of guarantor subsidiaries	(171,254)	—	171,254	—

Net loss	$(267,335)	$(171,254)	$171,254	$(267,335)

(in thousands)	Consolidating condensed statement of operations Fiscal year ended September 29, 2007
	Unconsolidated			Consolidated
	Parent	Guarantor subsidiaries	Eliminations

Net sales	$499,083	$1,282,781	$(110,719)	$1,671,145
Cost of goods sold and occupancy	354,020	893,524	(110,719)	1,136,825

Gross profit	145,063	389,257	—	534,320
Selling, general and administrative expenses	131,814	303,089	—	434,903

Income from operations	13,249	86,168	—	99,417
Interest—net	(48,599)	452	—	(48,147)
Other income (expense)	(4,499)	6,901	—	2,402

Income (loss) before income taxes and minority interest	(39,849)	93,521	—	53,672
Income taxes (tax benefit)	(15,794)	35,793	—	19,999
Minority interest	1,369	—	—	1,369

Net income (loss) before equity in undistributed income of guarantor subsidiaries	(25,424)	57,728	—	32,304
Equity in undistributed income of guarantor subsidiaries	57,728	—	(57,728)	—

Net income	$32,304	$57,728	$(57,728)	$32,304

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

(in thousands)	Consolidating condensed balance sheet September 26, 2009
	Unconsolidated			Consolidated
	Parent	Guarantor subsidiaries	Eliminations

ASSETS
Cash and cash equivalents	$82,958	$2,710	$—	$85,668
Accounts receivable, net	43,759	169,554	(6,748)	206,565
Inventories	80,512	204,322	—	284,834
Prepaid expenses and other assets	26,341	18,084	—	44,425

Total current assets	233,570	394,670	(6,748)	621,492
Land, buildings, improvements and equipment, net	55,644	109,090	—	164,734
Goodwill	—	207,749	—	207,749
Investment in guarantors	692,723	—	(692,723)	—
Other assets	49,266	107,684	—	156,950

Total	$1,031,203	$819,193	$(699,471)	$1,150,925

LIABILITIES
Accounts payable	$38,675	$76,909	$(6,748)	$108,836
Accrued expenses and other liabilities	38,343	47,070	—	85,413

Total current liabilities	77,018	123,979	(6,748)	194,249
Long-term debt	404,687	128	—	404,815
Other long-term obligations	2,163	2,363	—	4,526
Minority interest	2,250	—	—	2,250
Total shareholders’ equity	545,085	692,723	(692,723)	545,085

Total	$1,031,203	$819,193	$(699,471)	$1,150,925

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

(in thousands)	Consolidating condensed balance sheet September 27, 2008
	Unconsolidated
	Parent	Guarantor subsidiaries	Eliminations	Consolidated

ASSETS
Cash and cash equivalents	$22,866	$4,063	$—	$26,929
Accounts receivable, net	55,325	215,832	(10,518)	260,639
Inventories	93,366	256,133	—	349,499
Prepaid expenses and other assets	17,929	16,757	—	34,686

Total current assets	189,486	492,785	(10,518)	671,753
Land, buildings, improvements and equipment, net	56,693	117,320	—	174,013
Goodwill	—	201,499	—	201,499
Investment in guarantors	724,868	—	(724,868)	—
Other assets	145,977	107,632	(41,556)	212,053

Total	$1,117,024	$919,236	$(776,942)	$1,259,318

LIABILITIES
Accounts payable	$42,954	$100,928	$(10,518)	$133,364
Accrued expenses and other liabilities	38,924	48,761	—	87,685

Total current liabilities	81,878	149,689	(10,518)	221,049
Long-term debt	519,583	224	—	519,807
Other long-term obligations	4,138	44,455	(41,556)	7,037
Minority interest	2,667	—	—	2,667
Total shareholders’ equity	508,758	724,868	(724,868)	508,758

Total	$1,117,024	$919,236	$(776,942)	$1,259,318

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

(in thousands)	Consolidating condensed statement of cash flows Fiscal year ended September 26, 2009
	Unconsolidated
	Parent	Guarantor subsidiaries	Eliminations	Consolidated

Net cash provided (used) by operating activities	$179,757	$121,881	$(80,000)	$221,638

Additions to property	(7,882)	(8,623)	—	(16,505)
Businesses acquired, net of cash acquired	—	(6,549)	—	(6,549)
Proceeds from disposals of property	—	2,512	—	2,512
Investment in guarantor	30,007	(110,007)	80,000	—

Net cash provided (used) by investing activities	22,125	(122,667)	80,000	(20,542)

Repayments on revolving line of credit	(551,000)	—	—	(551,000)
Borrowings on revolving line of credit	473,000	—	—	473,000
Repayments of long-term debt	(24,780)	(221)	—	(25,001)
Proceeds from issuance of common stock	479	—	—	479
Excess tax benefits from stock-based awards	542	—	—	542
Repurchase of common stock	(37,821)	—	—	(37,821)
Payment of financing costs	(128)	—	—	(128)
Distribution to minority interest	(2,082)	—	—	(2,082)

Net cash used in financing activities	(141,790)	(221)	—	(142,011)

Effect of exchange rates on cash	—	(346)	—	(346)

Net increase (decrease) in cash and cash equivalents	60,092	(1,353)	—	58,739
Cash and cash equivalents at beginning of year	22,866	4,063	—	26,929

Cash and cash equivalents at end of year	$82,958	$2,710	$—	$85,668

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

(in thousands)	Consolidating condensed statement of cash flows Fiscal year ended September 27, 2008
	Unconsolidated
	Parent	Guarantor subsidiaries	Eliminations	Consolidated

Net cash provided (used) by operating activities	$(254,189)	$197,963	$171,254	$115,028

Additions to property	(11,642)	(10,707)	—	(22,349)
Proceeds from disposal of Property	—	12,053	—	12,053
Businesses acquired, net of cash acquired	—	(5,010)	—	(5,010)
Restricted investments	(100)	—	—	(100)
Investment in guarantor	368,472	(197,218)	(171,254)	—

Net cash provided (used) by investing activities	356,730	(200,882)	(171,254)	(15,406)

Repayments on revolving line of credit	(804,000)	—	—	(804,000)
Borrowings on revolving line of credit	718,000	—	—	718,000
Repayments of long-term debt	(2,399)	(212)	—	(2,611)
Redemption of preferred stock	(750)	—	—	(750)
Proceeds from issuance of common stock	1,432	—	—	1,432
Excess tax benefits from stock-based awards	68	—	—	68
Repurchase of common stock	(5,899)	—	—	(5,899)
Payment of financing costs	(175)	—	—	(175)

Net cash provided by financing activities	(93,723)	(212)	—	(93,935)

Effect of exchange rates on cash	—	187	—	187

Net increase (decrease) in cash and cash equivalents	8,818	(2,944)	—	5,874
Cash and cash equivalents at beginning of year	14,048	7,007	—	21,055

Cash and cash equivalents at end of year	$22,866	$4,063	$—	$26,929

Central Garden & Pet Company

Notes to consolidated financial statements—(Continued)

(in thousands)	Consolidating condensed statement of cash flows Fiscal year ended September 29, 2007
	Unconsolidated
	Parent	Guarantor subsidiaries	Eliminations	Consolidated

Net cash provided (used) by operating activities	$46,707	$49,556	$(57,728)	$38,535

Additions to property	(23,574)	(36,464)	—	(60,038)
Businesses acquired, net of cash acquired	(1,465)	(32,539)	—	(34,004)
Collection of note	3,340	—	—	3,340
Issuance of note	—	(2,025)	—	(2,025)
Restricted investments	267	—	—	267
Investment in guarantor	(72,173)	14,445	57,728	—

Net cash provided (used) by investing activities	(93,605)	(56,583)	57,728	(92,460)

Repayments on revolving line of credit	(967,000)	—	—	(967,000)
Borrowings on revolving line of credit	1,012,000	—	—	1,012,000
Repayments of long-term debt	(3,411)	447	—	(2,964)
Proceeds from issuance of common stock	4,393	—	—	4,393
Excess tax benefits from stock-based awards	1,977	—	—	1,977
Distribution to minority interest	(800)	—	—	(800)
Payment of financing costs	(1,131)	—	—	(1,131)

Net cash provided by financing activities	46,028	447	—	46,475

Effect of exchange rates on cash	—	99	—	99

Net increase (decrease) in cash and cash equivalents	(870)	(6,481)	—	(7,351)
Cash and cash equivalents at beginning of year	14,918	13,488	—	28,406

Cash and cash equivalents at end of year	$14,048	$7,007	$—	$21,055

Central Garden & Pet Company

Condensed consolidated balance sheets

(in thousands, except share and per share amounts)

Unaudited

	December 27, 2008	December 26, 2009	(See note 1) September 26, 2009

ASSETS

Current assets:
Cash and cash equivalents	$8,862	$91,791	$85,668
Accounts receivable (less allowance for doubtful accounts of $14,192, $17,890 and $18,014)	165,681	128,991	206,565
Inventories	393,702	327,403	284,834
Prepaid expenses and other	41,207	48,023	44,425

Total current assets	609,452	596,208	621,492

Land, buildings, improvements and equipment—net	171,616	162,336	164,734
Goodwill	201,499	207,749	207,749
Other intangible assets—net	106,493	102,236	103,366
Deferred income taxes and other assets	105,301	53,448	53,584

Total	$1,194,361	$1,121,977	$1,150,925

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$120,936	$117,635	$108,836
Accrued expenses	78,268	83,091	82,143
Current portion of long-term debt	3,332	3,256	3,270

Total current liabilities	202,536	203,982	194,249

Long-term debt	487,721	404,007	404,815
Other long-term obligations	6,663	4,405	4,526

Shareholders’ equity:
Common stock, $.01 par value: 20,763,918, 17,125,695 and 18,777,155 shares outstanding at December 27, 2008, December 26, 2009 and September 26, 2009	208	171	188
Class A common stock, $.01 par value: 47,967,785, 45,745,191 and 47,532,954 shares outstanding at December 27, 2008, December 26, 2009 and September 26, 2009	480	458	475
Class B stock, $.01 par value: 1,652,262 shares outstanding	16	16	16
Additional paid-in capital	552,893	505,568	531,300
Accumulated earnings (deficit)	(56,647)	2,309	12,044
Accumulated other comprehensive income	32	1,101	1,062

Total Central Garden & Pet Company shareholders’ equity	496,982	509,623	545,085
Noncontrolling interest	459	(40)	2,250

Total shareholders’ equity	497,441	509,583	547,335

Total	$1,194,361	$1,121,977	$1,150,925

See notes to condensed consolidated financial statements.

Central Garden & Pet Company

Condensed consolidated statements of operations

(in thousands, except per share amounts)

(unaudited)

	Three months ended
	December 27, 2008	December 26, 2009

Net sales	$292,542	$269,236
Cost of goods sold and occupancy	207,061	181,467

Gross profit	85,481	87,769
Selling, general and administrative expenses	88,147	87,248

Income (loss) from operations	(2,666)	521
Interest expense	(6,884)	(4,944)
Interest income	332	10
Other income (expense)	(950)	592

Loss before income tax benefit	(10,168)	(3,821)
Income tax benefit	(3,853)	(1,402)

Loss including noncontrolling interest	(6,315)	(2,419)
Net income (loss) attributable to noncontrolling interest	(131)	475

Net loss attributable to Central Garden & Pet Company	$(6,184)	$(2,894)

Net loss per share attributable to Central Garden & Pet Company:
Basic and diluted	$(0.09)	$(0.04)

Weighted average shares used in the computation of net loss per share:
Basic and diluted	70,519	66,828

See notes to condensed consolidated financial statements.

Central Garden & Pet Company

Condensed consolidated statements of cash flows

(in thousands)

(unaudited)

	Three months ended
	December 27, 2008	December 26, 2009

Cash flows from operating activities:
Net loss	$(6,315)	$(2,419)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,474	7,231
Stock-based compensation	1,072	1,846
Excess tax benefits from stock-based awards	—	(196)
Deferred income taxes	(365)	(519)
(Gain) loss on sale of property and equipment	(11)	112
Gain on termination of interest rate swap	—	(142)
Change in assets and liabilities:
Accounts receivable	94,061	77,578
Inventories	(46,805)	(42,522)
Prepaid expenses and other assets	(3,554)	(2,948)
Accounts payable	(12,769)	7,946
Accrued expenses	(6,335)	(1,558)
Other long-term obligations	(374)	(121)

Net cash provided by operating activities	26,079	44,288

Cash flows from investing activities:
Additions to property and equipment	(3,889)	(2,612)
Restricted investments	(331)	—

Net cash used in investing activities	(4,220)	(2,612)

Cash flows from financing activities:
Borrowings on revolving line of credit	148,000	—
Repayments of revolving line of credit	(160,000)	—
Repayments of long-term debt	(22,486)	(823)
Proceeds from issuance of common stock	—	295
Repurchase of common stock	(2,866)	(32,450)
Distribution to noncontrolling interest	(2,082)	(2,761)
Excess tax benefits from stock-based awards	—	196

Net cash used in financing activities	(39,434)	(35,543)
Effect of exchange rate changes on cash and cash equivalents	(492)	(10)

Net (decrease) increase in cash and cash equivalents	(18,067)	6,123
Cash and equivalents at beginning of period	26,929	85,668

Cash and equivalents at end of period	$8,862	$91,791

See notes to condensed consolidated financial statements.

Central Garden & Pet Company

Notes to condensed consolidated financial statements

Three months ended December 26, 2009

(unaudited)

1. Basis of presentation

The condensed consolidated balance sheets of Central Garden & Pet Company and subsidiaries (the “Company” or “Central”) as of December 27, 2008 and December 26, 2009, the condensed consolidated statements of operations and cash flows for the three months ended December 27, 2008 and December 26, 2009 have been prepared by the Company, without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) considered necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods mentioned above, have been made.

For the Company’s foreign business in the UK, the local currency is the functional currency. Assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Income and expenses are translated at the average exchange rate for the period. Deferred taxes are not provided on translation gains and losses, because the Company expects earnings of its foreign subsidiary to be permanently reinvested. Transaction gains and losses are included in results of operations. See Note 7, Supplemental Equity and Comprehensive Income Information, for further detail.

Due to the seasonal nature of the Company’s garden business, the results of operations for the three month periods ended December 26, 2009 and December 27, 2008 are not indicative of the operating results that may be expected for the entire fiscal year. These interim financial statements should be read in conjunction with the annual audited financial statements, accounting policies and financial notes thereto, included in the Company’s 2009 Annual Report on Form 10-K, which has previously been filed with the Securities and Exchange Commission. The September 26, 2009 balance sheet presented herein was derived from the audited statements.

The Company has evaluated subsequent events through February 4, 2010, the filing date of this Form 10-Q, and has determined that there were no subsequent events to recognize or disclose in these financial statements.

Noncontrolling interest

Noncontrolling interest in the Company’s condensed consolidated financial statements represents the 20% interest not owned by Central in a consolidated subsidiary. Since the Company controls this subsidiary, its financial statements are fully consolidated with those of the Company, and the noncontrolling owner’s 20% share of the subsidiary’s net assets and results of operations is deducted and reported as noncontrolling interest on the consolidated balance sheets and as net income (loss) attributable to noncontrolling interest in the consolidated statements of operations. Effective September 27, 2009, the Company adopted new accounting guidance, as discussed further below, concerning the treatment of noncontrolling interests in consolidated financial statements. The new guidance changed the accounting and reporting for minority interests, which have been re-characterized as noncontrolling interests, as discussed above. Prior period financial statements and disclosures for existing minority interests have been restated in accordance with the new guidance. As of December 27, 2008, September 26, 2009, September 27, 2008 and September 29, 2007 the liability related to noncontrolling interest was $0.5 million,

$2.3 million, $2.7 million and $1.8 million, respectively, and was included as mezzanine equity on the consolidated balance sheets. For the three months ended December 27, 2008 and the fiscal years ended September 26, 2009, September 27, 2008 and September 29, 2007, the net income (loss) attributable to noncontrolling interest was ($0.1) million, $1.7 million, $0.8 million and $1.4 million, respectively, and was included as minority interest on the consolidated statements of operations. All other requirements of the new guidance will be applied prospectively. See Note 7, Supplemental Equity and Comprehensive Income Information, for additional information and revised disclosures required by the adoption of that guidance.

Derivative instruments

The Company principally uses a combination of purchase orders and various short and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities. The Company also enters into commodity futures and options contracts to reduce the volatility of price fluctuations of corn, which impacts the cost of raw materials. The Company’s primary objective when entering into these derivative contracts is to achieve greater certainty with regard to the future price of commodities purchased for use in its supply chain. These derivative contracts are entered into for periods consistent with the related underlying exposures and do not constitute positions independent of those exposures. The Company does not enter into derivative contracts for speculative purposes and does not use leveraged instruments.

The Company does not perform the assessments required to achieve hedge accounting for commodity derivative positions. Accordingly, the changes in the values of these derivatives are recorded currently in cost of sales in its condensed consolidated statements of operations. As of December 26, 2009, the notional amount of these contracts was not significant.

Repurchase of company stock

During the quarter ended December 26, 2009, we repurchased and retired 1.7 million shares of our voting common stock at an aggregate cost of approximately $16.6 million, or approximately $9.96 per share, and 1.9 million shares of our non-voting Class A common stock at an aggregate cost of approximately $18.0 million, or approximately $9.58 per share.

Recent accounting pronouncements

Accounting Standards Codification (“ASC”) Subtopic 820, “Fair Value Measurements and Disclosures,” provides a consistent definition of fair value that focuses on exit price, prioritizes the use of market-based inputs over entity-specific inputs for measuring fair value and establishes a three-level hierarchy for fair value measurements. On September 28, 2008, the Company adopted the applicable sections of ASC 820 for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. At that time, the Company elected to defer adoption of ASC 820 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. On September 27, 2009, the Company adopted the sections of ASC 820 regarding nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Fair value measurements of non-financial assets and liabilities are used primarily in the impairment analyses of long-lived assets, goodwill and other intangible assets. The applicable sections of ASC 820 were applied prospectively. The adoption of the various sections of ASC 820 on September 28, 2008 and September 27, 2009 did not have a material impact on the Company’s consolidated financial statements.

On September 27, 2009, the Company adopted the applicable sections of ASC 805, “Business Combinations.” ASC 805 provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any noncontrolling interest in the acquiree in a business combination. Additionally, this ASC provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 amends the applicable sections of ASC 740, “Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies related to acquisitions made prior to September 27, 2009 also fall within the scope of these sections. The adoption of the applicable sections of this ASC may have an impact on the accounting for any future acquisitions or divestitures.

On September 27, 2009, the Company adopted the applicable sections of ASC 805, “Business Combinations,” that address accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. These applicable sections address application issues raised on the initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. These sections generally apply to assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of ASC 450, “Contingencies,” if not acquired or assumed in a business combination. The adoption of these applicable sections may have an impact on the accounting for any future acquisitions or divestitures.

On September 27, 2009, the Company adopted ASC 810-10-65-1, “Consolidation.” This section requires reporting entities to present noncontrolling interests in any of its consolidated entities as equity (as opposed to a liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. The adoption did not have an impact on net earnings or equity attributable to the Company’s shareholders, but impacted the presentation format of the Company’s consolidated statements of operations and consolidated balance sheets as follows:

•	Consolidated net income (loss) was recast to include net income (loss) attributable to both the Company and noncontrolling interests in the condensed consolidated statements of operations.

•	Noncontrolling interests were reclassified from mezzanine equity to equity, separate from the Company’s shareholders’ equity, in the condensed consolidated balance sheets.

•

The condensed consolidated statements of cash flows now begin with net income (loss) (including noncontrolling interests) instead of net income (loss) attributable to Central Garden & Pet Company, with net income (loss) from noncontrolling interests no longer a reconciling item in arriving at net cash provided by operating activities.

•	Interim disclosures of consolidated shareholders’ equity and comprehensive income have been added as part of the disclosure requirements.

On September 27, 2009, the Company adopted provisions of ASC 815, “Derivatives and Hedging,” which requires entities to disclose: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The adoption of the provisions of this ASC did not have a material impact on the Company’s consolidated financial statements.

On September 27, 2009, the Company adopted the applicable sections of ASC 275, “Risks and Uncertainties,” and ASC 350, “Intangibles—Goodwill and Other,” that address the determination of the useful life of intangible assets. These sections address the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The adoption of these applicable sections may have an impact on the accounting for intangible assets that are a part of any future acquisitions.

On September 27, 2009, the Company adopted the applicable sections of ASC 260-10, “Earnings Per Share,” that address whether instruments granted in share-based payment transactions are participating securities. These sections conclude that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of basic earnings per share pursuant to the two-class method. The adoption of these applicable sections did not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, “Measuring Liabilities at Fair Value.” ASU 2009-05 amends ASC 820, “Fair Value Measurements,” by providing additional guidance on determining the fair value of liabilities when a quoted price in an active market for an identical liability is not available. This ASU became effective for the Company on September 27, 2009 and did not have a significant impact on the measurement of its liabilities as of that date; however, the ASU may affect the fair value measurement of liabilities for future acquisitions and divestitures.

In December 2009, the FASB issued ASU No. 2009-16, “Accounting for Transfers of Financial Assets.” ASU 2009-16 amends the guidance on accounting for transfers of financial assets, including securitization transactions, where entities have continued exposure to risks related to transferred financial assets, and also expands the disclosure requirements for such transactions. This ASU will become effective for the Company on September 26, 2010. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” This ASU amends the guidance for consolidation of VIEs primarily related to the determination of the primary beneficiary of the VIE. This ASU will become effective for the Company on September 26, 2010. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-6, “Improving Disclosures about Fair Value Measurements.” This ASU requires new disclosures regarding transfers in and out of Level 1 and Level 2 fair value measurements, as well as requiring presentation on a gross basis information about purchases, sales, issuances and settlements in Level 3 fair value measurements. The ASU also clarifies existing disclosures regarding level of disaggregation, inputs and valuation techniques. The ASU is effective for interim and annual reporting periods beginning after December 15, 2009 and will be effective for the Company December 27, 2009. Disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010 and will be effective for the Company on September 25, 2011.

2. Fair value measurements

ASC 820 establishes a single authoritative definition of fair value, a framework for measuring fair value and expands disclosure of fair value measurements. ASC 820 requires financial assets and liabilities to be categorized based on the inputs used to calculate their fair values as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3—Unobservable inputs for the asset or liability, which reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Assets and liabilities measured at fair value on a recurring basis

The Company had no significant financial assets or liabilities measured at fair value as of December 26, 2009.

In February 2009, the Company’s $75 million pay-floating interest rate swap was terminated prior to its maturity by the counterparty in accordance with the terms of the interest rate swap agreement. Prior to its termination, the swap was measured under Level 2 inputs in the fair value hierarchy. As a result of this swap termination, the Company received cash proceeds and realized a settlement gain of $2.3 million that was recorded as an adjustment to the carrying amount of the related debt. The settlement gain is being amortized as an offset to interest expense over the remaining term of the debt, which matures February 2013.

Assets and liabilities measured at fair value on a non-recurring basis

The Company measures certain non-financial assets and liabilities, including long-lived assets, goodwill and intangible assets, at fair value on a non-recurring basis. Fair value measurements of non-financial assets and non-financial liabilities are used primarily in the impairment analyses of long-lived assets, goodwill and other intangible assets. During the period ended December 26, 2009, the Company was not required to measure any significant non-financial assets and liabilities at fair value.

3. Financial instruments

The Company’s financial instruments include cash and equivalents, accounts receivable and payable, short-term borrowings, and accrued liabilities. The carrying amount of these instruments approximates fair value because of their short-term nature.

The estimated fair value of the Company’s senior subordinated notes as of December 26, 2009 is $139.2 million, compared to a carrying value of $138.9 million. The estimated fair value is based on quoted market prices for these instruments.

The estimated fair value of the Company’s term loan, including current portion, as of December 26, 2009 is $252.4 million, compared to a carrying value of $267.8 million. The estimated fair value has been determined using inputs that were derived from available market information and may not be representative of actual values that could have been or will be realized in the future.

4. Goodwill

The Company accounts for goodwill in accordance with ASC 350, “Intangibles—Goodwill and Other,” and tests goodwill for impairment annually, or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This assessment involves the use of significant accounting judgments and estimates as to future operating results and discount rates. Changes in estimates or use of different assumptions could produce significantly different results. An impairment loss is generally recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit. The Company uses discounted cash flow analysis to estimate the fair value of our reporting units. The Company’s goodwill impairment analysis also includes a comparison of the aggregate estimated fair value of all four reporting units to the Company’s total market capitalization.

5. Other intangible assets

The following table summarizes the components of gross and net acquired intangible assets:

(in millions)	Gross	Accumulated amortization	Impairment	Net carrying value

December 26, 2009
Marketing-related intangible assets—amortizable	$12.4	$(4.2)	$—	$8.2
Marketing-related intangible assets—nonamortizable	59.6	—	(4.9)	54.7

Total	72.0	(4.2)	(4.9)	62.9

Customer-related intangible assets—amortizable	41.6	(9.2)	—	32.4
Customer-related intangible assets—nonamortizable	—	—	—	—

Total	41.6	(9.2)	—	32.4

Other acquired intangible assets—amortizable	9.2	(2.3)	—	6.9
Other acquired intangible assets—nonamortizable	1.2	—	(1.2)	—

Total	10.4	(2.3)	(1.2)	6.9

Total other intangible assets	$124.0	$(15.7)	$(6.1)	$102.2

(in millions)	Gross	Accumulated amortization	Impairment	Net carrying value

December 27, 2008
Marketing-related intangible assets—amortizable	$10.5	$(2.9)	$—	$7.6
Marketing-related intangible assets—nonamortizable	61.4	—	(4.9)	56.5

Total	71.9	(2.9)	(4.9)	64.1

Customer-related intangible assets—amortizable	41.6	(7.0)	—	34.6
Customer-related intangible assets—nonamortizable	—	—	—	—

Total	41.6	(7.0)	—	34.6

Other acquired intangible assets— amortizable	9.2	(1.4)	—	7.8
Other acquired intangible assets—nonamortizable	1.2	—	(1.2)	—

Total	10.4	(1.4)	(1.2)	7.8

Total other intangible assets	$123.9	$(11.3)	$(6.1)	$106.5

September 26, 2009
Marketing-related intangible assets— amortizable	$10.5	$(3.6)	$—	$6.9
Marketing-related intangible assets—nonamortizable	61.4	—	(4.9)	56.5

Total	71.9	(3.6)	(4.9)	63.4
Customer-related intangible assets— amortizable	41.6	(8.7)	—	32.9
Customer-related intangible assets—nonamortizable	—	—	—	—

Total	41.6	(8.7)	—	32.9
Other acquired intangible assets — amortizable	9.2	(2.1)	—	7.1
Other acquired intangible assets—nonamortizable	1.2	—	(1.2)	—

Total	10.4	(2.1)	(1.2)	7.1

Total other intangible assets	$123.9	$(14.4)	$(6.1)	$103.4

Other intangible assets acquired include contract-based and technology-based intangible assets.

The Company evaluates long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company evaluates indefinite-lived intangible assets on an annual basis, and no impairment of its indefinite-lived intangible assets was indicated during its fiscal 2009 review. Other factors indicating the carrying value of the Company’s amortizable intangible assets may not be recoverable were not present during fiscal 2009, and accordingly, no impairment charges were recognized during fiscal 2009. In fiscal 2008, indicators of impairment were identified within the Garden Products segment related to current operating losses in certain operations. Accordingly, the Company recognized a $6.1 million impairment charge related to certain trade names.

The Company is currently amortizing its acquired intangible assets with definite lives over periods ranging from 1 to 25 years; over weighted average lives of 12 years for marketing-related intangibles, 22 years for customer-related intangibles and nine years for other acquired intangibles. Amortization expense for intangibles subject to amortization was approximately $1.2 million and $1.0 million for the three month periods ended December 26, 2009 and December 27, 2008, respectively, and is classified within operating expenses in the condensed consolidated statements of operations. Estimated annual amortization expense related to acquired intangible assets in each of the succeeding five years is estimated to be approximately $4 million per year from fiscal 2010 through fiscal 2014.

6. Long-term debt

As of December 26, 2009, the Company has $650 million in senior secured credit facilities, consisting of a $350 million revolving credit facility maturing in February 2011 and a $300 million term loan maturing in September 2012. Interest on the revolving credit facility is based, at the Company’s option, on a rate equal to prime plus a margin, which fluctuates from 0% to 0.375%, or LIBOR plus a margin, which fluctuates from 0.75% to 1.50%, determined quarterly based on consolidated total debt to consolidated EBITDA for the most recent trailing 12-month period. As of December 26, 2009, the applicable interest rate on the revolving credit facility related to base rate borrowings was 3.38%, and the applicable interest rate related to LIBOR rate borrowings was 1.49%. Interest on the term loan is based, at the Company’s option, on a rate equal to LIBOR plus a margin, which fluctuates from 1.50% to 1.75%, or the prime rate plus a margin, which fluctuates from 0.50% to 0.75. As of December 26, 2009, the applicable interest rate on the term loan related to base rate borrowings was 3.75%, and the applicable rate related to LIBOR rate borrowings was 1.74%. The term loan is payable in quarterly installments of $750,000 with the balance payable in September 2012. As of December 26, 2009, $267.8 million of the term loan was outstanding.

These facilities are secured by substantially all of the Company’s assets and contain certain financial covenants which require the Company to maintain minimum levels of interest coverage and maximum levels of total debt to EBITDA and that restrict the Company’s ability to repurchase its stock, make investments in or acquisitions of other businesses and pay dividends above certain levels over the life of the facilities. Under the terms of the Company’s senior secured credit facilities, it may make restricted payments, including cash dividends and stock repurchases, in an aggregate amount not to exceed $75 million over the life of the facilities; if the total leverage ratio for the fiscal quarter most recently ended is less than 3.0 to 1.0, the maximum restricted payment amount will be increased to $100 million over the life of the facilities. Apart from the covenants limiting restricted payments and capital expenditures, the facilities do not restrict the use of retained earnings or net income.

The Company was in compliance with all financial covenants as of December 26, 2009. There was no outstanding balance at December 26, 2009 under the $350 million revolving credit facility. There were $16.2 million of outstanding letters of credit. After giving effect to the financial covenants in the credit agreement, the remaining potential borrowing capacity was $326.9 million.

The Company’s credit facility contains mandatory prepayment provisions when it has excess cash flow and the leverage ratio exceeds 3.0 to 1.0, as defined in the credit agreement, during the fiscal year. Accordingly, in December 2008, the Company repaid approximately $21.6 million of the term loan per this provision.

The Company also has outstanding $150 million of 9- 1/8% senior subordinated notes due 2013. In October 2003, the Company entered into a $75 million pay-floating interest rate swap effectively converting half of its $150 million fixed rate 9- 1/8 % senior subordinated notes to a floating rate of LIBOR + 4.04%. In February 2009, the swap was terminated prior to its maturity by the counterparty in accordance with the terms of the interest rate swap agreement. As a result of this swap termination, the Company received cash proceeds and realized a settlement gain of $2.3 million that was recorded as an adjustment to the carrying amount of the related debt. The settlement gain is being amortized as an offset to interest expense over the remaining term of the debt, which matures in February 2013.

In connection with the 2006 purchase by a wholly-owned subsidiary of an additional 60% equity interest in Tech Pac L.L.C., the Company deposited approximately $15.5 million into an escrow for possible contingent performance-based payments. In March 2009, a net amount of $4.8 million in cash was paid in performance-based payments, which the Company recognized as additional goodwill. There are no remaining contingent performance-based payments due to the seller. As part of the resolution of the contingent payments, the Company became the beneficiary of the remaining funds in the escrow, which are comprised primarily of $12.8 million of aggregate principal amount of the senior subordinated notes. Under the requirements of ASC 860, “Transfers and Servicing,” the senior subordinated notes contained within the escrow accounts have been recorded as a reduction of debt for accounting purposes against the Company’s outstanding senior subordinated notes balance as of December 26, 2009. The senior subordinated notes continue to be held in escrow and have not been retired.

7. Supplemental equity and comprehensive income information

The following table summarizes the allocation of total comprehensive income between controlling and noncontrolling interests for the three months ended December 26, 2009 and December 27, 2008:

	Three months ended December 26, 2009
(in thousands)	Controlling interest	Noncontrolling interest	Total

Net income (loss)	$(2,894)	$475	$(2,419)

Other comprehensive income:
Foreign currency translation	39	—	39

Total comprehensive income (loss)	$(2,855)	$475	$(2,380)

	Three months ended December 27, 2008
(in thousands)	Controlling Interest	Noncontrolling Interest	Total

Net loss	$(6,184)	$(131)	$(6,315)

Other comprehensive loss:
Foreign currency translation	(3,168)	—	(3,168)

Total comprehensive income (loss)	$(9,352)	$(131)	$(9,483)

The following table provides a summary of the changes in the carrying amounts of shareholders’ equity attributable to controlling interest and noncontrolling interest for the three months ended December 26, 2009 and December 27, 2008:

	Controlling Interest
(in thousands)	Common stock	Class A common stock	Class B stock	Additional paid in capital	Retained earnings	Accumulated other comprehensive income	Total	Noncontrolling interest	Total

Balance September 26, 2009	$188	$475	$16	$531,300	$12,044	$1,062	$545,085	$2,250	$547,335
Comprehensive income (loss)					(2,894)	39	(2,855)	475	(2,380)
Stock based compensation				1,363			1,363		1,363
Restricted share activity				(46)			(46)		(46)
Issuance of common stock		2		604			606		606
Repurchase of common stock	(17)	(19)		(27,849)	(6,841)		(34,726)		(34,726)
Distributions to noncontrolling interest								(2,761)	(2,761)
Other								(4)	(4)
Tax benefit on stock option exercise				196			196		196

Balance December 26, 2009	$171	$458	$16	$505,568	$2,309	$1,101	$509,623	$(40)	$509,583

	Controlling Interest
(in thousands)	Common stock	Class A common stock	Class B stock	Additional paid in capital	Retained earnings (deficit)	Accumulated other comprehensive income	Total	Noncontrolling interest	Total

Balance September 27, 2008	$210	$485	$16	$555,310	$(50,463)	$3,200	$508,758	$2,667	$511,425
Comprehensive loss					(6,184)	(3,168)	(9,352)	(131)	(9,483)
Stock based compensation				600			600		600
Restricted share activity				(57)			(57)		(57)
Issuance of common stock				470			470		470
Repurchase of common stock	(2)	(5)		(3,430)			(3,437)		(3,437)
Distributions to noncontrolling interest								(2,082)	(2,082)
Other								5	5

Balance December 27, 2008	$208	$480	$16	$552,893	$(56,647)	$32	$496,982	$459	$497,441

8. Stock-based compensation

The Company recognized share-based compensation expense of $1.8 million and $1.1 million for the three month periods ended December 26, 2009 and December 27, 2008, respectively, as a component of selling, general and administrative expenses. The tax benefit associated with share-based compensation expense for the period ended December 26, 2009 and December 27, 2008 was $0.5 million and $0.4 million, respectively.

9. Earnings per share

The potential effects of stock awards were excluded from the diluted earnings per share calculation for the three month periods ended December 26, 2009 and December 27, 2008 because their inclusion in a net loss period would be anti-dilutive to the earnings per share calculation.

10. Segment information

Management has determined that the Company has two operating segments which are also reportable segments based on the level at which the Chief Executive Officer reviews the results of operations to make decisions regarding performance assessment and resource allocation. These operating segments are Pet Products and Garden Products and are presented in the table below (in thousands).

	Three months ended
	December 27, 2008	December 26, 2009

Net sales:
Pet Products	$185,675	$181,526
Garden Products	106,867	87,710

Total net sales	$292,542	$269,236

Income (loss) from operations:
Pet Products	$12,875	$17,628
Garden Products	(7,756)	(6,331)
Corporate	(7,785)	(10,776)

Total income (loss) from operations	(2,666)	521

Interest expense—net	(6,552)	(4,934)
Other income	(950)	592
Income tax benefit	(3,853)	(1,402)

Loss including noncontrolling interest	(6,315)	(2,419)
Net income (loss) attributable to noncontrolling interest	(131)	475

Net loss attributable to Central Garden & Pet Company	$(6,184)	$(2,894)

Depreciation and amortization:
Pet Products	$4,087	$3,994
Garden Products	1,719	1,408
Corporate	1,668	1,829

Total depreciation and amortization	$7,474	$7,231

	September 26, 2009	December 26, 2009

Assets:
Pet Products	$394,150	$380,696
Garden Products	348,825	329,735
Corporate	407,950	411,546

Total assets	$1,150,925	$1,121,977

Goodwill (included in corporate assets above):
Pet Products	$202,950	$202,950
Garden Products	4,799	4,799

Total goodwill	$207,749	$207,749

11. Consolidating condensed financial information of guarantor subsidiaries

Certain 100% wholly-owned subsidiaries of the Company (as listed below, collectively the “Guarantor Subsidiaries”) have guaranteed fully and unconditionally, on a joint and several basis, the obligation to pay principal and interest on the Company’s $150,000,000 9- 1/8% Senior Subordinated Notes (the “Notes”) issued on January 30, 2003. Certain subsidiaries and operating divisions are not guarantors of the Notes and have been included in the financial results of the Parent in the information below. These Non-Guarantor entities are not material to the Parent. Those subsidiaries that are guarantors and co-obligors of the Notes are as follows:

Farnam Companies, Inc. (including Thompson’s Veterinary Supply, Inc.)

Four Paws Products Ltd.

Grant Laboratories, Inc.

Gulfstream Home & Garden, Inc.

Interpet USA, LLC

Kaytee Products, Inc.

Matthews Redwood & Nursery Supply, Inc.

Matson, LLC

New England Pottery, LLC

Norcal Pottery Products, Inc.

Pennington Seed, Inc. (including Phaeton Corporation (dba Unicorn Labs), Pennington Seed, Inc. of Nebraska, Gro Tec, Inc., Seeds West, Inc., All-Glass Aquarium Co., Inc. (including Oceanic Systems, Inc.) and, Cedar Works, LLC.)

Pets International, Ltd.

T.F.H. Publications, Inc.

Wellmark International (including B2E Corporation and B2E Biotech LLC)

In lieu of providing separate audited financial statements for the Guarantor Subsidiaries, the Company has included the accompanying consolidating condensed financial statements based on the Company’s understanding of the Securities and Exchange Commission’s interpretation and application of Rule 3-10 of the Securities and Exchange Commission’s Regulation S-X.

(in thousands)	Consolidating condensed statement of operations Three months ended December 26, 2009 (unaudited)
	Parent	Guarantor subsidiaries	Eliminations	Consolidated

Net sales	$90,525	$207,463	$(28,752)	$269,236
Cost of products sold and occupancy	64,583	145,636	(28,752)	181,467

Gross profit	25,942	61,827	—	87,769
Selling, general and administrative expenses	27,648	59,600	—	87,248

Income from operations	(1,706)	2,227	—	521
Interest—net	(5,019)	85	—	(4,934)
Other income (loss )	(1,902)	2,494	—	592

Income (loss) before income taxes	(8,627)	4,806	—	(3,821)
Income taxes (tax benefit)	(3,265)	1,863	—	(1,402)

Income (loss) including noncontrolling interest	(5,362)	2,943		(2,419)
Income attributable to noncontrolling interest	475	—	—	475

Income (loss) attributable to Central Garden & Pet Co. before equity in undistributed income of guarantor subsidiaries	(5,837)	2,943	—	(2,894)
Equity in undistributed income (loss) of guarantor subsidiaries	2,943	—	(2,943)	—

Net income (loss)	$(2,894)	$2,943	$(2,943)	$(2,894)

(in thousands)	Consolidating condensed statement of operations Three months ended December 27, 2008 (unaudited)
	Parent	Guarantor subsidiaries	Eliminations	Consolidated

Net sales	$92,712	$234,229	$(34,399)	$292,542
Cost of products sold and occupancy	69,179	172,281	(34,399)	207,061

Gross profit	23,533	61,948	—	85,481
Selling, general and administrative expenses	25,634	62,513	—	88,147

Income from operations	(2,101)	(565)	—	(2,666)
Interest—net	(6,736)	184	—	(6,552)
Other income (expense)	524	(1,474)	—	(950)

Loss before income taxes	(8,313)	(1,855)	—	(10,168)
Income tax benefit	(3,266)	(587)	—	(3,853)

Loss including noncontrolling interest	(5,047)	(1,268)	—	(6,315)
Loss attributable to noncontrolling interest	(131)	—	—	(131)

Loss attributable to Central Garden & Pet Co. before equity in undistributed income of guarantor subsidiaries	(4,916)	(1,268)	—	(6,184)
Equity in undistributed income (loss) of guarantor subsidiaries	(1,268)	—	1,268	—

Net loss	$(6,184)	$(1,268)	$1,268	$(6,184)

(in thousands)	Consolidating condensed balance sheet December 26, 2009 (unaudited)
	Parent	Guarantor subsidiaries	Eliminations	Consolidated

ASSETS
Cash and cash equivalents	$88,760	$3,031	$—	$91,791
Accounts receivable, net	38,204	100,632	(9,845)	128,991
Inventories	101,083	226,320	—	327,403
Prepaid expenses and other assets	27,447	20,576	—	48,023

Total current assets	255,494	350,559	(9,845)	596,208
Land, buildings, improvements and equipment, net	55,610	106,726	—	162,336
Goodwill	—	207,749	—	207,749
Investment in guarantors	648,981	—	(648,981)	—
Deferred income taxes and other assets	48,997	106,687	—	155,684

Total	$1,009,082	$771,721	$(658,826)	$1,121,977

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$48,339	$79,141	$(9,845)	$117,635
Accrued expenses and other current liabilities	45,177	41,170	—	86,347

Total current liabilities	93,516	120,311	(9,845)	203,982
Long-term debt	403,827	180	—	404,007
Other long-term obligations	2,156	2,249	—	4,405
Shareholders’ equity attributable to Central Garden & Pet Co.	509,623	648,981	(648,981)	509,623
Noncontrolling interest	(40)	—	—	(40)

Total shareholders’ equity	509,583	648,981	(648,981)	509,583

Total	$1,009,082	$771,721	$(658,826)	$1,121,977

(in thousands)	Consolidating condensed balance sheet September 26, 2009 (unaudited)
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated

ASSETS
Cash and cash equivalents	$82,958	$2,710	$—	$85,668
Accounts receivable, net	43,759	169,554	(6,748)	206,565
Inventories	80,512	204,322	—	284,834
Prepaid expenses and other assets	26,341	18,084	—	44,425

Total current assets	233,570	394,670	(6,748)	621,492
Land, buildings, improvements and equipment, net	55,644	109,090	—	164,734
Goodwill	—	207,749	—	207,749
Investment in guarantors	692,723	—	(692,723)	—
Other assets	49,266	107,684	—	156,950

Total	$1,031,203	$819,193	$(699,471)	$1,150,925

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$38,675	$76,909	$(6,748)	$108,836
Accrued expenses and other liabilities	38,343	47,070	—	85,413

Total current liabilities	77,018	123,979	(6,748)	194,249
Long-term debt	404,687	128	—	404,815
Other long-term obligations	2,163	2,363	—	4,526
Shareholders’ equity attributable to Central Garden & Pet Co.	545,085	692,723	(692,723)	545,085
Noncontrolling interest	2,250	—	—	2,250

Total shareholders’ equity	547,335	692,723	(692,723)	547,335

Total	$1,031,203	$819,193	$(699,471)	$1,150,925

(in thousands)	Consolidating condensed statement of cash flows Three months ended December 26, 2009 (unaudited)
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated

Net cash provided (used) by operating activities	$(753)	$47,984	$(2,943)	$44,288

Additions to property and equipment	(1,813)	(799)	—	(2,612)
Investment in guarantor subsidiaries	43,781	(46,724)	2,943	—

Net cash provided (used) by investing activities	41,968	(47,523)	2,943	(2,612)

Repayments of long-term debt	(693)	(130)	—	(823)
Repurchase of common stock	(32,450)	—	—	(32,450)
Proceeds from issuance of common stock	295	—	—	295
Excess tax benefits from stock-based awards	196	—	—	196
Distribution to noncontrolling interest	(2,761)	—	—	(2,761)

Net cash used by financing activities	(35,413)	(130)	—	(35,543)

Effect of exchange rate changes on cash	—	(10)	—	(10)

Net increase in cash and cash equivalents	5,802	321	—	6,123
Cash and cash equivalents at beginning of period	82,958	2,710	—	85,668

Cash and cash equivalents at end of period	$88,760	$3,031	$—	$91,791

(in thousands)	Consolidating condensed statement of cash flows Three months ended December 27, 2008 (unaudited)
	Parent	Guarantor Subsidiaries	Eliminations	Consolidated

Net cash provided (used) by operating activities	$(20,403)	$45,214	$1,268	$26,079

Additions to property and equipment	(825)	(3,064)	—	(3,889)
Restricted investments	(331)	—	—	(331)
Investment in guarantor subsidiaries	45,130	(43,862)	(1,268)	—

Net cash provided (used) by investing activities	43,974	(46,926)	(1,268)	(4,220)

Repayments on revolving line of credit	(160,000)	—	—	(160,000)
Borrowings on revolving line of credit	148,000	—	—	148,000
Repayments of long-term debt	(22,431)	(55)	—	(22,486)
Repurchase of common stock	(2,866)	—	—	(2,866)
Distribution to noncontrolling interest	(2,082)	—	—	(2,082)

Net cash used by financing activities	(39,379)	(55)	—	(39,434)

Effect of exchange rate changes on cash	—	(492)	—	(492)

Net decrease in cash and cash equivalents	(15,808)	(2,259)	—	(18,067)
Cash and cash equivalents at beginning of period	26,811	118	—	26,929

Cash and cash equivalents at end of period	$11,003	$(2,141)	$—	$8,862

12. Legal proceedings

We may from time to time become involved in certain legal proceedings in the ordinary course of business. Currently, we are not a party to any legal proceedings that management believes would have a material adverse effect on our financial position or results of operations.

PROSPECTUS

Debt Securities

Subsidiary Guarantees of Debt Securities

Common Stock

Class A Common Stock

Preferred Stock

Warrants

We will provide more specific terms of these securities in supplements to this prospectus or in one or more documents incorporated by reference into this prospectus. The prospectus supplements and documents incorporated by reference into this prospectus may also add, update or change information contained in this prospectus. You should read this prospectus, including any documents incorporated by reference into this prospectus, and the applicable prospectus supplement carefully before you invest.

We may offer these securities from time to time in amounts, at prices and on other terms to be determined at the time of offering. In addition, certain selling securityholders to be identified in a prospectus supplement may offer and sell these securities from time to time, in amounts, at prices and on terms that will be determined at the time the securities are offered. Our subsidiaries may guarantee any debt securities that we may offer pursuant to this prospectus and a prospectus supplement.

Our common stock and Class A common stock trade on the Nasdaq Global Select Market under the symbols “CENT” and “CENTA”, respectively.

Investing in our securities involves risks. You should carefully consider the risk factors set forth in the applicable supplement to this prospectus before investing in any securities that may be offered. See “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 1, 2009

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. You should assume that the information contained or incorporated by reference in this prospectus is accurate as of the date on the front cover of this prospectus or the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since then. We are not making an offer to sell the securities offered by this prospectus in any jurisdiction where the offer or sale is not permitted.

i

CENTRAL GARDEN & PET COMPANY

Central Garden & Pet Company is a leading innovator, marketer and producer of quality branded products. We are one of the largest suppliers in the lawn and garden and pet supplies industries.

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Our lawn and garden supplies products include: proprietary and non-proprietary grass seed; wild bird feed, bird feeders, bird houses and other birding accessories; weed, grass, ant and other herbicide, insecticide and pesticide products; and decorative outdoor lifestyle and lighting products including pottery, trellises and other wood products and holiday lighting. These products are sold under a number of brand names including AMDRO®, GKI/Bethlehem Lighting, Grant’s, Ironite®, Lilly Miller®, Matthews Four SeasonsTM, New England Pottery®, Norcal Pottery®, Pennington®, Over’n Out®, Sevin®, The Rebels® and Smart SeedTM.

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Our pet supplies products include: products for dogs and cats, including edible bones, premium healthy edible and non-edible chews, ultra-premium dog and cat food, leashes, collars, toys, pet carriers, grooming supplies and other accessories; products for birds, small animals and specialty pets, including food, cages and habitats, toys, chews and related accessories; animal and household health and insect control products; products for fish, reptiles and other aquarium-based pets, including aquariums, furniture and lighting fixtures, pumps, filters, water conditioners and supplements, and information and knowledge resources; and products for horses and livestock. These products are sold under a number of brand names including AdamsTM, All-Glass Aquarium®, Altosid, AqueonTM, BioSpot®, Breeder’s Choice®, Coralife®, Farnam®, Four Paws®, Interpet, Kaytee®, Kent Marine®, Nylabone®, Pet Select®, Pre Strike®, Oceanic Systems®, Super Pet®, TFHTM, ZillaTM and Zodiac®.

We were incorporated in Delaware in June 1992 and are the successor to a California corporation that was incorporated in 1955. Our executive offices are located at 1340 Treat Boulevard, Suite 600, Walnut Creek, California 94597, and our telephone number is (925) 948-4000. Our website is located at www.central.com. The information on our website is not incorporated by reference in this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using the SEC’s shelf registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may sell. Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If so, the prospectus supplement should be read as superseding this prospectus. You should read this prospectus, the applicable prospectus supplement, and the additional information described below under the headings “Where You Can Find More Information” and “Certain Documents Incorporated By Reference.”

In this prospectus we use the terms “Central,” “we,” “us,” “our,” and “our company” and similar phrases to refer to Central Garden & Pet Company, a Delaware corporation, and its consolidated subsidiaries.

SUBSIDIARY GUARANTORS

All-Glass Aquarium Co., Inc., B2E Biotech, LLC, B2E Corporation, Cedar Works, LLC, Farnam Companies, Inc., Four Paws Products Ltd., Grant Laboratories, Inc., Gro Tec, Inc., Gulfstream Home & Garden, Inc., Interpet USA, LLC, Kaytee Products, Incorporated, Matson, LLC, Matthews Redwood & Nursery Supply, Inc., New England Pottery, LLC, Inc., Pennington Seed, Inc., Pennington Seed, Inc. of Nebraska, Pets International, Ltd., Seeds West, Inc., T.F.H. Publications, Inc. and Wellmark International are 100% owned subsidiaries as of the date of this prospectus. These subsidiaries may unconditionally guarantee any series of debt securities of Central offered by this prospectus, as set forth in a related prospectus supplement.

RISK FACTORS

Investing in the securities to be offered pursuant to this prospectus may involve a high degree of risk. These risks will be set forth in a prospectus supplement relating to the securities to be offered by that prospectus supplement. You should carefully consider the important factors set forth under the heading “Risk Factors” in the applicable supplement to this prospectus before investing in any securities that may be offered.

FORWARD-LOOKING STATEMENTS

Some statements and disclosures in this prospectus, including the documents incorporated by reference, are “forward-looking statements.” Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industry and economies in which we operate and other information that is not historical information. When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but we cannot assure you that our expectations, beliefs and projections will be realized.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus, including the documents incorporated by reference. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including the factors described in the sections titled “Item 1A—Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 27, 2008 and in our Quarterly Reports on Form 10-Q for the period ended December 27, 2008, March 28, 2009 and June 27, 2009. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in, or imply by, any of our forward-looking statements. We do not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances. Presently known risk factors include, but are not limited to, the following factors:

•	seasonality and fluctuations in our operating results and cash flow;

•	fluctuations in market prices for seeds and grains;

•	declines in consumer spending during economic downturns;

•	inflation and adverse macro-economic conditions;

•	supply shortages in small animals and pet birds;

•	adverse weather conditions;

•	fluctuations in energy prices, fuel and related petrochemical costs;

•	inability to comply with the terms of our indebtedness;

•	access to additional capital;

•	dependence on a few customers for a significant portion of our business;

•	consolidation trends in the retail industry;

•	uncertainty about new product innovations and marketing programs;

•	competition in our industries;

•	risks associated with our acquisition strategy;

•	dependence upon our key executive officers;

•	implementation of a new enterprise resource planning information technology system;

•	potential environmental liabilities;

•	risk associated with international sourcing;

•	litigation and product liability claims;

•	the voting power associated with our Class B stock; and

•	potential dilution from issuance of authorized shares.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our ratio of earnings to fixed charges for each of the periods indicated:

Fiscal Year Ending					Nine-Month Period Ending June 27, 2009
September 25, 2004	September 24, 2005	September 30, 2006	September 29, 2007	September 27, 2008(1)
4.43	4.41	3.37	2.05	—	5.71

(1)	For the year ended September 27, 2008, earnings were insufficient to cover fixed charges by approximately $360.5 million, and the ratio for that fiscal year is not considered meaningful.

For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and minority interest and after eliminating undistributed earnings of equity method investees and before fixed charges. Fixed charges consist of interest expense incurred, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are identical to the ratios presented in the table above.

USE OF PROCEEDS

Unless indicated otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of our securities for general corporate purposes, including, but not limited to, acquisitions, repayment or refinancing of borrowings, working capital or capital expenditures. Additional information on the use of net proceeds from the sale of securities offered by this prospectus may be set forth in the prospectus supplement relating to such offering. In the case of a sale by a selling securityholder, we will not receive any of the proceeds from such sale.

DESCRIPTION OF SECURITIES

Overview

We may offer from time to time under this prospectus various series of debt securities, which may be senior or subordinated, which may include subsidiary guarantees of debt securities, shares of our common stock, Class A common stock and preferred stock, and warrants to purchase any of such securities, at prices and on terms to be determined by market conditions at the time of offering. In addition, certain selling securityholders to be identified in a prospectus supplement may offer and sell these securities from time to time, in amounts, at prices and on terms that will be determined at the time the securities are offered.

This prospectus provides you with a general description of the securities we or any selling securityholder may offer. Each time we or any selling securityholder sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement to be attached to the front of this prospectus will describe the specific amounts, prices and other important terms of the securities that we or any selling securityholder offer. The prospectus supplement may also add to or change information contained in this prospectus. If so, the prospectus supplement should be read as superseding this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Certain Documents Incorporated By Reference.” For more details on the terms of the securities, you should also read the exhibits filed with our registration statement, of which this prospectus is a part.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

General

We may issue debt securities from time to time in one or more distinct series, including senior debt securities and subordinated debt securities. This section summarizes the material terms of our senior and subordinated debt securities that are common to all series of such debt securities. Most of the financial and other terms of any series of debt securities that we offer will be described in the prospectus supplement to be attached to the front of this prospectus. The senior and subordinated debt securities will be issued under an indenture between us and a bank or trust company which will be identified in a prospectus supplement, as trustee. The indentures for the senior and subordinated debt securities will be, subject to and governed by the Trust Indenture Act of 1939, as amended.

Senior and Subordinated Debt Securities

This section is a summary of the material terms of the indentures for the senior and subordinated debt securities and does not describe every aspect of the debt securities that may be issued under these indentures. We urge you to read the indentures for the senior and subordinated debt securities, because they, and not this description, define your rights as a holder of these debt securities. Some of the definitions are repeated in this section, but for the rest you will need to read the indentures for the senior and subordinated debt securities. We have filed the forms of the indentures for the senior and subordinated debt securities as exhibits to a registration statement that we have filed with the SEC, of which this prospectus is a part. See “Where You Can Find More Information” and “Certain Documents Incorporated By Reference,” for information on how to obtain copies of the indentures.

We can issue an unlimited amount of debt securities under the indentures for the senior and subordinated debt securities. However, certain of our existing or future debt agreements may limit the amount of senior and subordinated debt securities we may issue. We can issue senior and subordinated debt securities from time to time and in one or more series as determined by us. In addition, we can issue senior and subordinated debt securities of any series with terms different from the terms of senior and subordinated debt securities of any other series and the terms of particular senior and subordinated debt securities within any series may differ from each other, all without the consent of the holders of previously issued series of senior and subordinated debt securities. The senior and subordinated debt securities will be unsecured obligations of our company.

Because we may issue both senior debt securities and subordinated debt securities, our references in this section to the debt securities are to each of the senior and subordinated debt securities and our references to the indenture are to each of the indentures for the senior and subordinated debt securities, unless the context requires otherwise. In this section, we refer to these senior and subordinated debt securities collectively as the “debt securities” and we refer to the indentures for the senior and subordinated debt securities collectively as the “indentures.”

The applicable prospectus supplement for a series of debt securities we issue will describe, among other things, the following terms of the offered debt securities:

•	The title of the debt securities and whether the debt securities will be senior debt securities or subordinated debt securities.

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The aggregate principal amount of the debt securities, the percentage of their principal amount at which the debt securities will be issued and the date or dates when the principal of the debt securities will be payable or how those dates will be determined.

•	The interest rate or rates, which may be fixed or variable, that the debt securities will bear, if any, and how the rate or rates will be determined.

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The date or dates from which any interest will accrue or how the date or dates will be determined, the date or dates on which any interest will be payable, any regular record dates for these payments or how these dates will be determined and the basis on which any interest will be calculated, if other than on the basis of a 360-day year of twelve 30-day months.

•	The place or places of payment, transfer, conversion and exchange of the debt securities and where notices or demands to or upon us in respect of the debt securities may be served.

•	Provisions relating to subsidiary guarantees, if any.

•	Any optional redemption provisions.

•	Any sinking fund or other provisions that would obligate us to repurchase or redeem the debt securities.

•

Whether the amount of payments of principal of, or premium, if any, or interest on the debt securities will be determined with reference to an index, formula or other method, which could be based on one or more commodities, equity indices or other indices, and how these amounts will be determined.

•	Any changes or additions to the events of default under the applicable indenture or our covenants, including additions of any restrictive covenants, with respect to the debt securities.

•

If not the principal amount of the debt securities, the portion of the principal amount that will be payable upon acceleration of the maturity of the debt securities or how that portion will be determined.

•	Any changes or additions to the provisions concerning defeasance and covenant defeasance contained in the indentures that will be applicable to the debt securities.

•	Any provisions granting special rights to the holders of the debt securities upon the occurrence of specified events.

•	If other than the trustee, the name of any paying agent, security registrar and transfer agent for the debt securities.

•

If the debt securities are not to be issued in book-entry form only and held by DTC, as depositary, the form of such debt securities, including whether such debt securities are to be issuable in permanent or temporary global form, as registered securities, bearer securities or both, any restrictions on the offer, sale or delivery of bearer securities and the terms, if any, upon which bearer securities of the series may be exchanged for registered securities of the series and vice versa, if permitted by applicable law and regulations.

•	If other than U.S. dollars, the currency or currencies of such debt securities.

•	The person to whom any interest in a debt security will be payable, if other than the registered holder at the close of business on the regular record date.

•

The denomination or denominations that the debt securities will be issued, if other than denominations of $1,000 or any integral multiples in the case of the registered securities and $5,000 or any integral multiples in the case of the bearer securities.

•

Whether such debt securities will be convertible into or exchangeable for any other securities and, if so, the terms and conditions upon which such debt securities will be so convertible or exchangeable.

•	A discussion of federal income tax, accounting and other special considerations, procedures and limitations with respect to the debt securities.

•

Whether and under what circumstances we will pay additional amounts to holders in respect of any tax assessment or government charge, and, if so, whether we will have the option to redeem the debt securities rather than pay such additional amounts.

•	Any other terms of the debt securities that are consistent with the provisions of the indentures.

For purposes of this prospectus, any reference to the payment of principal of, any premium on, or any interest on, debt securities will include additional amounts if required by the terms of such debt securities.

The indentures do not limit the amount of debt securities that we are authorized to issue from time to time. The indentures also provide that there may be more than one trustee thereunder, each for one or more series of debt securities. At a time when two or more trustees are acting under the applicable indenture, each with respect to only certain series, the term “debt securities” means the series of debt securities for which each respective trustee is acting. If there is more than one trustee under the applicable indenture, the powers and trust obligations of each trustee will apply only to the debt securities for which it is trustee. If two or more trustees are acting under the applicable indenture, then the debt securities for which each trustee is acting would be treated as if issued under separate indentures.

We may issue debt securities with terms different from those of debt securities that may already have been issued. Without the consent of the holders thereof, we may reopen a previous issue of a series of debt securities and issue additional debt securities of that series unless the reopening was restricted when that series was created.

There is no requirement that we issue debt securities in the future under any indenture, and we may use other indentures or documentation, containing different provisions in connection with future issues of other debt securities.

We may issue the debt securities as original issue discount securities, which are debt securities, including any zero-coupon debt securities, that are issued and sold at a discount from their stated principal amount. Original issue discount securities provide that, upon acceleration of their maturity, an amount less than their principal amount will become due and payable. We will describe the U.S. federal income tax consequences and other considerations applicable to original issue discount securities in any prospectus supplement relating to them.

Conversion and Exchange

If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of such conversion or exchange, including:

•	the conversion price or exchange ratio, or the calculation method for such price or ratio;

•	the conversion or exchange period, or how such period will be determined;

•	if conversion or exchange will be mandatory or at our option or at the option of the holder;

•	any requirements with respect to the reservation of shares of securities for purposes of conversion;

•	provisions for adjustment of the conversion price or the exchange ratio; and

•	provisions affecting conversion or exchange in the event of the redemption of the debt securities.

Such terms may also include provisions under which the number or amount of other securities to be received by the holders of such debt securities upon conversion or exchange would be calculated according to the market price of such other securities as of a time stated in the prospectus supplement.

Form, Exchange and Transfer

The debt securities will be issued:

•	as registered securities; or

•	if so provided in the prospectus supplement, as bearer securities (unless otherwise stated in the prospectus supplement, with interest coupons attached); or

•	in global form, see “—Legal Ownership of Securities—Global Securities;” or

•

in denominations that are even multiples of $1,000, in the case of registered securities, and in even multiples of $5,000, in the case of bearer securities, unless otherwise specified in the applicable prospectus supplement.

You may have your registered securities divided into registered securities of smaller denominations or combined into registered securities of larger denominations, as long as the aggregate principal amount is not changed. This is called an “exchange.”

You may exchange or transfer registered securities of a series at the office of the trustee described in the debt securities. The trustee maintains the list of registered holders and acts as our securities registrar for registering debt securities in the names of holders and transferring debt securities. However, we may appoint another trustee to act as our securities registrar or we may act as our own securities registrar. If we designate additional securities registrars, they will be named in the prospectus supplement. We may cancel the designation of any particular securities registrar. We may also approve a change in the office through which any securities registrar acts. If provided in the prospectus supplement, you may exchange your bearer securities for registered securities of the same series so long as the total principal amount is not changed. Unless otherwise specified in the prospectus supplement, bearer securities will not be issued in exchange for registered securities.

You will not be required to pay a service charge to transfer or exchange debt securities, but you may in certain circumstances be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the transfer agent is satisfied with your proof of ownership and/or transfer documentation.

If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of debt securities for 15 days before the day we mail the notice of redemption or publish such notice (in the case of bearer securities) and ending on the day of that mailing or publication in order to freeze the list of holders to prepare the mailing. At our option, we may mail or publish such notice of redemption through an electronic medium. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

Paying and Paying Agents

If you are a holder of registered securities, we will pay interest to you if you are a direct holder in the list of registered holders at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular time and day, usually about two weeks in advance of the interest due date, is called the “Regular Record Date” and is stated in the prospectus supplement. Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the Regular Record Date. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller. This prorated interest amount is called “accrued interest.”

With respect to registered securities, we will pay interest, principal and any other money due on the debt securities at the place and time described in the debt securities. You must make arrangements to have your payments picked up at or wired from that place. We may also choose to pay interest by mailing checks or making wire transfers.

“Street name” and other indirect holders should consult their banks or brokers for information on how they will receive payments.

If bearer securities are issued, unless otherwise provided in the prospectus supplement, we will maintain an office or agency outside the United States for the payment of all amounts due on the bearer securities. If debt securities are listed on the Luxembourg Stock Exchange or any other stock exchange located outside the United States, we will maintain an office or agency for such debt securities in any city located outside the United States required by such stock exchange. The initial locations of such offices and agencies will be specified in the prospectus supplement. Unless otherwise provided in the prospectus supplement, payment of interest on any bearer securities on or before maturity will be made only against surrender of coupons for such interest installments as they mature. Unless otherwise provided in the prospectus supplement, no payment with respect to any bearer security will be made at any office or agency of our company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States. Notwithstanding the foregoing, payments of principal, premium and interest, if any, on bearer securities payable in U.S. dollars may be made, at the office of our paying agent described in a prospectus supplement (but only if) payment of the full amount in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions.

Regardless of who acts as the paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to registered holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else.

We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. We may also choose to act as our own paying agent. We must notify you of changes in identities of the paying agents for any particular series of debt securities.

Notices

With respect to registered securities, Central and the trustee will send notices regarding the debt securities only to registered holders, using their addresses as listed in the list of registered holders. With respect to bearer securities, Central and the trustee will give notice by publication in a newspaper of general circulation in the City of New York or in such other cities that may be specified in a prospectus supplement. At our option, we may send or publish notices through an electronic medium as specified in the applicable prospectus supplement.

Events of Default

You will have special rights if an event of default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

The term “event of default” in respect of the debt securities of your series means any of the following:

•	We do not pay the principal of or any premium on a debt security of such series on its due date.

•	We do not pay interest on a debt security of such series within 30 days of its due date whether at maturity, upon redemption or upon acceleration.

•	We do not deposit any sinking fund payment in respect of debt securities of such series on its due date.

•

We remain in breach of a covenant in respect of debt securities of such series for 60 days after we receive a written notice of default stating we are in breach and requiring that we remedy the breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of debt securities of such series.

•	We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

•	Any other event of default in respect of debt securities of such series described in the prospectus supplement occurs.

The events of default described above may be added to or modified as described in the applicable prospectus supplement. An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

Remedies if an Event of Default Occurs. If an event of default has occurred and has not been cured with respect to one or more series of debt securities, the trustee or the holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. Only a portion of the principal is payable if the securities were issued at a discount. This is called a declaration of acceleration of maturity. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. There are special notice and timing rules which apply to the acceleration of subordinated debt securities which are designed to protect the interests of holders of senior debt. A declaration of acceleration of maturity may be cancelled by the holders of at least a majority in principal amount of the debt securities of the affected series if (1) we have paid or deposited with the trustee a sum sufficient in cash to pay all principal, interest and additional amounts, if any, which have become due other than by the declaration of acceleration of maturity, (2) all existing events of default, other than the nonpayment of principal of or premium or interest, if any, on the debt securities of such series which have become due solely because of the acceleration, have been cured or waived and (3) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indentures at the request of the holders unless the holders offer the trustee reasonable protection from expenses and liability, called an “indemnity.” If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy accruing upon any event of default will be treated as a waiver of such right, remedy or event of default.

Before you are allowed to bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee written notice that an event of default has occurred and remains uncured.

•

The holders of not less than 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	The trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity.

•	The holders of a majority in principal amount of the debt securities must not have given the trustee a direction inconsistent with the above notice during the 60-day period.

However, notwithstanding the conditions described above, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than (1) the payment of principal, any premium or interest or (2) in respect of a covenant or other provision that cannot be modified or amended without the consent of each holder.

“Street name” and other indirect holders should consult their banks or brokers for information on how to give notice or direction or to make a request of the trustee and to make or cancel a declaration of acceleration.

Each year, we will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indentures and the debt securities, or else specifying any default.

Merger or Consolidation

Under the terms of the indentures, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

•

either we will be the surviving corporation or, if we merge out of existence or sell assets, the entity into which we merge or to which we sell assets must agree to be legally responsible for the debt securities;

•

immediately after the merger or transfer of assets, no default on the debt securities can exist. A default for this purpose includes any event that would be an event of default if the requirements for giving a default notice or of having the default exist for a specific period of time were disregarded;

•	we must deliver certain certificates and documents to the trustee; and

•	we must satisfy any other requirements specified in the prospectus supplement.

Modification or Waiver

There are three types of changes we can make to the indentures and the debt securities.

Changes Requiring Approval of Each Holder. First, there are changes that cannot be made to your debt securities without the approval of each holder. Following is a list of those types of changes:

•	changing the stated maturity of the principal of or interest on a debt security;

•	reducing any amounts due on a debt security or payable upon acceleration of the maturity of a security following a default;

•	adversely affecting any right of repayment at the holder’s option;

•	changing the place (except as otherwise described in this prospectus) or currency of payment on a debt security;

•	impairing your right to sue for payment or to convert or exchange a security;

•	in the case of subordinated debt securities, modifying the subordination provisions in a manner that is adverse to holders of the subordinated debt securities;

•	in the case of senior debt securities, modifying the securities to subordinate the securities to other indebtedness;

•	reducing the percentage of holders of debt securities whose consent is needed to modify or amend the indentures;

•	reducing the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indentures or to waive certain defaults;

•	reducing the requirements for quorum or voting with respect to the debt securities;

•	modifying any other aspect of the provisions of the indentures dealing with modification and waiver except to increase the voting requirements;

•	change in any of our obligations to pay additional amounts which are required to be paid to holders with respect to taxes imposed on such holders in certain circumstances; and

•	other provisions specified in the prospectus supplement.

Changes Requiring a Majority Vote. The second type of change to the indentures and the outstanding debt securities is the kind that requires a vote in favor by holders of outstanding debt securities owning a majority of the principal amount of the particular series affected. Separate votes will be needed for each series even if they are affected in the same way. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. The same vote would be required for us to obtain a waiver of all or part of certain covenants in the applicable indenture, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indentures or the outstanding debt securities listed in the first category described previously under “—Senior and Subordinated Debt Securities—Changes Requiring Approval of Each Holder” unless we obtain your individual consent to the waiver.

Changes Not Requiring Approval. The third type of change does not require any vote by holders of outstanding debt securities. This type is limited to clarifications; curing ambiguities, defects or inconsistencies and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. Qualifying or maintaining the qualification of the indentures under the Trust Indenture Act does not require any vote by holders of debt securities.

Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

•

for original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default; and

•	for debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement.

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “—Senior and Subordinated Debt Securities—Defeasance—Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indentures.

We are not required to set a record date. If we set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding securities of that series on the record date and must be taken within 180 days following the record date or another period that we may specify. We may shorten or lengthen this period from time to time.

“Street name” and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indentures or the debt securities or request a waiver.

Satisfaction and Discharge

The indentures will cease to be of further effect, and we will be deemed to have satisfied and discharged the indentures with respect to a particular series of debt securities, when

(1)	either:

•	all debt securities of that series have been delivered to the trustee for cancellation; or

•

all debt securities of that series not previously delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity or on a redemption date within one year; we deposit with the trustee, in trust, funds sufficient to pay the entire indebtedness on the debt securities of that series that had not been previously delivered for cancellation, for the principal and interest to the date of the deposit (for debt securities that have become due and payable) or to the stated maturity or the redemption date, as the case may be (for debt securities that have not become due and payable); and

(2)	the following conditions have been satisfied:

•	we have paid or caused to be paid all other sums payable under the indentures in respect of that series; and

•	we have delivered to the trustee an officer’s certificate and opinion of counsel, each stating that all these conditions have been complied with.

Defeasance

The following discussion of full defeasance and covenant defeasance will be applicable to your series of debt securities only if we choose to have them apply to that series. If we choose to do so, we will state that in the applicable prospectus supplement and describe any changes to these provisions.

Full Defeasance. If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the debt securities, called “full defeasance,” if we put in place the following other arrangements for you to be repaid:

•

We must deposit in trust for your benefit and the benefit of all other registered holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates including, possibly, their earliest redemption date.

•

Under current federal tax law, the deposit and our legal release from the debt securities would likely be treated as though you surrendered your debt securities in exchange for your share of the cash and notes or bonds deposited in trust. In that event, you could recognize income, gain or loss on the debt securities you surrendered. In order for us to effect a full defeasance we must deliver to the trustee a legal opinion confirming that you will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and that you will not be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

•	We must comply with any additional provisions set forth in the prospectus supplement.

If we accomplish a full defeasance as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent. You would also be released from any applicable subordination provisions on the subordinated debt securities described below under “—Senior and Subordinated Debt Securities—Subordination.”

Covenant Defeasance. Under current federal tax law, we can make the same type of deposit described above and be released from the restrictive covenants in the debt securities, if any. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the debt securities, and you would be released from any applicable subordination provisions on the subordinated debt securities described later under “—Senior and Subordinated Debt Securities—Subordination.” In order to achieve covenant defeasance, we must do the following:

•

We must deposit in trust for your benefit and the benefit of all other registered holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•

We must deliver to the trustee a legal opinion confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

•	We must comply with any additional provisions set forth in the prospectus supplement.

If we accomplish covenant defeasance, the following provisions of the indentures and the debt securities would no longer apply unless otherwise specified:

•	our promises regarding conduct of our business and other matters and any other covenants applicable to the series of debt securities that will be described in the prospectus supplement; and

•	the definition of an event of default as a breach of such covenants that may be specified in the prospectus supplement.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurs (such as our bankruptcy) and the debt securities become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, of course, you may not be able to obtain payment of the shortfall.

In order to exercise either full defeasance or covenant defeasance, we must comply with certain conditions, and no event or condition can exist that would prevent us from making payments of principal, premium, and interest, if any, on the debt securities of such series on the date the irrevocable deposit is made or at any time during the period ending on the 91st day after the deposit date.

Ranking

Unless provided otherwise in the applicable prospectus supplement, the debt securities are not secured by any of our property or assets. Accordingly, your ownership of debt securities means you are one of our unsecured creditors. The senior debt securities are not subordinated to any of our other debt obligations and, therefore, they rank equally with all our other unsecured and unsubordinated indebtedness. The subordinated debt securities will rank junior to our Senior Indebtedness (as such term is defined in the subordinated indenture) and equally with all our other unsecured and subordinated debt. See “—Senior and Subordinated Debt Securities—Subordination.”

Subordination

Unless the prospectus supplement provides otherwise, the following provisions will apply to the subordinated debt securities:

The payment of principal, any premium and interest on the subordinated debt securities is subordinated in right of payment to the prior payment in full of all of our Senior Indebtedness. This means that in certain circumstances where we may not be making payments on all of our debt obligations as they become due, the holders of all of our Senior Indebtedness will be entitled to receive payment in full of all amounts that are due or will become due on the Senior Indebtedness before you and the other holders of subordinated debt securities will be entitled to receive any payment or distribution (other than in the form of subordinated securities) on the subordinated debt securities. These circumstances may include the following:

•

We make a payment or distribute assets to creditors upon any liquidation, dissolution, winding up or reorganization of our company, or as part of an assignment or marshalling of our assets for the benefit of our creditors.

•	We file for bankruptcy or certain other events in bankruptcy, insolvency or similar proceedings occur.

•

The maturity of the subordinated debt securities is accelerated. For example, the entire principal amount of a series of subordinated debt securities may be declared to be due and payable and immediately payable or may be automatically accelerated due to an event of default as described under “—Senior and Subordinated Debt Securities—Events of Default.”

In addition, in general, we will not be permitted to make payments of principal, any premium or interest on the subordinated debt securities if we default in our obligation to make payments on our Senior Indebtedness and do not cure such default. We are also prohibited from making payments on subordinated debt securities if an event of default (other than a payment default) that permits the holders of Senior Indebtedness to accelerate the maturity of the Senior Indebtedness occurs and Central and the trustee have received a notice of such event of default. However, unless the Senior Indebtedness has been accelerated because of that event of default, this payment blockage notice cannot last more than 179 days.

These subordination provisions mean that if we are insolvent, a holder of Senior Indebtedness is likely to ultimately receive out of our assets more than a holder of the same amount of our subordinated debt securities, and a creditor of our company that is owed a specific amount but who owns neither our Senior Indebtedness nor our subordinated debt securities may ultimately receive less than a holder of the same amount of Senior Indebtedness and more than a holder of subordinated debt securities.

The subordinated indenture does not limit the amount of Senior Indebtedness we are permitted to have, and we may in the future incur additional Senior Indebtedness.

If this prospectus is being delivered in connection with a series of subordinated securities, the accompanying prospectus supplement or the information incorporated by reference will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

Guarantees

A series of debt securities may be guaranteed by some of our subsidiaries corporations, if those guarantees are provided for in the supplemental indenture relating to that series of debt securities. If guarantees are issued in connection with any debt securities, the terms of those guarantees and the names of our subsidiaries which are providing the guarantees will be identified in the applicable prospectus supplement.

The Trustee

The initial trustee under each indenture will be identified in a prospectus supplement. The trustee will also be the initial paying agent and registrar for the debt securities.

The indentures provide that, except during the continuance of an event of default under the indentures, the trustee under the indentures will perform only such duties as are specifically set forth in the indentures. Under the indentures, the holders of a majority in outstanding principal amount of the debt securities will have the right to direct the time, method and place of conducting any proceeding or exercising any remedy available to the trustee under the indentures, subject to certain exceptions. If an event of default has occurred and is continuing, the trustee under the indentures will exercise such rights and powers vested in it under the indentures and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The indentures and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference in the indentures contain limitations on the rights of the trustee under such indentures, should it become a creditor of our company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee under the indentures is permitted to engage in other transactions. However, if the trustee under the indentures acquires any prohibited conflicting interest, it must eliminate the conflict or resign.

The trustee may resign or be removed with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of debt securities under the indentures, each such trustee shall be a trustee of a trust separate and apart from the trust administered by any other such trustee and any action described herein to be taken by the “trustee” may then be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee.

In the event that an entity is the trustee under both the senior indenture and the subordinated indenture, and a conflict of interest arises as a result, the trustee must resign as trustee under (1) either of the indentures or, if this does not eliminate the conflict of interest, (2) both the indentures.

Legal Ownership of Securities

Holders of Securities

Book-Entry Holders. We will issue debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. If securities are issued in book-entry form, this means the securities will be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

We will only recognize the person in whose name a security is registered as the holder of that security. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities and all payments on the securities will be made to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

As a result, investors in securities issued in book-entry form will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not holders, of the securities.

Street Name Holders. In the future, we may terminate a global security or issue securities initially in non-global form. In these cases, investors may choose to hold their securities in their own names or in “street name.” Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities and all payments on those securities will be made to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

Legal Holders. We, and any third parties employed by us or acting on your behalf, such as trustees, depositories and transfer agents, are obligated only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

For example, once we make a payment or give a notice to the legal holder, we have no further responsibility for the payment or notice even if that legal holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve ourselves of the consequences of a default or of our obligation to comply with a particular provision of the indenture), we would seek the approval only from the legal holders, and not the indirect holders, of the securities. Whether and how the legal holders contact the indirect holders is up to the legal holders.

When we refer to you, we mean those who invest in the securities being offered by this prospectus, whether they are the legal holders or only indirect holders of those securities. When we refer to your securities, we mean the securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders. If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a legal holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

A global security represents one or any other number of individual securities. Generally, all securities represented by the same global securities will have the same terms. We may, however, issue a global security that represents multiple securities that have different terms and are issued at different times. We call this kind of global security a master global security.

Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution that we select or its nominee. The financial institution that is selected for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as the DTC, will be the depositary for all securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise or as otherwise described in the prospectus supplement. We describe those situations below under “—Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of securities and instead will deal only with the depositary that holds the global security.

If securities are issued only in the form of a global security, an investor should be aware of the following:

•

An investor cannot cause the securities to be registered in his or her name and cannot obtain physical certificates for his or her interest in the securities, except in the special situations we describe below.

•

An investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe under “—Legal Ownership of Securities—Holders of Securities” above.

•	An investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form.

•

An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

•

The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. Neither we nor any third parties employed by us or acting on your behalf, such as trustees and transfer agents, have any responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. Central and the trustee do not supervise the depositary in any way.

•	The DTC requires that those who purchase and sell interests in a global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well.

•

Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the security. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When a Global Security Will Be Terminated. In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form representing the securities it represented. After that exchange, the choice of whether to hold the securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under “—Legal Ownership of Securities—Holders of Securities.”

The special situations for termination of a global security are as follows:

•

if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within a specified time period;

•	if we elect to terminate that global security; or

•	if an event of default has occurred with regard to securities represented by that global security and it has not been cured or waived.

The prospectus supplement may also list additional situations for terminating a global security that would apply to a particular series of securities covered by the prospectus supplement. If a global security is terminated, only the depositary is responsible for deciding the names of the institutions in whose names the securities represented by the global security will be registered and, therefore, who will be the holders of those securities.

Governing Law

The indentures for the senior and subordinated debt securities will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, our authorized capital stock consists of 80,000,000 shares of common stock, 100,000,000 shares of Class A common stock, 3,000,000 shares of Class B stock and 1,000,000 shares of preferred stock. At August 31, 2009, there were 19,194,989 shares of common stock, 47,871,442 shares of Class A common stock and 1,652,262 shares of Class B stock, and there were approximately 162 holders of record of our common stock, 196 holders of record of our Class A common stock, and 5 holders of record of our Class B stock. No shares of preferred stock or options to purchase preferred stock are currently outstanding.

The following description of our capital stock does not purport to be complete and is subject to and is qualified in its entirety by the description of our capital stock contained in our amended and restated certificate of incorporation, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. Reference is made to such exhibit for a detailed description of the provisions thereof summarized below.

Common Stock, Class A Common Stock and Class B Stock

Voting, Dividend and Other Rights. The voting powers, preferences and relative rights of the common stock, Class A common stock, and the Class B stock are identical in all respects, except that (i) the holders of common stock are entitled to one vote per share, the holders of Class B stock are entitled to the lesser of ten votes per share or 49% of the total votes cast, and the holders of Class A common stock generally have no voting rights unless otherwise required by Delaware law, as described below; (ii) stock dividends on common stock may be paid only in shares of common stock and stock dividends on Class B stock may be paid only in shares of Class B stock and (iii) shares of Class B stock have certain conversion rights and are subject to certain restrictions on ownership and transfer described below under “Conversion Rights and Restrictions on Transfer of Class B Stock.” Except as described above, issuances of additional shares of Class B stock and modifications of the terms of the Class B stock require the approval of a majority of the holders of the common stock and Class B stock, voting as separate classes. Our amended and restated certificate of incorporation provides that the number of authorized shares of Class A common stock may be increased or decreased (but not below the number of outstanding shares of Class A common stock then outstanding) by the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the common stock and Class B stock, voting together as a single class, without a vote by any holders of Class A common stock. Under the Delaware General Corporation Law, any amendments to the certificate of incorporation altering or changing the powers, preferences, or special rights of the shares of any class so as to adversely affect them, including the Class A common stock, requires the separate approval of the class so affected, as well as the approval of all classes entitled to vote thereon, voting together, and these voting rights are specifically included in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation cannot be modified, revised or amended without the affirmative vote of the majority of outstanding shares of common stock and Class B stock, voting separately as a class. Except as described above or as required by law, holders of common stock and Class B stock vote together on all matters presented to the stockholders for their vote or approval, including the election of directors. The stockholders are not entitled to vote cumulatively for the election of directors.

Each share of common stock, Class A common stock and Class B stock is entitled to receive dividends if, as and when declared by our board of directors out of funds legally available therefor. The common stock, Class A common stock and Class B stock share equally, on a share-for-share basis, in any cash dividends declared by our board of directors.

Stockholders have no preemptive or other rights to subscribe for additional shares. Subject to any rights of holders of any preferred stock, all holders of common stock, Class A common stock and Class B stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of our company. No common stock, Class A common stock or Class B stock is subject to redemption or a sinking fund.

Conversion Rights and Restrictions on Transfer of Class B Stock. Neither the common stock nor the Class A common stock has any conversion rights. However, at the option of the holder, each share of Class B stock is convertible at any time and from time to time into one share of common stock. If at any time the holders of a majority of outstanding shares of Class B stock vote to convert the outstanding shares of Class B stock to common stock, then all outstanding shares of Class B stock shall be deemed automatically converted into shares of common stock.

Our amended and restated certificate of incorporation provides that any holder of shares of Class B stock desiring to transfer such shares to a person other than a Permitted Transferee (as defined below) must present such shares to us for conversion into an equal number of shares of common stock upon such transfer. Thereafter, such shares of common stock may be freely transferred to persons other than Permitted Transferees, subject to applicable securities law.

Shares of Class B stock may not be transferred except generally to family members, certain trusts, heirs and devisees (collectively, “Permitted Transferees”). Upon any sale or transfer of ownership or voting rights to a transferee other than a Permitted Transferee or to the extent an entity no longer remains a Permitted Transferee, such shares of Class B stock will automatically convert into equal number of shares of common stock. Accordingly, no trading market is expected to develop in the Class B stock and the Class B stock will not be listed or traded on any exchange or in any market.

Effects of Disproportionate Voting Rights. The disproportionate voting rights of the common stock, Class A common stock and Class B stock could have an adverse effect on the market price of the common stock and of the Class A common stock. Such disproportionate voting rights may make us a less attractive target for a takeover than we otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such actions were favored by our stockholders other than the holders of the Class B stock. Accordingly, such disproportionate voting rights may deprive holders of common stock of an opportunity to sell their shares at a premium over prevailing market prices, since takeover bids frequently involve purchases of stock directly from shareholders at such a premium price.

The common stock and Class A common stock issued by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

Our common stock and Class A common stock are listed on the Nasdaq Global Select Market under the symbols “CENT” and “CENTA,” respectively. The transfer agent and registrar for our common stock is BNY Mellon Shareowner Services, 525 Market Street, Suite 3500, San Francisco, CA 94105. Their phone number is (800) 356-2017.

Preferred Stock

Under our amended and restated certificate of incorporation, we may issue up to 1,000,000 shares of preferred stock. We currently have no outstanding shares of preferred stock.

Our board of directors has the authority, without further action by the stockholders, to issue up to the maximum authorized number of shares of preferred stock in one or more series. The board of directors also has the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The rights, preferences, privileges and restrictions of each series will be fixed by the certificate of designation relating to that series. Any or all of the rights of the preferred stock may be greater than the rights of the common stock or the Class A common stock.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock.

Whenever preferred stock is to be sold pursuant to this prospectus, we will file a prospectus supplement relating to that sale which will specify:

•	the number of shares in the series of preferred stock;

•	the designation for the series of preferred stock by number, letter or title that shall distinguish the series from any other series of preferred stock;

•	the dividend rate, if any, and whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

•	the voting rights of that series of preferred stock, if any;

•	any conversion provisions applicable to that series of preferred stock;

•	any redemption or sinking fund provisions applicable to that series of preferred stock;

•	the liquidation preference per share of that series of preferred stock, if any; and

•	the terms of any other preferences or rights, if any, applicable to that series of preferred stock.

Certain Effects of Authorized but Unissued Stock

We have shares of common stock, Class A common stock and preferred stock available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, facilitate corporate acquisitions or payable as a dividend on the capital stock.

The existence of unissued and unreserved common stock, Class A common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Delaware Law and Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

Provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make the acquisition of our company and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to negotiate with us first. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

We are subject to the provisions of Section 203 of the Delaware general corporation law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, subject to certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders.

Our bylaws provide that stockholder action can be taken at an annual or special meeting of stockholders or by written consent. Our bylaws also provide that special meetings of stockholders can be called by the board of directors, the chairman of the board, if any, the president or at the request of stockholders holding not less than 10% of the total voting power. The business permitted to be conducted at any special meeting of stockholders is limited to the purposes stated in the notice of such meeting. Our bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders.

DESCRIPTION OF THE WARRANTS

We may issue warrants, including warrants to purchase common stock, Class A common stock, preferred stock, debt securities, or any combination of the foregoing. Warrants may be issued independently or together with any securities and may be attached to or separate from the securities. The warrants will be issued under warrant agreements to be entered into between us and a warrant agent as detailed in the prospectus supplement relating to warrants being offered. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. A copy of the warrant agreement will be filed with the SEC in connection with any offering of warrants.

The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the currencies in which the price or prices of the warrants may be payable;

•	the designation, amount, and terms of the offered securities purchasable upon exercise of the warrants;

•	the designation and terms of the other offered securities, if any, with which the warrants are issued and the number of the warrants issued with each security;

•	if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

•	the price or prices at which and currency or currencies in which the offered securities purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

•	the minimum or maximum amount of the warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of any federal income tax considerations; and

•	any other material terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

PLAN OF DISTRIBUTION

We may sell the securities:

•	through underwriters or dealers;

•	through agents; or

•	directly to purchasers.

We will describe in a prospectus supplement, the particular terms of the offering of the securities, including the following:

•	the names of any underwriters;

•	the purchase price and the proceeds we will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers;

•	any securities exchanges on which the securities of the series may be listed; and

•	any other information we think is important.

If we use underwriters in the sale, such underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

The securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

We may sell offered securities through agents designated by us. Any agent involved in the offer or sale of the securities for which this prospectus is delivered will be named, and any commissions payable by us to that agent will be set forth, in the prospectus supplement. Unless indicated in the prospectus supplement, the agents have agreed to use their reasonable best efforts to solicit purchases for the period of their appointment.

We also may sell offered securities directly. In this case, no underwriters or agents would be involved.

Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933, or Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents, and describe their compensation, in a prospectus supplement.

Certain of any such underwriters and agents, including their associates, may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business. One or more of our affiliates may from time to time act as an agent or underwriter in connection with the sale of the securities to the extent permitted by applicable law. The participation of any such affiliate in the offer and sale of the securities will comply with Rule 5110(h) of the Corporate Financing Rule of the Financial Industry Regulatory Authority regarding the offer and sale of securities of an affiliate.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

We may authorize agents or underwriters to solicit offers by certain types of institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts. These contracts will provide for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of such contracts will be set forth in the applicable prospectus supplement.

In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in such securities for their own account. In addition, to cover overallotments or to stabilize the price of such securities or any such other securities, the underwriters or agents, as the case may be, may bid for, and purchase, such securities or any such other securities in the open market. Finally, in any offering of such securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transaction or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

Other than the common stock and the Class A common stock, the securities issued hereunder may be new issues of securities with no established trading market. Any underwriters or agents to or through whom such securities are sold for public offering and sale may make a market in such securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such securities.

Sales by Selling Securityholders

Selling securityholders may use this prospectus in connection with the resale of the securities. The applicable prospectus supplement will identify the selling securityholders and the terms of the securities. Selling securityholders may be deemed to be underwriters in connection with the securities they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act. The selling securityholders will receive all the proceeds from the sale of the securities. We will not receive any proceeds from sales by selling securityholders.

VALIDITY OF THE SECURITIES

The validity of the securities issued hereunder will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from Central Garden & Pet Company’s Annual Report on Form 10-K and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can also inspect, read, and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at:

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549.

You can also obtain copies of these materials from the public reference facilities of the SEC at prescribed rates. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

You may also obtain information about us at our Internet website at http://www.central.com. However, the information on our website does not constitute a part of this prospectus.

CERTAIN DOCUMENTS INCORPORATED BY REFERENCE

In this document, we “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. Notwithstanding this statement, however, you may rely on information that has been filed at the time you made your investment decision. We incorporate by reference the documents listed below:

(a)	Our Annual Report on Form 10-K for the fiscal year ended September 27, 2008;

(b)	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended December 27, 2008, March 28, 2009 and June 27, 2009;

(c)	Our Current Reports on Form 8-K filed November 26, 2008, February 4, 2009, February 13, 2009, March 3, 2009, April 1, 2009, April 7, 2009, May 6, 2009 and August 5, 2009 excluding any information that was furnished to (and not filed with) the SEC;

(d)	The description of our capital stock in our registration statement on Form 8-A (File No. 000-20242) filed March 31, 1993, as amended by the Fourth Amended and Restated Certificate of Incorporation, attached as Exhibit 3.1 to our Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (File No. 000-20242); and

(e)	The description of our Class A Common Stock in our registration statement on Form 8-A (File No. 001-33268) filed January 24, 2007.

We also incorporate by reference all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 on or (1) after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of such registration statement and (2) after the date of this prospectus and prior to the termination of any offering made hereby.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Central Garden & Pet Company

1340 Treat Blvd., Suite 600

Walnut Creek, CA 94597

Attention: Investor Relations

Telephone: 1-925-948-4000

You should rely only on the information provided in this document or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated herein by reference, is accurate as of any date other than that on the front of the document. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.